

Energy for the Next Cycle

Delek US

2008 Annual Report

Who We Are

Delek US Holdings (NYSE: DK) is a diversified energy business focused on petroleum refining, wholesale sales of refined products and retail marketing. Our business consists of three operating segments: refining, marketing and retail. Our refining segment operates a 60,000 barrels per day ("bpd") high conversion, moderate complexity, independent refinery in Tyler, Texas. Our marketing segment sells refined products on a wholesale basis in west Texas through company-owned and third party-operated terminals. Our retail segment markets gasoline, diesel, other refined petroleum products and convenience merchandise through a network of company-operated retail fuel and convenience stores located in Alabama, Arkansas, Georgia, Kentucky, Louisiana, Mississippi, Tennessee and Virginia. We also own a 34.6 percent minority equity interest in Lion Oil Company, a privately held Arkansas corporation, which owns and operates a moderate conversion, independent refinery with a design crude distillation capacity of 75,000 barrels per day, and other pipeline and product terminals. The refinery is located in the city of El Dorado.

Delek US: Geographic Footprint



Richmond
Nashville
Chattanooga
Memphis
Atlanta
Birmingham
Dallas
Abilene Terminal
Tyler
Jackson
Montgomery
San Angelo Terminal
New Orleans
Retail Segment
(458 locations)
Lion Oil Refinery
Refining Segment
Marketing and Supply Segment
Refining Segment
Marketing and Supply Segment
Retail Segment

Financial Highlights


05 119.8
06 382.3
07 512.5
08
$533.8

Stockholders' Equity
(in millions)


05 1,837.8
06 3,016.0
07 3,900.9
08
$4,615.2

Net Sales [1, 2, 3, 4]
(in millions)


5.3
28.7
$23.3
06 07 08

Marketing Contribution Margin [3]
(in millions)


109.2
153.2
151.9
$73.6
05 06 07 08

Refining Contribution Margin [2, 4]
(in millions)


49.5
51.4
59.8
$66.0
05 06 07 08

Retail Contribution Margin [1]
(in millions)

[1] Retail operating results for 2007 and 2006 have been restated to reflect the reclassification of Virginia stores to discontinued operations.

[2] Refinery segment operating results reflect certain reclassifications made to conform prior year balances to current year financial statement presentation. Sales of intermediate feedstocks have been reclassified to net sales, which had previously been presented on a net basis in cost of goods sold. Certain pipeline expenses previously presented in cost of goods sold have been reclassified to operating expenses, general and administrative expenses and depreciation. These reclassifications had no effect on either net income or shareholders' equity, as previously reported.

[3] Effective August 1, 2006, marketing operations were initiated in conjunction with the acquisition of the Pride assets.

[4] Effective April 29, 2005, we completed the acquisition of the Tyler refinery and related assets. We operated the refinery for 247 days in 2005. The results of operations of the Tyler refinery and related assets are included in our financial results from the date of acquisition.

To Our Stakeholders:

Many of us will remember 2008 as a year characterized by macroeconomic and industry-specific challenges of historic proportion, but also as a time during which Delek US further solidified its position as one of the more attractive long-term opportunities in the downstream energy markets. Our Company managed to maintain profitability for the sixth consecutive year in 2008, despite facing the "perfect storm" of commodity price volatility, tight credit markets and a cautious consumer spending environment.



Ezra Uzi Yemin
President &
Chief Executive Officer

It has been said that opportunity is often most plentiful when the consensus believes conditions are most bleak. We agree. Since 2001, Delek US has engaged in a series of calculated, often contrarian investments in distressed, undervalued assets. Today, these assets – each of which reported positive contribution margin in 2008 – form the basis of our refining, marketing and retail segments. Clearly, the tangible benefits of our diversified downstream model were crucial to our continued success during 2008, even as the U.S. economy slipped into recession.

Over time, every industry will experience its share of cyclical peaks and troughs – recessions followed by recoveries followed by growth spurts, and so on. At Delek US, we not only expect such cyclical change – we prepare for it. Over the years, our diversified model has positioned us to both capitalize on favorable sector trends while carefully managing sector risk across a broad array of customers and markets. In so doing, we have created an investment vehicle that allows investors to participate in multiple emerging-growth ventures, while also partitioning industry risk at the subsidiary level.

Entering 2009, we remain committed to seizing strategic opportunities without compromising balance sheet discipline. When we employ capital for reinvestment in the business, it will be for projects that are anticipated to have a direct positive impact on profitability. Although our industry may not be immune to the challenges facing the U.S. economy in the coming year, we remain committed to managing the business with an emphasis on disciplined cost management, operational execution and profitable growth.

The Year in Review

Between late 2005 and 2007, the U.S. refining complex experienced a cyclical "bull" market characterized by steady, upward-trending product demand and limited refining capacity additions. This cycle ended in 2008, as the price of crude oil and other commodities increased dramatically to record levels during the course of the year, reaching a peak during the mid-summer. As the primary cost for a refinery, the escalation in crude prices had a significant negative impact on profitablity.

Beginning in August, crude prices began to reverse course, ending a trend of steady price escalation that started in the first quarter 2007. The sharp decline in crude prices, in addition to the return of a contango market structure, helped support refining margins entering 2009.

For the better part of 2008, benchmark refining margins were supported by a higher distillate margin that was partially offset by a marginally depressed gasoline margin. Unfortunately, higher crude oil prices in the first half of 2008 weighed heavily on the 5-3-2 Gulf Coast benchmark crack spread, driving the full-year crack spread lower when compared with the prior year.

For our retail segment, 2008 was a record year. With 458 convenience stores in operation at year-end, of which more than half are located on Company-owned property, MAPCO Express® remains one of the largest convenience store operators in the United States. In addition to our size, our concentration in key markets throughout the southeastern United States remains a key competitive advantage, allowing us to realize significant economies of scale and a higher degree of operational efficiency over smaller operators in what continues to be a highly fragmented industry.

Our retail segment contribution margin increased to a record level in 2008, in large part due to strong fuel margins at the pump. We achieved these results in spite of a number of macro-related challenges, including record-high retail fuel prices, a generally weaker discretionary spending environment, and hurricane-related supply shortages that impacted the industry during the early fall.

Finally, at our marketing and supply segment, it was generally business as usual during 2008, which – in the volatile operating environment we experienced – was a good thing. With minimal capital requirements and relatively fixed costs, marketing and supply remains a key component of our long-term downstream model.

Planning for the Future

Entering 2009, our Board of Directors has established a number of strategic initiatives, some of which are near term in nature, and others of which will be longer-term objectives for us to achieve over a multi-year period.

At Delek Refining, our primary near-term objective is to facilitate a safe, timely restart of the Tyler refinery. Leading up to the restart, our attention will be focused on the completion of several capital projects intended to enhance the profitability of Tyler, going forward.

Our Tyler refinery has been offline since November 20, 2008, following a fire that occurred in the vicinity of the Saturates Gas Unit. We expect our insurance will cover the bulk of reconstruction costs, in addition to lost revenue and related expenses while we are offline. We intend to complete a rebuild of the fire-affected units, in addition to two major capital projects whose schedules have been moved up from the fourth quarter 2009 to the first half of the year, thereby allowing us to make the most of the unscheduled downtime.

Remembering November 20, 2008

On November 20, 2008, an explosion and fire occurred at our 60,000 BPD refinery in Tyler, Texas, claiming the lives of two colleagues and injuring several others. At present, there are several parallel investigations underway, including our own, to determine the cause of the event. Ultimately, it is our objective to learn from an experience like this and, in so doing, support our most valuable resource, our employees, as they perform their jobs. As always, we remain wholly committed to operating a facility where the safety of our employees and contractors is our number one priority.

The most potentially impactful series of capital projects underway during 2009 are what we collectively refer to as "crude optimization projects." Upon completion, these projects should significantly increase the profitability of the Tyler refinery by allowing us to substitute light/sweet crudes with less expensive types of crude, all while maintaining a comparable level of light product output. Although we anticipate the optimization projects will reach full completion by mid-2010, the bulk of the work should be completed in the first half of 2009.

Concurrent with the rebuild of the fire-damaged units and the crude optimization projects, we have accelerated the timing of a planned turnaround initially scheduled for the fourth quarter 2009 to the first quarter 2009. Collectively, these three projects will compose the majority of our capital spending in 2009.

At our retail segment, we have two primary areas of focus entering 2009: store "reimaging" and the expansion of our private label product line.

First launched in 2006, our reimaging effort is part of a longer-term initiative to coalesce our various convenience store brands into a single recognizable brand identity. Typically, a reimaged store will undergo a comprehensive makeover, including an upscale interior/exterior remodeling designed to elevate the status of the MAPCO® brand in the eyes of consumers. Since 2006, approximately 20 percent of our store base has been reimaged, including 54 stores during 2008. In 2009, we intend to continue this initiative, particularly given the positive impact the reimaging campaign has had in certain of our test markets.

In a recessionary environment, we believe consumers would rather purchase less expensive "replacement products" than eliminate spending altogether. Our growing list of proprietary products, which includes private label juice drinks, snacks, candy and soft drinks, typically carries lower price points and significantly higher margins than their branded counterparts. We believe private label products could be a significant catalyst for margin expansion in coming years as they begin to gain momentum with our target audiences.

Finally, over the longer term, we will remain opportunistic acquirers of undervalued assets across the downstream energy markets. In addition, we will continue to selectively divest non-core assets to reinvest in core areas of our business where we can strengthen our position as a market leader. From a balance sheet perspective, we believe our ongoing focus on debt reduction will help provide us with the financial flexibility necessary to pursue one or more strategic opportunities as they may arise, while continuing to reinvest in the organic growth of existing businesses.

Performance Driven

At Delek US, our ability to recognize and leverage our collective strengths will remain critical to our future success. Looking ahead to 2009, our optimism is matched with an equal measure of pragmatism: we realize there are significant challenges facing both the macro economy and our respective industries, but view such challenges with a level-headed confidence in the stability of our model and the longer-term opportunities for growth evident therein.

Our employees come to work every day with the aim of building a better, stronger, more competitive business. To that end, we truly believe our employees are the greatest asset of the company. From the board room to the refinery to the hundreds of convenience stores we operate throughout the country, we seek to hire and retain the best people year after year. I would like to salute our employees for their outstanding efforts on behalf of our stakeholders during 2008.

Finally, I want to extend my sincere thanks to all of our partners, vendors, customers and stakeholders for their continued support – in the past, present and future.

Sincerely,

Ezra Uzi Yemin
President & Chief Executive Officer
March 2009

Opportunistic Growth

From inception, our strategic vision has been to merge the acquisition savvy of a private equity firm with the management and operational expertise of seasoned energy industry veterans. The result is a company that has become one of the more active acquirers of downstream energy assets in recent years. However, our success has not been solely the result of an opportunistic acquisition strategy. Our growth has hinged greatly on the ability of management to consistently enhance the efficiency and profitability of purchased assets in later years. The good news for our shareholders is that we're just getting started.

Since 2001, we have completed 11 acquisitions in the refining, marketing/logistics and convenience store industries. Today, these assets are held in three segments – refining, marketing and supply, and retail segments – which, collectively, form our asset base.

The merging of assets from across the downstream energy supply chain has positioned us to benefit from a diversified revenue base – a key advantage when compared with "pure-play" competitors whose profitability is linked to a single business or industry. At an operational level, this diversified revenue base has generated consistent growth and profitability for our stakeholders year in and year out. By leveraging the synergies, scalability and operational efficiencies that overlap throughout our asset portfolio, we are an attractive investment opportunity in virtually any business cycle.

Acquisition Timeline

2001

198 retail fuel and convenience stores
Acquired from: A subsidiary of Williams Express, Inc.

36 retail fuel and convenience stores in Virginia
Acquired from: East Coast Oil Corporation



2003

Seven retail fuel and convenience stores
Acquired from: Pilot Travel Centers

2004

89 retail fuel and convenience stores in Alabama, and a wholesale fuel and merchandise operation

Acquired from: Williamson Oil Co., Inc.



2005

Refinery, pipeline and other refining, product terminal and crude oil pipeline assets located in and around Tyler, Texas, including physical inventories of crude oil, intermediaries and light products ("Tyler refinery")

Acquired from: La Gloria Oil and Gas Company

21 retail fuel and convenience stores in the Nashville, Tennessee area

Acquired from: BP Products North America, Inc.

2006

43 retail fuel and convenience stores located in Georgia and Tennessee

Acquired from: Fast Petroleum, Inc. and affiliates

Refined petroleum product terminals, seven pipelines, storage tanks, idle oil refinery equipment and rights under supply contracts

Acquired from: Pride Companies, L.P. and affiliates


DELEK REFINING
LIQUEFIED PETROLEUM GAS

2007

107 retail fuel and convenience stores located in northern Georgia and southeastern Tennessee

Acquired from: Calfee Company of Dalton, Inc. and affiliates

34.6% equity ownership in Lion Oil Company, an owner and operator of a refinery in El Dorado, Arkansas and other pipeline and product terminals

Acquired from: TransMontaigne, Inc. and other shareholders of Lion Oil

Diversified Asset Base

An investment in Delek US is an investment in a company whose asset base spans the spectrum of downstream energy assets, from refineries and pipelines to terminals and the corner convenience store. Throughout our history, we have prided ourselves on the strength and breadth of our asset base, as well as the long-term value these assets have continued to generate.

Why have the majority of our strategic acquisitions been so profitable? The best answer is relatively simple: location. We have made it a practice to buy undervalued, distressed assets in niche markets with high barriers to entry where, over time, we are able to achieve and/or maintain a position of market leadership.

Our Tyler, Texas refinery is a great example. In April 2005, Delek US purchased the property, plant and equipment at the Tyler refinery for approximately $16 million. Although the facility has required significant capital investment, the refinery has generated nearly $500 million in contribution margin since we purchased the asset in April 2005. Central to the ongoing profitability of the Tyler facility has been its location: Delek US is the only full-service supplier of refined petroleum products within a radius of approximately 100 miles. As a result, the bulk of Tyler's production is sold into the local market, largely free of external competition. It is this combination of niche market location and high barrier to entry that positions Tyler to remain a valuable growth engine.

In our convenience store business, the location factor is equally important. Since 2001, we have purchased approximately 500 convenience store locations in seven separate acquisitions. Importantly, each acquisition has included convenience store locations in rapid-growth markets throughout the southeastern United States, where demographic trends remain favorable. By consolidating our market presence in an eight-state radius, we have been able to use size and scale to our advantage, positioning us as the leader in markets such as Nashville, Memphis, northern Alabama and northern Georgia. Notably, of the 458 stores we operated at year-end, a majority were situated at the highly sought after "corner locations" in their respective markets.

Owned Assets

Refining	Marketing and Supply	Retail
60,000 BPD Refinery / 9.5 Complexity	Pipelines and Terminals	Operate 458 Stores [1]
34.6% Interest in 75,000 BPD Refinery / 10.0 Complexity	Wholesale Distribution Business	Own More Than Half of the Real Estate of the Stores We Operate

[1] Excludes 24 Virginia Locations Held For Sale as of 12/31/08

Contribution Margin Shift



2008
48.6%
51.4%
2007
63.2%
36.8%
2006
72.9%
27.1%

As a Percent of Total Contribution Margin

▼ Retail + Marketing Contribution Margin [2, 3, 5]

▼ Refining Contribution Margin [2, 4]

[2] Total contribution margin excludes Corporate and other.

[3] Retail operating results for 2007 and 2006 have been restated to reflect the reclassification of Virginia stores to discontinued operations.

[4] Refining segment operating results excludes a $10.9 million pre-tax expense associated with the write-down of crude and product inventory to market price as of December 31, 2008, which was lower than our LIFO layer cost. The refinery has not operated since the November 20, 2008 explosion and fire.

[5] Effective August 1, 2006, marketing operations were initiated in conjunction with the acquisition of the Pride assets.

Reinvesting for the Future

Looking ahead to 2009, we intend to strategically reinvest in the future growth of our core businesses. We remain highly committed to managing shareholder capital in a disciplined and prudent manner – particularly given the recent volatility in the credit markets. However, we also understand the critical role strategic investment will play in helping us maintain a competitive edge. With this in mind, we have several capital projects planned for 2009 that, upon completion, are each intended to improve profitability, enhance efficiency and further build brand equity.

At the refining subsidiary, two major initiatives are scheduled for 2009, including a series of crude optimization projects and a scheduled turnaround. At the retail subsidiary, management intends to proceed with a multi-year store "reimaging" campaign that began in 2006 and will continue into the foreseeable future.

The Tyler refinery is anticipated to be offline until May 2009. As a result, discretionary and maintenance-related capital projects initially scheduled for the fourth quarter of 2009 have been accelerated to coincide with the rebuild of the fire-damaged units during the first half of the year.

At the refining segment, two of the three crude-slate enhancing projects, collectively referred to as the crude optimization projects, remain a top priority heading into 2009. Upon completion, these projects will improve Tyler's ability to process a wider array of heavier, sour types of crudes that typically sell at a discount to light, sweet types of crude. By reducing the relative cost of purchased crudes used in the production of gasoline, distillate and other residual products, the crude optimization projects are anticipated to substantially improve the profitability of Tyler beginning in late 2009.

Refining Reinvestment

Major Completed Projects Since 2005	Purpose
DHT and Sulfur Unit	100% ULSD Production
MEROX Unit	Jet Fuel Production
Ethanol Projects	100% E-10 Blending Capability
GHT	100% Low Sulfur Gasoline Production

Major Capital Projects in 2009	Purpose
Crude Optimization Projects	Increase Sour Crude Processing Ability
Turnaround	Scheduled Maintenance
Rebuild of Fire-Damaged Units	Online in May 2009

In the retail business, we remain highly focused on continuing to build brand equity through the reimaging of our convenience store portfolio. Over the years, we have purchased more than 500 convenience stores from a number of retail chains including East Coast®, Discount Food Mart™, Fast Food and Fuel™ and Favorite Markets® brands. While many of these legacy brands have some local brand equity, we intend to gradually consolidate the store base under the umbrella of one unified brand, MAPCO Express. Through year-end 2008, approximately 20 percent of the store base has been reimaged. Notably, many of these reimaged stores have outperformed non-reimaged stores during the past year. Over time, we believe the benefits of brand consolidation and cosmetic reimaging will serve to expand our customer base and, ultimately, help drive increased sales.

Retail Reinvestment


Reimaged Sites
Percentage of Store Base
Number of Reimaged Sites
60
40
20
0
29
14
54
30%
20%
10%
0%
06
07
08
Reimaged Sites as a % of Total Sites Operated


mart

Corporate and Shareholder Information

Directors

Ezra Uzi Yemin
Asaf Bartfeld
Carlos E. Jordá
Philip L. Maslowe
Gabriel Last
Zvi Greenfeld
Charles H. Leonard

Management

Ezra Uzi Yemin
President & Chief Executive Officer of Delek US Holdings, Inc.

Frederec Green
President & Chief Operating Officer of Delek Refining, Inc

Lynwood Gregory
Senior Vice President of Delek US Holdings, Inc. & Executive Vice President & Chief Operating Officer of MAPCO Express, Inc.

Pete Daily
Vice President & Chief Operating Officer of Delek Marketing & Supply, Inc.

Edward Morgan
Vice President & Chief Financial Officer of Delek US Holdings, Inc.

Assi Ginzburg
Vice President of Strategic Planning of Delek US Holdings, Inc.

Kimberly O'Dell
Vice President of Marketing of MAPCO Express, Inc.

Joane Walker
Vice President & Chief Accounting Officer of Delek US Holdings, Inc.

Greg Intemann
Vice President & Treasurer of Delek US Holdings, Inc.

Kathy Roadarmel
Vice President of Human Resources of Delek US Holdings, Inc.

Charles Williams
Vice President of Trading & Supply of Delek Refining, Inc.

Mike Norman
Vice President of Environmental & Regulatory Affairs of Delek Refining, Inc.

Paul Melgaard
Vice President of Fuel Supply of MAPCO Express, Inc.

Kent Thomas
General Counsel & Secretary of Delek US Holdings, Inc.

Headquarters:
Delek US Holdings, Inc.
7102 Commerce Way
Brentwood, TN 37027

Stock Exchange Listing:
New York Stock Exchange
Ticker Symbol: DK

Annual Meeting:
Tuesday, May 5, 2:00 p.m.

Auditors:
Ernst & Young, LLP
Nashville, TN

Transfer Agent:
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(718) 921-8208

Form 10-K:
The company's annual report on Form 10-K, which is filed with the Securities and Exchange Commission, is available upon request and may be obtained by writing:

Investor Relations Contact:
Noel R. Ryan III
Director of Investor Relations
Phone: (615) 435-1356
Email: noel.ryan@delekus.com

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND
NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS

To Our Stockholders:

Notice is hereby given that the 2009 Annual Meeting of Stockholders of Delek US Holdings, Inc. (the "Company") will be held on Tuesday, May 5, 2009 at 2:00 p.m., central time, at the Holiday Inn at 5701 South Broadway, in Tyler, Texas for the following purposes:

(1) To elect seven directors to serve until the 2010 annual meeting and until their respective successors are elected and have been qualified;

(2) To approve a one-time option exchange program in which options outstanding under our 2006 Long-Term Incentive Plan may be exchanged for replacement options covering fewer shares with an exercise price equal to the higher of $8.00 or the fair market value of our common stock on the date of grant;

(3) To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2009; and

(4) To transact any other business properly brought before the meeting.

Additional information concerning the matters to be voted upon at the meeting is set forth in the accompanying Proxy Statement. Stockholders of record of the Company's common stock as of the close of business on March 11, 2009, are entitled to notice of, and to vote at, the meeting. You are cordially invited to attend the meeting in person.

Whether or not you plan to attend the annual meeting in person, please mark your votes, then date and sign the enclosed form of proxy and return it promptly in the enclosed postage-paid envelope. If you attend the annual meeting, you may revoke your proxy and vote your shares in person if you wish to do so.

By Order of the Board of Directors,

Kent B. Thomas
General Counsel and Secretary

Delek US Holdings, Inc.
7102 Commerce Way
Brentwood, Tennessee 37027
April 3, 2009

Important Notice Regarding the Availability of Proxy Materials for The Stockholder Meeting to be Held on May 5, 2009

Our proxy statement and 2008 Annual Report to Stockholders are available at http://phx.corporate-ir.net/phoenix.zhtml?c=196835&p=irol-proxy.

TABLE OF CONTENTS

DELEK US HOLDINGS, INC.
7102 COMMERCE WAY
BRENTWOOD, TENNESSEE 37027

ANNUAL MEETING OF STOCKHOLDERS
MAY 5, 2009

PROXY STATEMENT

QUESTIONS AND ANSWERS

1. **Why am I receiving these materials?** This Proxy Statement and enclosed form of proxy (first mailed to stockholders on or about April 3, 2009) are furnished in connection with the solicitation by our Board of Directors of proxies for use at the Annual Meeting of Stockholders, or at any adjournment thereof. The Annual Meeting will be held on Tuesday, May 5, 2009 at 2:00 p.m., central time, at the Holiday Inn at 5701 South Broadway in Tyler, Texas. As a stockholder, you are invited to attend the Annual Meeting and are requested to vote on the items of business described in this Proxy Statement.

2. **What is the purpose of the Annual Meeting?** The Annual Meeting is being held: (1) to elect seven directors, each to serve for a term of one year until the annual meeting of stockholders in 2010 and until the election and qualification of his successor; (2) to approve a one-time option exchange program in which options outstanding under our 2006 Long-Term Incentive Plan may be exchanged for replacement options covering fewer shares with an exercise price equal to the higher of $8.00 or the fair market value of our common stock on the date of grant; (3) to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2009; and (4) to transact such other business as may properly be brought before the meeting or at any adjournment thereof. We will also discuss our business and be available for your comments and discussion.

3. **How may I obtain your Annual Report for 2008?** A copy of our Annual Report to Stockholders and Annual Report on United States Securities and Exchange Commission ("SEC") Form 10-K accompany this Proxy Statement. These documents are also available at http://phx.corporate-ir.net/phoenix.zhtml?c=196835&p=irol-proxy. A copy of these documents (which include our financial statements for the year ended December 31, 2008) may also be obtained from us upon written request. Please refer to question 20 for information on how to request additional information from us.

4. **Who may attend the Annual Meeting?** Stockholders of record as of the close of business on March 11, 2009 (the "record date"), or their duly appointed proxies, may attend the meeting. Stockholders whose shares are held through a broker or other nominee will need to bring a copy of their brokerage statement reflecting their ownership of our common stock as of the record date.

5. **Who is entitled to vote?** Holders of record of our common stock, $0.01 par value, at the close of business on the record date are entitled to vote at the Annual Meeting. 53,682,070 shares of common stock were issued and outstanding on the record date. The common stock is our only outstanding class of voting securities. Each stockholder is entitled to one vote per share of our common stock that he, she or it holds. If you attend the Annual Meeting, you may vote in person. Votes submitted by proxy card and received by our transfer agent on or before 11:59 p.m. (eastern time) on May 4, 2009 will be counted. Only votes submitted in person at the Annual Meeting will be counted after that time.

6. **Who is soliciting my vote?** Your vote is being solicited by our Board of Directors. Certain of our officers, directors and employees, none of whom will receive additional compensation therefor, may solicit proxies by telephone or other personal contact. We will bear the cost of the solicitation of the proxies, including postage, printing and handling and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

7. How does the Board of Directors recommend that I vote? The Board of Directors recommends that you vote "FOR" each of the nominees to the Board of Directors, "FOR" the one-time option exchange program and "FOR" the ratification of our independent registered public accounting firm.

8. How will voting on any other business be conducted? Although we do not know of any business to be considered at the 2009 Annual Meeting other than the proposals described in this Proxy Statement, if any other business is presented at the Annual Meeting, your signed proxy card gives authority to Ezra Uzi Yemin, our President and Chief Executive Officer, and Edward Morgan, our Vice President and Chief Financial Officer, to vote on such matters at their discretion.

9. What is the difference between a "stockholder of record" and a "street name" holder? These terms describe how your shares are held. If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company ("AmStock"), you are a "stockholder of record." If your shares are held in the name of a brokerage, bank, trust or other nominee as a custodian, you are a "street name" holder.

10. How do I vote my shares if I am a stockholder of record? Enclosed is a proxy card for the shares of stock held by you on the record date. You may vote by signing and dating each proxy card you receive and returning it in the enclosed prepaid envelope. Unless otherwise indicated on the proxy, shares represented by any proxy will, if the proxy is properly executed and received by us prior to the Annual Meeting, be voted "FOR" each of the nominees for directors, "FOR" the one-time option exchange program and "FOR" the ratification of our independent registered public accounting firm.

11. How do I vote my shares if they are held in street name? If your shares are held in street name, your broker or other nominee will provide you with a form seeking instruction on how your shares should be voted.

12. Can I revoke or change my vote? Yes. You may revoke or change your vote by: (a) notifying our Secretary in writing on or before 11:59 p.m. (eastern time) on May 4, 2009; (b) submitting a later-dated and timely proxy card by mail; or (c) voting in person at the meeting (if your shares are registered directly in your name on our books and not held through a broker, bank, or other nominee). The latest-dated, timely, properly completed proxy that you submit will count as your vote. If a vote has been recorded for your shares and you submit a proxy card that is not properly signed or dated, the previously recorded vote will stand.

13. Who will count the vote? Representatives of our transfer agent, AmStock, will count the vote and act as the inspector and judge of the election.

14. Is my vote confidential? Proxy cards, ballots and voting tabulations that identify individual stockholders are returned directly to AmStock and are handled in a manner designed to protect your voting privacy. Your vote will not be disclosed to us except: (a) as needed to permit AmStock to tabulate and certify the vote; (b) as required by law; or (c) in limited circumstances such as a proxy contest in opposition to the Board of Directors. Additionally, all comments written on the proxy card or elsewhere will be forwarded to us, but your identity will be kept confidential unless you specifically ask that your name be disclosed.

15. What does it mean if I get more than one proxy card? If your shares are registered in more than one name or in more than one account, you will receive more than one card. Please complete and return all of the proxy cards you receive to ensure that all of your shares are voted.

16. What is a "quorum"? A "quorum" is the presence of the holders of a majority of the outstanding shares entitled to vote either in person or represented by proxy at the meeting. There must be a quorum for the Annual Meeting to be held. Proxies received but marked as abstentions, withheld votes and broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

17. What are the voting requirements to approve each proposal? Directors are elected by a plurality of votes cast by holders of shares entitled to vote. This means that the director nominees with the most votes for the positions available are elected. To approve the proposals to approve a one-time option exchange program and ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2009, a majority of the shares voting at the meeting must vote in favor of each proposal.

18. What is the effect of abstentions, withheld votes and broker non-votes? Abstentions and instructions on the accompanying proxy card to withhold authority to vote will be counted for the purpose of determining the presence or absence of a quorum and will result in the proposal receiving fewer votes. However, the number of votes otherwise received will not be reduced by such action.

"Broker non-votes" are shares held by brokers or nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Under the rules of the New York Stock Exchange (the "NYSE"), NYSE-member brokers who hold shares of common stock in street name for their customers and have transmitted our proxy solicitation materials to their customers, but do not receive voting instructions from such customers, are not permitted to vote on non-routine matters. Since the election of directors and the ratification of Ernst & Young LLP are considered routine matters, a broker may turn in a proxy card voting shares at their discretion and without receiving instructions from you. The approval of a one-time option exchange program is a non-routine matter, and, therefore, a broker does not have discretionary authority to vote on this matter.

Broker non-votes will be counted for the purpose of determining the presence or absence of a quorum and will result in the proposal receiving fewer votes. However, the number of votes otherwise received by the nominee will not be reduced by such action.

19. Can I change the number of copies of the Annual Meeting materials that I receive? Yes. If you share an address with another stockholder, each stockholder may not receive a separate copy of our Annual Report, Form 10-K and Proxy Statement. We will promptly deliver a separate copy to any stockholder upon written or oral request to our Secretary, Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, TN 37027, (615) 771-6701 or by sending an e-mail to ir@DelekUS.com. If you share an address with another stockholder and (i) would like to receive multiple copies of these documents in the future, or (ii) if you are receiving multiple copies and would like to receive only one copy per household, in the future, please contact your bank, broker, or other nominee record holder, or you may contact us at the above address and phone number.

20. How can I obtain additional information about Delek US Holdings, Inc.? Copies of our Annual Report to Stockholders and Annual Report on Form 10-K for the year ended December 31, 2008 and our other annual, quarterly and current reports we file with SEC, and any amendments to those reports, are available free of charge on our website, which is located at http://www.DelekUS.com. These reports and the other information we file with the SEC can be read and copied at the public reference room facilities maintained by the SEC in Washington, DC at 100 F Street, N.E., Washington, DC 20549. The SEC's telephone number to obtain information on the operation of the public reference room is (800) SEC-0330. These reports and other information are also filed by electronically with the SEC and are available at the SEC's website, www.sec.gov. Copies of these reports will be sent without charge to any stockholder requesting it in writing to our Secretary, at Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, Tennessee 37027. The information posted on our website is not incorporated into this Proxy Statement.

PROPOSAL 1
ELECTION OF DIRECTORS

At the Annual Meeting, seven directors are to be elected to hold office until the 2010 Annual Meeting and until their successors have been elected and have qualified. Each of the following individuals is a nominee for election to our Board of Directors: Ezra Uzi Yemin, Gabriel Last, Asaf Bartfeld, Zvi Greenfield, Carlos E. Jordá, Charles H. Leonard, and Philip L. Maslowe. Directors will be elected to serve a one year term expiring at our Annual Meeting in 2010. All seven director nominees are currently serving on our Board of Directors. The Board of Directors has determined that each of Mr. Jordá, Mr. Leonard and Mr. Maslowe qualifies as an independent director under applicable SEC rules and regulations and the rules of the NYSE.

We believe that each director nominee will be able to stand for election. All nominees have consented to be named and have indicated their intent to serve if elected. If any nominee becomes unable to stand for election, proxies in favor of that nominee will be voted in favor of any substitute nominee named by the Board of Directors. If you do not wish your shares voted for one or more of the nominees, you may so indicate when you vote. The persons named in the enclosed proxy intend to vote the proxy for the election of each of the seven nominees, unless you indicate on the proxy card that your vote should be withheld from any of the nominees.

Each nominee elected as a director will continue in office until his successor has been elected and qualified, or until earlier termination of his or her service.

The age, principal occupation and certain other information for each director nominee are set forth below.

Ezra Uzi Yemin, age 40, has served as our chief executive officer since June 2004 and as our president and a director since April 2001. Mr. Yemin also served as our treasurer from April 2001 to November 2003 and as our secretary from May 2001 to August 2005. Mr. Yemin's duties include the formulation of our policies and direction, oversight of executive officers, and overall responsibility for our operation and performance. Prior to joining us, Mr. Yemin served from 2000 to 2001 as the chief financial officer of Delek - The Israel Fuel Corporation, Ltd., a fuel corporation in Israel and one of our affiliated entities. Additionally, he spent two years with CLAL Insurance Company Ltd., an insurance company in Israel and two years in the Insurance Commissioner's Office of the Israel Ministry of Finance.

Gabriel Last, age 62, has served as one of our directors since January 2002. In addition, since 2003, Mr. Last has served as the chairman of the board of Delek Group and currently serves on the board of directors of several of Delek Group's other affiliated entities. Mr. Last served as the chief executive officer of Delek Group from 2001 to 2003. Between 1998 and 2001, Mr. Last was the Managing Director of Israeli Society of Insurance Companies and of Israeli Association of Life Insurance Companies Ltd. Mr. Last served as Vice Inspector General, Israeli Police Force from 1996 to 1998. Mr. Last also served on the board of Sinel Industries Ltd., an unaffiliated public company in Israel from December 2000 to July 2006.

Asaf Bartfeld, age 57, has served as one of our directors since January 2002. Mr. Bartfeld has served as the president and chief executive officer of Delek Group since September 2003. Since July 2001, he has served as general manager of Delek Investments and Properties Ltd., one of our affiliated entities. Mr. Bartfeld also serves on the board of directors of several of our affiliated entities, including Delek Group and Matav-Cable Systems Media Ltd.

Zvi Greenfeld, age 62, has served as one of our directors since October 2005. Mr. Greenfeld has served as the president of one of our affiliated entities, Delek Drilling Management Ltd., since 1993, where he oversees that company's exploration and production of natural gas in Israel. Mr. Greenfeld is the principal of Greenfeld-Energy Consulting, Ltd. a company that has provided consulting services to us since May 2005. He has also been a consultant for Delek - The Israel Fuel Corporation, Ltd., another affiliate, since 2002, advising senior management on fuel purchases. From 1991 to 2002, Mr. Greenfeld served as a vice president of Delek - The Israel Fuel Corporation, Ltd., where among other things, he directed the building and renovation of retail gas stations and managed quality control and fuel purchasing. Additionally, Mr. Greenfeld serves as a director of several of our affiliated entities.

Carlos E. Jordá, age 59, has served as one of our directors since May 2006. Mr. Jordá's experience has been primarily based in the oil and energy sector. Mr. Jordá has been self-employed as a consultant since March 2003, where he has advised clients on potential refining and marketing projects. From October 2000 to March 2003, Mr. Jordá served as the president of PDV America and the chairman of the board of directors of Citgo Petroleum Corporation, each affiliates of Petroleos de Venezuela, S.A., a Venezuela stock-owned petroleum company, where he directed joint ventures in the United States.

Charles H. Leonard, age 60, has served as one of our directors since May 2006. From February 2008 until August 2008, Mr. Leonard served as executive vice president and chief financial officer of Landmark FBO, LLC, a privately held fixed base operator, including the related charter, aircraft sales, and maintenance assets for general aviation aircraft. From March 2006 to March 2007, Mr. Leonard served as the chief financial officer of EGL, Inc., a publicly traded company that provides transportation, supply chain management and information services. From September 2005 to December 2005, Mr. Leonard was the chief financial officer of, and from January 2006 to February 2006 was a consultant to, Transport Industries Holdings, Inc., a privately held transportation and logistics company. From September 1988 to July 2005, Mr. Leonard was employed by Texas Eastern Products Pipeline Company, LLC, the general partner of TEPPCO Partners, L.P., a publicly traded master limited partnership, that owns and operates common carrier pipelines for the transportation of refined petroleum products, liquefied petroleum and natural gases, crude oil and petrochemicals. Mr. Leonard was responsible for the financial operations of the company and served in various capacities, including treasurer from 1996 to 2002 and senior vice president commencing in 1990 and chief financial officer commencing in 1989.

Philip L. Maslowe, age 62, has served as one of our directors since May 2006. Since January 2009, Mr. Maslowe has served as a member of the board of directors and as chairman of the audit committee of American Media, Inc., a privately held publisher of celebrity journalism and health and fitness magazines. Since July 2008, Mr. Maslowe has served on the Board of Directors and Audit Committee of Hilex Poly Co., LLC, a privately held manufacturer of plastic bag and film products. Since December 2004, Mr. Maslowe has served on the board of directors and the audit committee and as chairman of the human resources committee of NorthWestern Corporation, doing business as NorthWestern Energy, a publicly traded provider of electricity and natural gas. From March 2006 until February 2007, Mr. Maslowe served on the board of managers of Gate Gourmet Group Holdings LLC, a privately held provider of catering services to airlines. From August 2002 to December 2004, Mr. Maslowe served as a member of the board of directors and audit committee and chairman of the corporate governance committee of Mariner Health Care, Inc., a publicly traded provider of post-acute health care services. From May 2002 to February 2004, Mr. Maslowe served as chairman of the board of directors, chairman or member of the audit committee and as chairman or member of the compensation committee of AMF Bowling Worldwide, Inc., a company that operates bowling centers and holds an interest in a business that manufactures and sells bowling equipment.

The Board of Directors recommends a vote "FOR" each of the above nominees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 28, 2009, the beneficial ownership of our Common Stock by (i) each person known by us to own more than five percent of our Common Stock, (ii) all of our directors and director nominees, (iii) the executive officers named in the Summary Compensation Table and (iv) all directors and executive officers as a group. Except as otherwise specified, the named beneficial owner has sole voting and investment power over the shares listed. Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 7102 Commerce Way, Brentwood, Tennessee 37027.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock (1)	Percentage of Common Stock (2)
Delek Group Ltd.(3)(4)	39,389,869	73.38%
Itshak Sharon (Tshuva) (5)	39,389,869	73.38%
Delek Petroleum Ltd. (3)(4)	39,389,869	73.38%
Delek Hungary Holding Limited Liability Company (3)(4)	39,389,869	73.38%
Ezra Uzi Yemin	1,324,596 (6)	2.47%
Gabriel Last	20,500	*
Asaf Bartfeld	28,000	*
Zvi Greenfeld	39,000	*
Carlos E. Jordá	3,375	*
Charles H. Leonard	6,375	*
Philip L. Maslowe	5,375	*
Edward Morgan	34,425	*
Frederec Green	90,375	*
Lynwood Gregory	21,875	*
Assaf Ginzburg	43,725	*
All directors and executive officers as a group (15 persons)	1,674,846 (7)	3.12%

* Represents less than 1%.

(1) For purposes of this table, a person is deemed to have "beneficial ownership" of any shares of Common Stock when such person has the right to acquire them within 60 days after February 28, 2009. For purposes of computing the percentage of outstanding shares of Common Stock held by each person named above, any shares which such person has the right to acquire within 60 days after February 28, 2009 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Based upon 53,682,070 shares of Common Stock issued and outstanding on February 28, 2009.

(3) Delek Group Ltd. is the parent company of Delek Petroleum Ltd. Delek Petroleum Ltd. is the parent company of Delek Hungary Holding Limited Liability Company, which is the registered holder of these shares. Other than Delek Hungary Holding Limited Liability Company, which holds the shares directly, each entity may be deemed to indirectly beneficially own the shares held by Delek Hungary Holding Limited Liability Company and disclaims beneficial ownership of the Common Stock beneficially owned by Delek Hungary Holding Limited Liability Company, except to the extent of their pecuniary interest therein.

(4) The address of Delek Group Ltd. and Delek Petroleum Ltd. is Bet Adar Building, 7 Giborei Israel Street, P.O.B. 8464, New Industrial Park, Natanya (South) 42504, Israel. The address of Delek Hungary Holding Limited Liability Company is 1134 Budapest, Vaci ut 35, Hungary.

(5) Mr. Sharon's address is Bet Adar Building, 7 Giborei Israel Street, P.O.B. 8464, New Industrial Park, Natanya (South) 42504, Israel. Mr. Sharon beneficially owns approximately 64% of the outstanding equity and voting ordinary shares of Delek Group Ltd. through corporations that he controls. Mr. Sharon may be deemed to be an indirect beneficial owner of the Common Stock beneficially owned by Delek Group Ltd. Mr. Sharon disclaims beneficial ownership of the Common Stock beneficially owned by Delek Group Ltd., except to the extent of his pecuniary interest therein. This information is as of March 16, 2009, and is based on filings made by Delek Group Ltd. with the Israel Securities Authority.

(6) Includes 65,650 shares of Common Stock that Mr. Yemin has the right to purchase within 60 days of February 28, 2009.

(7) Includes 65,650 shares of Common Stock that Mr. Yemin has the right to purchase within 60 days of February 28, 2009.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 and regulations of the SEC thereunder require our executive officers and directors and persons who own more than ten percent of our Common Stock, as well as certain affiliates of such persons, to file initial reports of ownership of our Common Stock and changes in their ownership with the SEC. Executive officers, directors and persons owning more than ten percent of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely on our review of the copies of such reports received by us and written representations that no other reports were required for or by those persons, we believe that, during the year ended December 31, 2008, all filing requirements applicable to our executive officers, directors and owners of more than ten percent of our Common Stock were met.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2008, regarding compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,813,223	$19.02	965,760 (1)
Equity compensation plans not approved by security holders (2)	1,319,493	$2.03	None
TOTAL	3,132,716	$11.86	965,760

(1) Consists of the number of securities available for future issuance under our 2006 Long-Term Incentive Plan as of December 31, 2008.

(2) Pursuant to his employment agreement, our President and Chief Executive Officer, Mr. Yemin, was granted share purchase rights in May 2004. Upon completion of our initial public offering in May 2006, the share purchase rights permitted him to purchase, subject to certain vesting requirements, up to 1,969,493 shares of our common stock which was five percent of our outstanding shares immediately prior to the completion of the initial public offering. Under the applicable vesting provisions, Mr. Yemin is entitled to purchase up to one-fifth of these shares for each year of his employment (prorated monthly) from May 2004 until expiration of the agreement in April 2009. Mr. Yemin exercised 250,000 of his share purchase rights in December 2006 and 400,000 of his share purchase rights in August 2007. Of the 1,319,493 share purchase rights remaining at December 31, 2008, 1,188,196 were vested and exercisable.

CORPORATE GOVERNANCE

Executive Officers

The following table sets forth the names, ages and positions of each of our current executive officers. Titles are held with Delek US Holdings, Inc. unless otherwise indicated.

Executive Officer	Age	Position
Ezra Uzi Yemin	40	President, Chief Executive Officer and Director
Lynwood Gregory	59	Senior Vice President Executive Vice President and Chief Operating Officer of MAPCO Express, Inc.
Frederec Green	43	President and Chief Operating Officer of Delek Refining, Inc. Vice President of Delek Marketing & Supply, Inc.
Harry P. (Pete) Daily	60	Vice President and Chief Operating Officer of Delek Marketing & Supply, Inc. Vice President of MAPCO Express, Inc. Vice President of Wholesale Marketing of Delek Refining, Inc.
Edward Morgan	39	Vice President and Chief Financial Officer
Assaf Ginzburg	34	Vice President of Strategic Planning
Kimberly O'Dell	35	Vice President of Marketing of MAPCO Express, Inc.
Kathy Roadarmel	51	Vice President of Human Resources
Kent B. Thomas	40	General Counsel and Secretary

Set forth below is a brief description of the business experience of these executive officers.

Ezra Uzi Yemin has served as our chief executive officer since June 2004 and as our president and a director since April 2001. Mr. Yemin also served as our treasurer from April 2001 to November 2003 and as our secretary from May 2001 to August 2005. Mr. Yemin's duties include the formulation of our policies and direction, oversight of executive officers, and overall responsibility for our operation and performance. Prior to joining us, Mr. Yemin served from 2000 to 2001 as the chief financial officer of Delek – The Israel Fuel Corporation, Ltd., a fuel corporation in Israel and one of our affiliated entities. Additionally, he spent two years with CLAL Insurance Company Ltd., an insurance company in Israel and two years in the Insurance Commissioner's Office of the Israel Ministry of Finance.

Lynwood Gregory is the chief operating officer for all of our retail fuel and convenience store operations. He has served as our senior vice president since November 2003 and has served as the executive vice president and chief operating officer of MAPCO Express, Inc. since November 2002. From April 2001 to November 2002, Mr. Gregory served as a vice president of operations of MAPCO Express, Inc. Mr. Gregory began his employment with MAPCO Petroleum, Inc. in 1990 and served as vice president of operations and vice-president of marketing for Williams Express, Inc. prior to our acquisition of the company. Mr. Gregory is a veteran of the retail fuel and convenience store industry. His responsibilities over the course of his career have included operations, marketing and food service. Prior to joining MAPCO Petroleum, Inc., Mr. Gregory spent six years with Georgia Southern Oil, two years with Starvin Marvin's / Globe Oil Company, and eight years with Crown Central Petroleum, all in upper management/executive positions, developing their presence in the Southeast.

Frederec Green has served as the president of Delek Refining, Inc. since March 2007 and as its chief operating officer since May 2005. Mr. Green is the primary operational officer for our refining operations and is also vice president of Delek Marketing & Supply, Inc. Since October 2007, Mr. Green has also served on the Board of Directors of Lion Oil Company, a privately held company in which we hold a 34.6% equity interest. Prior to joining us, from January 2004 to January 2005, Mr. Green operated Green Energy Advisors LLC, an independent consulting practice servicing commercial insurance carriers on petroleum refining and electrical matters. Mr. Green has 21 years experience in the refining industry working for UOP LLC, a refinery technology licensing firm, from 1987 to 1990 and Murphy Oil USA, Inc., from 1990 to 2004, where he served as a senior vice president during his last six years. Mr. Green has experience ranging from crude oil and feedstock supply, through all aspects of managing a refining business to product trading, transportation and sales.

Pete Daily has served as the chief operating officer and a vice president of Delek Marketing & Supply, Inc. since September 2006. Since January 2007, Mr. Daily has also served as the vice president of wholesale marketing for Delek Refining, Inc., and a vice president of MAPCO Express, Inc. Mr. Daily's duties include supervising the purchase and supply of fuels for our convenience stores, marketing the refined products from the Tyler refinery, and marketing our supply of refined products in west Texas. Mr. Daily has over 30 years of experience in marketing and supply of refined products. Mr. Daily served as the vice president of supply of MAPCO Express, Inc. from October 2001 until November 2004. Prior to rejoining us in September 2006, Mr. Daily worked for Truman Arnold Companies as vice president of wholesale marketing from November 2004 to September 2006, where his responsibilities included managing a wholesale marketing division with sales of petroleum products in 48 states.

Edward Morgan is our principal financial and accounting officer and has served as our treasurer since November 2003, as vice president since February 2005 and as chief financial officer since April 2006. Mr. Morgan also serves as the chief financial officer and a member of management of our subsidiaries with responsibility for all finance and accounting matters, as well as our company's information technology infrastructure. Prior to joining us in May 2002, Mr. Morgan was a senior member of management with American HomePatient, Inc., a provider of home health care services and products, where he was the director of treasury operations from 1997 to May 2002. Prior to that, Mr. Morgan spent several years as a certified public accountant at Deloitte and Touche, LLP. Throughout his career, Mr. Morgan has been involved in debt restructuring, acquisitions and divestitures. Mr. Morgan is a member of the American Institute of Certified Public Accountants, the Association for Financial Professionals, and the Tennessee Society of Certified Public Accountants. He serves on the board of directors for the Ronald McDonald House of Tennessee charities.

Assaf Ginzburg is our principal strategic planning officer, and has served as vice president since February 2005 and vice president of strategic planning since April 2006. Mr. Ginzburg's duties also include oversight of our investor relations. Since October 2007, Mr. Ginzburg has also served on the Board of Directors of Lion Oil Company, a privately held company in which we hold a 34.6% equity interest. Prior to joining us in November 2004, Mr. Ginzburg served as a financial advisor from July 2001 to March 2003 for Swary-Yohman Financial Consultants, and from April 1999 to July 2001 for Itzhak Swary Ltd., two consulting firms in Israel. Mr. Ginzburg has been a member of the Israel Institute of Certified Public Accountants since 2001 and served as trustee of court for a large Israeli public company in 2003 and 2004.

Kimberly O'Dell has served as vice president of marketing of MAPCO Express, Inc. since September 2008. Ms.O'Dell served as our vice president of merchandising from 2007 until she was promoted to her current position. Prior to joining us, Ms. O'Dell was director of merchandising for Cracker Barrel Old Country Store from 2005 to 2007, and divisional director of merchandising for Pier 1 Imports from 2003 to 2005.

Kathy Roadarmel has served as our vice president of human resources since September 2007. Ms. Roadarmel has 22 years of experience in executive level human resource management in the hospitality, manufacturing, food and beverage and retail industries. Prior to joining us, Ms. Roadarmel had served four years as human resources manager for Clopay Plastic Products in Nashville, Tennessee. From April 2000 to March 2003, Ms. Roadarmel served as president of Worldwide Recruiters. Prior to April 2000, she served in various human resources roles for Gaylord Entertainment Company (Opryland Hotel) including serving most recently as its vice president of human resources.

Kent Thomas has served as our general counsel and secretary since August 2005. Mr. Thomas has more than twelve years experience practicing law in Nashville, Tennessee. Prior to joining us, Mr. Thomas spent four years at the firm of Colbert & Winstead, PC of Nashville, Tennessee, with a practice focused on litigating employment, commercial and copyright disputes and providing transactional representation in the banking, transportation, entertainment, restaurant and alcoholic beverage retail industries.

The Board of Directors

At the date of this Proxy Statement, the Board of Directors consists of seven members, Messrs. Yemin, Last, Bartfeld, Greenfeld, Jordá, Leonard and Maslowe. All seven directors have been nominated for election at the Annual Meeting to serve for a one year term expiring at our annual meeting of stockholders in 2010.

The Board of Directors has determined that we are a "controlled company" for the purposes of Section 303A of the NYSE Listed Company Manual because more than 50% of our voting power is indirectly held by Delek Group, Ltd. As such, we rely on exemptions from the provisions of Section 303A that would otherwise require us, among other things, to have a board of directors composed of a majority of independent directors. The Board of Directors has determined that Mr. Jordá, Mr. Leonard and Mr. Maslowe each qualifies as an independent director under applicable SEC rules and regulations and the rules of the NYSE.

Under the NYSE's listing standards, a director will not be deemed independent unless the Board of Directors affirmatively determines that the director has no material relationship with us. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, the Board of Directors has determined that each of our independent directors has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us, and is therefore independent under the NYSE's listing standards and applicable SEC rules and regulations.

The Board of Directors held eight meetings during 2008. Each of our directors attended at least 75% of the aggregate of all meetings of the Board and committees on which he served except for Gabriel Last, who attended four of the eight Board meetings and did not serve on any Board committees. Although we have not adopted a policy with regard to board member attendance at annual meetings of our stockholders, four of our directors attended our annual meeting of stockholders on May 1, 2008.

The NYSE listing standards require our non-management directors to meet at regularly scheduled executive sessions without management. Our non-management directors intend to meet in such executive sessions following each quarterly meeting of the Board of Directors in 2009. Mr. Bartfeld will preside over all such sessions. At least once in 2009, our independent directors will meet in an executive session.

Communications with the Board of Directors

Stockholders or other interested parties who wish to communicate with any of our directors, any committee chairperson or the Board of Directors may do so by writing to the director, committee chairperson or the Board in care of the Secretary of Delek US Holdings, Inc. at 7102 Commerce Way, Brentwood, Tennessee 37027. Communications received will be forwarded directly to the director to whom it is addressed. If the communication is addressed to the Board and no particular director is named, the communication will be forwarded, depending on the subject matter, to the appropriate committee chairperson or to all members of the Board.

Committees of the Board of Directors

The Board of Directors has standing Audit and Compensation Committees. As a controlled company, we rely on exemptions from the provisions of Section 303A of the NYSE Listed Company Manual that would otherwise require us, among other things, to have a Compensation Committee composed of independent directors and to have a Nominating and Corporate Governance Committee.

As a controlled company, the Board of Directors does not believe that it is necessary to have a Nominating and Corporate Governance Committee or a committee performing the functions of this committee. The entire Board of Directors participates in the nomination of candidates for election to the Board of Directors in accordance with our Board of Directors Governance Guidelines.

The Board of Directors is responsible for filling vacancies on the Board of Directors at any time during the year, and for nominating director nominees to stand for election at the annual meeting of stockholders. The Board of Directors does not generally utilize the services of search firms or consultants to assist in identifying and screening potential candidates. In accordance with our Board of Directors Governance Guidelines, the Board of Directors identifies individuals qualified to become directors and considers such factors as it deems appropriate, including the individual's education, experience, reputation, judgment, skill, integrity, industry knowledge, the degree to which the individual's qualities and attributes complement those of other directors, and the extent to which the candidate would be a desirable addition to the Board of Directors and committees thereof. Directors should have experience in positions with a high degree of responsibility; be leaders in the organizations with which they are affiliated; and have the time, energy, interest and willingness to serve as a member of the Board of Directors.

The Board of Directors will consider nominees for directors recommended by stockholders of Delek and will evaluate each nominee using the same criteria used to evaluate director candidates otherwise identified by the Board. Stockholders wishing to make such recommendations should write to the Board of Directors in care of the Secretary of Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, Tennessee 37027. Persons making submissions should include the full name and address of the recommended nominee, a description of the proposed nominee's qualifications and other relevant biographical information.

Audit Committee

The Audit Committee consists of Mr. Maslowe (chairman), Mr. Leonard and Mr. Jordá. The composition of the Audit Committee has not changed from its inception on May 9, 2006. The Audit Committee met six times during 2008.

The Board has determined that (i) Mr. Maslowe, Mr. Leonard and Mr. Jordá each qualifies as independent under applicable SEC rules and regulations and the rules of the NYSE; and (ii) Mr. Maslowe is an "audit committee financial expert" within the meaning of Item 407(d)(5) of Regulation S-K.

The purpose of the Audit Committee is to provide assistance to the Board in the oversight of (a) the quality and integrity of our financial statements; (b) the disclosure and financial reporting process, including our financial statements; (c) our internal controls and procedures for financial reporting; (d) the performance of our internal audit function and independent registered public accounting firm employed by us for the purpose of preparing and issuing an audit report or related work (the "Outside Auditor"); (e) the Outside Auditor's qualifications and independence; and (f) our compliance with policies under our Code of Business Conduct & Ethics and legal and regulatory requirements. These responsibilities are set forth in the Audit Committee's charter, which is posted on our corporate website at www.DelekUS.com. In addition, the Audit Committee is generally responsible for administering our related party transactions policy.

Compensation Committee

The Compensation Committee consists of Mr. Yemin (chairman), Mr. Bartfeld and Mr. Jordá. The composition of the Compensation Committee has not changed from its inception on May 9, 2006. The Compensation Committee met four times in 2008.

Among the three members of the Compensation Committee, only Mr. Jordá qualifies as independent under applicable SEC rules and regulations and the rules of the NYSE. As a controlled company, we are exempt from the NYSE requirement to have a Compensation Committee composed entirely of independent directors.

The purpose of the Compensation Committee is to support the Board of Directors and work with management to ensure that compensation practices properly reflect management's and our philosophy, competitive practices and regulatory requirements. The Compensation Committee reviews, provides advice on and, where appropriate, approves compensation objectives, plans, and levels.

The Compensation Committee is responsible to our Board of Directors and stockholders for evaluating the performance of Mr. Yemin, our chief executive officer, and approving the compensation awarded to our named executive officers, with the exception of Mr. Yemin, most of whose compensation is determined by the terms of his employment agreement. Additional compensation arrangements or changes to Mr. Yemin's employment agreement are approved by the full Board of Directors. Further, Mr. Yemin does not participate in discussions regarding his performance evaluation. These responsibilities are set forth in the Compensation Committee's charter, which is posted on our corporate website at www.DelekUS.com.

The Compensation Committee relies heavily on the input and recommendations of Mr. Yemin and our vice president of human resources in determining compensation. In 2008, the Compensation Committee delegated a portion of its authority to determine base salaries, annual cash bonuses and the total mix and amount of long-term incentive compensation (including the recipients of such compensation) to Mr. Yemin, in consultation with the vice president of human resources, and subject to the approval of the Committee in the instance of our executive officers (other than Mr. Yemin).

The Compensation Committee has also delegated a portion of its authority under the 2006 Long-Term Incentive Plan to Mr. Yemin, the vice president of human resources and the general counsel. Under this authority, Mr. Yemin may grant up to 15,000 stock options to certain employees, and the vice president of human resources and general counsel, acting jointly, may grant up to 2,500 stock options to certain employees. The delegated authority is expressly limited to newly hired employees and employees that are promoted to a job classification that is eligible for stock options. The delegated authority does not apply to employees who are subject to Section 16(b) of the Securities Exchange Act of 1934, as amended, or who are considered "covered employees" for purposes of Section 162(m) of the Internal Revenue Code.

The Compensation Committee has further limited this delegated authority by prescribing that grants of stock options pursuant to the delegated authority shall occur only once per calendar quarter. Under this directive, grants occur on the tenth day of the last calendar month of the quarter and cover eligible employees through the last day of the second calendar month of the quarter. In selecting the predetermined quarterly grant date, the Committee chose a date that would normally be after the public announcement of our financial results for the preceding quarter and 20 days before the close of the current quarter. See the sections titled "Compensation Setting Process," "Base Salaries" and "Annual Bonuses" in the Compensation Discussion and Analysis for an additional discussion of the role of Mr. Yemin, other executive officers and compensation consultants in determining compensation.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised of Mr. Yemin, Mr. Bartfeld and Mr. Jordá. Mr. Yemin is the chairman of the Compensation Committee. He has served as our chief executive officer since June 2004 and our president and a director since April 2001. Mr. Bartfeld has served as Delek Group's president and chief executive officer since September 2003. See "Executive Compensation" and "Director Compensation" for information regarding relationships and transactions involving the company in which Mr. Yemin and Mr. Bartfeld had an interest.

None of our executive officers serve as a member of the Board of Directors or Compensation Committee of any entity that has one or more of its executive officers serving as a member of our Board of Directors.

Board of Directors Governance Guidelines, Code of Business Conduct & Ethics and Committee Charters

The full texts of our Board of Directors Governance Guidelines and Code of Business Conduct & Ethics, as well as the charters for the Audit Committee and Compensation Committee, are available on our website (www.DelekUS.com). In addition, you may request a copy of any of these documents by writing to the Investor Relations Department of Delek US Holdings, Inc. at 7102 Commerce Way, Brentwood, Tennessee 37027, or ir@DelekUS.com. If we waive any material departure from a provision of our Code of Business Conduct & Ethics, we intend to post such waiver (to the extent applicable to our principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions) on this website.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On March 6, 2007, our Board of Directors adopted a written related party transactions policy to document procedures pursuant to which related party transactions are reviewed, approved or ratified. The policy covers all transactions between us and any related party (including any transactions requiring disclosure under Item 404 of Regulation S-K), other than transactions generally available to all employees and transactions involving less than $5,000, when aggregated with all similar transactions. The Audit Committee is generally responsible for administering the policy. However, our policy permits the disinterested members of the Board of Directors to exercise the authority otherwise assigned to the Audit Committee. Additionally, any related party transaction in which any director is an interested party must be reviewed and approved by the full Board of Directors. A related party transaction may be consummated only if it is ratified or approved by the Audit Committee or disinterested members of the Board of Directors and if it is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party. Because our policy was not in place until 2007, these particular procedures were followed at the commencement of only the December 2008 transaction discussed below. However, the management and consulting agreement with Delek Group was approved by our Board of Directors in February 2006, and the consulting agreement with Charles Green was ratified by our Audit Committee in March 2008.

At December 31, 2008, Delek Group Ltd. ("Delek Group") beneficially owned approximately 73.4% of our outstanding common stock. As a result, Delek Group and its controlling stockholder, Mr. Sharon (Tshuva), will continue to control the election of our directors, influence our corporate and management policies (including the declaration of dividends) and determine the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

Effective January 1, 2006, we entered into a management and consulting agreement with Delek Group, pursuant to which key management personnel of Delek Group provide management and consulting services to us, including matters relating to long-term planning, operational issues and financing strategies. The agreement has an initial term of one year and will continue thereafter until either party terminates the agreement upon 30 days advance notice. As compensation, the agreement provides for payment to Delek Group of $125,000 per calendar quarter, payment within 90 days of the end of each quarter and reimbursement for reasonable out-of-pocket costs and expenses incurred. Amounts paid under this agreement in 2008 totaled $500,000 and amounts payable under this agreement as of December 31, 2008 totaled $125,000.

On January 12, 2006, we entered into a consulting agreement with Charles H. Green, the father of one of our named executive officers, Frederec Green. Under the terms of the agreement, Charles Green provided assistance and guidance, primarily in the area of electrical reliability, at our Tyler refinery, and was paid $100 per hour for services rendered. During the twelve month periods ended December 31, 2008 and December 31, 2007, Charles Green was paid approximately $136,500 and $201,400, respectively, for services rendered. Mr. Green's services concluded in August 2008.

In December 2008, Delek Finance, Inc., a wholly-owned subsidiary of Delek US Holdings, Inc., borrowed $15 million from Delek Petroleum, Ltd., an Israeli corporation controlled by our indirect majority stockholder, Delek Group, Ltd. at an interest rate of LIBOR plus 4%. The principal was fully repaid by December 31, 2008 and interest of approximately $37,000 was paid in January 2009.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Overview, Objectives and Philosophy

The emphasis of our 2008 compensation framework was management retention, management recruitment and compensation continuity in a manner that supported stockholder value. The 2008 framework was designed to reward the performance of our employees with reference to the overall performance of the company. Going forward, we have developed a compensation framework that is designed to:

- Attract, motivate and retain key executives;
- Centralize administration and control over individual compensation components;
- Align the long-term economic interests of executives with stockholders by providing a portion of the executives' compensation in the form of equity awards; and
- Reward excellence and performance by executives that increases the value of our stock and promotes an ethical culture amongst our employees.

These objectives will govern the decisions that the Compensation Committee (the "Committee") makes with respect to the amount and type of compensation payable to our named executive officers. Further, we believe that these objectives strengthen our commitment to operate our business with the highest standards of ethical conduct.

Elements of Our Compensation

The compensation framework for our named executive officers consists of the following three key elements:

- Base salary;
- Annual cash bonuses and other special cash bonuses, as warranted; and
- Long-term incentives (including the annual grant of stock options and/or restricted stock units).

In addition to these key elements of compensation, our compensation framework includes limited fringe benefits, perquisites, severance and other benefits. Each of these elements is discussed further below.

Compensation Setting Process

Our Board of Directors has determined that we are a "controlled company" for purposes of Section 303A of the NYSE Listed Company Manual because Delek Group, Ltd. indirectly holds more than 50% of the voting power of our company. As a controlled company, we are exempt from the NYSE requirement to have a compensation committee composed entirely of independent directors. Among the three members of our Committee, only Mr. Jordá qualifies as independent under applicable SEC rules and regulations and the rules of the NYSE.

The Committee is responsible for determining the amount and mix of total compensation to be paid to our named executive officers. However, the chairman of the Committee, Mr. Yemin, did not participate in discussions regarding his own compensation arrangements, most of which are determined by his employment agreement. In determining the amount and mix of the total compensation to be paid to our named executive officers (other than Mr. Yemin), the Committee relied heavily on the input and recommendations of Mr. Yemin and our vice president of human resources. Together with our former vice president of human resources, Mr. Yemin developed our current compensation framework, which was presented to and approved by the Committee. For a description of the Committee's delegation of authority to management, you should read the narrative discussion on page 12 of this Proxy Statement. The Committee also relied to a lesser extent on studies performed for us by compensation consultant AON/Radford Consulting ("AON").

In late 2005, prior to our initial public offering, we engaged AON to provide advice to the Board of Directors in formulating our 2006 compensation. AON performed compensation studies of peer companies identified by us in consultation with AON which included base salary, total cash compensation and total compensation. In November 2007, the Committee authorized management to engage AON to reevaluate our peer companies and provide a competitive review of executive compensation relative to published surveys and the peer group including base salaries, annual incentives, total cash compensation, long-term incentives and total direct compensation. We referred to these updated studies in formulating 2008 compensation.

Generally, executive compensation has been paid primarily in cash as base salaries and bonus, although this is not due to any specific practice, policy or formula regarding the allocation between long-term and currently paid out compensation or the allocation between cash and non-cash compensation. In making decisions with respect to the amount and type of compensation paid to our named executive officers, the Committee considers the individual's performance, the company's performance, and competitive market information.

In 2008, the Committee referenced, and will continue to reference, two groups of publicly traded peer companies in its decision making process: independent refining and marketing companies, and retail companies. The peer companies were developed in consultation with AON in 2005, and the group was updated in 2007. As a result of the 2007 update, one refining company, Premcor, and three retail companies, 7-11, Starbucks and Target, were removed from the group. Three refining companies, Murphy Oil Corporation, Tesoro Corporation and Valero Energy Corporation, were added to the peer group along with three retail companies, Hess Corporation, Susser Holdings Corporation and TravelCenters of America, LLC. Premcor was removed because it ceased operations, and 7-11 was removed because it is no longer publicly traded. Susser Holdings and TravelCenters of America were added because they have become publicly traded companies and, as retail fuel and convenience store operators, provide more appropriate retail peers for us than Starbucks or Target. For the reasons set forth above, we believe that the addition of Murphy Oil, Tesoro, Valero Energy and Hess enhances the mix of peer companies.

The list of peer companies referenced in developing our 2008 compensation framework is set forth below. The Committee believes the two groups provide an appropriate, comparative, cross-section of industry and human-resource competitors with market capitalization and operational complexity similar to ours. While the Committee does not regularly benchmark its compensation practices against any particular company or group of companies, the Committee believes that compensation data from the companies listed below can be a useful tool in our decision making process for all areas of our compensation framework. The two groups are listed in the following table:

Refining Companies	**Retail Companies**
Alon USA Energy, Inc.	Alimentation Couche Tard, Inc.
Frontier Oil Corp.	Casey's General Stores, Inc.
Holly Corporation	Hess Corporation
Murphy Oil Corporation	The Pantry, Inc.
Sunoco, Inc.	Susser Holdings Corporation
Tesoro Corporation	TravelCenters of America, LLC
Valero Energy Corporation	
Western Refining, Inc.	

Base Salaries

Our named executive officers receive a majority of their overall cash compensation as base salary. Generally, base salaries have not been based upon specific measures of corporate performance, but are determined upon the recommendations of the chief executive officer, based upon his determination of each employee's individual performance, position and responsibilities, and contributions to both our financial performance and ethical culture. We generally seek to position base salary at or below the market median of the peer group. In contrast to our other named executive officers, our chief executive officer's base salary is determined pursuant to his employment agreement which was executed in May 2004. For a description of Mr. Yemin's employment agreement, you should read the narrative discussion beginning on page 22 of this Proxy Statement.

Base salaries are reviewed annually, typically in December. Annual base salaries for 2008 were reviewed in December 2007, and Mr. Yemin, in consultation with our vice president of human resources, determined the base salaries, which were reviewed and approved by the Committee in January 2008. In making the 2008 salary determinations, Mr. Yemin was guided by the factors set forth above.

The explosion and fire at our Tyler refinery on November 20, 2008 resulted in a suspension of production that is anticipated to continue until at least May 2009. As a result, we postponed our annual review of base salaries for 2009 from December 2008 until production at the refinery resumes. We expect that Mr. Yemin, in consultation with our vice president of human resources, will determine the base salaries, and that these determinations will be reviewed and approved by the Committee. In making the salary determinations, we expect that Mr. Yemin will be guided by the factors set forth above. There have been no material changes to the salaries to be paid to our named executive officers in 2009 from that paid to our named executive officers in 2008.

The Committee believes that the base salaries paid to our named executive officers are appropriate and help to achieve our objectives to attract, retain and motivate our named executive officers. For a description of the base salaries paid to our named executive officers for 2008, you should read the Summary Compensation Table beginning on page 20 of this Proxy Statement.

Annual Bonuses

Annual cash bonuses to our named executive officers are intended to reward company-wide performance and, to a lesser extent, individual performance during the year. The annual cash bonuses paid to Mr. Morgan, Mr. Green, Mr. Gregory and Mr. Ginzburg equaled approximately 25.6%, 24.4%, 17.1% and 27.8% of their base salary in 2008. From time to time, special cash bonuses may be granted to our executive officers in order to reward outstanding performance or the achievement of business milestones.

Mr. Yemin and our vice president of human resources review peer company cash bonus data as compiled by AON to evaluate the competitiveness of our cash bonus practices, but do not use the data to develop any specific bonus targets or criteria. At the end of each calendar year, management prepares and the Board of Directors approves an annual bonus budget for all employees as part of the overall operating budget for the company. The annual bonus pool for 2008 was developed in late 2007 by Mr. Yemin, in consultation with our vice president of human resources, with reference to the prior year's pool and the coming year's overall budget. The bonus budget may be adjusted downward by the Committee at year end based on the company's actual results or other factors. For example, the aggregate cash bonuses paid for 2008 were less than the pool established in late 2007 due primarily to our fiscal 2008 performance and our desire to conserve cash in the current economic environment. Total annual bonuses to named executive officers will generally be limited to the amount of this pool and will be based on the individual's level of responsibility within the company and, to a lesser extent, the individual's performance. There are no predetermined formulae, weighted factors or specified list of criteria that is followed in setting bonuses. Annual bonuses for a calendar year are typically determined in the first quarter of the ensuing calendar year. In March 2009, the Committee approved the 2008 bonuses paid to each of our executive officers (other than Mr. Yemin) as well as the overall 2008 bonus budget for all employees (other than Mr. Yemin).

Unlike our other executive officers whose annual cash bonuses are determined and paid in the first quarter of the year in recognition of service in the prior calendar year, Mr. Yemin's annual cash bonus is typically determined and paid after the first quarter of the year. As the top ranking executive of a subsidiary of a foreign company, Mr. Yemin's bonus is influenced by the compensation practices of Delek Group which pays its executive bonuses after the first quarter. In September 2008, the Board of Directors approved a cash bonus in the amount of $400,000 for Mr. Yemin in recognition for his service to us since his last bonus payment in the third quarter of 2007. The disinterested members of the Board of Directors approved Mr. Yemin's bonus in 2008.

The Committee believes that the bonuses paid to our named executive officers are appropriate and help to achieve our objectives to attract, retain and motivate our named executive officers and to reward excellent performance. For a description of the bonuses paid to our named executive officers for 2008, you should read the Summary Compensation Table beginning on page 20 of this Proxy Statement.

Long-Term Incentives

The Committee believes that the grant of non-cash, long-term compensation, primarily in the form of long-term incentive awards, to our named executive officers is appropriate to attract, motivate and retain such individuals, and enhance stockholder value through the use of non-cash, equity incentive compensation opportunities. The Committee believes that our best interests will be advanced by enabling our named executive officers, who are responsible for our management, growth and success, to receive compensation in the form of long-term incentive awards. Since long-term awards will increase in value in conjunction with an increase in the value of our common stock, the awards are designed to provide our named executive officers with an incentive to remain with us. For a description of the long-term incentive awards granted to our named executive officers for 2008, you should read the Summary Compensation Table beginning on page 20 of this Proxy Statement and the Grants of Plan-Based Awards Table on page 22 of this Proxy Statement.

2006 Long-Term Incentive Plan. In April 2006, our Board of Directors and sole stockholder adopted the 2006 Long-Term Incentive Plan (the "Plan"). At December 31, 2008, the Plan provided equity-based compensation to approximately 300 of our employees, including our named executive officers (other than Mr. Yemin). The Plan permits us to grant stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards and cash incentive awards to directors, officers, employees, consultants and other individuals (including, advisory board members) who perform services for us or our affiliates.

Up to 3,053,392 shares of our Common Stock may be issued under the Plan (subject to adjustment to reflect certain transactions and events specified in the Plan). Shares covered by the unexercised portion of an award that terminates, expires or is canceled or settled in cash, shares forfeited or repurchased under the Plan, and shares withheld or surrendered in order to pay the exercise or purchase price under an award or to satisfy the tax withholding obligations associated with the exercise, vesting or settlement of an award will again become available for issuance under the Plan.

Generally, the Compensation Committee administers the Plan, and has discretion to select the persons to whom awards will be made under the Plan and prescribe the terms and conditions of each award under the Plan, subject to the delegation of authority to Mr. Yemin, the vice president of human resources and the general counsel with respect to some option grants, as discussed above under "Committees of the Board – Compensation Committee.". For a description of the Committee's delegation of authority to grant stock options, you should read the narrative discussion on page 12 of this Proxy Statement.

The Board of Directors also has the power to administer the Plan. With respect to the application of the plan to non-employee directors, the disinterested members of the Board of Directors have sole responsibility and authority for matters relating to the grant and administration of awards.

We do not have any plan to select option grant dates or restricted stock unit grant dates for our named executive officers in coordination with the release of material non-public information. The exercise price of all stock options awarded to our named executive officers under the Plan is set at or above market price at the time of the award.

Since the inception of the Plan, all employee stock options under the Plan have been awarded in two simultaneous grants. 75% of the options awarded vest ratably on the first three anniversaries of the grant, and the remaining 25% of the options awarded vest on the fourth anniversary of the grant. The options that vest during the first three years are exercisable at the greater of $16.00 (the initial public offering price of our stock) or the market price of the stock on the date of the grant. If the market price on the date of the grant is $16.00 or less, the options that vest in the fourth year are exercisable at $21.00. If the market price on the date of the grant is more than $16.00, the options that vest in the fourth year are exercisable at 140% of the market price on the date of the grant. We set the exercise price of the last 25% of the grants to vest above the market price because we believed that part of incentive-based compensation should be conditioned upon appreciable increases in the value of our stock. However, the recent extraordinary decline in the United States stock market has caused us to reevaluate our stock option grant practices. Beginning in June 2009, and excluding replacement options that may be issued pursuant to the proposed option exchange offer program described in Proposal 2 below, we expect that all options awarded will vest ratably on the first four anniversaries of the grant and will be exercisable at a price equal to the market price of our stock on the date of the grant. We define the market price of our stock as the NYSE closing price on the date of the grant, or the last previous NYSE closing price if the date of the grant occurs on a day when the NYSE is not open for trading.

Since the inception of the Plan, all awards of restricted stock units have vested ratably over four years and we expect this practice to continue. In contrast to stock option awards, we believe restricted stock unit grants are beneficial because they are provided to our named executive officers at no cost (other than taxes) to the executive and provide further incentive for such individuals to remain with us. Additionally, holders of restricted stock units are credited with dividend equivalents for any cash dividends paid on the number of shares covered by the restricted stock units as a cash deferral, which deferral is settled in cash upon the vesting of the restricted stock units, thereby providing an additional element of compensation. No restricted stock units were granted to our named executive officers or other employees in 2008.

Upon the closing of our initial public offering in May 2006, certain directors and employees, including our named executive officers (other than Mr. Yemin), received their first grants of non-qualified stock options and restricted stock units under the Plan. In 2008, we continued to make initial grants of stock options to newly hired employees based primarily upon an employee's responsibilities within the company. The initial equity grants are designed to assist in recruitment and retention. In addition, these initial equity grants provide our employees with an immediate stake in our performance and are intended to immediately align the interests of our directors, employees and stockholders by providing a direct incentive for directors and employees to focus on stockholder value and regulatory compliance. Between the closing of our initial public offering and its first anniversary in May 2007, the scale utilized for initial grants was equivalent to approximately 75% of the scale used at the time of the initial public offering. Since May 2007, the scale applied to the grants of stock options to newly hired employees has been equivalent to approximately 50% of the amount of stock options granted at the time of the initial public offering.

In addition to the initial grant of equity awards received in 2006, our named executive officers (other than Mr. Yemin) were granted additional stock options in 2007 and 2008. The additional grants were made on June 10 in both years (one of our predetermined quarterly grant dates) as part of an annual grant of stock options to all employees who received stock options under the Plan during the prior calendar year. The scale used for the additional grants was approximately 10% of the scale used at the time of the initial public offering. The annual supplemental grants are designed to maintain the alignment of interests of our employees and stockholders for the long term.

We intend to continue our practice of providing long-term equity-based compensation through time-vested grants to certain employees, including our named executive officers. We anticipate that future grants of stock options will have four-year ratable vesting and exercise prices determined in the manner described above. We also intend to continue our practice of making initial grants to new employees as well as annual supplementary grants in quantities less than the employee's initial grant. The Committee will continue to develop the timing of, and the individual grant guidelines for, the annual supplementary grants under the Plan. The Committee does not currently consider gains from prior equity awards in setting other elements of compensation.

Fringe Benefits, Perquisites and Severance Provisions

Our named executive officers are eligible to participate in the benefit plans generally available to all of our employees, which include health, dental, life insurance, vision and disability insurance. We also sponsor a voluntary 401(k) Employee Retirement Savings Plan for eligible employees administered by Fidelity Management Trust Company. Employees must be at least 21 years of age with at least 1,000 hours worked to be eligible to participate in the plan. After the first anniversary of employment with us, we match employee contributions to the plan, including those by our named executive officers, on a fully vested basis up to a maximum of six percent of eligible compensation.

Beginning with the 2008 tax year, we intend to provide income tax preparation assistance to our executive officers. Because our executive officers are typically among the most highly compensated employees of the Company, their personal tax returns may be examined in connection with examinations of the Company's tax returns. In addition, Exchange Act reporting requirements expose the executive officers' compensation to public scrutiny. We believe that encouraging our executive officers to seek professional tax preparation assistance will (a) mitigate the personal risks that accompany the heightened scrutiny of their compensation, (b) provide the Company with a retention and recruiting tool for executive officers, and (c) protect the Company from the negative publicity that could surround an executive officer's misstatement of his or her personal income tax liabilities.

In addition, we provide limited additional perquisites to two of our named executive officers who are citizens of Israel. Mr. Yemin and Mr. Ginzburg are each provided with rent-free residence in a company-owned home, and Mr. Yemin is reimbursed for the value of income taxes incurred as a result of the residence benefit. Mr. Yemin and Mr. Ginzburg are also provided with the use of an automobile. Mr. Yemin is provided with roundtrip business class airfare to Israel for himself and his family for fourteen (14) calendar days per year. Mr. Ginzburg is provided with roundtrip business class airfare to Israel for himself and his spouse once per year. Both Mr. Yemin and Mr. Ginzburg are provided with the use of an automobile while in Israel. Pursuant to his employment agreement, Mr. Yemin is also (a) paid $3,000 per month to cover education expenses for Mr. Yemin's children; and (b) provided with a home telephone. Finally, in 2008, Mr. Green was reimbursed in an amount less than $10,000 for the cost of his spouse's airfare for certain trips to our refinery in Tyler, Texas. For a description of the perquisites paid to our named executive officers for 2008, you should read the Summary Compensation Table beginning on page 20 of this Proxy Statement.

The employment agreement with Mr. Yemin, the agreements with Messrs. Morgan, Green and Ginzburg, as well as our 2006 Long-Term Incentive Plan may require us to provide compensation or other benefits to our named executive officers in connection with certain events related to a termination of employment or an exchange transaction. For a description of the terms of these arrangements see "Potential Payments Upon Termination or Change-in-Control Arrangements."

We have established these arrangements because we believe providing named executive officers compensation and benefits arrangements upon termination or an exchange transaction is necessary for us to be competitive with compensation packages of our peer companies and assists us in recruiting and retaining talented executives. In addition, formalizing these benefits provides us with certainty in terms of our obligations to an eligible executive in the event that our relationship with any such executive is terminated.

Tax Considerations

In general, Section 162(m) of the Internal Revenue Code places a limit of $1,000,000 on the amount of compensation we may deduct for federal income tax purposes in any one year with respect to our chief executive officer and the next four most highly compensated officers, which we refer to herein as the named executive officers. However, performance-based compensation that meets certain requirements is excluded from this $1,000,000 limitation.

The 2006 Long-Term Incentive Plan is intended to constitute a plan described in Treasury Regulation Section 1.162-27(f)(1), pursuant to which the deduction limits under Section 162(m) of the Internal Revenue Code do not apply to awards granted and compensation paid under the plan during the applicable reliance period. In general, the reliance period ends upon the earliest of: (i) the expiration of the plan; (ii) the material modification of the plan; (iii) the issuance of all available stock and other compensation that has been allocated under the plan; or (iv) the first stockholder meeting at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which we became publicly held.

While we seek to take advantage of favorable tax treatment for executive compensation where appropriate, the Compensation Committee may in the future award compensation which would not comply with the Section 162(m) requirements for deductibility if the Compensation Committee concluded that to be in our best interest.

Stock Ownership Requirements

We do not have express stock ownership guidelines.

Prohibition Against Speculative Transactions

Our Code of Business Conduct and Ethics, which applies to all of our employees and directors, prohibits speculative transactions in our stock such as short sales, puts, calls or other similar options to buy or sell our stock.

Guidelines For Trades By Insiders

We maintain policies that govern trading in our stock by officers and directors required to report under Section 16 of the Exchange Act, as well as certain other employees who may have regular access to material non-public information about us. These policies include pre-approval requirements for all trades and periodic trading "black-out" periods designed with reference to our quarterly financial reporting schedule. We also require pre-approval of all trading plans adopted pursuant to Rule 10b5-1 promulgated under the Exchange Act. To mitigate the potential for abuse, no trades are allowed under a plan within 30 days after adoption. In addition, we discourage termination or amendment of plans by prohibiting trades under new or amended plans within 90 days following a plan termination or amendment.

Conclusion

The foregoing discussion describes the compensation objectives and policies which were utilized with respect to our named executive officers during 2008 and our intended compensation framework for 2009. In the future, as the Compensation Committee continues to review each element of the executive compensation program with respect to our named executive officers, the objectives of our executive compensation program, as well as the methods which the Compensation Committee utilizes to determine both the types and amounts of compensation to award to our named executive officers, may change.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and based on the review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Members of the Compensation Committee

Ezra Uzi Yemin, Chairman
Asaf Bartfeld
Carlos E. Jordá

SUMMARY COMPENSATION TABLE

The following Summary Compensation Table sets forth the compensation for our chief executive officer, our chief financial officer and our three other most highly compensated executive officers for the fiscal year ended December 31, 2008 as well as comparative information for these officers for the years ended December 31, 2007 and December 31, 2006. We refer to these five officers collectively herein as our "named executive officers." The footnotes to the Summary Compensation Table set forth narrative discussions of the material factors necessary to understand the information disclosed in the table.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	All Other Compensation	Total($)(4)
Ezra Uzi Yemin	2008	288,000	400,000	0	264,490	339,092 (5)	1,291,582
President / CEO	2007	288,000	400,000	0	263,768	111,555	1,063,323
	2006	288,000	0	0	703,862	83,646	1,075,508
Edward Morgan	2008	195,000	50,000	49,919	134,563	13,800 (6)	443,282
Vice President / CFO	2007	190,000	95,000	49,783	123,803	13,260	471,846
	2006	176,000	115,000	29,870	74,010	13,341	408,221
Frederec Green	2008	205,000	50,000	38,400	134,563	9,773 (7)	437,736
President / COO of	2007	200,000	100,000	38,295	123,803	10,228	472,326
Delek Refining, Inc.	2006	189,423	120,000	22,977	74,010	10,306	416,716
Lynwood Gregory	2008	205,000	35,000	61,439	134,563	13,800 (8)	449,802
Executive VP / COO of	2007	200,000	100,000	61,271	123,803	13,263	498,337
MAPCO Express, Inc.	2006	189,615	110,000	36,763	74,010	13,341	423,729
Assaf Ginzburg	2008	180,000	50,000	23,040	134,563	43,590 (9)	431,193
VP of Strategic Planning	2007	170,000	85,000	22,977	123,803	24,984	426,764
	2006	149,038	100,000	13,786	74,010	17,805	354,639

(1) Bonuses for the fiscal year 2008 consist of a special bonus paid in September 2008 to Mr. Yemin and annual bonuses paid in March 2009 to Mr. Morgan, Mr. Green, Mr. Gregory and Mr. Ginzburg. The bonus paid to Mr. Yemin in September 2008 was awarded for his service to us since his last bonus payment in the third quarter of 2007. Bonuses for the fiscal year 2007 consist of a special bonus paid in July 2007 to Mr. Yemin and annual bonuses paid in March 2008 to Mr. Morgan, Mr. Green, Mr. Gregory and Mr. Ginzburg. Bonuses for the fiscal year 2006 consist of an annual bonus paid in March 2007 and a one-time special cash bonus paid in August 2006 in connection with the completion of our initial public offering. Mr. Morgan, Mr. Green, Mr. Gregory and Mr. Ginzburg received $90,000, $95,000, $95,000, and $75,000, respectively for their annual bonus and $25,000, $25,000, $15,000 and $25,000, respectively, for their special bonus.

(2) This column represents the dollar amount recognized in accordance with FAS 123R for financial statement reporting purposes with respect to the fiscal year for the fair value of restricted stock units granted in 2006 under the 2006 Long-Term Incentive Plan. Fair value is calculated using the closing price of our stock on the date of grant. The grant date fair value was $15.15 for Mr. Morgan, Mr. Green, Mr. Gregory and Mr. Ginzburg. Assumptions used in the calculation of this amount for the 2006 fiscal year are included in footnote 9 to our audited financial statements for the 2006 fiscal year included in our Annual Report on Form 10 K filed with the SEC on March 20, 2007. Assumptions used in the calculation of this amount for the 2007 fiscal year are included in footnote 10 to our audited financial statements for the 2007 fiscal year included in our Annual Report on Form 10-K filed with the SEC on March 3, 2008. Assumptions used in the calculation of this amount for the 2008 fiscal year are included in footnote 12 to our audited financial statements for the 2008 fiscal year included in our Annual Report on Form 10-K filed with the SEC on March 9, 2009.

(3) This column represents the dollar amount recognized in accordance with FAS 123R for financial statement reporting purposes with respect to the fiscal year for the fair value of stock option awards pursuant to the 2006 Long-Term Incentive Plan and share purchase right awards pursuant to Mr. Yemin's employment agreement. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Assumptions used in the calculation of this amount for the 2006 fiscal year are included in footnote 9 to our audited financial statements for the 2006 fiscal year included in our Annual Report on Form 10–K filed with the SEC on March 20, 2007. Assumptions used in the calculation of this amount for the 2007 fiscal year are included in footnote 10 to our audited financial statements for the 2007 fiscal year included in our Annual Report on Form 10 K filed with the SEC on March 3, 2008. Assumptions used in the calculation of this amount for the 2008 fiscal year are included in footnote 12 to our audited financial statements for the 2008 fiscal year included in our Annual Report on Form 10–K filed with the SEC on March 9, 2009.

(4) The table below sets forth the amount of salary and bonus in proportion to the Total Compensation of each named executive officer:

Name and Principal Position	Fiscal Year	Salary ($)	Salary as Percentage of Total Compensation	Bonus ($)	Bonus as Percentage of Total Compensation
Ezra Uzi Yemin	**2008**	**288,000**	**22.3%**	**400,000**	**31.0%**
President / CEO	**2007**	**288,000**	**27.1%**	**400,000**	**37.6%**
	2006	**288,000**	**26.8%**	**0**	**0.0%**
Edward Morgan	2008	195,000	44.0%	50,000	11.3%
Vice President / CFO	2007	190,000	40.3%	95,000	20.1%
	2006	176,000	43.1%	115,000	28.2%
Frederec Green	**2008**	**205,000**	**46.8%**	**50,000**	**11.4%**
President / COO of	**2007**	**200,000**	**42.3%**	**100,000**	**21.2%**
Delek Refining, Inc.	**2006**	**189,423**	**45.5%**	**120,000**	**28.8%**
Lynwood Gregory	2008	205,000	45.6%	35,000	7.8%
Executive VP / COO of	2007	200,000	40.1%	100,000	20.1%
MAPCO Express, Inc.	2006	189,615	44.7%	110,000	26.0%
Assaf Ginzburg	**2008**	**180,000**	**41.7%**	**50,000**	**11.6%**
VP of Strategic Planning	**2007**	**170,000**	**39.8%**	**85,000**	**19.9%**
	2006	**149,038**	**42.0%**	**100,000**	**28.2%**

(5) For the fiscal year 2008, this amount includes matching contributions to the Company's 401(k) Plan of $13,800. This amount also includes the incremental costs of the following perquisites and other payments received by Mr. Yemin: rent-free residence in a company-owned house in the amount of $161,266, reimbursement of the value of income taxes incurred as a result of the rent-free residence benefit in the amount of $68,602, family education expenses in the amount of $36,000, the value of roundtrip airfare to Israel for himself and his family in the amount of $58,644, personal use of a company-owned automobile and home telephone. We calculated the aggregate incremental cost of Mr. Yemin's residence as the fair rental value of the property. We calculated the aggregate incremental cost of the airfare as the dollar amount paid for the airfare. We calculated the aggregate incremental cost of Mr. Yemin's education expenses and tax reimbursement as the dollar amount paid to Mr. Yemin for education expenses and the tax reimbursement in 2008.

(6) For the fiscal year 2008, this amount consists of matching contributions to the Company's 401(k) Plan in the amount of $13,800.

(7) For the fiscal year 2008, this amount consists of matching contributions to the Company's 401(k) Plan.

(8) For the fiscal year 2008, this amount consists of matching contributions to the Company's 401(k) Plan in the amount of $13,800.

(9) For the fiscal year 2008, this amount includes matching contributions to the Company's 401(k) Plan in the amount of $13,800 and the incremental costs of the following perquisites: rent-free residence in a company-owned house, personal use of a company-owned automobile and the value of roundtrip airfare to Israel for Mr. Ginzburg and his family.

GRANTS OF PLAN BASED AWARDS IN 2008

The following table provides information regarding plan-based awards granted during fiscal year 2008 to our named executive officers.

Name	Grant Date	Authorization Date	Stock Awards: Number of Shares of Stock or Units (#)	Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share) (1)	Grant Date Fair Value of Stock and Option Awards ($)(2)
Ezra Uzi Yemin	n/a	n/a	0	0	n/a	n/a
Edward Morgan	06/10/08	05/01/08	0	4,875	16.00	13,504
	06/10/08	05/01/08	0	1,625	21.00	3,689
Frederec Green	06/10/08	05/01/08	0	4,875	16.00	13,504
	06/10/08	05/01/08	0	1,625	21.00	3,689
Lynwood Gregory	06/10/08	05/01/08	0	4,875	16.00	13,504
	06/10/08	05/01/08	0	1,625	21.00	3,689
Assaf Ginzburg	06/10/08	05/01/08	0	4,875	16.00	13,504
	06/10/08	05/01/08	0	1,625	21.00	3,689

(1) For a description of the manner in which we determine the exercise prices of stock option awards under the 2006 Long-Term Incentive Plan, you should read the discussion at page 17 this Proxy Statement.

(2) The amounts in this column reflect the total dollar amount to be recognized in accordance with FAS 123R for financial statement reporting purposes over the expected term of the grant. Assumptions used in the calculation of this amount for the 2008 fiscal year are included in footnote 12 to our audited financial statements for the 2008 fiscal year included in our Annual Report on Form 10-K filed with the SEC on March 9, 2009.

CEO Employment Agreement. The employment agreement with our president and chief executive officer, Mr. Yemin, was effective May 1, 2004, and was amended as of October 31, 2005, February 1, 2006, April 17, 2006, November 13, 2006 and July 23, 2007. The term of the employment agreement ends on April 30, 2009.

Under the employment agreement, Mr. Yemin receives a base salary of $288,000 and rent-free residence and telephone in a company-owned house in Nashville, Tennessee. The employment agreement was amended in 2007 to provide Mr. Yemin with the option to purchase the residence from us following the termination of his employment (other than termination due to certain specified reasons including, for example, Mr. Yemin's fraud or willful misconduct involving us or our affiliates, conviction of a felony involving moral turpitude, or material breach of an agreement with us or our affiliates). Under the terms of the option, Mr. Yemin may purchase the residence at a price equal to the cost paid by us to purchase the residence, plus the cost of repairs and upgrades to the residence approved by us, plus three percent of the foregoing sum for every anniversary of our purchase of the residence that occurs prior to Mr. Yemin's exercise of the option.

Under the agreement, we pay Mr. Yemin $3,000 per month to cover education expenses for Mr. Yemin's children. In July 2007, this amount increased from $2,000 to $3,000 to account for the education expenses of Mr. Yemin's third child. In addition, Mr. Yemin is provided with the use of an automobile in the United States and while in Israel, and he is provided with roundtrip business class airfare to Israel for himself and his family for 14 calendar days per year.

Mr. Yemin is provided 24 business days of paid vacation per year which accrue ratably during the employment year. The amount attributed to accrued and unused vacation will be paid to Mr. Yemin upon the expiration or termination of his employment agreement. The employment agreement also provides Mr. Yemin with fourteen calendar days of paid sick leave per year, which accrues ratably according to our standard policies.

Under his employment agreement, Mr. Yemin has the right to purchase up to 1,969,493 shares of our common stock at an exercise price of $2.03 per share, which right Mr. Yemin has exercised in part. The share purchase rights are subject to equal monthly vesting over the five year term of the agreement, and terminate upon the earlier of (i) the first anniversary of Mr. Yemin's termination of employment for any reason or (ii) the first anniversary of the expiration of his employment agreement. Mr. Yemin has not received any equity compensation awards under our 2006 Long-Term Incentive Plan.

Mr. Yemin may receive certain benefits upon the expiration or termination of his employment under the employment agreement. Please see the narrative discussion under the heading "Potential Payments Upon Termination or Change-In-Control" on page 24 of this Proxy Statement for further discussion of these terms of Mr. Yemin's employment agreement.

2006 Long-Term Incentive Plan and Equity Grants. All stock option and restricted stock unit grants in 2008 were made pursuant to our 2006 Long-Term Incentive Plan. For a description of the plan and the material terms of the awards reported in the Grants of Plan Based Awards in 2008 table, you should read the discussion beginning at page 17 of this Proxy Statement.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2008

The following table provides information about the number of outstanding equity awards held by our named executive officers at December 31, 2008.

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (1)
Ezra Uzi Yemin	1,188,196 (2)	131,297 (2)	2.03	(3)	0	0
Edward Morgan	27,500	16,250 (4)	16.00	05/03/16	6,500 (5)	$34,385
	0	16,250 (6)	21.00	05/03/16		
	1,625	3,250 (7)	23.50	06/10/17		
	0	1,625 (8)	32.90	06/10/17		
	0	4,875 (9)	16.00	06/10/18		
	0	1,625 (10)	21.00	06/10/18		
Frederec Green	32,500	16,250 (4)	16.00	05/03/16	5,000 (5)	$26,450
	0	16,250 (6)	21.00	05/03/16		
	1,625	3,250 (7)	23.50	06/10/17		
	0	1,625 (8)	32.90	06/10/17		
	0	4,875 (9)	16.00	06/10/18		
	0	1,625 (10)	21.00	06/10/18		
Lynwood Gregory	16,250	16,250 (4)	16.00	05/03/16	8,000 (5)	$42,320
	0	16,250 (6)	21.00	05/03/16		
	1,625	3,250 (7)	23.50	06/10/17		
	0	1,625 (8)	32.90	06/10/17		
	0	4,875 (9)	16.00	06/10/18		
	0	1,625 (10)	21.00	06/10/18		
Assaf Ginzburg	32,500	16,250 (4)	16.00	05/03/16	3,000 (5)	$15,870
	0	16,250 (6)	21.00	05/03/16		
	1,625	3,250 (7)	23.50	06/10/17		
	0	1,625 (8)	32.90	06/10/17		
	0	4,875 (9)	16.00	06/10/18		
	0	1,625 (10)	21.00	06/10/18		

(1) The market value of the restricted stock unit awards is based upon a stock price of $5.29 which was the closing price of our stock on the NYSE as of December 31, 2008.

(2) Pursuant to his employment agreement, Mr. Yemin was granted share purchase rights in May 2004. Upon completion of our initial public offering in May 2006, the share purchase rights permitted him to purchase, subject to certain vesting requirements, up to 1,969,493 shares of our common stock which was five percent of our outstanding shares immediately prior to the completion of the initial public offering. Under the applicable vesting provisions, Mr. Yemin is entitled to purchase up to one-fifth of these shares for each year of his employment (prorated monthly from May 2004 until the expiration of the agreement on April 30, 2009). Of the 1,319,493 share purchase rights remaining at December 31, 2008, 1,188,196 were vested and exercisable.

(3) The share purchase rights terminate upon the earlier of (i) the one-year anniversary of Mr. Yemin's termination of his employment agreement for any reason, or (ii) the one-year anniversary of the expiration of his employment agreement.

(4) The unvested stock options vest on May 9, 2009.

(5) The unvested restricted stock units vest ratably on May 9, 2009 and May 9, 2010.

(6) The unvested stock options vest on May 9, 2010.

(7) The unvested stock options vest ratably on June 10, 2009 and June 10, 2010.

(8) The unvested stock options vest on June 10, 2011.

(9) The unvested stock options vest ratably on June 10, 2009, June 10, 2010 and June 10, 2011.

(10) The unvested stock options vest on June 10, 2012.

OPTION EXERCISES AND STOCK VESTED IN 2008

The following table provides information about stock option exercises by, and the vesting of stock for, our named executive officers during fiscal year 2008.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Options Exercised**	**Value Realized on Options Exercised**	**Number of Shares Acquired on Vesting (1)**	**Value Realized on Stock Vested (2)**
Ezra Uzi Yemin	0	0	0	0
Edward Morgan	0	0	3,250	$32,988
Frederec Green	0	0	2,500	$25,375
Lynwood Gregory	0	0	4,000	$40,600
Assaf Ginzburg	0	0	1,500	$15,225

(1) All shares shown in this column vested on May 9, 2008.

(2) The value shown in this column is based upon the NYSE closing price of our stock on May 9, 2008.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

Employment Agreements. We have an employment agreement with Mr. Yemin which contains certain provisions relating to the termination of his employment. Mr. Yemin's employment agreement provides twelve months notice of termination by either party and for one month of salary continuation following the twelve month notice period. If Mr. Yemin resides in the United States during any such salary continuation period, he will be entitled to continue to receive all the perquisites and other personal benefits provided for in the employment agreement. If Mr. Yemin resides in Israel during any such salary continuation period, he will be entitled to the use of a company vehicle and he will be provided with a home and cellular telephone. If Mr. Yemin's employment is terminated prior to the end of its term, Mr. Yemin will receive a severance payment equal to $1,000 for each full month of his employment with us from January 2005 through the date of termination, and to payment for unused vacation days accrued through the date of termination. Accrued and unused sick leave is not paid to Mr. Yemin upon the termination of his employment agreement. Assuming that Mr. Yemin's employment had terminated on December 31, 2008, and that timely notice of such termination had been given, Mr. Yemin would have been entitled to receive $48,000 in severance, $24,000 in salary continuation and $49,846 in accrued unused vacation pay.

Mr. Yemin's employment agreement also provides him with the option to purchase his residence from us following the termination of his employment (other than termination due to certain specified reasons, including, for example, Mr. Yemin's fraud or willful misconduct involving us or our affiliates, conviction of a felony involving moral turpitude, or material breach of an agreement with us or our affiliates). Under the terms of the option, Mr. Yemin may purchase the residence at a price equal to the cost we paid to purchase the residence, plus the cost of repairs and upgrades to the residence approved by us, plus three percent of the foregoing sum for every anniversary of our purchase of the residence that occurs prior to Mr. Yemin's exercise of the option. We do not believe that the option would have provided a quantifiable benefit to Mr. Yemin if he had exercised the option on December 31, 2008.

If Mr. Yemin's employment agreement terminates because of his death, he will not be entitled to the above-noted payments and benefits, other than accrued and unused vacation. However, pursuant to our standard policies for which the Company-paid premiums are disclosed in the summary compensation table, Mr. Yemin's beneficiaries would receive a death benefit equal to one and half times Mr. Yemin's salary at the time of death. Please see the discussion on page 22 of this Proxy Statement for further discussion of the material terms of Mr. Yemin's employment agreement.

Other Agreements. Pursuant to offer letters, Mr. Morgan, Mr. Green and Mr. Ginzburg are entitled to payments equal to the following amounts: if Mr. Morgan's employment is terminated through no fault of his own, three months of salary; if we elect to terminate Mr. Green's employment through no fault of his own, at least three months of salary; and if Mr. Ginzburg's employment should terminate for any reason beyond his control, three months of base pay. Mr. Morgan, Mr. Green and Mr. Ginzburg would have been entitled to approximately $48,750, $51,250 and $45,000, respectively, if their employment had been terminated on December 31, 2008 under circumstances entitling them to receive the severance payment. In addition, pursuant to a verbal agreement, Mr. Morgan is entitled to be paid for accrued and unused vacation upon the termination of his employment. Mr. Morgan would have been entitled to receive $42,000 in accrued but unused vacation pay if his employment had been terminated on December 31, 2008.

2006 Long-Term Incentive Plan. Under our 2006 Long-Term Incentive Plan (the "Plan") and the applicable award agreements, any awards that are not vested at the time the participant's employment terminates will be forfeited unless our Board of Directors or Compensation Committee determines otherwise. In general, vested options that have not been exercised at the time of termination of employment will be forfeited unless they are exercised within 30 days after such termination. If an "exchange transaction" (as described below) occurs with respect to our common stock, then, unless other arrangements are made, unvested awards granted under the Plan may be treated under either of two alternatives. They may be converted into economically equivalent awards with respect to the stock of the acquiring or successor company, or they may become fully vested and participate in the transaction value of the shares covered by the award (e.g., by exercise or cash out). Subject to the above, the disposition of unvested awards under the Plan in the event of an exchange transaction will be determined by our Board, in its discretion. For the purposes of the Plan, an "exchange transaction" includes certain mergers or other transactions which result in our common stockholders receiving cash, stock or other property in exchange for or in connection with their shares of our common stock. If an exchange transaction had occurred on December 31, 2008 and if, in connection with the exchange transaction, the unvested stock options and restricted stock units held by our named executive officers (other than Mr. Yemin, whose share purchase rights are not covered by the Plan) became fully vested, the value of the awards that had become vested by virtue of the exchange transaction would have been $34,385, $26,450, $42,320 and $15,870, for Messrs. Morgan, Green, Gregory and Ginzburg, respectively. These amounts assume a transaction value equal to the closing price of our shares on December 31, 2008.

DIRECTOR COMPENSATION IN 2008

The following table sets forth a summary of the compensation we paid to our non-management directors during fiscal year 2008.

Name	Fees Earned or Paid in Cash (1)	Stock Awards (2)	Option Awards (3)	All Other Compensation	Total
Asaf Bartfeld	0	0	$55,257 (4)	0	$55,257
Gabriel Last	0	0	$38,860 (5)	0	$38,860
Zvi Greenfeld	0	0	$157,960 (6)	$92,040 (7)	$250,000
Carlos E. Jordá	$44,500	$16,953	$12,730 (8)	0	$74,183
Charles H. Leonard	$39,250	$16,953	$12,730 (8)	0	$68,933
Philip L. Maslowe	$46,500	$16,953	$12,730 (8)	0	$76,183

(1) This column reports the amount of cash compensation earned in 2008 for Board service.

(2) Mr. Jordá, Mr. Leonard and Mr. Maslowe were each granted 1,500 restricted stock units on each of May 26, 2006, June 10, 2007 and June 10, 2008. This column represents the dollar amount recognized in accordance with FAS 123R for financial statement reporting purposes with respect to the 2008 fiscal year for the fair value of these restricted stock unit grants. Fair value is calculated using the closing price of our stock on the date of grant. The grant date fair value was $15.15 for the grants on May 26, 2006, $23.50 for the grants on June 10, 2007 and $11.28 for the grants on June 10, 2008. As of December 31, 2008, Mr. Jordá, Mr. Leonard and Mr. Maslowe had each vested in 1,125 restricted stock units. Assumptions used in the calculation of this amount for the 2006 fiscal year are included in footnote 9 to our audited financial statements for the 2006 fiscal year included in our Annual Report on Form 10-K filed with the SEC on March 20, 2007. Assumptions used in the calculation of this amount for the 2007 fiscal year are included in footnote 10 to our audited financial statements for the 2007 fiscal year included in our Annual Report on Form 10-K filed with the SEC on March 3, 2008. Assumptions used in the calculation of this amount for the 2008 fiscal year are included in footnote 12 to our audited financial statements for the 2008 fiscal year included in our Annual Report on Form 10-K filed with the SEC on March 9, 2009.

(3) The amounts in this column represent the dollar amount recognized in accordance with FAS 123R for financial statement reporting purposes with respect to the 2008 fiscal year for the fair value of stock options. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Assumptions used in the calculation of this amount for the 2006 fiscal year are included in footnote 9 to our audited financial statements for the 2006 fiscal year included in our Annual Report on Form 10-K filed with the SEC on March

20, 2007. Assumptions used in the calculation of this amount for the 2007 fiscal year are included in footnote 10 to our audited financial statements for the 2007 fiscal year included in our Annual Report on Form 10–K filed with the SEC on March 3, 2008. Assumptions used in the calculation of this amount for the 2008 fiscal year are included in footnote 12 to our audited financial statements for the 2008 fiscal year included in our Annual Report on Form 10–K filed with the SEC on March 9, 2009.

(4) The grant date fair value per option for Mr. Bartfeld's stock option award was $6.72. As of December 31, 2008, Mr. Bartfeld had 28,000 stock options outstanding of which 14,000 were vested and exercisable. These stock options were granted to Mr. Bartfeld on December 10, 2006, under our 2006 Long-Term Incentive Plan and vest ratably over four years. This was a special, one-time grant in consideration of his supervision and direction of the management and consulting services provided by Delek Group, Ltd. to us and not as compensation for his services as director.

(5) The grant date fair value per option for Mr. Last's stock option award was $5.54. As of December 31, 2008, Mr. Last had 28,000 stock options outstanding of which 7,000 were vested and exercisable. These stock options were granted to Mr. Last on January 22, 2007, under our 2006 Long-Term Incentive Plan and vest ratably over four years. This was a special, one-time grant in consideration of his supervision and direction of the management and consulting services provided by Delek Group, Ltd. to us and not as compensation for his services as director.

(6) The grant date fair value per option for Mr. Greenfeld's stock option award was $6.06. As of December 31, 2008, Mr. Greenfeld had 117,000 stock options outstanding of which 39,000 were vested and exercisable. Mr. Greenfeld was granted 130,000 stock options on May 3, 2006, pursuant to his amended and restated consulting agreement (discussed below), under our 2006 Long-Term Incentive Plan and not as compensation for his services as director. The 130,000 options vest ratably over five years.

(7) Consists of fees paid pursuant to Mr. Greenfeld's amended and restated consulting agreement (discussed below).

(8) Mr. Jordá, Mr. Leonard and Mr. Maslowe were each granted 3,000 stock options on each of May 9, 2006, June 10, 2007 and June 10, 2008. The grant date fair value per option for the stock option awards was $5.95 for the options awarded on May 9, 2006, $9.26 for the options awarded on June 10, 2007 and $3.10 for the options awarded on June 10, 2008. As of December 31, 2008, Mr. Jordá, Mr. Leonard and Mr. Maslowe each had 9,000 stock options outstanding of which 2,250 were vested and exercisable.

We do not currently pay any director compensation to our non-independent directors. The compensation framework for our independent directors, Mr. Jordá, Mr. Leonard and Mr. Maslowe, was determined by the Board. Future changes to cash and equity compensation for our independent directors will be determined by the Board.

Independent Director Cash Compensation. Our independent directors receive an annual cash fee of $25,000 and an additional annual cash fee of $7,500 for serving as chairman of a Board committee. From among our independent directors, only Mr. Maslowe serves as chairman of a Board committee. The independent directors receive meeting fees of $1,500 per board meeting attended in person and $1,000 per committee meeting attended in person. For meetings attended other than in person, our independent directors receive half of the meeting fee otherwise due. We reimburse our directors for all reasonable expenses incurred for attending meetings and service on our Board of Directors.

Independent Director Equity Compensation. On June 10, 2008, each independent director received 3,000 stock options, each of which has an exercise price per share of $16.00 and which vest in equal amounts on the first four anniversaries of the grant date. Each independent director also received 1,500 restricted stock units on June 10, 2008, which will vest in equal amounts on the first four anniversaries of the grant date. We intend to continue making annual grants of equity awards to each independent director.

Other Compensation. As of May 1, 2005, we entered into an amended and restated consulting agreement with Greenfeld–Energy Consulting, Ltd., a company owned and controlled by Mr. Greenfeld. Under the consulting agreement, Mr. Greenfeld, who has extensive experience in the energy industry, assists management in determining the capital budget of the Tyler refinery and in evaluating our progress in completing capital projects. He also works with management to determine the most cost effective types and grades of crude oil to be purchased for our refinery, both for short and long-term production. Finally, Mr. Greenfeld works with our management to evaluate the progress of our crude optimization projects which are intended to increase our refinery's production and profitability. Pursuant to the consulting agreement, we compensated Greenfeld–Energy Consulting, Ltd. $7,670 per month commencing September 2005, plus reasonable expenses, for consulting services relating to the refining industry performed personally by Mr. Greenfeld. In April 2006, we paid Greenfeld–Energy Consulting Ltd. a bonus of $70,000 for services rendered in 2005. In addition, Mr. Greenfeld was granted 130,000 stock options in May 2006. See footnote 6 above for the terms of these options. The amended and restated agreement continues in effect until terminated by either party upon six months advance notice to the other party.

PROPOSAL 2

APPROVAL OF A ONE-TIME OPTION EXCHANGE PROGRAM IN WHICH OPTIONS OUTSTANDING UNDER OUR 2006 LONG-TERM INCENTIVE PLAN MAY BE EXCHANGED FOR REPLACEMENT OPTIONS COVERING FEWER SHARES WITH AN EXERCISE PRICE EQUAL TO THE HIGHER OF $8.00 OR THE FAIR MARKET VAULE OF OUR COMMON STOCK ON THE DATE OF THE GRANT

Introduction

We request stockholder approval of an amendment to our 2006 Long-Term Incentive Plan (the "Plan") to permit the option exchange offer program described below (the "Program"). The Program would allow us to cancel options held by some of our employees and directors under the Plan with exercise prices in excess of market price ("underwater options") in exchange for the issuance of a lesser number of stock options with lower exercise prices closer to the current market price of our Common Stock. We are proposing this Program because we believe that replacement options with lower exercise prices closer to the current market price of our Common Stock will more effectively incentivize and facilitate retention of our optionees. Under applicable NYSE rules, implementation of the Program would constitute a material modification of the Plan because the Plan does not expressly contemplate the exchange.

Overview

As of March 13, 2009, a number of our employees and directors hold non-qualified options to purchase a total of 1,778,787 shares of our Common Stock that were granted under the Plan and that have exercise prices ranging between $16.00 per share and $35.08 per share. Because the exercise prices for these options are significantly greater than the current market price of a share of our Common Stock, the incentive and retention effect of these options on the option holders is lessened. Our Board of Directors has determined that we should implement the Program pursuant to which the holders of underwater options may exchange those options for new options under the Plan (the "replacement options") to purchase shares of our Common Stock for a lesser number of shares with an exercise price equal to the greater of $8.00 or the market price of our Common Stock on the date the replacement options are granted. Our Board of Directors believes the Program will enhance our employee motivation and retention efforts in the face of business challenges affecting our industry.

The Program will be designed such that on the date the replacement options are granted, the fair value of the underwater options surrendered in the exchange (the "surrendered options") will be approximately equal to the fair value of the replacement options received in the exchange. Accordingly, we do not expect to recognize significant incremental compensation expense for financial reporting purposes as a result of the Program. Assuming full participation in the Program and a closing price of $8.00 per share of our Common Stock on the date the replacement options are granted (which is expected to be on the day the exchange offer closes), the Program would result in the cancellation of approximately 1,779,000 outstanding underwater options in exchange for approximately 779,000 replacement options, for a net reduction of approximately 1,000,000 shares covered by outstanding options.

As of March 13, 2009, the closing price per share of our outstanding Common Stock was $8.80.

Summary of Material Terms of Stock Option Exchange Offer Program

On March 4, 2009, our Board of Directors authorized (subject to stockholder approval) the Program with respect to underwater options that were granted under the Plan between May 2006 and March 2009 and that have exercise prices per share ranging between $16.00 and $35.08. As of March 13, 2009, there were underwater options covering 1,778,787 shares of our stock that would be eligible to participate in the Program. Under the proposed Program, the holders of underwater options will be offered the opportunity to exchange their underwater options for replacement options covering a lesser number of shares and having an exercise price equal to the fair market value of our stock on the date the replacement options are granted. The number of shares covered by the replacement options would be determined using an exchange ratio calculated such that the fair value of the replacement options is approximately equal to the fair value of the surrendered options. The replacement options will be non-qualified options to purchase our Common Stock granted under the Plan. Assuming the proposed Program is approved by our stockholders, we expect the Program to launch on or about May 13, 2009 and expire 20 business days later on or about June 10, 2009.

The replacement options will be issued promptly after the exchange offer expires to those participants who accept the offer.

Eligibility

In general, the Program will be open to any individual who holds an outstanding underwater option granted under the Plan. As of March 13, 2009, there were approximately 300 holders of non-qualified options under the Plan and all of them would have been eligible to participate in the Program. Eligible options at March 13, 2009 covered a total of 1,778,787 shares including options covering 490,750 shares held by our named executive officers and directors. In general, an eligible individual may not participate in the Program if his or her employment or other service terminates before the exchange offer expires and the replacement options are granted. Individuals who are absent from work because of short term disability, military leave or other authorized leave will remain eligible to participate in the Program.

Terms of Replacement Options

Each option holder who elects to participate in the Program will receive a replacement option in exchange for each surrendered option. The number of shares underlying the replacement options will be determined using an exchange ratio calculated such that the fair value of the replacement options are approximately equal to the fair value of the surrendered options on the date the surrendered options are canceled and the replacement options are granted. The exchange ratios will be calculated based upon the closing price of our Common Stock on the NYSE on the date of the exchange (which is expected to be the expiration date of the exchange offer) as well as other valuation assumptions. The exchange ratios used in the Program will be calculated by our independent compensation consultant, AON, using the Black-Scholes option valuation model. As a result, the number of shares covered by a replacement option will be less than the number of shares covered by the surrendered option. The exercise price per share of the replacement options will be equal to the greater of $8.00 or the closing price per share of our Common Stock on the NYSE on the date the replacement options are granted.

The replacement options will be completely unvested on the date they are granted, even if the surrendered options had become vested. In general, subject to the option holder's continuing service, a replacement option will become vested as follows:

- If and to the extent the surrendered option was vested or was scheduled to vest less than six months from the date the replacement option is granted, a like portion of the replacement option will vest on the six month anniversary of the date the replacement option is granted; and

- If and to the extent the surrendered option was not vested and was not scheduled to vest less than six months from the date the replacement option is granted, a like portion (or all) of the replacement option will vest on the date(s) as of which the surrendered option would have vested in accordance with its terms.

The replacement options will be "nonqualified stock options" for federal income tax purposes. The replacement options will otherwise have substantially the same terms and conditions as the corresponding surrendered options.

Stockholder Approval

Under current NYSE rules, implementation of the proposed exchange offer would constitute a material modification of the Plan because the Plan does not expressly permit such an exchange. Accordingly, the Program is subject to approval by our stockholders under NYSE rules. If our stockholders approve the amendment to the Plan, our Board of Directors intends to commence the exchange offer promptly following the Annual Meeting. We will not implement the Program if our stockholders do not approve the proposal. We are only seeking approval of the Program at this time. Should we desire to implement another option exchange program in the future, we would seek stockholder approval of the proposed option exchange program at that time if it constitutes a material modification of the Plan or such other plan as we may adopt in the future.

The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required to approve this proposal. Abstentions will be counted toward a quorum and considered shares present in person or by proxy and entitled to vote. Accordingly, abstentions will have the effect of a vote against this proposal. A broker non-vote is treated as not being entitled to vote on the matter and, therefore, is not counted for purposes of determining whether the proposal has been approved.

Our Board of Directors unanimously recommends that you vote FOR approval of the proposed Program.

Reasons for the Option Exchange Offer Program

We have granted stock options to our employees and directors consistent with the view that stock-based incentive compensation opportunities play a key role in recruiting, motivating and retaining qualified individuals. While our compensation packages generally include a number of different components, we believe equity compensation is one of the key components as it encourages our employees to work toward our success and aligns their interests with those of our stockholders by providing them with a means by which they can benefit from increasing the value of our Common Stock.

Since May 2006, we have granted options to purchase shares of our Common Stock under the Plan at exercise prices ranging from $16.00 to $35.08 per share, of which options to purchase 1,778,787 shares were outstanding at March 13, 2009. These options are significantly underwater in the sense that the option exercise price is significantly higher than the current market price of our Common Stock. For example, the $8.80 closing price of our Common Stock on the NYSE on March 13, 2009 was approximately 55% of the exercise price of options exercisable at $16.00 per share and approximately 25% of the exercise price of options exercisable at $35.08 per share. Although we continue to believe that stock options are an important component of our compensation program, we believe that these underwater options are perceived by their holders as having a reduced incentive and retention effect due to the difference between the exercise prices and the current market price of our Common Stock. As a result, these options are not providing the incentives and retention value that our Board of Directors believes are necessary to our future success and growth in the value of our shares. We believe the Program will reverse this condition.

In addition to reviving the incentive potential inherent in our outstanding stock options, the Program would provide a benefit to our stockholders in the form of a reduction of the number of shares subject to outstanding options. For example, we estimate our overhang of outstanding stock options would be reduced by approximately 1,000,000 shares, assuming full participation in the proposed option exchange program and the exchange ratios set forth under the column "Ratio if FMV on Exchange Date is $8.00" in the table set forth under the caption "Exchange Ratios" below, based upon a market price of $8.00 per share on the date the replacement options are granted. The actual reduction in our overhang that could result from the option exchange program could vary significantly and is dependent upon a number of factors, including the actual level of participation in the option exchange program and the market price of a share of our Common Stock on the NYSE on the date the exchange offer expires and the replacement options are granted.

Consideration of Alternatives

We have designed the terms of the proposed exchange offer to balance the interests of our stockholders with the objective of increasing the retention and motivational values associated with our outstanding stock options. We considered a number of alternatives before concluding that an option exchange program is the most effective vehicle for restoring the incentive and retention value of our outstanding options. The alternatives considered include:

1. *Adjust cash compensation through payment of bonuses.* We considered awarding additional cash bonuses to compensate for the lack of incentive value inherent in previously granted stock options that are now underwater. However, such bonus payments would consume cash and provide a much shorter term retention incentive than equity compensation.

2. *Grant additional equity compensation.* We considered making special one-time stock option awards at current market prices and/or restricted stock awards designed to compensate for a reduction in the value of previously granted stock options that are now underwater. However, such supplemental equity awards could result in greater potential dilution to our current stockholders and only serve to increase market overhang.

3. *Implement an option exchange program.* We concluded an option exchange program will effectively help us to

retain and motivate individuals who hold underwater stock options granted under the Plan and will have the added benefit of benefiting our stockholders for reasons including the following:

(a) *Improved retention will enhance long-term stockholder value.* We believe that most, if not all, of the individuals who hold underwater options granted under the Plan view the options as having a reduced incentive and retention effect. Therefore, we believe those options are less effective as motivational and retention incentives. We believe that it is important to offer new ways to motivate and retain these individuals in order to enhance long-term stockholder value. Option holders who elect to participate in the exchange offer will receive replacement options covering fewer shares. However, because the exercise price per share will be reduced to the current price of our shares (or, if the current price of our shares is less than $8.00, the exercise price will be reduced to $8.00 which will be closer to the current price of our shares), the holders will have an opportunity to benefit from all future increases in the price of our Common Stock which, in turn, should provide an enhanced performance incentive compared to the existing underwater options.

(b) *The proposed exchange ratios are intended to make the option exchange value-neutral to our stockholders.* The exchange ratios and exercise prices of the replacement options will be calculated so as to provide a fair value exchange of options. This means that the value of the replacement options will be approximately equal to the value of the surrendered options. Accordingly, we expect that any incremental compensation expense we recognize for financial reporting purposes as a result of the proposed option exchange offer program will not be significant.

(c) *The overall number of shares subject to outstanding equity awards will be reduced.* Not only do the underwater options have a reduced retention value, they cannot be removed from our stock option overhang until they are exercised or expire unexercised. If approved by the stockholders, the option exchange program will reduce our overhang of outstanding stock options by eliminating ineffective options that are currently outstanding. The actual reduction in our overhang that could result from the Program could vary significantly and is dependent upon a number of factors, including the actual level of participation in the Program. As indicated, the number of shares covered by underwater options that would be eligible for the Program at March 13, 2009 was 1,778,787. Assuming full participation in the Program and a closing price of $8.00 per share of our Common Stock on the date the replacement options are granted (which is expected to be on the day the exchange offer closes), the Program would result in the cancellation of approximately 1,779,000 outstanding underwater options in exchange for approximately 779,000 replacement options, for a net reduction of approximately 1,000,000 shares covered by outstanding options. The actual reduction in the number of shares covered by outstanding options will vary, depending upon the number of options tendered in the exchange and the exchange ratio which, in turn, is based on a number of factors, including the closing NYSE price of our shares on the date the replacement options are issued (which is expected to be the date the exchange offer expires).

(d) *Reduced pressure for additional grants.* We intend to continue including a long-term incentive component to our compensation practices. If we are unable to implement the Program, we may need to issue even more options to our employees and other personnel than we would otherwise want to issue, thus increasing our overhang even more. These additional grants would result in decreased reported earnings, which could negatively impact our stock price.

(e) *A minimum exercise price for replacement options will encourage participation in the Program.* The per share exercise price under each replacement option will be equal to the greater of $8.00 or the NYSE closing price per share of our Common Stock on the date the replacement options are issued. Under a value-neutral option exchange offer program, exchange ratios generally become less favorable for optionees as the per share exercise price of replacement options decreases, because optionees would receive replacement options exercisable for significantly fewer shares of our Common Stock. We believe that the projected exchange ratios for per share exercise prices of replacement options below $8.00 may not achieve sufficient participation in the Program. Therefore, we believe that, in the event the NYSE closing price per share of our Common Stock on the date the replacement options are issued is less than $8.00, an $8.00 per share exercise price for replacement options is necessary to ensure attractive exchange ratios that will promote participation in the Program.

(f) *New vesting requirements for the replacement options are expected to encourage employee retention.* Assuming full participation in the Program and that the exchange occurs on June 10, 2009, approximately 54% of the surrendered options will either be vested on the date of the exchange or will be scheduled to vest less than six months following the date of the exchange. Therefore, approximately 54% of the replacement options would have longer vesting conditions than the vesting conditions applicable to the surrendered options. As a result, we expect the replacement options will encourage our participating employees and directors to remain with us over the new vesting periods in order to receive value from the replacement options.

(g) *Participation by our executive officers and members of our board of directors.* Our executive officers and the members of our board of directors are expected to be the primary drivers of the strategic and operational initiatives to advance the creation of long-term stockholder value. As a result, the retention and motivation of our directors and executive officers are critical to our long-term success. Accordingly, we have elected to allow executive officers and members of our board of directors to participate in the Program.

Description and Implementation of the Option Exchange Program

The Program will be commenced as soon as practicable following stockholder approval. Under the exchange offer, eligible individuals will have an opportunity to exchange underwater options for replacement options covering a lower number of shares and having a lower exercise price. The replacement options will be subject to a minimum six month vesting schedule as explained more fully below.

As part of the Program, eligible individuals will receive written materials explaining the terms and conditions timing of the exchange offer and will be given at least 20 business days to elect whether to participate. Participation by any individual is completely voluntary. In accordance with applicable legal requirements, we will file the terms of the Program with the SEC as part of a tender offer statement on Schedule TO. The replacement options will be issued on the date the exchange offer expires which we expect to be on or about June 10, 2009. Even if the Program is approved by our stockholders, our Board of Directors will retain the authority, in its sole discretion, to terminate or postpone the Program or to make necessary or desirable changes to the Program for purposes of complying with comments from the SEC or due to tax, regulatory or accounting reasons.

Terms of the Exchange Offer

Options Eligible for Exchange

The Program will apply to all underwater options that are outstanding under the Plan. As of March 13, 2009, all outstanding options under the Plan were underwater, and the holders of these underwater options were entitled to purchase 1,778,787 shares of our Common Stock. All such eligible options were granted between May 2006 and March 2009 and have a term of ten years. Except for the underwater options held by our non-management directors, approximately 75% of all such eligible options vest ratably on the first three anniversaries of the grant and approximately 25% of such options vest all on the fourth anniversary of the grant. Mr. Greenfeld holds an underwater option covering 117,000 shares of our Common Stock, Mr. Bartfeld and Mr. Last each hold an underwater option covering 28,000 shares of our Common Stock, and Mr. Jordá, Mr. Leonard and Mr. Maslowe each hold underwater options covering 9,000 shares of our Common Stock. The option granted to Mr. Greenfeld vests ratably over the first five anniversaries of the grant and the options granted the other non-management directors vest ratably on the first four anniversaries of the grant. The Program will not apply to any share purchase rights granted to Mr. Yemin pursuant to his May 1, 2004 employment agreement.

Eligible Individuals

In general, all individuals holding eligible options may participate in the Program. Eligible individuals include employees and non-management directors. As of March 13, 2009, all individuals holding non-qualified options under the Plan, or approximately 300 individuals, would have been eligible to participate in the Program. In general, an eligible individual may not participate in the Program if his or her employment or other service terminates before the exchange offer expires and the replacement options are granted. Individuals who are absent from work because of short term disability, military leave or other authorized leave will remain eligible to participate in the Program.

Election to Participate

Participation in the Program is voluntary. An individual who holds a single option grant must participate, if at all, with respect to all of the shares covered by that option grant. An individual who holds multiple options (that is, options granted on more than one date) may elect to participate with respect to less than all of those option grants but must participate, if at all, with respect to all of the shares covered by any particular option grant.

Description of Replacement Options

All replacement options will be issued under the Plan subject to the vesting conditions described below. No replacement options will be vested at the time they are issued. All replacement options will be treated as "nonqualified stock options" for federal income tax purposes. Unless sooner terminated (for example, in connection with a termination of employment or other service), all replacement options will expire on the date the corresponding surrendered option would have expired. In general, the replacement options will have the same terms and conditions as the corresponding surrendered options, except that the replacement options will cover fewer shares and have lower exercise prices.

Exchange Ratios

The Program will not be a one-for-one exchange. Each replacement option will represent the right to purchase fewer shares than the surrendered option. The number of shares covered by a replacement option will be determined using an exchange ratio designed to result in the fair value of the replacement option being approximately equal to the fair value of the corresponding surrendered option at the time the surrendered option is cancelled and the replacement option is granted (which is expected to occur on the date of the expiration of the exchange offer), as determined under applicable accounting rules. At or before the commencement of the exchange offer, the Compensation Committee will evaluate the exercise prices of the underwater options and the current share price of our Common Stock and determine the exchange ratio applicable to each underwater option, including, the exchange ratio that would apply if the market price of our Common Stock on the NYSE is less than $8.00 on the exchange date. The Committee will set the exchange ratios with the objective of minimizing the aggregate incremental compensation cost of the replacement options under the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (Revised) ("FAS 123(R)"). The exchange ratios will be established by grouping eligible options with similar exercise prices and assigning an appropriate exchange ratio to each grouping. The exchange ratios will be based on the fair value of the eligible options (calculated using Monte Carlo and binomial models) within the relevant grouping. The calculation of fair value using the Monte Carlo and binomial models takes into account many variables, such as the volatility of our stock and the expected term of an option. As a result, the exchange ratios do not necessarily increase as the exercise price of the option increases. Setting the exchange ratios in this manner is intended to result in the issuance of replacement options that have a fair value approximately equal to or less than the fair value of the surrendered options they replace thereby minimizing the additional compensation cost that we must recognize on the replacement options, other than compensation expense that might result from fluctuations in our stock price after the exchange ratios have been set but before the exchange actually occurs. Upon the completion of the Program, the FAS 123(R) cost of the replacement options will be calculated by AON using the Black-Scholes option valuation model and will be based upon the closing price of our Common Stock on the NYSE on the date the exchange offer expires, as well as other valuation assumptions.

All options eligible for the exchange offer were granted between May 2006 and March 2009 and have exercise prices ranging between $16.00 and $35.08. The number of shares that holders of a surrendered option will be entitled to purchase pursuant to a replacement option will be determined as follows: multiply (i) the number of shares the holder would have been entitled to purchase pursuant to the surrendered option by (ii) the applicable exchange ratio.

Although the exchange ratios cannot be determined now, set forth below are illustrative exchange ratios applicable to surrendered options in five exchange tiers under three assumed closing prices of our Common Stock on the exchange date (the "FMV"), which is expected to be the expiration date of the exchange offer:

Exchange Tier	Exercise Price of Surrendered Option	Ratio if FMV on Exchange Date is $6.00 (1)	Ratio if FMV on Exchange Date is $8.00	Ratio if FMV on Exchange Date is $10.00
1	$16.00	36.36%	50.00%	66.67%
2	$16.01-$20.99	33.33%	44.44%	57.14%
3	$21.00	25.00%	36.36%	50.00%
4	$21.01-$25.99	22.22%	33.33%	44.44%
5	$26.00+	14.29%	26.67%	30.77%

(1) The exchange ratios in this column would be applicable to replacement options granted with an exercise price per share of $8.00.

Exercise Price of Replacement Options

The per share exercise price under each replacement option will be equal to the greater of $8.00 or the NYSE closing price per share of our Common Stock on the date the surrendered options are canceled and the replacement options are issued, which is expected to be the date the exchange offer expires. All replacement options will be granted on that date and all replacement options will have the same exercise price.

Vesting of Replacement Options

All replacement options will be unvested at the time they are granted and will vest subject to the option holder's continued service to us. In general, a replacement option will become vested as follows:

- If and to the extent the surrendered option was vested or was scheduled to vest less than six months after the surrendered option is cancelled, a like portion of the replacement option will vest six months after the replacement option is granted; and

- If and to the extent the surrendered option was not vested and was not scheduled to vest less than six months after the surrendered option is cancelled, a like portion of the replacement option will vest on the date(s) as of which the surrendered option would have vested in accordance with its terms.

For example, assume a fully vested option is exchanged for a replacement option on June 10, 2009. Subject to continuing employment or service conditions, the replacement option will not be vested upon grant but will become fully vested on December 10, 2009. As another example, assume a partially vested option that vests in three equal increments on September 10, 2008, September 10, 2009 and September 10, 2010 is exchanged for a replacement option on June 10, 2009. Subject to continuing employment or service conditions, no portion of the replacement option will be vested on June 10, 2009, and the replacement option will vest in two increments, two-thirds will vest on December 10, 2009 (six months after the grant date), and one-third will vest on September 10, 2010.

Potential Modification of Terms to Comply with Government Regulations

The terms of the exchange offer will be described in an Offer to Exchange that will be filed with the SEC. Although we do not anticipate that the SEC will require us to materially modify the Program's terms, it is possible that we will need to alter the terms of the exchange offer to comply with comments from the SEC. Changes in the terms of the exchange offer may also be required for tax or accounting purposes. We retain the discretion to make any changes to the terms of the exchange offer as we deem necessary or appropriate, other than changes to the manner in which the exchange ratios and exercise prices of replacement options will be calculated.

Accounting Treatment

We have adopted the provisions of FAS 123(R), regarding accounting for share-based payments. Under FAS 123(R), we will recognize the incremental compensation cost of the replacement options. The incremental compensation cost will be measured as the excess, if any, of the fair value of the replacement options over the fair value of the surrendered options. The fair value of the replacement options will be measured as of the date they are granted and the fair value of the surrendered options will be measured immediately prior to their cancellation. This incremental compensation cost will be recognized in compensation expense ratably over the vesting period of the replacement options. However, because the exchange ratios will be calculated to result in the fair value of the replacement options being approximately equal to the fair value of the surrendered options, we do not expect to recognize any significant incremental compensation expense for financial reporting purposes as a result of the exchange offer.

U.S. Federal Income Tax Consequences

The grant of a replacement option in exchange for the cancellation of a surrendered option is not a taxable event for federal income tax purposes. The federal income tax consequences associated with the exercise of a replacement option are similar to those applicable to the exercise of the corresponding surrendered option. In general, upon the exercise of a replacement option, the participant will realize ordinary income for federal income tax purposes equal to the excess of the then fair market value of the shares acquired upon the exercise over the option exercise price paid for the shares, and we will be entitled to a corresponding tax deduction. The participant's tax basis in the acquired shares will be equal to the exercise price plus the amount of ordinary income realized upon exercise. Gain or loss on a later sale of the acquired shares will be treated as long-term or short-term capital gain or loss, depending upon whether the participant held the shares for more than one year before the sale.

Effect on Stockholders

We are not able to predict the impact the Program will have on your interests as a stockholder, as we are unable to predict how many participants will surrender their existing options or what the market price of our Common Stock will be on the date that the replacement options are granted. If the Program is approved, the exchange ratios will result in (a) the issuance of fewer shares subject to the replacement options than were subject to the surrendered options, and (b) the fair value of the replacement options being approximately equal to the fair value of the surrendered options. Accordingly, we do not expect to recognize any significant incremental compensation expense for financial reporting purposes as a result of the Program. In addition, the Program is intended to reduce both our existing stock option overhang and our need to issue supplemental stock options in the future in order to remain competitive with other employers.

Assuming full participation in the Program, a closing price of $8.00 per share of our Common Stock on the date the exchange offer expires, and exchange ratios that result in the fair value of the replacement options being approximately equal to the fair value of the surrendered options, then, based on the valuation assumptions made as of March 13, 2009, the total number of shares underlying our outstanding options would be reduced by approximately 1,000,000 shares. The actual reduction in our overhang that could result from the Program could be significantly lower, depending upon a number of factors, including the actual level of participation by eligible option holders.

New Plan Benefit

The benefits that will be received by or allocated to eligible individuals under the Program are not currently determinable because the exchange ratio has not been established. Exchange ratios applicable to the surrendered options at indicated assumed closing prices of our Common Stock on the exchange date, which is expected to be the expiration date of the exchange offer, are shown in "Exchange Ratios" above.

The table below summarizes the eligible options held by our named executive officers, all executive officers as a group, all directors as a group, and all non-executive officer employees as a group as of March 13, 2009.

Name of Individual or Group	Number of Eligible Options
Ezra Uzi Yemin	0
Edward Morgan	73,000
Frederec Green	78,000
Lynwood Gregory	61,750
Assaf Ginzburg	78,000
All Executive Officers	467,500
All Directors	200,000
All Non-Executive Officer Employees	1,111,287

Material Features of the Plan

The following is a summary of the material terms of our 2006 Long-Term Incentive Plan..

General

The Plan is designed to enable us to attract, motivate, reward and retain key personnel through the grant of equity and cash-based incentive awards. The Plan permits us to grant stock options (including, without limitation, options that are not qualified for federal income tax purposes (sometimes referred to as non-statutory options) and options that are qualified as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986), stock appreciation rights, restricted stock, restricted stock units and other stock-based awards and cash incentive awards to directors, officers, employees, consultants and other individuals (including, advisory board members) who perform services for us or our affiliates. As of March 13, 2009, only non-statutory options and restricted stock units had been granted under the Plan.

Administration and Eligibility

The Plan is currently administered by the Compensation Committee of the Board of Directors. Generally, the Compensation Committee has discretion to select the persons to whom awards will be made under the Plan and prescribes the terms and conditions of each award under the Plan. The Board of Directors also has the power to administer the Plan. With respect to the application of the Plan to non-employee directors, the Board of Directors has sole responsibility and authority for matters relating to the grant and administration of awards. Subject to applicable law, the Compensation Committee also has discretion to delegate all or a portion of its authority under the Plan.

Available Shares Limitations

The Plan provides for the issuance of up to 3,053,392 shares of our Common Stock (subject to adjustment to reflect certain transactions and events specified in the Plan). Pursuant to the Plan, no awards may be granted after the expiration of the Plan on April 17, 2016. As of March 13, 2009, options covering 1,778,787 shares and restricted stock units for 42,875 shares were outstanding under the Plan. Shares covered by the unexercised portion of an award that terminates, expires or is canceled or settled in cash, shares forfeited or repurchased under the Plan, and shares withheld or surrendered in order to pay the exercise or purchase price under an award or to satisfy the tax withholding obligations associated with the exercise, vesting or settlement of an award will again become available for issuance under the Plan.

Terms and Conditions of Awards

The Compensation Committee may grant stock options (including non-qualified and incentive stock options) and stock appreciation rights under the Plan. A stock appreciation right entitles the recipient to receive the excess of the fair market value of a share of our Common Stock on the date of exercise over the designated base price of the stock appreciation right. The exercise price of an option and the base price of a stock appreciation right will be determined by the Compensation Committee, but may not be less than the fair market value of the underlying shares of our Common Stock on the date of grant. The Compensation Committee has the authority to determine the term of each option and stock appreciation right, but the maximum term of each option and stock appreciation right will be ten years. Subject to this limit, the times at which each will be exercisable and provisions requiring forfeiture of unexercised options or stock appreciation rights at or following termination of employment or other service or upon the occurrence of other events generally are fixed by the Compensation Committee. The methods by which the exercise price of a stock option may be paid or deemed to be paid and the form of such payment (including, cash, shares of our Common Stock, and other awards) is determined by the Compensation Committee. For options that have already been granted under the Plan, payment of the exercise price may be made by cash or cash equivalent, by tender of shares of our Common Stock then owned by the holder, by the assignment of the proceeds of the sale of some or all of the shares of our Common Stock being acquired upon the exercise of an option or by any combination of the foregoing. The methods of exercise and settlement, the form of consideration payable on settlement and other terms of stock appreciation rights will be determined by the Compensation Committee.

The Compensation Committee may also grant restricted stock and restricted stock units under the Plan. Prior to the end of the restricted period, shares of restricted stock may not be transferred, and will be forfeited in the event of termination of employment or other service in specified circumstances. The Compensation Committee will establish the length of the restricted period for awards of restricted stock. Aside from the risk of forfeiture and non-transferability, an award of restricted stock entitles the recipient to the rights of a holder of our Common Stock, including the right to vote the shares and to receive dividends (subject to any mandatory reinvestment or other requirements imposed by the Compensation Committee).

Restricted stock units confer upon the recipient the right to receive shares of our Common Stock at the end of a specified deferral or vesting period. The Compensation Committee will establish any vesting requirements for restricted stock units granted for continuing services. All restricted stock units that have already been granted under the Plan vest ratably over four years. Prior to settlement, restricted stock unit awards carry no voting or dividend rights or other rights associated with ownership of our Common Stock, but dividend equivalents will be paid or accrue unless otherwise determined by the Compensation Committee.

The Plan also authorizes the Compensation Committee to grant short term and long term cash incentive awards as well as other types of awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to our Common Stock. These awards could include, without limitation, stock bonuses, dividend equivalents, convertible or exchangeable debt securities, other rights convertible or exchangeable into our Common Stock, purchase rights for our Common Stock, awards with value and payment contingent upon our performance or the performance of any of our business units or any other factors designated by the Compensation Committee, and awards valued by reference to the book value of our Common Stock or the value of securities of or the performance of our subsidiaries or affiliates or other business units and awards designed to comply with or take advantage of other applicable local laws or jurisdictions other than the United States. Cash incentive awards, including annual incentive awards and long-term incentive awards will be earned at such times, and under such circumstances, including the degree of attainment of performance goals or future service requirements as the Compensation Committee may determine. The Compensation Committee will determine the terms and conditions of all such awards.

Unless sooner terminated by the Board of Directors, the Plan will expire on April 17, 2016, the tenth anniversary of the date of its adoption by the Board of Directors. The Board of Directors may amend or terminate the Plan at any time, provided, however, that no such action may adversely affect a holder's rights under an outstanding award without the holder's written consent. Any amendment to the Plan that would increase the aggregate number of shares of our Common Stock issuable under the Plan, that would modify the class of persons eligible to receive awards under the Plan or that would otherwise be required to be approved by our stockholders under applicable law or the requirements of any stock exchange or market upon which our Common Stock may then be listed shall be subject to the approval of our stockholders.

The Plan is intended to constitute a plan described in Treasury Regulation Section 1.162-27(f)(1), pursuant to which the deduction limits under Section 162(m) of the Internal Revenue Code do not apply during the applicable reliance period. In general, the reliance period ends upon the earliest of: (i) the expiration of the Plan; (ii) the material modification of the Plan; (iii) the issuance of all available stock and other compensation that has been allocated under the Plan; or (iv) the first stockholder meeting at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which we became publicly held.

Restrictions on Transfer

Awards granted pursuant to the Plan are not transferable without the consent of the Compensation Committee except for transfers by will or the laws of descent and distribution in the event of death. Awards that may be exercisable, such as options, are exercisable during the holder's lifetime only by the holder or the holder's guardian or legal representative.

Change in Control

Under the Plan and the applicable award agreements, if an "exchange transaction" (as described below) occurs with respect to our Common Stock, then, unless other arrangements are made, unvested awards granted under the Plan may be treated under either of two alternatives. They may be converted into economically equivalent awards with respect to the stock of the acquiring or successor company, or they may become fully vested and participate in the transaction value of the shares covered by the award (e.g., by exercise or cash out). Subject to the above, the disposition of unvested awards under the Plan in the event of an exchange transaction will be determined by our Board of Directors, in its discretion. For the purposes of the Plan, an "exchange transaction" includes certain mergers or other transactions which result in our common stockholders receiving cash, stock or other property in exchange for or in connection with their shares of our Common Stock.

Certain U.S. Tax Consequences

The following is a brief description of the salient federal income tax consequences arising with respect to awards made under the Plan.

Stock Options. The grant of a stock option is not a taxable event. In general, a participant will realize ordinary income at the time the option is exercised equal to the difference between the then value of the shares acquired by the exercise of the option over the option exercise price paid for the shares, and we will be entitled to a corresponding deduction. The participant's tax basis for the shares will be equal to the value of the shares on the date ordinary income is realized and the participant's tax holding period for the shares will begin on that date. Gain or loss on a subsequent sale of the shares will be long- or short-term capital gain or loss, depending on whether the sale occurs more than one year after the participant's holding period begins.

Tax Deductibility Limitation. The Internal Revenue Code limits the allowable tax deduction that may be taken by us for compensation paid to some of our executive officers. The limit is $1,000,000 per executive per year.

The Board of Directors recommends a vote "FOR" the approval of a one-time option exchange program in which options outstanding under our 2006 Long-Term Incentive Plan may be exchanged for replacement options covering fewer shares with an exercise price equal to the higher of $8.00 or the fair market value of our Common Stock on the date of grant.

AUDIT COMMITTEE REPORT

Management is responsible for our system of internal controls and the overall financial reporting process. Our independent registered public accounting firm, Ernst & Young LLP, is responsible for performing an independent audit of our consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), and to issue a report thereon. The Audit Committee is responsible for overseeing management's conduct of the financial reporting process and systems of internal accounting and financial controls.

During 2008, the Audit Committee reviewed and discussed with both management and our independent registered public accounting firm all annual and quarterly financial statements prior to their issuance. During 2008, management advised the Audit Committee that each set of financial statements reviewed had been prepared in accordance with U.S. generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the Audit Committee. These reviews included discussion with the independent registered public accounting firm of matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Communication with Audit Committees), including the quality of our accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee also discussed with Ernst & Young matters relating to its independence, including a review of audit and non-audit fees and the written disclosures and the letter from Ernst & Young required by applicable requirements of the Public Company Accounting Oversight Board for independent auditor communications with Audit Committees concerning independence. Additionally, the Audit Committee reviewed key initiatives and programs aimed at strengthening the effectiveness of our internal and disclosure control structure, including its internal control over financial reporting.

Taking all of these reviews and discussions into account, all of the Audit Committee members, whose names are listed below, recommended to the Board of Directors that it approve the inclusion of the audited financial statements in our annual report on Form 10-K for the year ended December 31, 2008, for filing with the SEC. Although the Audit Committee has the sole authority to appoint the independent registered public accounting firm, the Audit Committee has recommended that the Board of Directors ask the stockholders to ratify the appointment of Ernst & Young at the Annual Meeting.

Members of the Audit Committee

Philip L. Maslowe, Chairman
Charles H. Leonard
Carlos E. Jordá

RELATIONSHIP WITH INDEPENDENT AUDITORS

Set forth below are the fees paid for the services of Ernst & Young LLP during fiscal years 2008 and 2007:

	2008	2007
Audit Fees (1)	$1,931,279	$2,228,393
Audit-Related Fees (2)	105,975	111,850
Tax Fees (3)	18,835	377,381
All Other Fees	0	0
Total	$2,056,089	$2,717,624

(1) Audit fees consisted of services rendered to us or certain of our subsidiaries. Such audit services include audits of financial statements, reviews of our quarterly financial statements, audit services provided in connection with our regulatory filings, and preliminary review of our documentation and test plans in connection with our evaluation of internal controls. Fees and expenses are for services in connection with the audit of our fiscal years ended December 31, 2008 and December 31, 2007 regardless of when the fees and expenses were paid.

(2) Fees for audit-related matters billed in 2008 and 2007 consisted of agreed upon procedures for us and our subsidiaries, procedures related to regulatory filings of our parent, and consultations on various accounting and reporting areas.

(3) Fees for tax services billed in 2008 and 2007 consisted primarily of preparation of federal and state income tax returns for us and certain of our subsidiaries and consultation on various tax matters related to us and our subsidiaries.

The Audit Committee has considered and determined that the provision of non-audit services by our independent registered public accounting firm is compatible with maintaining auditor independence.

Pre-Approval Policies and Procedures. In general, all engagements performed by our independent registered public accounting firm, whether for auditing or non-auditing services, must be pre-approved by the Audit Committee. During 2008, all of the services performed for us by Ernst & Young LLP were pre-approved by the Audit Committee.

PROPOSAL 3
RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT REGISTERED ACCOUNTING FIRM FOR THE FISCAL YEAR 2009

The Audit Committee has appointed Ernst & Young LLP, as the independent registered public accounting firm to audit our consolidated financial statements for the year ending December 31, 2009. Representatives of Ernst & Young are expected to be present at the annual meeting and will be offered the opportunity to make a statement if they so desire. They will also be available to respond to appropriate questions.

We are asking you to ratify the selection of Ernst & Young as our independent registered public accounting firm. Although ratification is not required by our bylaws or otherwise, the Board of Directors is submitting the selection of Ernst & Young to our stockholders for ratification because we value your views on our independent registered public accounting firm and as a matter of good corporate practice. In the event that our stockholders fail to ratify the selection, it will be considered as a direction to the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of us and our stockholders.

The Board of Directors recommends a vote "FOR" the ratification of Ernst & Young LLP as our independent public accounting firm.

STOCKHOLDER PROPOSALS

To be considered for inclusion in our Proxy Statement for our 2010 annual meeting of stockholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, stockholder proposals must be in writing and submitted to the Secretary of Delek US Holdings, Inc. at 7102 Commerce Way, Brentwood, Tennessee 37027, and must otherwise comply with the requirements of Rule 14a-8. The proposal must be received no later than December 4, 2009, for us to consider it for inclusion.

Stockholders who desire to present business at our 2010 annual meeting of stockholders, without inclusion in the Proxy Statement for such meeting, including a nomination of a candidate for election as director at such meeting, must notify our Secretary of such intent in accordance with our bylaws by writing to the Secretary of Delek US Holdings, Inc. at 7102 Commerce Way, Brentwood, Tennessee 37027. To be timely, such notice must be received not later than January 3, 2010 nor earlier than December 4, 2009, provided that if the date of the annual meeting is advanced more than thirty calendar days prior to or delayed by more than thirty calendar days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of the ninetieth calendar day prior to such annual meeting or the tenth calendar day following the day on which public disclosure of the date of such meeting is first made. The advance notice must also meet the other requirements of Section 2.02 of our bylaws. You may obtain a copy of our bylaws by writing to our Secretary at the address above.

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-32868

DELEK US HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-2319066**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. employer identification no.)*
7102 Commerce Way Brentwood, Tennessee	**37027**
(Address of principal executive offices)	*(Zip code)*

Registrant's telephone number, including area code
(615) 771-6701

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments of this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the common stock held by non-affiliates as of June 30, 2008 was approximately $130,855,229, based upon the closing sale price of the registrant's common stock on the New York Stock Exchange on that date. For purposes of this calculation only, all directors, officers subject to Section 16(b) of the Securities Exchange Act of 1934, and 10% stockholders are deemed to be affiliates.

At February 24, 2009, there were 53,682,070 shares of common stock, $.01 par value, outstanding.

Documents incorporated by reference

Portions of the registrant's definitive Proxy Statement to be delivered to stockholders in connection with the 2009 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2008, are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

Unless otherwise indicated or the context requires otherwise, the terms "Delek," "we," "our," "company" and "us" are used in this report to refer to Delek US Holdings, Inc. and its consolidated subsidiaries. Statements in this Annual Report on Form 10-K, other than purely historical information, including statements regarding our plans, strategies, objectives, beliefs, expectations and intentions are forward looking statements. These forward looking statements generally are identified by the words "may," "will," "should," "could," "would," "predicts," "intends," "believes," "expects," "plans," "scheduled," "goal," "anticipates," "estimates" and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, including those discussed below and in Item 1A, Risk Factors, which may cause actual results to differ materially from the forward-looking statements. See also "Forward-Looking Statements" included in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, of this Annual Report on Form 10-K.

PART I

ITEM 1. *BUSINESS*

Company Overview

We are a diversified energy business focused on petroleum refining, wholesale sales of refined products and retail marketing. Our business consists of three operating segments: refining, marketing and retail. Our refining segment operates a 60,000 barrels per day ("bpd") high conversion, moderate complexity, independent refinery in Tyler, Texas. Our marketing segment sells refined products on a wholesale basis in west Texas through company-owned and third-party operated terminals. Our retail segment markets gasoline, diesel, other refined petroleum products and convenience merchandise through a network of 482 company-operated retail fuel and convenience stores located in Alabama, Arkansas, Georgia, Kentucky, Louisiana, Mississippi, Tennessee and Virginia. Of these 482 locations, the 24 stores located in Virginia are currently classified as held for sale for accounting purposes. For more information, see Item 1 — Business — Dispositions of Assets Held For Sale of this Annual Report on Form 10-K. We also own a 34.6% minority equity interest in Lion Oil Company, a privately held Arkansas corporation, which owns and operates a moderate conversion, independent refinery located in El Dorado, Arkansas with a design crude distillation capacity of 75,000 barrels per day, and other pipeline and product terminals.

Delek US Holdings, Inc. is the sole shareholder of MAPCO Express, Inc. ("Express"), MAPCO Fleet, Inc. ("Fleet"), Delek Refining, Inc. ("Refining"), Delek Finance, Inc. ("Finance") and Delek Marketing & Supply, Inc. ("Marketing"). We are a Delaware corporation formed in connection with our acquisition in May 2001 of 198 retail fuel and convenience stores from a subsidiary of The Williams Companies. Since then, we have completed several other acquisitions of retail fuel and convenience stores. In April 2005, we expanded our scope of operations to include complementary petroleum refining and wholesale and distribution businesses by acquiring the Tyler refinery. We initiated operations of our marketing segment in August 2006 with the purchase of assets from Pride Companies LP and affiliates.

Delek and Express were incorporated during April 2001 in the State of Delaware. Fleet, Refining, Finance, and Marketing were incorporated in the State of Delaware during January 2004, February 2005, April 2005 and June 2006, respectively.

We are a controlled company under the rules and regulations of the New York Stock Exchange where our shares are traded under the symbol "DK." As of December 31, 2008, approximately 73.4% of our outstanding shares were beneficially owned by Delek Group Ltd. ("Delek Group"), a conglomerate that is domiciled and publicly traded in Israel. Delek Group has significant interests in fuel supply businesses and is controlled indirectly by Mr. Itshak Sharon ("Tshuva").

The Tyler Refinery Fire

On November 20, 2008, an explosion and fire occurred at our 60,000 bpd refinery in Tyler, Texas. Several individuals were injured and two of our employees died. There are several parallel investigations underway to determine the cause of the event, including our own investigation and investigations by the U.S. Department of Labor's Occupational Safety & Health Administration ("OSHA") and the U.S. Chemical Safety and Hazard

Investigation Board ("CSB"). We believe these investigations will continue for the foreseeable future. We cannot assure you as to the outcome of these investigations, including possible civil penalties or other enforcement actions. The explosion and fire caused damage to both our saturates gas plant and naphtha hydrotreater and our operations at the refinery have been suspended since the explosion. As a result of the incident, we have been unable to provide our customer base with the products they have normally expected from our operation. Management currently anticipates that the refinery will resume operations in May 2009.

Our refining segment carries insurance coverage with $1.0 billion in combined limits to insure property damage and business interruption, which we currently expect will cover the bulk of the reconstruction and business interruption expense during the transitional recovery period. It is currently anticipated that the combined costs of reconstruction and business interruption will be substantially less than the combined limits.

Acquisitions

We have integrated our refinery acquisition, six convenience store chain acquisitions and a pipeline and terminal acquisition since our formation in May 2001. Our principal acquisitions since inception are summarized below:

Date	Acquired Company/Assets	Acquired From	Approximate Purchase Price(1)
May 2001	MAPCO Express, Inc., with 198 retail fuel and convenience stores	Williams Express, Inc.	$162.5 million
June 2001	36 retail fuel and convenience stores in Virginia	East Coast Oil Corporation	$40.1 million
February 2003 . .	Seven retail fuel and convenience stores	Pilot Travel Centers	$11.9 million
April 2004	Williamson Oil Co., Inc., with 89 retail fuel and convenience stores in Alabama, and a wholesale fuel and merchandise operation	Williamson Oil Co., Inc.	$19.8 million, plus assumed debt of $28.6 million
April 2005	Refinery, pipeline and other refining, product terminal and crude oil pipeline assets located in and around Tyler, Texas, including physical inventories of crude oil, intermediaries and light products ("Tyler refinery")	La Gloria Oil and Gas Company	$68.1 million, including $25.9 million of prepaid crude inventory and $38.4 million of assumed crude vendor liabilities
December 2005. .	21 retail fuel and convenience stores, a network of four dealer-operated stores, four undeveloped lots and inventory in the Nashville, Tennessee area	BP Products North America, Inc.	$35.5 million
July 2006	43 retail fuel and convenience stores located in Georgia and Tennessee	Fast Petroleum, Inc. and affiliates	$50.0 million, including $0.1 million of cash acquired
August 2006	Refined petroleum product terminals, seven pipelines, storage tanks, idle oil refinery equipment and rights under supply contracts	Pride Companies, L.P. and affiliates	$55.1 million
April 2007	107 retail fuel and convenience stores located in northern Georgia and southeastern Tennessee	Calfee Company of Dalton, Inc. and affiliates	$71.8 million, including $0.1 million of cash acquired

(1) Excludes transaction costs

We expect to continue to review acquisition and internal growth opportunities in the refining, marketing, retail fuel and convenience store markets, as well as opportunities to acquire assets related to distribution logistics, such as pipelines, terminals and fuel storage facilities. Please see Item 1A, Risk Factors, of this Annual Report on Form 10-K as well as our other filings with the SEC for a description of the risks and uncertainties that are inherent in our acquisition strategy.

Dispositions of Assets Held for Sale

In 2008, management committed to a plan to sell the retail segment's 36 Virginia stores and proceeded with efforts to locate buyers. However, until we obtained the necessary amendments to our credit agreements, we were restricted from that action. At the time the credit agreement asset sale limitations were removed in December 2008, we had contracts to sell 28 of the 36 Virginia properties. As of December 31, 2008, we closed on the sale of 12 of the properties and we expect to close on the sales of the majority of the remaining pending contracts in the first quarter of 2009. We continue our efforts to sell the eight remaining properties that are currently not under contract. We received proceeds from these 2008 sales, net of expenses, of $9.8 million in 2008. The results from the Virginia stores have been reclassified to discontinued operations and the assets and liabilities associated with remaining stores are reflected as held for sale for all periods presented herein.

Information About Our Segments

We prepare segment information on the same basis that management reviews financial information for operational decision making purposes. Additional segment and financial information is contained in our segment results included in Item 6, Selected Financial Data, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and in Note 13, Segment Data, of our consolidated financial statements included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

Refining Segment

We operate a high conversion, moderate complexity independent refinery with a design crude distillation capacity of 60,000 bpd, along with an associated crude oil pipeline and light products loading facilities. The refinery is located in Tyler, Texas, and is the only supplier of a full range of refined petroleum products within a radius of approximately 100 miles.

The Tyler refinery is situated on approximately 100 out of a total of approximately 600 contiguous acres of land (excluding pipelines) that we own in Tyler and adjacent areas. The Tyler refinery includes a fluid catalytic cracking ("FCC") unit and a delayed coker, enabling us to produce approximately 95% light products, including primarily a full range of gasoline, diesel, jet fuels, liquefied petroleum gas ("LPG") and natural gas liquids ("NGLs") and has a complexity of 9.5. For 2008, gasoline accounted for approximately 54.4% and diesel and jet fuels accounted for approximately 37.4% of the Tyler refinery's fiscal production.

As the only full range product supplier in northeast Texas, our location is a natural advantage over other suppliers. The transportation cost of moving product into Tyler stands as a barrier for competitors. We see this differential as a margin enhancement. However, with production currently suspended as a result of the incident at the Tyler refinery, our customers are using other suppliers. When we resume operations, the return of our customer base is not assured.

Fuel Customers. We have the advantage of being able to deliver nearly all of our gasoline and diesel fuel production into the local market using our terminal at the refinery. Our customers generally have strong credit profiles and include major oil companies, independent refiners and marketers, jobbers, distributors, utility and transportation companies, and independent retail fuel operators. Our refinery's ten largest customers accounted for $1,258.5 million, or 59.4%, of net sales for the refining segment in 2008. Our customers include ExxonMobil, Valero Marketing and Supply, Murphy Oil USA, Truman Arnold and Chevron, among others. One customer, ExxonMobil, accounted for 13.4% or of our net sales in 2008. Our product pipeline sales are specific to Chevron and represent 5.2% of the refining segment's net sales. Additionally, we have a contract with the U.S. government to supply jet fuel ("JP8") to various military facilities that expires in April 2009. The U.S. government solicits competitive bids for this contract annually. Sales under this contract totaled $110.0 million, or 5.2%, of the refining segment's 2008 net sales.

The Tyler refinery does not generally supply fuel to our retail fuel and convenience stores, since it is not located in the same geographic region as our stores.

Refinery Design and Production. The Tyler refinery has a crude oil processing unit with a 60,000 bpd atmospheric column and an 18,000 bpd vacuum tower. The other major process units at the Tyler refinery include a

20,200 bpd fluid catalytic cracking unit, a 6,500 bpd delayed coking unit, a 21,000 bpd naphtha hydrotreating unit, a 13,000 bpd gasoline hytrotreating unit, a 22,000 bpd distillate hydrotreating unit, a 17,500 bpd continuous regeneration reforming unit, a 5,000 bpd isomerization unit, and a sulfuric alkylation unit with a capacity of 4,700 bpd.

The Tyler refinery is designed to mainly process light, sweet crude oil, which is typically a higher quality, more expensive crude oil than heavier and more sour crude oil. Our owned and leased pipelines are connected to five crude oil pipeline systems that allow us access to east Texas, west Texas and foreign sweet crude oils. A small amount of local east Texas crude oil is also delivered to the refinery by truck. The table below sets forth information concerning crude oil received at the Tyler refinery in 2008:

Source	Percentage of Crude Oil Received
East Texas crude oil	25.6%
West Texas intermediate crude oil	57.9%
West Texas sour crude oil	10.1%
Foreign sweet and other domestic crude oil	6.4%

Upon delivery to the Tyler refinery, crude oil is sent to a distillation unit, where complex hydrocarbon molecules are separated into distinct boiling ranges. The processed crude oil is then treated in specific units of the refinery, and the resulting distilled and treated fuels are blended to create the desired finished fuel products. A summary of our production output for 2008 follows:

- *Gasoline.* Gasoline accounted for approximately 54.4% of our refinery's production. The refinery produces two grades of conventional gasoline (premium — 93 octane and regular — 87 octane), as well as aviation gasoline. Effective January 1, 2008, we began offering E-10 products which contain 90% conventional fuel and 10% ethanol.
- *Diesel/jet fuels.* Diesel and jet fuel products accounted for approximately 37.4% of our refinery's production. Diesel and jet fuel products include military specification JP8, commercial jet fuel, low sulfur diesel, and ultra low sulfur diesel. Low sulfur diesel was replaced by ultra low sulfur diesel beginning in September 2006.
- *Petrochemicals.* We produced small quantities of propane, refinery grade propylene and butanes.
- *Other products.* We produced small quantities of other products, including anode grade coke, slurry oil, sulfur and other blendstocks.

The table below sets forth information concerning the historical throughput and production at the Tyler refinery for the last three fiscal years.

	Year Ended December 31, 2008(1)		Year Ended December 31, 2007		Year Ended December 31, 2006	
	Bpd	%	Bpd	%	Bpd	%
Refinery throughput (average barrels per day):						
Crude:						
Light	46,468	81.6%	49,711	88.5%	55,998	96.3%
Sour	5,215	9.2	4,149	7.4	—	—
Total crude	51,683	90.8	53,860	95.9	55,998	96.3
Other blendstocks(2)	5,239	9.2	2,303	4.1	2,130	3.7
Total refinery throughput	56,922	100.0%	56,163	100.0%	58,128	100.0%
Products produced (average barrels per day):						
Gasoline(3)	30,346	54.4%	29,660	54.3%	30,163	53.3%
Diesel/jet	20,857	37.4	20,010	36.6	21,816	38.6
Petrochemicals, LPG, NGLs	1,963	3.5	2,142	3.9	2,280	4.0
Other	2,607	4.7	2,848	5.2	2,324	4.1
Total production	55,773	100.0%	54,660	100.0%	56,583	100.0%

(1) The refinery has not operated since the November 20, 2008 explosion and fire. This information has been calculated based on the 324 days that the refinery was operational in 2008.

(2) Includes denatured ethanol.

(3) Includes E-10 product.

Profitability Improvements. The fourth quarter 2008 explosion and fire at the Tyler refinery resulted in a suspension in production which continues to the date of this filing. During this period of refinery shutdown, we have moved forward with major unit turnarounds and the Crude Optimization capital projects which were previously slated to be completed in late 2009. We now expect portions of the Crude Optimization projects to be completed in the first half of 2009. The Deep Cut and Coker Valve portions of this project will allow the refinery to process what has generally been a lower cost (heavier, more sour) crude slate, as well as reduce some current operational bottlenecks. In addition, we expect the fractionation section modifications for the FCC Reactor Revamp portion of this project to be completed in the first half of 2009.

We expect the remaining portions of these projects will be completed by the first half of 2010. These remaining projects include the addition of a NaSH Unit and a second Amine Unit to allow the refinery to take full advantage of the designed sour crude slate, and the installation of the new FCC Reactor to allow the full utilization of the "deep cut" capability of the Vacuum Unit.

Though not currently anticipated, we may experience increases in the cost of or a delay in the receipt of equipment required to complete these projects, as is a possibility with any capital project. Additionally, the scope of the work, cost of qualified employees and contractor labor expense related to the installation of equipment are all at risk of increases.

In 2008, the refinery completed the installation of a Gasoline Hydrotreater Unit. The Gasoline Hydrotreater allowed the refinery to meet the Tier II gasoline specifications for sulfur in gasoline and eliminated the previous constraints on the sulfur content in crude selection because of the crude slate's impact on the sulfur content of the gasoline pool.

In 2007, the refinery completed a revamp of the Kerosene Merox Unit to significantly increase its capacity when processing crude slates that contain increased quantities of naphthenic acid components in the kerosene boiling range. This project effectively removed constraints on the allowable quantity of WTI that could be included in the crude slate, thereby providing additional flexibility to potentially gain margin on crude selections and to increase total distillate production.

During the third quarter of 2006, two significant capital projects were completed that allowed us to produce 100% of our diesel pool as ultra low sulfur diesel and provided improved and more reliable sulfur handling capability at the refinery. These projects included the expansion and modification of the Diesel Hydrotreater Unit and the installation of a new 35 long ton per day Sulfur Recovery Unit and Tail Gas Treating Unit.

Storage Capacity. Storage capacity at the Tyler refinery, including tanks along our pipeline, totals approximately 2.5 million barrels, consisting of approximately 1.1 million barrels of crude oil storage and 1.4 million barrels of refined and intermediate product storage.

Supply and Distribution. Roughly one quarter of the crude oil purchased for the Tyler refinery is east Texas crude oil. Most of the east Texas crude oil processed in our refinery is delivered to us by truck or through our company-owned pipeline and a leased pipeline from Nettleton Station in Longview, Texas. This represents an inherent cost advantage due to our ability to purchase crude oil on its way to the market, as opposed to purchasing from a market or trade location. Crude oil is purchased during the trading month and priced during the calendar month to achieve the refinery crack spread of the day. The ability of our refinery to receive both domestic and foreign barrels affords us the opportunity to replace barrels with financially advantaged alternatives on short notice.

Our ability to access West Texas Intermediate ("WTI") or foreign sweet crude oil, when available, at competitive prices has been a significant competitive supply cost advantage at the refinery. These alternate supply sources allow us to optimize the refinery operation and utilization while also allowing us to more favorably negotiate the cost and quality of the local east Texas crude oil we purchase.

The Delek East Texas Pipeline System, which we own, consists of approximately 65 miles of six-inch crude oil lines that transport crude oil to the Tyler refinery. We currently operate the main trunk line, and the following pump stations and terminals that are also owned by us:

- *Atlas Tank Farm:* One 150,000 barrel tank and one 300,000 barrel tank
- *Nettleton Station:* Five 55,000 barrel tanks
- *Bradford Station:* One 54,000 barrel tank and one 9,000 barrel tank
- *ARP Station:* Two 55,000 barrel tanks

Much of our pipeline system runs across leased land or rights-of-way.

The vast majority of our transportation fuels and other products are sold by truck directly from the refinery. We operate a nine lane transportation fuels truck rack with a wide range of additive options, including proprietary packages dedicated for use by our major oil company customers. Capabilities at our rack include the ability to simultaneously blend finished components prior to loading trucks. LPG, NGLs and clarified slurry oil are sold by truck from dedicated loading facilities at the refinery. Effective January 1, 2008, we also began selling E-10 products at our truck rack. We also have a pipeline connection for the sale of propane into a facility owned by Texas Eastman. We sell petroleum coke primarily by rail from the refinery, with occasional truck loading for specialty or excess product. All of our ethanol is currently transported to the refinery by truck. Ethanol tank capacity is currently limited to 9,000 barrels.

The remainder of our transportation fuels are sold by pipeline to a single, pipeline-connected terminal owned by Chevron. We transport these products on TEPPCO pipeline to a point of interconnection to a Chevron-owned pipeline terminating in Big Sandy, Texas.

Competition. The refining industry is highly competitive and includes fully integrated national and multinational oil companies engaged in many segments of the petroleum business, including exploration, production, transportation, refining, marketing and retail fuel and convenience stores. Our principal competitors are Texas Gulf Coast refiners, product terminal operators in the east Texas region and Calumet Lubricants in Shreveport, Louisiana. The principal competitive factors affecting our refinery operations are crude oil and other feedstock costs, refinery product margins, refinery efficiency, refinery product mix, and distribution and transportation costs.

Certain of our competitors operate refineries that are larger and more complex and in different geographical regions than ours, and, as a result, could have lower per barrel costs, higher margins per barrel and throughput or utilization rates which are better than us. We have no crude oil reserves and are not engaged in exploration or production. We believe, however, our geographic location provides an inherent advantage because our competitors have an inherent transportation cost. Our location allows for a realized margin that is favorable in comparison to the reported U.S. Gulf Coast 5-3-2 crack spread.

Marketing Segment

The marketing segment sells refined products on a wholesale basis in west Texas through company-owned and third party operated terminals. In order to achieve the goals of this business, we intend to:

- develop and leverage our existing marketing and distribution capabilities and experience using our assets;
- utilize our supply contracts in a more favorable manner;
- develop exchange opportunities between our segments; and
- expand our base of operations through acquisitions.

Our marketing segment generates net sales through five integrated activities:

i. transportation of petroleum products through pipelines and company-owned truck loading terminals in Abilene and San Angelo, Texas;

ii. direct sales of petroleum products to third parties through truck racks in San Angelo, Abilene, Aledo, Odessa and Big Springs, Texas and other terminals throughout the Magellan Orion pipeline system;

iii. supplying product to exchange partners at the Abilene, San Angelo and Aledo, Texas terminals;

iv. marketing services provided to our Tyler refinery for both wholesale marketing and contract sales;

v. supplying ethanol to Express for blending with conventional gasoline using our newly constructed 30,000 barrel tanks located at a third-party owned terminal in Nashville, Tennessee; and

vi. a margin-sharing arrangement with our Tyler refinery of 50% of wholesale margins above a contractually defined threshold.

Petroleum Product Marketing Terminals. The marketing segment markets its products through three company-owned terminals in San Angelo, Abilene and Tyler, Texas and third-party terminal operations in Aledo, Odessa and Big Springs, Texas. The San Angelo terminal began operations in 1991 and has operated continuously. The Abilene terminal began operations in the 1950's and has undergone routine upgrading. At each terminal, products are loaded on two loading lanes each having four bottom-loading arms. The loading racks are fully automated and unmanned during the night. The Tyler terminal was built in the 1970's and was most recently expanded in 1994. It is currently operated by our refining segment, includes nine loading lanes and is fully automated and unmanned at night. We have in excess of 1,000,000 barrels of combined refined product storage tank capacity at Tye, Texas Station (a Magellan Pipeline Company, L.P. ("Magellan Pipeline") tie-in location) and our terminals in Abilene and San Angelo.

Pipelines. We own seven product pipelines of approximately 114 miles between our refined product terminals in Abilene and San Angelo, Texas, which includes a line connecting our facility to Dyess Air Force Base. These refined product pipelines include:

- an eight-inch pipeline from a Magellan Pipeline custody transfer point at Tye Station to the Abilene terminal;
- a 13.5 mile, four-inch pipeline from the Abilene terminal to the Magellan Pipeline tie-in;
- a 76.5 mile, six-inch pipeline system from the Magellan Pipeline tie-in to San Angelo; and
- three other local product pipelines.

Supply Agreements. Substantially all of our petroleum products are purchased from two suppliers, Northville Product Services, L.P. ("Northville") and Magellan Asset Services, L.P. ("Magellan"), under separate supply contracts. Under the terms of the Northville contract, we can purchase up to 20,350 bpd of petroleum products for the Abilene terminal for sales and exchange at Abilene and San Angelo. This agreement runs through December 31, 2017.

Additionally, we can purchase up to an additional 7,000 bpd of refined products under the terms of the contract with Magellan. This agreement expires on December 14, 2015. The primary purpose of this second contract is to supply products at terminals in Aledo and Odessa, Texas.

Customers. We have various types of customers including major oil companies such as ExxonMobil, independent refiners and marketers such as Murphy Oil, jobbers, distributors, utility and transportation companies, and independent retail fuel operators. In general, marketing customers typically come from within a 100-mile radius of our terminal operations. Our customers include, among others, Murphy Oil, ExxonMobil, and Susser Petroleum. One customer accounted for more than 10% of our marketing segment net sales and the top ten customers accounted for just over half of the marketing segment net sales in 2008. Pursuant to an arm's length services agreement, our marketing segment also provides marketing and sales services for customers of the Tyler refinery. In return for these services to customers of the Tyler refinery, the marketing segment receives a service fee based on the number of gallons sold from the refining segment plus a sharing of marketing margin above predetermined thresholds. Net fees received from the refining segment under this arrangement were $13.8 million and $14.7 million in 2008 and 2007, respectively, and were eliminated in consolidation.

Competition. Our company-owned refined product terminals compete with other independent terminal operators as well as integrated oil companies on the basis of terminal location, price, versatility and services provided. The costs associated with transporting products from a loading terminal to end users limit the geographic size of the market that can be served economically by any terminal. The two key markets in west Texas that we serve from our company-owned facilities are Abilene and San Angelo, Texas. We have direct competition from an independent refinery that markets through another terminal in the Abilene market. There are no competitive fuel loading terminals within approximately 90 miles of our San Angelo terminal.

Retail Segment

As of December 31, 2008, we operated 482 retail fuel and convenience stores, which are located in Alabama, Arkansas, Georgia, Kentucky, Louisiana, Mississippi, Tennessee and Virginia, primarily under the MAPCO Express®, MAPCO Mart®, Discount Food Mart™, Fast Food and Fuel™, East Coast® and Favorite Markets® brands. Of these 482 locations, the 24 stores located in Virginia are currently classified as held for sale for accounting purposes. For more information, see Item 1 — Business — Dispositions of Assets Held for Sale of this Annual Report on Form 10-K. In July 2006, we purchased 43 stores from Fast Petroleum, Inc. and affiliates that strengthened our presence in key markets located in southeastern Tennessee and northern Georgia and we also re-imaged all stores purchased from BP Products North America, Inc. ("BP") in December 2005. In April 2007, we purchased 107 stores from Calfee Company of Dalton, Inc. and affiliates. This purchase further solidified our presence in the southeastern Tennessee and northern Georgia markets. In 2007, we completed three "raze and rebuilds" and retrofitted one existing store using our next generation, MAPCO Mart concept. The MAPCO Mart store with GrilleMarx® is designed to offer premium amenities and products, such as a proprietary made-to-order food program with bi-lingual touch-screen order machines, seating, expanded coffee and hot drink bars, an expanded cold and frozen drink area where customers can customize their drink flavors, a walk-in beer cave and an expanded import and micro brew beer section. Historically, the majority of our "raze and rebuilds" and retrofits occurred at stores in our Nashville market. However, two of the three "raze and rebuilds" completed in 2007 were in Alabama using our MAPCO Mart brand. In 2008, we continued the expansion of our MAPCO Mart concept with one store built from the ground up, two additional "raze and rebuilds" and 51 re-image/retrofit sites. One "raze and rebuild" in 2008 was introduced to our Memphis market and another was introduced to our Chattanooga market. We plan to continue our "raze and rebuild" program in these and other of our markets and will utilize the upscale imagery of these next generation stores to continue re-imaging existing locations in 2009.

We believe that we have established strong brand recognition and market presence in the major retail markets in which we operate. Approximately 78% of our stores are concentrated in Tennessee and Alabama. In terms of number of retail fuel and convenience stores, we rank in the top-five in the major markets of Nashville, Chattanooga, Memphis and northern Alabama.

Our stores are positioned in high traffic areas, we operate a high concentration of sites in similar geographic regions to promote operational efficiencies and we employ a localized marketing strategy that focuses on the demographics surrounding each store and customizing product mix and promotional strategies to meet the needs of customers in those demographics. Our business model also incorporates a strong focus on controlling operating expenses and loss prevention, which continues to be an important element in the successful development of our retail segment.

Company-Operated Stores. Of our sites, approximately 60% are open 24 hours per day and the remaining sites are open at least 16 hours per day. Our average store size is approximately 2,360 square feet with approximately 69% of our stores being 2,000 or more square feet.

Our retail fuel and convenience stores typically offer tobacco products and immediately consumable items such as non-alcoholic beverages, beer and a large variety of snacks and prepackaged items. A significant number of the sites also offer state sanctioned lottery games, ATM services and money orders. Several of our stores include well recognized national branded quick service food chains such as Subway® and Quiznos. Since 2005, we have also been developing an in-house, quick service food offering under the GrilleMarx® brand. We currently have 14 stores that offer this service. In 2006, we introduced our own MAPCO® private label products in the majority of our locations for soft drink, water and automotive categories which provide points of differentiation and enhanced margins. In 2007, we introduced candy and energy drinks under our MAPCO® private label program. We intend to continue to introduce new private label product offerings using our MAPCO® brand. All but three of our locations offer both retail fuel and convenience stores. The majority of our locations have four to five multi-pump fuel dispensers with credit card readers. Virtually all of our company-operated locations have a canopy to protect self-service customers from rain and to provide street appeal by creating a modern, well-lit and safe environment. Effective January 1, 2008, we initiated blending of ethanol in our finished gasoline products, allowing customers access to E-10 products.

Fuel Operations. For 2008, 2007 and 2006, our net fuel sales from continuing operations were 78.8%, 75.9%, and 74.9%, respectively, of total net sales from the continuing operations for our retail segment. The following table highlights certain information regarding our continuing fuel operations for these years:

	Year Ended December 31,		
	2008(1)	2007(1)	2006(1)
Number of stores (end of period)	458	461	358
Average number of stores (during period)	458	434	333
Retail fuel sales (thousands of gallons)	407,597	412,052	329,311
Average retail gallons per average number of stores (thousands of gallons)	891	950	989
Retail fuel margin (cents per gallon)	$ 0.197	$ 0.147	$ 0.147

(1) All numbers in this table reflect only continuing operations.

We currently operate a fleet of delivery trucks that deliver approximately half of the fuel sold at our retail fuel and convenience stores. We believe that the operation of a proprietary truck fleet enables the company to reduce fuel delivery expenses while enhancing service to our locations.

We purchased approximately 29% of the fuel sold at our proprietary brand retail fuel and convenience stores in 2008 from Valero Marketing and Supply under a contract that extends through the second quarter of 2009. The remainder of our proprietary brand fuel is purchased from a variety of independent fuel distributors and other suppliers. We purchase fuel for our branded locations under contracts with BP, ExxonMobil, Shell, Conoco, Marathon and Chevron. The price of fuel purchased is generally based on contracted differentials to local and regional price benchmarks. The initial terms of our supply agreements range from one year to 15 years and generally contain minimum monthly or annual purchase requirements. To date, we have met most of our purchase commitments under these contracts. We recorded liabilities for failure to purchase required contractual volume minimums of $0.3 million in 2008 and $0.2 million in both 2007 and 2006.

Merchandise Operations. For 2008, 2007 and 2006, our merchandise sales were 21.2%, 24.1%, and 25.1%, respectively, of total net sales for our retail segment. The following table highlights certain information regarding our continuing merchandise operations for these years:

	Year Ended December 31,		
	2008(1)	2007(1)	2006(1)
Comparable store merchandise sales change (year over year)	(6.7)%	1.4%	3.6%
Merchandise margin	31.5%	31.6%	30.3%
Merchandise profit as a percentage of total margin	58.7%	65.7%	64.5%

(1) All numbers in this table reflect only continuing operations.

We purchased approximately 56% of our general merchandise, including most tobacco products and grocery items, for 2008 from a single wholesale grocer, Core-Mark International, Inc. ("Core-Mark"). We entered into a contract with Core-Mark that expires at the end of 2010, but may be renewed at our option through the end of 2013. Our other major suppliers include Coca-Cola®, Pepsi-Cola® and Frito Lay®.

Technology and Store Automation. We continue to invest in our technological infrastructure to enable us to better address the expectations of our customers and improve our operating efficiencies and inventory management. In 2008, we completed the implementation of a project for scanning in merchandise as it is received at our company-operated stores and began a perpetual item level inventory project that we expect to have in all stores by the end of 2009.

In 2007, we selected FuelQuest's™ Fuel Management System to enhance our management of fuel inventory and fuel purchasing. We implemented this software in the fourth quarter of 2008 and expect that it will provide efficiencies across the multiple processes we currently use.

Most of our stores are connected to a high speed data network and provide near real-time information to our supply chain management, inventory management and security systems. We believe that our systems provide many of the most desirable features commercially available today in the information software market, while providing us more rapid access to data, customized reports and greater ease of use. Our information technology systems help us manage our inventory, optimize our marketing strategy and reduce cash and merchandise shortages. Our information technology systems allow us to improve our profitability and strengthen operating and financial performance in multiple ways, including by:

- tracking sales of complementary products; for example, determining the impact of fuel price movements on in-store sales or tracking the impact of a beer promotion on snack sales;
- pricing fuel at individual stores on a daily basis, taking into account competitors' prices, competitors' historical behavior, daily changes in cost and the impact of pricing on in-store merchandise sales;
- allowing us to determine on a daily basis negative sales trends; for example, merchandise categories that are below budget or below the prior period's results; and
- integrating our security video with our point of sales transaction log in a searchable database that allows us to search for footage related to specific transactions enabling the identification of potentially fraudulent transactions and providing examples through which to train our employees.

Dealer-Operated Stores. Our retail segment also includes a wholesale fuel distribution network that supplies 55 dealer-operated retail locations. In 2008, our dealer net sales represented approximately 5.5% of net sales for our retail segment. Our business with dealers includes a variety of contractual arrangements in which we pay a commission to the dealer based on profits from the fuel sales, contractual arrangements in which we supply fuel and invoice the dealer for the cost of fuel plus an agreed upon margin and non-contractual arrangements in which dealers order fuel from us at their discretion.

Competition. The retail fuel and convenience store business is highly competitive. We compete on a store-by-store basis with other independent convenience store chains, independent owner-operators, major petroleum companies, supermarkets, drug stores, discount stores, club stores, mass merchants, fast food operations and other retail outlets. Major competitive factors affecting us include location, ease of access, pricing, timely deliveries, product and service selections, customer service, fuel brands, store appearance, cleanliness and safety. We believe we are able to effectively compete in the markets in which we operate because our market concentration in most of our markets allows us to gain better vendor support. Our retail segment strategy continues to center on operating a high concentration of sites in a similar geographic region to promote operational efficiencies. In addition, we use proprietary information technology that allows us to effectively manage our fuel sales and margin.

Minority Investment

We also own a 34.6% minority interest in Lion Oil Company ("Lion Oil"), a privately held Arkansas corporation, which owns and operates a moderate conversion, independent refinery with a design crude distillation capacity of 75,000 barrels per day, three crude oil pipelines and refined product terminals in Memphis and Nashville, Tennessee. The refinery is located in El Dorado, Arkansas. The El Dorado refinery has the ability to produce and sell all consumer grades of gasoline, distillates, propanes, solvents, high sulfur diesel, low sulfur diesel, dyed low sulfur diesel, asphalt and protective coatings, specialty asphalt products and liquefied petroleum gas. Effective October 1, 2008, we are accounting for this interest using the cost method. See Note 7 of the Consolidated Financial Statements contained in Item 8, Financial Statements and Supplementary Data of this Annual Report on Form 10-K for further discussion.

Governmental Regulation and Environmental Matters

We are subject to various federal, state and local environmental laws. These laws raise potential exposure to future claims and lawsuits involving environmental matters which could include soil and water contamination, air pollution, personal injury and property damage allegedly caused by substances which we manufactured, handled, used, released or disposed. While it is often difficult to quantify future environmental-related expenditures, Delek anticipates that continuing capital investments will be required over the next several years to comply with existing regulations.

Based upon environmental evaluations performed internally and by third parties subsequent to our purchase of the Tyler refinery, we have recorded a liability of approximately $7.7 million as of December 31, 2008 relative to the probable estimated costs of remediating or otherwise addressing certain environmental issues of a non-capital nature which were assumed in connection with the refinery acquisition. This liability includes estimated costs for on-going investigation and remediation efforts for known contaminations of soil and groundwater which were already being performed by the former owner, as well as estimated costs for additional issues which have been identified subsequent to the purchase. Approximately $2.5 million of the liability is expected to be expended over the next 12 months with the remaining balance of $5.2 million expendable by 2022.

In late 2004, the prior refinery owner began discussions with the U.S. Environmental Protection Agency ("EPA") Region 6 and the United States Department of Justice ("DOJ") regarding certain air quality requirements at the refinery. The prior refinery owner expected to settle the matter with the EPA and the DOJ by the end of 2005, however, the EPA did not present a consent decree and no discussions occurred in 2006. Nonetheless, Delek completed certain capital projects at the refinery that the EPA indicated would likely be addressed in a consent decree. These projects include a new electrical substation to increase operational reliability and additional sulfur removal capacity to address upsets at the refinery.

In June 2007, EPA Region 6 and DOJ resumed negotiations and presented the former owner and Delek with the initial draft of the consent decree in August 2007. The companies provided comments at that time and received a revised draft consent decree in April 2008. The revised draft consent decree addresses capital projects that have either been completed or will not have a material adverse effect upon our future financial results. In addition, the proposed consent decree requires certain on-going operational changes that will increase future operating expenses at the refinery. At this point in time, we believe any such costs will not have a material adverse effect upon our business, financial condition or operations. We have been advised by the EPA and the DOJ that they plan to simultaneously file a complaint and lodge a consent decree by March 31, 2009 in the United States District Court for the Eastern District of Texas, naming Refining as defendant. Under the draft consent decree, Refining would be liable for injunctive relief and payment of any stipulated penalties for future violations.

In October 2007, the Texas Commission on Environmental Quality ("TCEQ") approved an Agreed Order in which the Tyler refinery resolved alleged violations of air rules dating back to the acquisition of the refinery. The Agreed Order required the refinery to pay a penalty and fund a Supplemental Environmental Project for which we had previously reserved adequate amounts. In addition, the refinery was required to implement certain corrective measures, which the company has completed, with one exception. Delek has advised the TCEQ of the exception, which we believe will not result in a material adverse effect on our business, financial condition or results of operations.

Contemporaneous with the refinery purchase, Delek became a party to a Waiver and Compliance Plan with the EPA that extended the implementation deadline for low sulfur gasoline from January 1, 2006 to May 2008, based on the capital investment option we chose. In return for the extension, we agreed to produce 95% of the diesel fuel at the refinery with a sulfur content of 15 ppm or less by June 1, 2006 through the remainder of the term of the Waiver. During the first quarter of 2008, it became apparent to us that the construction of our gasoline hydrotreater would not be completed by the original deadline of May 31, 2008 due to the continuing shortage of skilled labor and ongoing delays in the receipt of equipment. We began discussions with the EPA regarding this potential delay in completing the gasoline hydrotreater and agreed to an extension to certain provisions of the Waiver that allowed us to exceed the 80 ppm per-gallon sulfur maximum for up to two months past the original May 31, 2008 compliance date. Construction and commissioning of the gasoline hydrotreater was completed in June 2008 with all gasoline meeting low sulfur specifications by the end of June.

The EPA has issued final rules for gasoline formulation that will require further reductions in benzene content by 2011. We are in the process of identifying and evaluating options for complying with this requirement.

The Energy Policy Act of 2005 requires increasing amounts of renewable fuel be incorporated into the gasoline pool through 2012. Under final rules implementing this Act (the "Renewable Fuel Standard"), the Tyler refinery is classified as a small refinery exempt from renewable fuel standards through 2010. The Energy Independence and Security Act of 2007 increased the amounts of renewable fuel required by the Energy Policy Act of 2005. The EPA has not yet promulgated implementing rules for the 2007 Act so it is not yet possible to determine what the Tyler refinery compliance requirement will be. Although temporarily exempt from this rule, the Tyler refinery began supplying an E-10 gasoline-ethanol blend in January 2008.

The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as "Superfund," imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances. Under CERCLA, such persons may be subject to joint and several liabilities for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. Analogous state laws impose similar responsibilities and liabilities on responsible parties. In the course of the refinery's ordinary operations, waste is generated, some of which falls within the statutory definition of a "hazardous substance" and some of which may have been disposed of at sites that may require cleanup under Superfund. At this time, we have not been named a party at any Superfund sites and under the terms of the refinery purchase agreement, we did not assume any liability for wastes disposed of prior to our ownership.

During 2007, the Department of Homeland Security ("DHS") promulgated Chemical Facility Anti-Terrorism Standards to regulate the security of "high risk" chemical facilities. In compliance with this rule, we submitted certain required information concerning our Tyler refinery and Abilene and San Angelo terminals to the DHS. We do not believe the outcome of any requirements imposed by DHS will have a material effect on our business.

In June 2007, OSHA announced it was implementing a National Emphasis Program addressing workplace hazards at petroleum refineries. Under this program, OSHA expects to conduct inspections of process safety management programs over the next two years at approximately 80 refineries nationwide. On February 19, 2008, OSHA commenced an inspection at our Tyler, Texas refinery. In August, OSHA concluded its inspection and issued citations assessing an aggregate penalty of less than $0.1 million. We are contesting the citations and do not believe that the outcome will have a material effect on our business.

Following the fire and explosion on November 20, 2008, OSHA and the CSB initiated separate investigations of the incident at the refinery. Those investigations are on-going and we believe they will continue into the foreseeable futures.

Employees

As of December 31, 2008, we had 3,692 employees, of which 256 were employed in our refining segment, 16 were employed in our marketing segment and 3,420 were employed either full or part-time in our retail segment. As of December 31, 2008, 149 operations and maintenance hourly employees and 40 truck drivers at the refinery were represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union and its Local 202 and were covered by collective bargaining agreements which run through March 31, 2009. None of our employees in our marketing or retail segments or in our corporate office are represented by a union. We consider our relations with our employees to be satisfactory.

Trade Names, Service Marks and Trademarks

We regard our intellectual property as being an important factor in the marketing of goods and services in our retail segment. We own, have registered or applied for registration of a variety of trade names, service marks and trademarks for use in our business. We own the following trademark registrations issued by the United States Patent and Trademark Office: MAPCO®, MAPCO MART®, MAPCO EXPRESS & Design®, EAST COAST®, GRILLE MARX® CAFÉ EXPRESS FINEST COFFEE IN TOWN MAPCO & Design®, GUARANTEED RIGHT! MAPCO EXPRESS & Design®, FAST FOOD AND FUEL™, FLEET ADVANTAGE® and DELTA EXPRESS®. While we do not already have and have not applied for a federally registered trademark for DISCOUNT FOOD MART™, we do claim common law trademark rights in this name. Our right to use the "MAPCO" name is limited to the retail fuel and convenience store industry. We are not otherwise aware of any facts which would negatively impact our continuing use of any of our trade names, service marks or trademarks.

Available Information

Our internet website address is http://www.DelekUS.com. Information contained on our website is not part of this Annual Report on Form 10-K. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K filed with (or furnished to) the Securities and Exchange Commission ("SEC") are available on our internet website (in the "Investor Relations" section), free of charge, as soon as reasonably practicable after we file or furnish such material to the SEC. We also post our corporate governance guidelines, code of business conduct and ethics and the charters of our board of director's committees in the same website location. Our governance documents are available in print to any stockholder that makes a written request to Secretary, Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, TN 37027. In accordance with Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, we submitted our chief executive officer's certification to the New York Stock Exchange in 2008. Exhibits 31.1 and 31.2 of this Annual Report on Form 10-K contain certifications of our chief executive officer and chief financial officer under Section 302 of the Sarbanes-Oxley Act of 2002.

ITEM 1A. *RISK FACTORS*

We are subject to numerous known and unknown risks, many of which are presented below and elsewhere in this Annual Report on Form 10-K. Any of the risk factors described below or additional risks and uncertainties not presently known to us, or that we currently deem immaterial, could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Industry

We operate an independent refinery in Tyler, Texas which may not be able to withstand volatile market conditions, compete on the basis of price or obtain sufficient quantities of crude oil in times of shortage to the same extent as integrated, multinational oil companies.

We compete with a broad range of companies in our refining and petroleum product marketing operations. Many of these competitors are integrated, multinational oil companies that are substantially larger than we are. Because of their diversity, integration of operations, larger capitalization, larger and more complex refineries and greater resources, these companies may be better able to withstand volatile market conditions relating to crude oil and refined product pricing, to compete on the basis of price and to obtain crude oil in times of shortage.

We are subject to loss of market share or pressure to reduce prices in order to compete effectively with a changing group of competitors in a fragmented retail industry.

The markets in which we operate our retail fuel and convenience stores are highly competitive and characterized by ease of entry and constant change in the number and type of retailers offering the products and services found in our stores. We compete with other convenience store chains, gas stations, supermarkets, drug stores, discount stores, club stores, mass merchants, fast food operations and other retail outlets. In some of our markets, our competitors have been in existence longer and have greater financial, marketing and other resources than we do. As a result, our competitors may be able to respond better to changes in the economy and new opportunities within the industry.

In recent years, several non-traditional retailers, such as supermarkets, club stores and mass merchants, have affected the convenience store industry by entering the retail fuel business. These non-traditional gasoline retailers have obtained a significant share of the motor fuels market and their market share is expected to grow. Because of their diversity, integration of operations, experienced management and greater resources, these companies may be better able to withstand volatile market conditions or levels of low or no profitability in the retail segment. In addition, these retailers may use promotional pricing or discounts, both at the pump and in the store, to encourage in-store merchandise sales. These activities by our competitors could pressure us to offer similar discounts, adversely affecting our profit margins. Additionally, the loss of market share by our retail fuel and convenience stores to these and other retailers relating to either gasoline or merchandise could have a material adverse effect on our business, financial condition and results of operations.

Independent owner-operators can operate stores with lower overhead costs than ours. Should significant numbers of independent owner-operators enter our market areas, retail prices in some of our categories may be negatively affected, as a result of which our profit margins may decline at affected stores.

Our stores compete, in large part, based on their ability to offer convenience to customers. Consequently, changes in traffic patterns and the type, number and location of competing stores could result in the loss of customers and reduced sales and profitability at affected stores. Other major competitive factors include ease of access, pricing, timely deliveries, product and service selections, customer service, fuel brands, store appearance, cleanliness and safety.

We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future laws, regulations and other requirements could significantly increase our costs of doing business, thereby adversely affecting our profitability.

Our industry is subject to extensive laws, regulations and other requirements including, but not limited to, those relating to the environment, employment, labor, immigration, minimum wages and overtime pay, health benefits, working conditions, public accessibility, the sale of alcohol and tobacco and other requirements. A violation of any of these requirements could have a material adverse effect on our business, financial condition and results of operations.

Under various federal, state and local environmental requirements, as the owner or operator of our locations, we may be liable for the costs of removal or remediation of contamination at our existing or former locations, whether we knew of, or were responsible for, the presence of such contamination. We have incurred such liability in the past and several of our current and former locations are the subject of ongoing remediation projects. The failure to timely report and properly remediate contamination may subject us to liability to third parties and may adversely affect our ability to sell or rent our property or to borrow money using our property as collateral. Additionally, persons who arrange for the disposal or treatment of hazardous substances also may be liable for the costs of removal or remediation of these substances at sites where they are located, regardless of whether the site is owned or operated by that person. We typically arrange for the treatment or disposal of hazardous substances in our refining operations. We do not typically do so in our retail operations, but we may nonetheless be deemed to have arranged for the disposal or treatment of hazardous substances. Therefore, we may be liable for removal or remediation costs, as well as other related costs, including fines, penalties and damages resulting from injuries to persons, property and natural resources.

In the future, we may incur substantial expenditures for investigation or remediation of contamination that has not been discovered at our current or former locations or locations that we may acquire. In addition, new legal requirements, new interpretations of existing legal requirements, increased legislative activity and governmental enforcement and other developments could require us to make additional unforeseen expenditures. Companies in the petroleum industry, such as us, are often the target of activist and regulatory activity regarding pricing, safety, environmental compliance and other business practices which could result in price controls, fines, increased taxes or other actions affecting the conduct of our business. For example, consumer activists are lobbying various authorities to enact laws and regulations mandating the use of temperature compensation devices for fuel dispensed at our retail stores. In addition, the United States Supreme Court decision in Massachusetts v. Environmental Protection Agency, 549 U.S. 497 (2007) may prompt further legislative and regulatory activity in the realm of greenhouse gas emissions and climate change. Environmental regulation is becoming more stringent and new environmental laws and regulations are continuously being enacted or proposed. While it is impractical to predict the impact that potential regulatory and activist activity may have, such future activity may result in increased costs to operate and maintain our facilities, as well as increased capital outlays to improve our facilities. Such future activity could also adversely affect our ability to expand production, result in damaging publicity about us, or reduce demand for our products. Our need to incur costs associated with complying with any resulting new legal or regulatory requirements that are substantial and not adequately provided for, could have a material adverse effect on our business, financial condition and results of operations.

Our refining margins may decline as a result of increases in the prices of crude oil and other feedstocks.

Our earnings, cash flow and profitability from our refining operations depend on the margin above fixed and variable expenses (including the cost of refinery feedstocks, such as crude oil) at which we are able to sell refined petroleum products. Refining margins historically have been and are likely to continue to be volatile, as a result of numerous factors beyond our control, including the supply of and demand for crude oil, other feedstocks, gasoline and other refined petroleum products. Such volatility is affected by, among other things:

- changes in global and local economic conditions;
- domestic and foreign demand for fuel products;
- investor speculation in commodities;
- refined product inventory levels;
- worldwide political conditions, particularly in significant oil producing regions such as the Middle East, Western Coastal Africa, the former Soviet Union, and South America;
- the level of foreign and domestic production of crude oil and refined petroleum products;
- the level of crude oil, other feedstocks and refined petroleum products imported into the United States;
- utilization rates of refineries in the United States;
- development and marketing of alternative and competing fuels such as ethanol;
- events that cause disruptions in our distribution channels;

- local factors, including market conditions, adverse weather conditions and the level of operations of other refineries and pipelines in our markets; and
- U.S. government regulations.

In addition, our Tyler refinery has historically processed primarily light sweet crude oils as opposed to light to medium sour crude oils. Due to increasing demand for lower sulfur fuels, light sweet crude oils have historically been more costly than heavy sour crude oils, and an increase in the cost of light sweet crude oils could have a material adverse effect on our business, financial condition and results of operations. As part of our current capital initiatives, we expect to provide additional flexibility to the Tyler refinery in 2009 that will allow it to process more sour crude oils. A substantial or prolonged decrease in the differential between the price of light sweet crude oils and more sour crude oils could negatively impact our earnings and cash flows.

Our gross profit may decline as a result of increases in the prices of crude oil, other feedstocks and refined petroleum products.

Significant increases and volatility in costs of crude oil, other feedstocks and refined petroleum products could cause our profits to decline. If the prices for which we can sell our refined products fail to keep pace with rising prices of crude oil and other feedstocks, our results of operations will be negatively impacted. This is especially true for non-transportation fuel products such as asphalt, butane, coke, propane and slurry whose prices may not correlate to fluctuations in the price of crude oil.

Increases in the price of crude oil and other feedstocks could also result in significant increases in the retail price of transportation fuel products, higher credit card expenses on retail fuel sales (because credit card fees are typically calculated as a percentage of the transaction amount rather than a percentage of gallons sold) and in lower retail fuel gross margin per gallon. Increases in the retail price of transportation fuel products could also diminish consumer demand for fuel and lead to lower retail fuel sales. In addition, the volatility in the costs of natural gas and electricity used by our Tyler refinery and in other operations affect our operating costs.

Feedstock, fuel and utility prices have been, and will continue to be, affected by factors that are beyond our control, such as supply and demand and regulation in both local and regional markets. This volatility makes it extremely difficult to predict the impact future wholesale cost fluctuations will have on our business, financial condition and results of operations. These factors could materially impact our refining gross profits, fuel gallon volume, fuel gross profit and overall customer traffic, which in turn could adversely impact our merchandise sales.

If the market value of our inventory declines to an amount less than our LIFO basis, we would record a write-down of inventory and a non-cash charge to cost of sales, which may affect our earnings.

The nature of our business requires us to maintain substantial quantities of crude oil, refined petroleum product and blendstock inventories. Because crude oil and refined petroleum products are commodities, we have no control over the changing market value of these inventories. Because our refining inventory is valued at the lower of cost or market value under the last-in, first-out ("LIFO") inventory valuation methodology, we would record a write-down of inventory and a non-cash charge to cost of sales if the market value of our inventory were to decline to an amount less than our LIFO basis. For example, at December 31, 2008, market values had fallen below most of our LIFO inventory layer values, generating a pre-tax write-down of approximately $10.9 million.

Anti-smoking measures, increases in tobacco taxes and wholesale cost increases of tobacco products could reduce our tobacco product sales.

Sales of tobacco products accounted for approximately 8%, 9% and 10% of total net sales of those stores constituting the continuing operations of our retail segment for the years ended December 31, 2008, 2007 and 2006, respectively. Significant increases in wholesale cigarette costs, a reduction to or elimination of manufacturer rebates, increased taxes on tobacco products (such as the increase in the federal tax by approximately $0.62 per pack of cigarettes, effective April 1, 2009), declines in the percentage of smokers in the general population, additional legal restrictions on smoking in public or private establishments, future legislation and national and local campaigns to discourage smoking in the United States have had an adverse effect on the demand for tobacco products and could have a material adverse effect on our business, financial condition and results of operations.

Competitive pressures in our markets can make it difficult to pass any additional cost increases associated with these products to our customers. This could materially and adversely affect our retail price of cigarettes, cigarette unit volume and net sales, merchandise gross profit and overall customer traffic. Because we derive a significant percentage of our net sales from tobacco products, a decline in net sales from the sale of tobacco products or decrease in margins on our tobacco product sales could have a material adverse effect on our business, financial condition and results of operations.

A terrorist attack on our assets, or threats of war or actual war, may hinder or prevent us from conducting our business.

Terrorist attacks in the United States and the war with Iraq, as well as events occurring in response or similar to or in connection with them, may harm our business. Energy-related assets (which could include refineries, pipelines and terminals such as ours) may be at greater risk of future terrorist attacks than other possible targets in the United States. In addition, the State of Israel, where our majority stockholder, Delek Group Ltd. ("Delek Group"), is based, has suffered armed conflicts and political instability in recent years. We may be more susceptible to terrorist attack as a result of our connection to an Israeli owner. On the date of this report, three of our directors reside in Israel.

A direct attack on our assets or the assets of others used by us could have a material adverse effect on our business, financial condition and results of operations. In addition, any terrorist attack could have an adverse impact on energy prices, including prices for our crude oil, other feedstocks and refined petroleum products, and an adverse impact on the margins from our refining and petroleum product marketing operations. In addition, disruption or significant increases in energy prices could result in government-imposed price controls.

Increased consumption of renewable fuels could lead to a decrease in fuel prices and/or a reduction in demand for refined fuels.

Regulatory initiatives have caused an increase in the consumption of renewable fuels such as ethanol. In the future, renewable fuels may continue to be blended with, or may replace, refined fuels. Such increased use of renewable fuels may result in an increase in fuel supply and corresponding decrease in fuel prices. Increased use of renewable fuels may also result in a decrease in demand for refined fuels. A significant decrease in fuel prices or refined fuel demand could have an adverse impact on our financial results.

Risks Relating to Our Business

We are particularly vulnerable to disruptions to our refining operations, because our refining operations are concentrated in one facility.

Because all of our refining operations are concentrated in the Tyler refinery, significant disruptions at the Tyler facility could have a material adverse effect on our business, financial condition or results of operations. For example, on November 20, 2008 an explosion and fire occured at our refinery in Tyler, Texas which resulted in a suspension of production that continues through the date of this report. Management currently anticipates that the refinery will resume operations in May 2009. However, the damage to equipment and disruption to operations, as well as the costs and time necessary to resume operations, may be greater than currently anticipated which could have a material adverse effect on our business, financial condition and results of operations.

General economic conditions and the current financial crisis may adversely affect our business, operating results and financial condition.

The current domestic economy and economic slowdown may have serious negative consequences for our business and operating results. Our performance is subject to domestic economic conditions and their impact on levels of consumer spending. Some of the factors affecting consumer spending include general economic conditions, unemployment, consumer debt, reductions in net worth based on recent severe market declines, residential real estate values, mortgage markets, taxation, energy prices, interest rates, consumer confidence and other macroeconomic factors. During a period of economic weakness or uncertainty, current or potential customers may travel less, reduce or defer purchases, go out of business or have insufficient funds to buy or pay for our products and services.

Moreover, the current crisis has had a significant material adverse impact on a number of financial institutions and has limited access to capital and credit for many companies. This could, among other things, make it more difficult for us to obtain (or increase our cost of obtaining) capital and financing for our operations. Our access to additional capital may not be available on terms acceptable to us or at all.

Due to the concentration of our stores in the southeastern United States, an economic downturn in that region could cause our sales and the value of our assets to decline.

Substantially all of our retail fuel and convenience stores are located in the southeastern United States, primarily in the states of Alabama, Georgia and Tennessee. As a result, our results of operations are subject to general economic conditions in that region. An economic downturn in the Southeast, such as the current economic downturn, could cause our sales and the value of our assets to decline and have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully execute our strategy of growth through acquisitions.

A significant part of our growth strategy is to acquire assets such as refineries, pipelines, terminals, and retail fuel and convenience stores that complement our existing sites or broaden our geographic presence. If attractive opportunities arise, we may also acquire assets in new lines of business that are complementary to our existing businesses. Through eight major transactions spanning from our inception in 2001 through December 31, 2008, we acquired our refinery and refined products terminals in Tyler, we acquired approximately 500 retail fuel and convenience stores and we developed our wholesale fuel business. We expect to continue to acquire retail fuel and convenience stores, refinery assets and product terminals and pipelines as a major element of our growth strategy, however:

- we may not be able to identify suitable acquisition candidates or acquire additional assets on favorable terms;
- we usually compete with others to acquire assets, which competition may increase, and, any level of competition could result in decreased availability or increased prices for acquisition candidates;
- we may experience difficulty in anticipating the timing and availability of acquisition candidates;
- since the convenience store industry is dominated by small, "independent" operators that own fewer than ten stores, we will likely need to complete numerous small acquisitions, rather than a few major acquisitions, to substantially increase our number of retail fuel and convenience stores;
- the need to complete numerous acquisitions will require significant amounts of our management's time;
- we may not be able to obtain the necessary financing, on favorable terms or at all, to finance any of our potential acquisitions; and
- as a public company, we are subject to reporting obligations, internal controls and other accounting requirements with respect to any business we acquire, which may prevent or negatively affect the valuation of some acquisitions we might otherwise deem favorable or increase our acquisition costs.

The occurrence of any of these factors could adversely affect our ability to complete further acquisitions.

Acquisitions involve risks that could cause our actual growth or operating results to differ adversely compared with our expectations.

Due to our emphasis on growth through acquisitions, we are particularly susceptible to transactional risks. For example:

- during the acquisition process, we may fail or be unable to discover some of the liabilities of companies or businesses that we acquire;
- we may assume contracts or other obligations in connection with particular acquisitions on terms that are less favorable or desirable than the terms that we would expect to obtain if we negotiated the contracts or other obligations directly;
- we may fail to successfully integrate or manage acquired refining, pipeline and terminal assets, retail fuel and convenience stores, or other assets;
- acquired retail fuel and convenience stores, refineries, pipelines, terminals or other assets may not perform as we expect or we may not be able to obtain the cost savings and financial improvements we anticipate;
- acquisitions may require us to incur additional debt or issue additional equity;
- we may fail to grow our existing systems, financial controls, information systems, management resources and human resources in a manner that effectively supports our growth; and
- to the extent that we acquire assets in complementary new lines of business, we may become subject to additional regulatory requirements and additional risks that are characteristic or typical of these new lines of business.

The occurrence of any of these factors could adversely affect our business, financial condition and results of operations.

We may incur significant costs and liabilities with respect to investigation and remediation of existing environmental conditions at our Tyler refinery.

Prior to our purchase of the Tyler refinery and pipeline, the previous owner had been engaged for many years in the investigation and remediation of liquid hydrocarbons which contaminated soil and groundwater at the purchased facilities. Upon purchase of the facilities, we became responsible and liable for certain costs associated with the continued investigation and remediation of known and unknown impacted areas at the refinery. In the future, it may be necessary to conduct further assessments and remediation efforts at the refinery and pipeline locations. In addition, we have identified and self-reported certain other environmental matters subsequent to our purchase of the refinery. Based upon environmental evaluations performed internally and by third parties subsequent to our purchase of the Tyler refinery, we recorded an environmental liability of approximately $7.7 million as of December 31, 2008 for the estimated costs of environmental remediation for our refinery. We expect remediation of soil and groundwater at the refinery to continue for the foreseeable future. The need to make future expenditures for these purposes that exceed the amounts we estimate and accrue for could have a material adverse effect on our business, financial condition and results of operations.

We may incur significant costs and liabilities in connection with site contamination, new environmental regulations and prior non-compliance with air emission regulations.

In the future, we may incur substantial expenditures for investigation or remediation of contamination that has not been discovered at our current or former locations or locations that we may acquire. In addition, new legal requirements, new interpretations of existing legal requirements, increased legislative activity and governmental enforcement and other developments could require us to make additional unforeseen expenditures. We anticipate that compliance with new regulations will require us to spend approximately $13.0 million in capital costs in 2009. We are also in discussions with the EPA and the DOJ, concerning some other enforcement actions; the outcome of which we believe will not result in a material adverse effect on our business, financial condition or results of operations. However, a settlement with the EPA could result in additional capital expenditures and potential penalties that could have a material adverse effect on our business, financial condition and results of operations.

We could incur substantial costs or disruptions in our business if we cannot obtain or maintain necessary permits and authorizations or otherwise comply with health, safety, environmental and other laws and regulations.

Our operations require numerous permits and authorizations under various laws and regulations. These authorizations and permits are subject to revocation, renewal or modification and can require operational changes to limit impacts or potential impacts on the environment and/or health and safety. A violation of authorization or permit conditions or other legal or regulatory requirements could result in substantial fines, criminal sanctions, permit revocations, injunctions, and/or facility shutdowns. In addition, major modifications of our operations could require modifications to our existing permits or upgrades to our existing pollution control equipment. Any or all of these matters could have a negative effect on our business, results of operations and cash flows.

The dangers inherent in our operations could cause disruptions and expose us to potentially significant costs and liabilities.

Our refining operations are subject to significant hazards and risks inherent in refining operations and in transporting and storing crude oil, intermediate and refined petroleum products. These hazards and risks include, but are not limited to, natural or weather-related disasters, fires, explosions, pipeline ruptures and spills, third party interference and mechanical failure of equipment at our or third-party facilities, and other events beyond our control. The occurrence of any of these events could result in production and distribution difficulties and disruptions, environmental pollution, personal injury or death and other damage to our properties and the properties of others.

In addition, the Tyler refinery is located in a populated area. Any release of hazardous material or catastrophic event could affect our employees and contractors at the refinery as well as persons outside the refinery grounds. In the event that personal injuries or deaths result from such events, we would likely incur substantial legal costs and liabilities. The extent of these costs and liabilities could exceed the limits of our available insurance. As a result, any such event could have a material adverse effect on our business, results of operations and cash flows.

For example, the incident at our Tyler refinery on November 20, 2008 resulted in two employee deaths and a suspension of production that continues through the date of this report. The damage to equipment and disruption to operations, as well as the costs and time necessary to resume operations, may be greater than currently anticipated. In addition, we are currently participating in an investigation of this incident by OSHA which may result in civil penalties or other enforcement actions. We may also face lawsuits or other third party claims as a result of this incident. Amounts we may pay in connection with these claims may not be covered by insurance.

We also operate approximately forty fuel delivery trucks. These trucks regularly transport highly combustible motor fuels on public roads. A motor vehicle accident involving one of our trucks could result in significant personal injuries and/or property damage.

Interruptions in the supply and delivery of crude oil may affect our refining interests and limitations in systems for the delivery of crude oil may inhibit the growth of our refining interests.

Our Tyler refinery processes primarily light sweet crude oils which are less readily available to us than heavier, more sour crude oils. The refinery receives substantially all of its crude oil from third parties. We could experience an interruption or reduction of supply and delivery, or an increased cost of receiving crude oil, if the ability of these third parties to transport crude oil is disrupted because of accidents, governmental regulation, terrorism, other third-party action or other events beyond our control. The unavailability for our use for a prolonged period of time of any system of delivery of crude oil could have a material adverse effect on our business, financial condition or results of operations.

Moreover, limitations in delivery capacity may not allow our refining interests to draw sufficient crude oil to support increases in refining output. In order to materially increase refining output, existing crude delivery systems may require upgrades or supplementation, which may require substantial additional capital expenditures.

Our Tyler refinery has only limited access to an outbound pipeline, which we do not own, for distribution of our refined petroleum products.

For the year ended December 31, 2008, approximately 77.1% of our refinery sales volume in Tyler was completed through a rack system located at the refinery. Unlike other refiners, we do not own, and have limited access to, an outbound pipeline for distribution of our refinery products to our Tyler customers. Our lack of access to an outbound pipeline may undermine our ability to attract new customers for our refined petroleum products or increase sales of our refinery products.

From time to time, our cash needs may exceed our internally generated cash flow, and our business could be materially and adversely affected if we are not able to obtain the necessary funds from financing activities.

We have significant short-term cash needs to satisfy working capital requirements such as crude oil purchases which fluctuate with the pricing and sourcing of crude oil. We rely in part on our ability to borrow to collateralize or purchase crude oil for our Tyler refinery. If the price of crude oil increases significantly, we may not have sufficient borrowing capacity, and may not be able to sufficiently increase borrowing capacity, under our existing credit facilities to purchase enough crude oil to operate the Tyler refinery at full capacity. Our failure to operate the Tyler refinery at full capacity could have a material adverse effect on our business, financial condition and results of operations. We also have significant long-term needs for cash, including those to support our expansion and upgrade plans, as well as for regulatory compliance.

If credit markets tighten further, it may become more difficult to obtain cash from third party sources. If we cannot generate cash flow or otherwise secure sufficient liquidity to support our short-term and long-term capital requirements, we may not be able to comply with regulatory deadlines or pursue our business strategies, in which case our operations may not perform as well as we currently expect.

The November 20, 2008 incident at our Tyler refinery resulted in a suspension of production that continues through the date of this report. Refining's ability to borrow under its primary credit facility has also been suspended during the period of inactivity. Because we have undertaken and intend to continue substantial repair, maintenance and improvement projects at the refinery during this period, we will be dependent upon the receipt of proceeds under our insurance policies to generate necessary cash flows, and our inability to obtain such proceeds could materially affect our ability to execute the projects.

In addition, the resumption of borrowing availability under Refining's credit facility is subject to the attainment of certain operational milestones. If we are unable to meet these milestones in a timely manner, we could default under our credit facility and our ability to generate cash flows to support our resumed operations could be materially affected.

Changes in our credit profile could affect our relationships with our suppliers, which could have a material adverse effect on our liquidity and our ability to operate the Tyler refinery at full capacity.

Changes in our credit profile could affect the way crude oil suppliers view our ability to make payments. As a result, suppliers could shorten the payment terms of their invoices with us or require us to provide significant collateral to them that we do not currently provide. Due to the large dollar amounts and volume of our crude oil and other feedstock purchases, any imposition by our suppliers of more burdensome payment terms on us may have a material adverse effect on our liquidity and our ability to make payments to our suppliers. This in turn could cause us to be unable to operate the Tyler refinery at full capacity. A failure to operate the Tyler refinery at full capacity could adversely affect our profitability and cash flows.

An interruption or termination of supply and delivery of refined products to our wholesale business could result in a decline in our sales and earnings.

Our marketing segment sells refined products produced by refineries owned by third parties. In 2008, Magellan and Northville were the sole suppliers to our marketing segment. We could experience an interruption or termination of supply or delivery of refined products if these refineries or our suppliers partially or completely ceased operations, temporarily or permanently. The ability of these refineries and our suppliers to supply refined products to us could be disrupted by anticipated events such as scheduled upgrades or maintenance, as well as events beyond their control, such as unscheduled maintenance, fires, floods, storms, explosions, power outages, accidents, acts of terrorism or other catastrophic events, labor difficulties and work stoppages, governmental or private party litigation, or legislation or regulation that adversely impacts refinery operations. In addition, any reduction in capacity of other pipelines that connect with our suppliers' pipelines or our pipelines due to testing, line repair, reduced operating pressures, or other causes could result in reduced volumes of refined product supplied to our marketing business. A reduction in the volume of refined products supplied to our marketing segment could adversely affect our sales and earnings.

An increase in competition in the market in which we sell our refined products could lower prices and adversely affect our sales and profitability.

Our Tyler refinery is the only supplier of a full range of refined petroleum products within a radius of approximately 100 miles of its location and there are no competitive fuel loading terminals within approximately 90 miles of our San Angelo terminal. If a refined petroleum products delivery pipeline is built in or around the Tyler, Texas area, or a competing terminal is built closer to the San Angelo area, we could lose our niche market advantage, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, the incident at our Tyler refinery on November 20, 2008 resulted in a suspension of production that continues through the date of this report. We assume that our customers will locate other sources of supply for so long as we are unable to service them. Once our production resumes, it may be difficult for us to reestablish customers, volumes and pricing similar to that which existed prior to the accident.

We may be unable to negotiate market price risk protection in contracts with unaffiliated suppliers of refined products.

During the year ended December 31, 2008, we obtained 70.3% of our supply of refined products for our marketing segment under contracts that contain provisions that mitigate the market price risk inherent in the purchase and sale of refined products. We cannot assure you that in the future we will be able to negotiate similar market price protections in other contracts that we enter into for the supply of refined products or ethanol. To the extent that we purchase inventory at prices that do not compare favorably to the prices at which we are able to sell refined products, our sales and margins may be adversely affected.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

We have a significant amount of debt. As of December 31, 2008, we had total debt of $286.0 million, including current maturities of $83.9 million. In addition to our outstanding debt, as of December 31, 2008, our borrowing availability under our various credit facilities was $164.0 million.

Our significant level of debt could have important consequences for us. For example, it could:

- increase our vulnerability to general adverse economic and industry conditions;
- require us to dedicate a substantial portion of our cash flow from operations to service our debt and lease obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- place us at a disadvantage relative to our competitors that have less indebtedness or better access to capital by, for example, limiting our ability to enter into new markets, renovate our stores or pursue acquisitions or other business opportunities;
- limit our ability to borrow additional funds in the future; and
- increase the interest cost of our borrowed funds.

In addition, a substantial portion of our debt has a variable rate of interest, which increases our exposure to interest rate fluctuations, to the extent we elect not to hedge such exposures.

If we are unable to meet our debt (principal and interest) and lease obligations, we could be forced to restructure or refinance our obligations, seek additional equity financing or sell assets, which we may not be able to do on satisfactory terms or at all. Our default on any of those obligations could have a material adverse effect on our business, financial condition and results of operations. In addition, if new debt is added to our current debt levels, the related risks that we now face would intensify.

Our debt agreements contain operating and financial restrictions that might constrain our business and financing activities.

The operating and financial restrictions and covenants in our credit facilities and any future financing agreements could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, to varying degrees our credit facilities restrict our ability to:

- declare dividends and redeem or repurchase capital stock;
- prepay, redeem or repurchase debt;
- make loans and investments;
- incur additional indebtedness or amend our debt and other material agreements;
- make capital expenditures;
- engage in mergers, acquisitions and asset sales; and
- enter into some intercompany arrangements and make some intercompany payments, which in some instances could restrict our ability to use the assets, cash flow or earnings of one segment to support the other segment.

Other restrictive covenants require that we meet fixed charge coverage, interest charge coverage and leverage tests as described in the credit facility agreements. Our ability to comply with the covenants and restrictions contained in our debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants and restrictions may be impaired. If we breach any of the restrictions or covenants in our debt agreements, a significant portion of our indebtedness may become immediately due and payable, and our lenders' commitments to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these immediate payments. In addition, our obligations under our credit facilities are secured by substantially all of our assets. If we are unable to timely repay our indebtedness under our credit facilities, the lenders could seek to foreclose on the assets or we may be required to contribute additional capital to our subsidiaries. Any of these outcomes could have a material adverse effect on our business, financial condition and results of operations. An example of restrictions that impact our businesses can be seen in the discussion of the SunTrust ABL Revolver in Note 11 and Note 22 of Item 8, Financial Statements and Supplementary Data of this Annual Report on Form 10-K.

Compliance with and changes in tax laws could adversely affect our performance.

We are subject to extensive tax liabilities, including federal, state, and foreign income taxes and transactional taxes such as excise, sales/use, payroll, franchise, withholding, and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted or proposed that could result in increased expenditures for tax liabilities in the future. Certain of these liabilities are subject to periodic audits by the respective taxing authority which could increase our tax liabilities. Subsequent changes to our tax liabilities as a result of these audits may also subject us to interest and penalties.

We may seek to grow by opening new retail fuel and convenience stores in new geographic areas.

Since our inception, we have grown primarily by acquiring retail fuel and convenience stores in the southeastern United States. We may seek to grow by selectively pursuing acquisitions or by opening new retail fuel and convenience stores in states adjacent to those in which we currently operate, or in which we currently have a relatively small number of stores. This growth strategy would present numerous operational and competitive challenges to our senior management and employees and would place significant pressure on our operating systems. In addition, we cannot assure you that consumers located in the regions in which we may expand our retail fuel and convenience store operations would be as receptive to our retail fuel and convenience stores as consumers in our existing markets. The achievement of our expansion plans will depend in part upon our ability to:

- select, and compete successfully in, new markets;
- obtain suitable sites at acceptable costs;
- realize an acceptable return on the cost of capital invested in new facilities;
- hire, train, and retain qualified personnel;
- integrate new retail fuel and convenience stores into our existing distribution, inventory control, and information systems;
- expand relationships with our suppliers or develop relationships with new suppliers; and
- secure adequate financing, to the extent required.

We cannot assure you that we will achieve our expansion goals, manage our growth effectively, or operate our existing and new retail fuel and convenience stores profitability. The failure to achieve any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Adverse weather conditions or other unforeseen developments could damage our facilities, reduce customer traffic and impair our ability to produce and deliver refined petroleum products or receive supplies for our retail fuel and convenience stores.

The regions in which we operate are susceptible to severe storms including hurricanes, thunderstorms, tornadoes, extended periods of rain, ice storms and snow, all of which we have experienced in the past few years. Inclement weather conditions could damage our facilities, interrupt production, adversely impact consumer behavior, travel and retail fuel and convenience store traffic patterns or interrupt or impede our ability to operate our locations. If such conditions prevail in Texas, they could interrupt or undermine our ability to produce and transport products from our Tyler refinery and receive and distribute products at our terminals. Regional occurrences, such as energy shortages or increases in energy prices, fires and other natural disasters, could also hurt our business. The occurrence of any of these developments could have a material adverse effect on our business, financial condition and results of operations.

Our operating results are seasonal and generally lower in the first and fourth quarters of the year for our refining and marketing segments and in the first quarter of the year for our retail segment. We depend on favorable weather conditions in the spring and summer months.

Demand for gasoline and other merchandise is generally higher during the summer months than during the winter months due to seasonal increases in motor vehicle traffic. As a result, the operating results of our refining segment and wholesale fuel segment are generally lower for the first and fourth quarters of each year. Seasonal fluctuations in traffic also affect sales of motor fuels and merchandise in our retail fuel and convenience stores. As a result, the operating results of our retail segment are generally lower for the first quarter of the year.

Weather conditions in our operating area also have a significant effect on our operating results. Customers are more likely to purchase higher profit margin items at our retail fuel and convenience stores, such as fast foods, fountain drinks and other beverages and more gasoline during the spring and summer months, thereby typically generating higher revenues and gross margins for us in these periods. Unfavorable weather conditions during these months and a resulting lack of the expected seasonal upswings in traffic and sales could have a material adverse effect on our business, financial condition and results of operations.

We depend on one wholesaler for a significant portion of our convenience store merchandise.

During the year ended December 31, 2008, we purchased approximately 56% of our general merchandise, including most tobacco products and grocery items, from a single wholesale grocer, Core-Mark International, Inc.. A change of merchandise suppliers, a disruption in supply or a significant change in our relationship or pricing with our principal merchandise supplier could lead to an increase in our cost of goods or a reduction in the reliability of timely deliveries and could have a material adverse effect on our business, financial condition and results of operations.

In addition, we believe that our arrangements with vendors with respect to allowances, payment terms and operational support commitments, have enabled us to decrease the operating expenses of convenience stores that we acquire. If we are unable to maintain favorable arrangements with these vendors, we may be unable to continue to effect operating expense reductions at convenience stores we have acquired or will acquire.

Due to our minority ownership position in Lion Oil Company, we cannot control the operations of the El Dorado refinery or the corporate and management policies of Lion Oil.

As of December 31, 2008, we owned approximately 34.6% of the issued and outstanding common stock of Lion Oil Company, a privately held Arkansas corporation that owns and operates a refinery in El Dorado, Arkansas. Approximately 53.7% of the issued and outstanding common stock of Lion Oil is owned by one shareholder. This controlling shareholder is party to a management agreement with Lion Oil and, due to its majority equity ownership position, is able to elect a majority of the Lion Oil board of directors. As a result of our minority ownership position and the controlling shareholder's majority equity ownership position and contractual management rights, we are unable to control or influence the operations of the refinery in El Dorado, Arkansas.

So long as there is a controlling shareholder of Lion Oil that maintains a majority equity ownership position in, and the contractual management rights with, Lion Oil, the controlling shareholder will continue to control the election of a majority of Lion Oil's directors, influence Lion Oil's corporate and management policies (including the declaration of dividends and the timing and preparation of its financial statements) and determine, without our consent, the outcome of any corporate transaction or other matter submitted to Lion Oil shareholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

Our minority ownership position in Lion Oil is illiquid because there is no active trading market for shares of Lion Oil common stock.

Because Lion Oil is a privately held corporation, there is no active trading market for shares of Lion Oil common stock. As a result, we cannot assure you that we will be able to increase or decrease our interest in Lion Oil, or that if we do, we will be able to do so upon favorable terms or at favorable prices.

If our proprietary technology systems are ineffective in enabling our managers to efficiently manage our operations, our operating performance will decline.

We invest in and rely heavily upon our proprietary information technology systems to enable our managers to access real-time data from our supply chain and inventory management systems, our security systems and to monitor customer and sales information. For example, our proprietary technology systems enable our managers to view data for our stores, merchandise or fuel on an aggregate basis or by specific store, type of merchandise or fuel product, which in turn enables our managers to quickly determine whether budgets and projected margins are being met and to make adjustments in response to any shortfalls. In the absence of this proprietary information technology, our managers would be unable to respond as promptly in order to reduce inefficiencies in our cost structure and maximize our sales and margins.

Our insurance policies do not cover all losses, costs or liabilities that we may experience, and insurance companies that currently insure companies in the energy industry may cease to do so or substantially increase premiums.

While we carry property, business interruption, pollution and casualty insurance, we do not maintain insurance coverage against all potential losses. We could suffer losses for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

The energy industry is highly capital intensive, and the entire or partial loss of individual facilities can result in significant costs to both industry companies, such as us, and their insurance carriers. In recent years, several large energy industry claims have resulted in significant increases in the level of premium costs and deductible periods for participants in the energy industry. For example, hurricanes in recent years have caused significant damage to several petroleum refineries along the Gulf Coast, in addition to numerous oil and gas production facilities and pipelines in that region. As a result of large energy industry claims, insurance companies that have historically participated in underwriting energy-related facilities may discontinue that practice, or demand significantly higher premiums or deductible periods to cover these facilities. If significant changes in the number or financial solvency of insurance underwriters for the energy industry occur, or if other adverse conditions over which we have no control prevail in the insurance market, we may be unable to obtain and maintain adequate insurance at reasonable cost.

In addition, although we have business interruption insurance, it may not cover the full amount of losses we may suffer as a result of the suspension of operations at the Tyler refinery. If our insurance does not cover the full amount of the losses, this could have a material adverse effect on our business, financial condition and results of operations.

In addition, we cannot assure you that our insurers will renew our insurance coverage on acceptable terms, if at all, or that we will be able to arrange for adequate alternative coverage in the event of non-renewal. The incident on November 20, 2008 resulted in significant property damage to, and suspension of operations at our Tyler refinery. Our insurance claims in connection with the incident may affect the terms upon which our insurance coverage can be renewed. The unavailability of full insurance coverage to cover events in which we suffer significant losses could have a material adverse effect on our business, financial condition and results of operations.

A substantial portion of our refinery workforce is unionized, and we may face labor disruptions that would interfere with our operations.

As of December 31, 2008, we employed 256 people at our Tyler refinery and pipeline. From among these employees, 149 of our operations and maintenance hourly employees and 40 truck drivers at the refinery were covered by separate collective bargaining agreements which expire on March 31, 2009 and January 31, 2012, respectively. Although these collective bargaining agreements contain provisions to discourage strikes or work stoppages, we cannot assure you that strikes or work stoppages will not occur. A strike or work stoppage could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on fuel sales at our retail fuel and convenience stores which makes us susceptible to increases in the cost of gasoline and interruptions in fuel supply.

Net fuel sales at stores representing the continuing operations of our retail segment represented approximately 79%, 76% and 75% of total net sales of our retail segment for 2008, 2007 and 2006, respectively. Our dependence on fuel sales makes us susceptible to increases in the cost of gasoline and diesel fuel. As a result, fuel profit margins have a significant impact on our earnings. The volume of fuel sold by us and our fuel profit margins are affected by numerous factors beyond our control, including the supply and demand for fuel, volatility in the wholesale fuel market and the pricing policies of competitors in local markets. Although we can rapidly adjust our pump prices to reflect higher fuel costs, a material increase in the price of fuel could adversely affect demand. A material, sudden increase in the cost of fuel that causes our fuel sales to decline could have a material adverse effect on our business, financial condition and results of operations.

Our dependence on fuel sales makes us susceptible to interruptions in fuel supply. At December 31, 2008, fuel from the U.S. Gulf Coast transported to us through the Colonial and Plantation pipelines was the primary source of fuel supply for approximately 78% of our retail fuel and convenience stores. To mitigate the risks of cost volatility, we typically have no more than a five day supply of fuel at each of our stores. Our fuel contracts do not guarantee an uninterrupted, unlimited supply in the event of a shortage. In addition, gasoline sales generate customer traffic to our retail fuel and convenience stores. As a result, decreases in gasoline sales, in the event of a shortage or otherwise, could adversely affect our merchandise sales. A serious interruption in the supply of gasoline could have a material adverse effect on our business, financial condition and results of operations.

We may incur losses as a result of our forward contract activities and derivative transactions.

We occasionally use derivative financial instruments, such as interest rate swaps and interest rate cap agreements, and fuel-related derivative transactions to partially mitigate the risk of various financial exposures inherent in our business. We expect to continue to enter into these types of transactions. In connection with such derivative transactions, we may be required to make payments to maintain margin accounts and to settle the contracts at their value upon termination. The maintenance of required margin accounts and the settlement of derivative contracts at termination could cause us to suffer losses or limited gains. In particular, derivative transactions could expose us to the risk of financial loss upon unexpected or unusual variations in the sales price of crude oil and that of wholesale gasoline. We cannot assure you that the strategies underlying these transactions will be successful. If any of the instruments we utilize to manage our exposure to various types of risk is not effective, we may incur losses.

If we violate state laws regulating our sale of tobacco and alcohol products, or if these laws are changed, our results of operations will suffer.

We sell tobacco products in all of our stores and alcohol products in approximately 94% of our stores. Our net sales from the sale of tobacco and alcohol products were approximately $201.3 million, $200.4 million and $164.1 million for the years ended December 31, 2008, 2007 and 2006, respectively. State laws regulate the sale of tobacco and alcohol products. For example, state and local regulatory agencies have the power to approve, revoke, suspend or deny applications for, and renewals of, permits and licenses relating to the sale of these products or to seek other remedies. Certain states regulate relationships, including overlapping ownership, among alcohol manufacturers, wholesalers and retailers and may deny or revoke licensure if relationships in violation of the state laws exist. In addition, certain states have adopted or are considering adopting "warm beer laws" that seek to discourage driving under the influence of alcohol by prohibiting the sale of refrigerated beer. Our violation of state laws regulating our sale of tobacco and alcohol products or a change in these laws, such as the adoption of a "warm beer law" in one or more of the states we operate, could have a material adverse effect on our business, financial condition and results of operations.

If we fail to meet our obligations under our long-term branded gasoline supply agreement with BP, the agreement may be terminated and we may incur penalties.

In December 2005, we entered into a branded gasoline jobber supply agreement with BP to purchase a portion of our gasoline products for a minimum of 15 years. The agreement requires us to purchase specified minimum quantities of branded gasoline products annually, which quantities escalate on a yearly basis. Sales of BP branded gasoline under this agreement accounted for approximately 13%, 15% and 14% of our total fuel sales volume in the years ended December 31, 2008, 2007 and 2006 respectively. If we fail to purchase the applicable annual minimum quantities, BP may terminate the agreement and we could be required to pay BP damages equal to the difference between the specified contractual minimum annual gallons of gasoline products and the amount actually purchased by us, multiplied by a specified per gallon amount. The termination of the agreement by BP and the imposition of damages could have a material adverse effect on our business, financial condition and results of operations. We recorded liabilities for failure to purchase required contractual volume minimums of $0.3 million in 2008 and $0.2 million in both 2007 and 2006.

If there is negative publicity concerning the BP, Exxon, Shell, Conoco, Marathon or Chevron brand names, sales at certain of our stores may suffer.

Fuel sold under the BP, Exxon, Shell, Conoco, Marathon and Chevron brand names represented approximately 60% of total fuel sales volume for the retail segment during the year ended December 31, 2008. If there is negative publicity concerning any of these major oil companies, we could suffer a decline in sales volume at these stores and it could have a material adverse effect on our business, financial condition and results of operations.

It may be difficult to serve process on or enforce a United States judgment against those of our directors who reside in Israel.

On the date of this report, three of our seven directors reside in the State of Israel. As a result, you may have difficulty serving legal process within the United States upon any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws, because a substantial portion of the assets of these directors is located outside of the United States. Furthermore, there is substantial doubt that the courts of the State of Israel would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

If we are, or become, a U.S. real property holding corporation, special tax rules may apply to a sale, exchange or other disposition of common stock and non-U.S. holders may be less inclined to invest in our stock as they may be subject to U.S. federal income tax in certain situations.

A non-U.S. holder may be subject to U.S. federal income tax with respect to gain recognized on the sale, exchange or other disposition of common stock if we are, or were, a "U.S. real property holding corporation," or a USRPHC, at any time during the shorter of the five-year period ending on the date of the sale or other disposition and the period such non-U.S. holder held our common stock (the shorter period referred to as the "lookback period"). In general, we would be a USRPHC if the fair market value of our "U.S. real property interests," as such term is defined for U.S. federal income tax purposes, equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business. The test for determining USRPHC status is applied on certain specific determination dates and is dependent upon a number of factors, some of which are beyond our control (including, for example, fluctuations in the value of our assets).

Based on our estimates of the fair market value of our U.S. real property interests, we believe that, as of December 31, 2007, less than 50% of our assets constituted U.S. real property interests and accordingly we were not a USRPHC. But because of unsettled economic conditions, severe volatility and declines in the financial markets and resulting significant uncertainty regarding the value of our assets, we are unable to determine at the present time whether or not we were a USRPHC as of December 31, 2008. Moreover, it is not possible to predict our USRPHC status for the future. Regardless of any determination we make as to our USRPHC status, the Internal Revenue Service may not agree with such determination. If we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market such as the New York Stock Exchange ("NYSE"), only a non-U.S. holder who, actually or constructively, holds or held during the lookback period more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

The costs, scope and timelines of our refining projects may deviate significantly from our original plans and estimates.

We may experience unanticipated increases in the cost, scope and completion time for our improvement, maintenance and repair projects at our Tyler refinery. Our refinery projects are generally initiated to increase the yields of higher-value products, increase our ability to process lower cost crude oils, increase production capacity, meet new regulatory requirements or maintain the operations of our existing assets. Equipment that we require to complete these projects may be unavailable to us at expected costs or within expected time periods. Additionally, employee or contractor labor expense may exceed our expectations. Due to these or other factors beyond our control, we may be unable to complete these projects within anticipated cost parameters and timelines. In addition, the benefits we realize from completed projects may take longer to achieve and/or be less than we anticipated. Our inability to complete and/or realize the benefits of our refinery projects in a timely manner could have a material adverse effect on our business, financial condition and results of operations.

If we lose any of our key personnel, our ability to manage our business and continue our growth could be negatively impacted.

Our future performance depends to a significant degree upon the continued contributions of our senior management team and key technical personnel. We do not currently maintain key person life insurance policies, non-compete agreements or employment agreements with the majority of our senior management team. The loss or unavailability to us of any member of our senior management team or a key technical employee could significantly harm us. We face competition for these professionals from our competitors, our customers and other companies operating in our industry. To the extent that the services of members of our senior management team and key technical personnel would be unavailable to us for any reason, we would be required to hire other personnel to manage and operate our company and to develop our products and technology. We cannot assure you that we would be able to locate or employ such qualified personnel on acceptable terms or at all.

Litigation and/or negative publicity concerning food quality, health and other related issues could result in significant liabilities or litigation costs and cause consumers to avoid our convenience stores.

Negative publicity, regardless of whether the concerns are valid, concerning food quality, food safety or other health concerns, facilities, employee relations or other matters related to our operations may materially adversely affect demand for food offered in our convenience stores and could result in a decrease in customer traffic to our stores. Additionally, we may be the subject of complaints or litigation arising from food-related illness or injury in general which could have a negative impact on our business.

It is critical to our reputation that we maintain a consistent level of high quality food in our stores. Health concerns, poor food quality or operating issues stemming from one store or a limited number of stores can materially adversely affect the operating results of some or all of our stores and harm our proprietary brands.

Risks Related to Our Common Stock

The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

The market price of our common stock may be influenced by many factors, some of which are beyond our control, including:

- our quarterly or annual earnings or those of other companies in our industry;
- announcements by us or our competitors of significant contracts or acquisitions;
- changes in accounting standards, policies, guidance, interpretations or principles;
- general economic and stock market conditions;
- the failure of securities analysts to cover our common stock or changes in financial estimates by analysts;
- future sales of our common stock; and
- the other factors described in these "Risk Factors."

In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes often occur without any apparent regard to the operating performance of these companies. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price. In addition, the recent distress in the credit and financial markets has resulted in extreme volatility in trading prices of securities and diminished liquidity, and we cannot assure you that our liquidity will not be affected by changes in the financial markets and the global economy.

In the past, some companies that have had volatile market prices for their securities have been subject to securities class action suits filed against them. The filing of a lawsuit against us, regardless of the outcome, could have a material adverse effect on our business, financial condition and results of operations, as it could result in substantial legal costs and a diversion of our management's attention and resources.

You may suffer substantial dilution.

We may sell securities in the public or private equity markets if and when conditions are favorable, even if we do not have an immediate need for capital. In addition, if we have an immediate need for capital, we may sell securities in the public or private equity markets even when conditions are not otherwise favorable. You will suffer dilution if we issue currently unissued shares of our stock in the future in furtherance of our growth strategy. You will also suffer dilution if stock, restricted stock units, restricted stock, stock options, warrants or other equity awards, whether currently outstanding or subsequently granted, are exercised.

We are a "controlled company" within the meaning of the NYSE rules and, as a result, we qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

A company of which more than 50% of the voting power is held by an individual, a group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements of the NYSE, including:

- the requirement that a majority of its board of directors consist of independent directors;
- the requirement to have a nominating/corporate governance committee consisting entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and
- the requirement to have a compensation committee consisting entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

We utilize all of these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Our controlling stockholder may have conflicts of interest with other stockholders in the future.

At December 31, 2008, Delek Group beneficially owned approximately 73.4% of our outstanding common stock. As a result, Delek Group and its controlling shareholder, Mr. Sharon, will continue to be able to control the election of our directors, influence our corporate and management policies (including the declaration of dividends) and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. So long as Delek Group continues to own a significant amount of the outstanding shares of our common stock, Delek Group will continue to be able to influence or effectively control our decisions, including whether to pursue or consummate potential mergers or acquisitions, asset sales, and other significant corporate transactions. We cannot assure you that the interests of Delek Group will coincide with the interests of other holders of our common stock.

Future sales of currently unregistered shares of our common stock could depress the price of our common stock.

The market price of our common stock could decline as a result of the introduction of a large number of currently unregistered shares of our common stock into the market or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. At December 31, 2008, 39,389,869 unregistered shares of our shares of common stock were controlled by Delek Group. Pursuant to a registration rights agreement with us, Delek Group may register some or all of these shares under the Securities Act, subject to specified limitations. The registration rights we granted to Delek Group apply to all shares of our common stock owned by Delek Group and entities it controls. In addition, as of December 31, 2008, Morgan Stanley Capital Group, Inc. owned 1,916,667 unregistered shares of our common stock that are freely tradable.

We depend upon our subsidiaries for cash to meet our obligations and pay any dividends.

We are a holding company. Our subsidiaries conduct substantially all of our operations and own substantially all of our assets. Consequently, our cash flow and our ability to meet our obligations or pay dividends to our stockholders depend upon the cash flow of our subsidiaries and the payment of funds by our subsidiaries to us in the form of dividends, tax sharing payments or otherwise. Our subsidiaries' ability to make any payments will depend on many factors, including their earnings, cash flows, the terms of their indebtedness, tax considerations and legal restrictions.

We may be unable to pay future dividends in the anticipated amounts and frequency set forth herein.

We will only be able to pay dividends from our available cash on hand and funds received from our subsidiaries. Our ability to receive dividends from our subsidiaries is restricted under the terms of their senior secured credit facilities. The declaration of future dividends on our common stock will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, financial condition, earnings, capital requirements, restrictions in our debt agreements and legal requirements. Although we currently intend to pay quarterly cash dividends on our common stock at an annual rate of $0.15 per share, we cannot assure you that any dividends will be paid in the anticipated amounts and frequency set forth herein, if at all.

Provisions of Delaware law and our organizational documents may discourage takeovers and business combinations that our stockholders may consider in their best interests, which could negatively affect our stock price.

In addition to the fact that Delek Group owns the majority of our common stock, provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change in control of our company or deterring tender offers for our common stock that other stockholders may consider in their best interests.

Our certificate of incorporation authorizes us to issue up to 10,000,000 shares of preferred stock in one or more different series with terms to be fixed by our board of directors. Stockholder approval is not necessary to issue preferred stock in this manner. Issuance of these shares of preferred stock could have the effect of making it more difficult and more expensive for a person or group to acquire control of us and could effectively be used as an anti-takeover device. On the date of this report, no shares of our preferred stock are outstanding.

Our bylaws provide for an advance notice procedure for stockholders to nominate director candidates for election or to bring business before an annual meeting of stockholders and require that special meetings of stockholders be called only by our chairman of the board, president or secretary after written request of a majority of our board of directors.

The anti-takeover provisions of Delaware law and provisions in our organizational documents may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

We are exposed to risks relating to evaluations of internal controls required by Section 404 of the Sarbanes-Oxley Act of 2002.

To comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"), we are required to evaluate our internal controls systems to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. During this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, we are required to report, among other things, control deficiencies that constitute a "material weakness" or changes in internal controls that, or are reasonably likely to, materially affect internal controls over financial reporting. A "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

If we fail to comply with the requirements of Section 404, we may be subject to sanctions or investigation by regulatory authorities such as the SEC or the NYSE. Additionally, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our financial statements and our stock price may be adversely affected. If we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets, and our stock price may decline.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

We own a refinery in Tyler, Texas, which is used by our refining segment and is situated on approximately 100 out of a total of approximately 600 acres of land owned by us, along with an associated crude oil pipeline and light products loading facilities. Much of our pipeline system runs across leased land and rights-of-way. In 2008, we purchased five additional vacant or undeveloped properties totaling less than ten acres and a railroad spur of less than two acres adjacent to our property for additional flexibility and buffer. This additional acreage is included in the total of approximately 600 acres owned by us. We also own terminals in San Angelo and Abilene, Texas, which are used by our marketing segment, along with 114 miles of refined product pipelines and light product loading facilities.

As of December 31, 2008, we owned the real estate at 282 company operated retail fuel and convenience store locations, and leased the real property at 200 company operated stores. In addition to these stores, we own or lease 17 locations that were either leased or subleased to third party dealers; 38 other dealer sites are owned or leased independently by dealers.

The following table summarizes the real estate position of our retail segment.

State	Number of Company Operated Sites	Number of Dealer Sites(1)	Number of Owned Sites	Number of Leased Sites	Remaining Lease Term < 3 Years(2)	Remaining Lease Term > 3 Years(2)
Tennessee	263	9	156	112	1	111
Alabama	94	40	62	41	27	14
Georgia	81	4	46	38	—	38
Virginia(3)	24	—	14	10	—	10
Arkansas	13	—	9	4	—	4
Kentucky	3	—	1	2	—	2
Louisiana	2	—	—	2	—	2
Mississippi	2	—	2	—	—	—
Florida	—	2	—	—	—	—
Total	482	55	290	209	28	181

(1) Includes 38 sites neither owned by nor subleased by us.

(2) Includes renewal options; measured as of December 31, 2008.

(3) The stores located in Virginia have been reclassified to assets held for sale as of December 31, 2008.

Most of our retail fuel and convenience store leases are net leases requiring us to pay taxes, insurance and maintenance costs. Of the leases that expire in less than three years, we anticipate that we will be able to negotiate acceptable extensions of the leases for those locations that we intend to continue operating. We believe that none of these leases are individually material.

We lease our corporate headquarters at 7102 Commerce Way, Brentwood, Tennessee. The lease is for 54,000 square feet of office space of which we occupy 34,000 square feet and sub-lease the remaining space. The lease term expires in April 2022.

ITEM 3. *LEGAL PROCEEDINGS*

In the ordinary conduct of our business, we are from time to time subject to lawsuits, investigations and claims, including, environmental claims and employee related matters. In addition, OSHA is conducting an investigation concerning the explosion and fire that occurred at the Tyler refinery on November 20, 2008. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, including civil penalties or other enforcement actions, we do not believe that any currently pending legal proceeding or proceedings to which we are a party will have a material adverse effect on our business, financial condition or results of operations.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

None.

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASE OF EQUITY SECURITIES*

Market Information and Dividends

Our common stock is traded on the New York Stock Exchange under the symbol "DK." The following table sets forth the quarterly high and low sales prices of our common stock for each quarterly period and dividends issued since January 1, 2007:

Period	High Sales Price	Low Sales Price	Regular Dividends Per Common Share	Special Dividends Per Common Share
2007				
First Quarter	$19.28	$14.82	$0.0375	None
Second Quarter	$28.49	$18.67	$0.0375	$0.1975
Third Quarter	$30.77	$21.35	$0.0375	None
Fourth Quarter	$26.17	$17.50	$0.0375	$0.1975
2008				
First Quarter	$20.47	$12.54	$0.0375	None
Second Quarter	$14.40	$ 8.84	$0.0375	None
Third Quarter	$10.82	$ 7.28	$0.0375	None
Fourth Quarter	$ 9.09	$ 3.51	$0.0375	None

In connection with our initial public offering in May 2006, our Board of Directors announced its intention to pay a regular quarterly cash dividend of $0.0375 per share of our common stock beginning in the fourth quarter of 2006. The dividends paid in 2008 totaled approximately $8.0 million. We intend to continue to pay quarterly cash dividends on our common stock at the same annual rate of $0.15 per share. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors our Board of Directors deems relevant. Except as represented in the table above, we have paid no other cash dividends on our common stock during the two most recent fiscal years.

Holders

As of February 24, 2009, there were approximately 13 common stockholders of record. This number does not include beneficial owners of our common stock whose stock is held in nominee or "street" name accounts through brokers.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Performance Graph

The following Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

The following graph and table compare cumulative total returns for our stockholders since May 4, 2006 (the date of our initial public offering) to the Standard and Poor's 500 Stock Index and a peer group selected by management. The graph assumes a $100 investment made on May 4, 2006. Each of the three measures of cumulative total return assumes reinvestment of dividends. The peer group is comprised of Alon USA Energy, Inc., Casey's General Stores, Inc., Frontier Oil Corporation, Holly Corporation, Pantry, Inc., Sunoco, Inc., Susser Holdings Corporation, Tesoro Corporation, TravelCenters of America, LLC, Valero Energy Corporation and Western Refining, Inc. The stock performance shown on the graph below is not necessarily indicative of future price performance.

COMPARISON OF CUMULATIVE TOTAL RETURN



Total Return - Peer Group
Total Return - S&P 500
Total Return - Delek US Holdings
200.0
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
May-06
Sep-06
Jan-07
May-07
Sep-07
Jan-08
May-08
Sep-08

ITEM 6. *SELECTED FINANCIAL DATA*

The following selected financial data should be read in conjunction with Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

	Year Ended December 31,				
	2008	2007(1)	2006(1)(3)(4)	2005(1)(3)(5)	2004(1)(6)
	(In millions, except share and per share data)				
Statement of Operations Data:					
Net sales:					
Retail	$ 1,777.2	$ 1,579.6	$ 1,195.5	$ 906.9	$ 700.9
Refining	2,091.8	1,694.3	1,598.6	930.5	—
Marketing	745.5	626.6	221.6	—	—
Other	0.7	0.4	0.3	0.4	0.1
Total net sales	4,615.2	3,900.9	3,016.0	1,837.8	701.0
Operating costs and expenses:					
Cost of goods sold	4,210.0	3,453.5	2,643.7	1,559.3	593.0
Operating expenses	233.8	207.1	162.4	119.8	67.3
General and administrative expenses	56.8	54.0	37.4	22.7	14.4
Depreciation and amortization	40.9	31.6	21.4	14.7	11.0
Gain on sales of assets	(6.8)	—	—	(1.6)	(0.9)
Unrealized (gain) loss on forward contract hedging activities(7)	—	(0.1)	—	9.1	—
Total operating costs and expenses	4,534.7	3,746.1	2,864.9	1,724.0	684.8
Operating income	80.5	154.8	151.1	113.8	16.2
Interest expense	23.7	30.6	24.2	17.4	7.1
Interest income	(2.1)	(9.3)	(7.2)	(2.1)	—
Interest expense to related parties	—	—	1.0	3.0	1.2
Loss from minority investment(2)	7.9	0.8	—	—	—
Gain on extinguishment of debt	(1.6)	—	—	—	—
Loss on impairment of goodwill	11.2	—	—	—	—
Other expenses, net	1.0	2.4	0.2	2.5	0.7
Total non-operating expenses, net	40.1	24.5	18.2	20.8	9.0
Income from continuing operations before income taxes	40.4	130.3	132.9	93.0	7.2
Income tax expense	17.4	34.9	42.4	32.5	2.5
Income from continuing operations	23.0	95.4	90.5	60.5	4.7
Income from discontinued operations, net of tax	3.5	1.0	2.5	3.9	2.6
Net income before cumulative effect of a change in accounting policy	26.5	96.4	93.0	64.4	7.3
Cumulative effect of a change in accounting policy	—	—	—	(0.3)	—
Net income	$ 26.5	$ 96.4	$ 93.0	$ 64.1	$ 7.3
Basic earnings per share:					
Income from continuing operations	$ 0.43	$ 1.83	$ 1.92	$ 1.53	$ 0.12
Income from discontinued operations	0.07	0.02	0.06	0.11	0.07
Basic earnings per share before cumulative effect of a change in accounting policy	0.50	$ 1.85	$ 1.98	$ 1.64	$ 0.19
Cumulative effect of a change in accounting policy	—	—	—	(0.01)	—
Basic earnings per share	$ 0.50	1.85	1.98	1.63	0.19
Diluted earnings per share:					
Income from continuing operations	$ 0.43	$ 1.80	$ 1.89	$ 1.53	$ 0.12
Income from discontinued operations	0.06	0.02	0.05	0.11	0.07
Diluted earnings per share before cumulative effect of a change in accounting policy	0.49	$ 1.82	$ 1.94	$ 1.64	$ 0.19
Cumulative effect of a change in accounting policy	—	—	—	(0.01)	—
Diluted earnings per share	$ 0.49	1.82	1.94	1.63	0.19
Weighted average shares, basic	53,675,145	52,077,893	47,077,369	39,389,869	39,389,869
Weighted average shares, diluted	54,401,747	52,850,231	47,915,962	39,389,869	39,389,869
Dividends declared per common share outstanding	$ 0.15	$ 0.54	$ 0.04	$ —	$ —

	Year Ended December 31,				
	2008	2007	2006	2005	2004
			(In millions)		
Cash Flow Data:					
Cash flows provided by operating activities	$ 28.3	$ 179.4	$ 109.2	$ 150.5	$ 24.1
Cash flows used in investing activities	(39.1)	(221.5)	(250.4)	(164.1)	(26.5)
Cash flows (used in) provided by financing activities	(78.9)	45.5	180.2	54.1	5.6
Net (decrease) increase in cash and cash equivalents	$(89.7)	$ 3.4	$ 39.0	$ 40.5	$ 3.2

	December 31,				
	2008	2007	2006	2005	2004
			(In millions)		
Balance Sheet Data:					
Cash and cash equivalents	$ 15.3	$ 105.0	$101.6	$ 62.6	$ 22.1
Short-term investments	—	44.4	73.2	26.6	—
Total current assets	200.6	475.3	440.2	281.9	94.8
Property, plant and equipment, net	581.7	520.6	398.5	244.0	162.1
Total assets	1,017.2	1,244.3	949.4	606.2	330.1
Total current liabilities	176.4	305.0	230.8	175.9	72.3
Total debt, including current maturities	286.0	355.2	286.6	268.8	203.3
Total non-current liabilities	307.0	426.8	336.3	310.5	202.1
Total shareholders' equity	533.8	512.5	382.3	119.8	55.8
Total liabilities and shareholders' equity	1,017.2	1,244.3	949.4	606.2	330.2

(1) Operating results for 2007, 2006, 2005 and 2004 have been restated to reflect the reclassification of the retail segment's Virginia stores to discontinued operations.

(2) Beginning October 1, 2008, Delek began reporting its investment in Lion Oil using the cost method of accounting. See Note 7 of the Consolidated Financial Statements in Item 8, Financial Statements and Supplementary Data of this Annual Report on 10-K for further information.

(3) Refinery segment operating results reflect certain reclassifications made to conform prior year balances to current year financial statement presentation. Sales of intermediate feedstock sales have been reclassified to net sales which had previously been presented on a net basis in cost of goods sold. Certain pipeline expenses previously presented in cost of goods sold have been reclassified to operating expenses, general and administrative expenses and depreciation. These reclassifications had no effect on either net income or shareholders' equity, as previously reported.

(4) Effective August 1, 2006, marketing operations were initiated in conjunction with the acquisition of the Pride assets.

(5) Effective April 29, 2005, we completed the acquisition of the Tyler refinery and related assets. We operated the refinery for 247 days in 2005. The results of operations of the Tyler refinery and related assets are included in our financial results from the date of acquisition.

(6) Effective April 30, 2004, we completed the acquisition of 100% of the outstanding stock of Williamson Oil. The results of operations of Williamson Oil are included in our financial results from the date of acquisition.

(7) To mitigate the risks of changes in the market price of crude oil and refined petroleum products, we may enter into forward contracts to fix the purchase price of crude and sales price of specific refined petroleum products for a predetermined number of units at a future date.

Segment Data(1):

	As of and for the Year Ended December 31, 2008				
	Refining	Retail	Marketing	Corporate, Other and Eliminations	Consolidated
			(In millions)		
Net sales (excluding intercompany marketing fees and sales)	$2,105.6	$1,777.2	$731.7	$ 0.7	$4,615.2
Intercompany marketing fees and sales	(13.8)	—	13.8	—	—
Cost of goods sold	1,921.3	1,575.3	721.2	(7.8)	4,210.0
Operating expenses	96.9	135.9	1.0	—	233.8
Segment contribution margin	$ 73.6	$ 66.0	$ 23.3	$ 8.5	171.4
General and administrative expenses					56.8
Depreciation and amortization					40.9
Gain on sales of assets					(6.8)
Operating income					$ 80.5
Total assets	$ 348.4	$ 464.8	$ 55.3	$148.7	$1,017.2
Capital spending (excluding business combinations)	$ 82.9	$ 18.3	$ 0.9	$ —	$ 102.1

	As of and for the Year Ended December 31, 2007				
	Refining(3)	Retail(2)	Marketing	Corporate, Other and Eliminations	Consolidated
			(In millions)		
Net sales (excluding intercompany marketing fees and sales)	$1,709.0	$1,579.6	$611.9	$ 0.4	$3,900.9
Intercompany marketing fees and sales	(14.7)	—	14.7	—	—
Cost of goods sold	1,460.2	1,396.4	596.9	—	3,453.5
Operating expenses	82.2	123.4	1.0	0.5	207.1
Segment contribution margin	$ 151.9	$ 59.8	$ 28.7	$ (0.1)	240.3
General and administrative expenses					54.0
Depreciation and amortization					31.6
Gain on forward contract activities					(0.1)
Operating income					$ 154.8
Total assets	$ 380.9	$ 517.9	$ 93.5	$252.0	$1,244.3
Capital spending (excluding business combinations)	$ 61.6	$ 23.0	$ 0.3	$ 2.0	$ 86.9

	As of and for the Year Ended December 31, 2006				
	Refining(3)	Retail(2)	Marketing(4)	Corporate, Other and Eliminations	Consolidated
			(In millions)		
Net sales (excluding intercompany marketing fees and sales)	$1,601.8	$1,195.5	$218.2	$ 0.5	$3,016.0
Intercompany marketing fees and sales	(3.2)	(0.2)	3.4	—	—
Cost of goods sold	1,373.5	1,054.2	216.0	—	2,643.7
Operating expenses	71.9	89.7	0.3	0.5	162.4
Segment contribution margin	$ 153.2	$ 51.4	$ 5.3	$ —	209.9
General and administrative expenses					37.4
Depreciation and amortization					21.4
Operating income					$ 151.1
Total assets	$ 332.4	$ 428.4	$ 92.4	$96.2	$ 949.4
Capital spending (excluding business combinations)	$ 74.9	$ 21.4	$ 0.2	$ —	$ 96.5

(1) Statement of Financial Accounting Standards No. 131, *Disclosures About Segments of an Enterprise and Related Information*, requires disclosure of a measure of segment profit or loss. We measure the operating performance of each segment based on segment contribution margin. We define segment contribution margin as net sales less cost of goods sold and operating expenses, excluding depreciation and amortization.

For the retail segment, cost of goods sold comprises the costs of specific products sold. Operating expenses include costs such as wages of employees at the stores, lease expense for the stores, utility expense for the stores and other costs of operating the stores, excluding depreciation and amortization.

For the refining segment, cost of goods sold includes all the costs of crude oil, feedstocks and external costs. Operating expenses include the costs associated with the actual operations of the refinery, excluding depreciation and amortization.

For the marketing segment, cost of goods sold includes all costs of refined products, additives and related transportation. Operating expenses include the costs associated with the actual operation of owned terminals, excluding depreciation and amortization, terminaling expense at third-party locations and pipeline maintenance costs.

(2) Retail operating results for 2007 and 2006 have been restated to reflect the reclassification of Virginia stores to discontinued operations.

(3) Refinery segment operating results reflect certain reclassifications made to conform prior year balances to current year financial statement presentation. Sales of intermediate feedstock sales have been reclassified to net sales which had previously been presented on a net basis in cost of goods sold. Certain pipeline expenses previously presented in cost of goods sold have been reclassified to operating expenses, general and administrative expenses and depreciation. These reclassifications had no effect on either net income or shareholders' equity, as previously reported.

(4) Effective August 1, 2006, marketing operations were initiated in conjunction with the acquisition of the Pride assets.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is management's analysis of our financial performance and of significant trends that may affect our future performance. It should be read in conjunction with the consolidated financial statements and related notes included in Item 8, Financial Statements and Supplementary Data, in this Annual Report on Form 10-K. Those statements in MD&A that are not historical in nature should be deemed forward-looking statements that are inherently uncertain.

Forward-Looking Statements

This Annual Report contains "forward-looking statements" that reflect our current estimates, expectations and projections about our future results, performance, prospects and opportunities. Forward-looking statements include, among other things, the information concerning our possible future results, business and growth strategies, financing plans, expectations that regulatory developments or other matters will not have a material adverse effect on our business or financial condition, our competitive position and the effects of competition, the projected growth of the industry in which we operate, and the benefits and synergies to be obtained from our completed and any future acquisitions, and statements of management's goals and objectives, and other similar expressions concerning matters that are not historical facts. Words such as "may," "will," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "appears," "projects" and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management's good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Important factors that could cause such differences include, but are not limited to:

- competition;
- changes in, or the failure to comply with, the extensive government regulations applicable to our industry segments;
- decreases in our refining margins or fuel gross profit as a result of increases in the prices of crude oil, other feedstocks and refined petroleum products;
- our ability to execute our strategy of growth through acquisitions and transactional risks in acquisitions;
- general economic and business conditions, particularly levels of spending relating to travel and tourism or conditions affecting the southeastern United States;
- dependence on one principal fuel supplier and one wholesaler for a significant portion of our convenience store merchandise;
- unanticipated increases in cost or scope of, or significant delays in the completion of our capital improvement projects;
- risks and uncertainties with respect to the quantities and costs of refined petroleum products supplied to our pipelines and/or held in our terminals;
- operating hazards, natural disasters, casualty losses and other matters beyond our control;
- increases in our debt levels;
- restrictive covenants in our debt agreements;
- seasonality;
- terrorist attacks;

- volatility of derivative instruments;
- potential conflicts of interest between our major stockholder and other stockholders;
- other factors discussed under Item 1, Business, and Item 1A, Risk Factors, of this Annual Report on Form 10-K and in our other filings with the SEC.

In light of these risks, uncertainties and assumptions, our actual results of operations and execution of our business strategy could differ materially from those expressed in, or implied by, the forward-looking statements, and you should not place undue reliance upon them. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition.

Forward-looking statements speak only as of the date the statements are made. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

Overview

We are a diversified energy business focused on petroleum refining, wholesale sales of refined products and retail marketing. Our business consists of three operating segments: refining, marketing and retail. Our refining segment operates a high conversion, moderate complexity independent refinery in Tyler, Texas, with a design crude distillation capacity of 60,000 barrels per day ("bpd"), along with an associated crude oil pipeline and light products loading facilities. Our marketing segment sells refined products on a wholesale basis in west Texas through company-owned and third-party operated terminals. Our retail segment markets gasoline, diesel, other refined petroleum products and convenience merchandise through a network of 482 company-operated retail fuel and convenience stores located in Alabama, Arkansas, Georgia, Kentucky, Louisiana, Mississippi, Tennessee and Virginia. Of these 482 locations, the 24 stores located in Virginia are currently classified as held for sale for accounting purposes. For more information, see Item 1 — Business — Dispositions of Assets Held For Sale of this Annual Report on Form 10-K. Additionally, we own a minority interest in Lion Oil Company, a privately-held Arkansas corporation, which operates a 75,000 bpd moderate complexity crude oil refinery located in El Dorado, Arkansas and other pipeline and product terminals.

The cost to acquire feedstocks and the price of the refined petroleum products we ultimately sell from our refinery depend on numerous factors beyond our control, including the supply of, and demand for, crude oil, gasoline and other refined petroleum products which, in turn, depend on, among other factors, changes in domestic and foreign economies, weather conditions such as hurricanes or tornadoes, domestic and foreign political affairs, global conflict, production levels, the availability of imports, the marketing of competitive fuels and government regulation. Other significant factors that influence our results in the refining segment include the cost of crude, our primary raw material, the refinery's operating costs, particularly the cost of natural gas used for fuel and the cost of electricity, seasonal factors, refinery utilization rates and planned or unplanned maintenance activities or turnarounds.

The pricing of our refined petroleum products fluctuate significantly with movements in both crude oil and refined petroleum product markets. Both the spread between crude oil and refined petroleum product prices, and more recently the time lag between the fluctuations in those prices, affect our earnings. We compare our per barrel refining operating margin to certain industry benchmarks, specifically the U.S. Gulf Coast 5-3-2 crack spread. The U.S. Gulf Coast 5-3-2 crack spread represents the differential between Platt's quotations for 3/5 of a barrel of U.S. Gulf Coast Pipeline 87 Octane Conventional Gasoline and 2/5 of a barrel of U.S. Gulf Coast Pipeline No. 2 Heating Oil (high sulfur diesel), on the one hand, and the first month futures price of 5/5 of a barrel of light sweet crude oil on the New York Mercantile Exchange, on the other hand.

While the increases in the cost of crude oil, are reflected in the changes of light refined products, the value of heavier products, such as fuel oil, asphalt and coke, have not moved in parallel with crude cost. This causes additional pressure on our refining margins.

These external factors affect our pricing, but on November 20, 2008, an explosion and fire occurred at our refinery in Tyler, Texas which halted our production. The explosion and fire caused damage to both our saturates gas plant and naphtha hydrotreater and the refinery has not resumed operations since the explosion.

Refining carries insurance coverage with $1.0 billion in combined limits to insure property damage and business interruption, which is likely to cover the bulk of the reconstruction and business interruption expense during the transitional recovery period. It is currently anticipated that the combined costs of reconstruction and business interruption will be substantially less than the combined limits. We currently anticipate that the Tyler refinery will resume operations in May 2009.

The cost to acquire the refined fuel products we sell to our wholesale customers in our marketing segment and at our convenience stores in our retail segment depends on numerous factors beyond our control, including the supply of, and demand for, crude oil, gasoline and other refined petroleum products which, in turn, depends on, among other factors, changes in domestic and foreign economies, weather conditions, domestic and foreign political affairs, production levels, the availability of imports, the marketing of competitive fuels and government regulation. Our retail merchandise sales are driven by convenience, customer service, competitive pricing and branding. Motor fuel margin is sales less the delivered cost of fuel and motor fuel taxes, measured on a cents per gallon basis. Our motor fuel margins are impacted by local supply, demand, weather, competitor pricing and product brand.

As part of our overall business strategy, we regularly evaluate opportunities to expand and complement our business and may at any time be discussing or negotiating a transaction that, if consummated, could have a material effect on our business, financial condition, liquidity or results of operations.

Strategic Initiatives

We are committed to enhancing shareholder value while maintaining financial stability and flexibility by continuing to:

- repair, modernize, grow and improve the profitability of our operations through carefully evaluated capital investments;
- focus on health, safety and environmental compliance;
- develop and refine innovative information technology applications for all business segments;
- provide value to our customers and employees by delivering a high level of customer service standards;
- demonstrate a prudent and scalable capital structure; and
- pursue acquisition opportunities that strengthen our core markets and leverage our core competencies.

To accomplish the foregoing goals, the following represent certain significant accomplishments in 2008:

- In January 2008, we began offering E-10 ethanol blended gasoline at our Tyler terminal. By the second quarter of 2008, substantially all of the gasoline provided by the terminal was E-10 product.
- In June 2008, the refinery placed into operation a 13,000 bpd gasoline hydrotreating unit, which allowed the refinery to make gasoline which complies with the Tier 2 requirements for sulfur content in gasoline.
- During 2008, we were able to increase the consumption of sour crude oil in the refinery. West Texas sour crude comprised approximately 10.1% of our crude slate for the year.
- In 2008, we completed project for scanning in merchandise as it is received in our retail stores and began work on a perpetual item level inventory project that is expected to be completed in 2009.
- During 2008, we paid dividends totaling approximately $8.0 million to our shareholders.

- Our capital spending in 2008 totaled approximately $102.1 million including $54.3 for discretionary high return projects and $37.8 for health, safety and reliability projects.

Market Trends

Our results of operations are significantly affected by the cost of commodities. Sudden change in petroleum prices is our primary source of market risk. Our business model is affected more by the volatility of petroleum prices than by the cost of the petroleum that we sell.

We continually experience volatility in the energy markets. Concerns about the U.S. economy and continued uncertainty in several oil-producing regions of the world resulted in increases in the price of crude oil which outpaced product prices in 2008 and 2007. The average price of crude oil in 2008, 2007 and 2006 was $99.73, $72.44 and $66.27 per barrel, respectively. The U.S. Gulf Coast 5-3-2 crack spread ranged from a high of $67.63 per barrel to a low of $(0.67) per barrel during 2008 and averaged $10.27 per barrel during 2008 compared to an average of $13.04 in 2007 and $10.16 per barrel in 2006.

We also continue to experience high volatility in the wholesale cost of fuel. The U.S. Gulf Coast price for unleaded gasoline ranged from a low of $0.77 per gallon to a high of $4.75 per gallon in 2008 and averaged $2.49 per gallon in 2008, which compares to averages of $2.05 per gallon in 2007 and $1.83 per gallon in 2006. If this volatility continues and we are unable to fully pass our cost increases on to our customers, our retail fuel margins will decline. Additionally, increases in the retail price of fuel could result in lower demand for fuel and reduced customer traffic inside our convenience stores in our retail segment. This may place downward pressure on in-store merchandise sales and margins. Finally, the higher cost of fuel has resulted in higher credit card fees as a percentage of sales and gross profit. As fuel prices increase, we see increased usage of credit cards by our customers and pay higher interchange costs since credit card fees are paid as a percentage of sales.

The cost of natural gas used for fuel in our Tyler refinery has also shown historic volatility. Our average cost of natural gas increased to $8.85 per million British Thermal Units ("MMBTU") in 2008 from $7.12 per million MMBTU in 2007 and $6.89 per MMBTU in 2006.

As part of our overall business strategy, management determines, based on the market and other factors, whether to maintain, increase or decrease inventory levels of crude or other intermediate feedstocks. At the end of 2008, we reduced certain of our crude and feedstock inventories primarily as a result of the refinery shutdown resulting from the fire in November 2008.

Factors Affecting Comparability

The comparability of our results of operations for the year ended December 31, 2008 compared to the years ended December 31, 2007 and 2006 was affected by the following factors:

- The explosion and fire at the Tyler, Texas refinery on November 20, 2008 shut down operations for the remainder of 2008;
- completion of the gasoline hydrotreater unit in June 2008, allowing the refinery to process sourer crudes while still meeting the specifications for sulfur content in gasoline;
- continued optimization of the refinery operation in 2008 and 2007 allowed us to run over 5,215 and 4,149 barrels per day, respectively, of West Texas Sour ("WTS") crude oil resulting in additional margin in 2008 and 2007 on that lower-priced feedstock, whereas we were not running any WTS crude oil in 2006;
- volatile commodity prices in both 2008 and 2007, which have dramatically impacted sales and costs of sales;
- the addition of ethanol blending at our refining segment in 2008 and our retail segment in 2007;
- the completion of several acquisitions in 2006 through 2007 including: the purchase of 43 retail fuel and convenience stores in Georgia and Tennessee from Fast Petroleum, Inc., in July 2006 (the "Fast stores"), the commencement of marketing operations in August 2006 in conjunction with the purchase of refined petroleum product terminals, seven pipelines and storage tanks from Pride Companies, L.P. (the "Pride assets"); the purchase of 107 retail fuel and convenience stores from Calfee Company of Dalton, Inc. in April

2007 (the "Calfee stores"); and the purchase from existing shareholders of a 34.6% minority interest investment in Lion Oil Company in August and September 2007;

- the completion of the distillate desulfurization unit at our Tyler refinery in 2006 which allowed for accelerated tax depreciation and generated specific federal tax credits that significantly reduced our effective income tax rate in 2007;
- the receipt of approximately $166.9 million in proceeds from an initial public offering of our stock in May 2006, after payment of offering expenses and underwriting discounts and commissions; and
- repayment of $42.5 million of related party debt in May 2006.

Results of Operations

Consolidated Results of Operation — Comparison of the Year Ended December 31, 2008 versus the Year Ended December 31, 2007

In the fiscal years ended December 31, 2008 and 2007, we generated net sales of $4,615.2 million and $3,900.9 million, respectively. The $714.3 increase in net sales is primarily attributed to higher sales prices at all three of our operating segments and the inclusion of a full year of results from the Calfee stores. This increase was partially offset by lower sales volume, particularly at the refinery due to the suspension of operations in the fourth quarter of 2008.

Cost of goods sold was $4,210.0 million in 2008 compared to $3,453.5 million in 2007, an increase of $756.5 million or 21.9%. This increase is primarily attributable to higher costs of crude at the refinery, higher fuel costs at the retail segment, and the inclusion of a full year of results from the Calfee stores. This increase is offset by gains on derivatives of $41.5 million in 2008.

Operating expenses were $233.8 million in 2008 compared to $207.1 million in 2007, an increase of $26.7 million or 12.9%. This increase was primarily driven by changes in the retail segment, including an $8.7 million increase related to the operation of the Calfee stores for a full year in 2008 and higher credit card and insurance expenses. The refining segment also experienced higher operating expenses primarily due to the increase in the usage and price of natural gas.

General and administrative expenses were $56.8 million in 2008 compared to $54.0 million in 2007, an increase of $2.8 million, or 5.2%. The overall increase was primarily due to the addition of personnel, professional support and contractors as a result of the acquisition of the Calfee stores and an increase in property taxes. We do not allocate general and administrative expenses to our operating segments.

Depreciation and amortization was $40.9 million in 2008 compared to $31.6 million in 2007. This increase was primarily due to the completion of several raze and rebuild projects in the retail segment, the inclusion of a full year of depreciation expense associated with the Calfee stores acquired in the second quarter of 2007, and several capital projects that were placed in service at the refinery in the second quarter of 2008, as well as the accelerated depreciation due to the rescheduling of our turnaround from late 2009 to the first half of 2009.

Interest expense was $23.7 million in 2008 compared to $30.6 million in 2007, a decrease of $6.9 million. This decrease was due to a decrease in our average borrowing rates on our variable rate facilities, as well as a decrease in average loan balances. Interest income was $2.1 million for 2008 compared to $9.3 million for 2007, a decrease of $7.2 million. This decrease was primarily due to our reduction in cash, cash equivalents and short-term investments and lower rates of return in 2008.

Loss from equity method investment was $7.9 million and $0.8 million in 2008 and 2007, respectively. Our proportionate share of the loss from the Lion Oil minority investment was $7.1 million and $0.6 million for 2008 and 2007, respectively. In addition, we had amortization expense of $0.8 million and $0.2 million for 2008 and 2007, respectively, related to the fair value differential determined at the acquisition date of our minority investment. We included our proportionate share of the operating results of Lion Oil in our consolidated statements of operations two months in arrears. Beginning October 1, 2008, Delek began reporting its investment in Lion Oil using the cost method of accounting. See Note 7 of the consolidated financial statements in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K for further information.

Gain on extinguishment of debt was $1.6 million in 2008 and relates to a purchase in a participating stake in debt of Delek US held by Finance, as permitted under the terms of the credit agreement. At a consolidated level, this purchase resulted in a gain on debt extinguishment. There was no extinguishment of debt in 2007.

Goodwill impairment was $11.2 million in 2008 and relates to the write-off of goodwill associated with our purchase of the Calfee stores, based on our annual impairment testing performed in the fourth quarter of 2008. There was no goodwill impairment necessary in 2007.

Other operating expenses, net, were $1.0 million in 2008 compared to $2.4 million in 2007. In 2008, we recognized a $1.0 million loss associated with the change in the fair market value of our interest rate derivatives as compared to a loss of $2.4 million in 2007.

Income tax expense was $17.4 million in 2008 compared to $34.9 million in 2007, a decrease of $17.5 million. This decrease was primarily due to the decrease in net income in 2008 compared to 2007. Our effective tax rate was 43.1% in 2008, compared to 26.8% in 2007. The increase in the effective tax rate was primarily due to federal tax credits in 2007 related to production of ultra low sulfur diesel fuel, and the goodwill impairment recognized in the fourth quarter of 2008.

Income from discontinued operations was $3.5 million and $1.0 million in 2008 and 2007, respectively, and relates to the operations of the Virginia stores sold and held for sale in as of December 31, 2008.

Consolidated Results of Operation — Comparison of the Year Ended December 31, 2007 versus the Year Ended December 31, 2006

In the fiscal years ended December 31, 2007 and 2006, we generated net sales of $3,900.9 million and $3,016.0 million, respectively. The increase in net sales was primarily due to an increase of $405.0 million in sales from the new marketing segment which initiated operations in the third quarter of 2006. Further contributing to the $884.9 million increase in net sales, $196.2 million was due to the Calfee stores acquired in April 2007 and $87.2 million was due to the Fast stores acquired in July 2006. The remaining increase resulted from higher average sales prices in both our refining and retail segments, which was partially offset by lower sales volume at the refinery due to weather-related power outages, mid-cycle maintenance and optimization of production during 2007.

Cost of goods sold was $3,453.5 million in 2007 compared to $2,643.7 million in 2006, an increase of $809.8 million or 30.6%. Of this total increase, $380.9 million resulted from the inclusion of the marketing segment costs, $169.5 million was due to the inclusion of the Calfee stores acquired and $78.6 million was due to the inclusion of the Fast stores acquired. The cost of crude oil increased 9.3% from an average of $72.44 per barrel in 2007 compared to $66.27 per barrel in 2006.

Operating expenses were $207.1 million in 2007 compared to $162.4 million in 2006, an increase of $44.7 million or 27.5%. This increase was primarily driven by the retail segment, including an increase of $21.2 million related to acquiring the Calfee stores in April 2007 and $6.1 million related to acquiring the Fast stores in July 2006. The remaining increase was primarily due to a continuing increase in credit card expense, resulting from both increased customer usage and interchange fees. In the refining segment, we incurred additional costs of $10.4 million primarily for maintenance-related expenditures, additional environmental expenses and increased chemical costs. The new marketing segment also contributed $0.7 million to the increased expenses.

General and administrative expenses were $54.0 million in 2007 compared to $37.4 million in 2006, an increase of $16.6 million, or 44.4%. The overall increase was primarily due to the addition of personnel, professional support and contractors as a result of the acquisition of the Calfee and Fast stores, the new marketing segment, a $0.9 million increase in stock compensation expense, a $1.3 million increase in property taxes and the costs associated with being a public company, including our efforts related to meeting the requirement to certify compliance with the internal control provisions of Sarbanes-Oxley for the fiscal year ended December 31, 2007. We also incurred additional costs associated with potential acquisitions which we determined we will no longer pursue.

Depreciation and amortization was $31.6 million in 2007 compared to $21.4 million in 2006. This increase was primarily due to the inclusion of depreciation expense associated with the Calfee stores acquired in April 2007 and the inclusion of a full year of depreciation expense associated with the new marketing segment initiated in August 2006 and the Fast stores acquired in July 2006 as well as depreciation expense associated with several large capital projects in the refining segment, including the distillate desulfurization unit and the sulfur recovery unit placed in service at the refinery in September 2006.

Interest expense was $30.6 million in 2007 compared to $24.2 million in 2006, an increase of $6.4 million. This increase was primarily due to increased indebtedness in connection with the acquisitions of the Calfee and Fast stores and the start-up of the marketing segment. Interest income was $9.3 million in 2007 compared to $7.2 million in 2006, an increase of $2.1 million. This increase was due primarily to higher cash and short-term investment balances as a result of the refinery segment's favorable cash flow as well as the proceeds received from our initial public offering in May 2006. In addition, we had interest expense of $1.0 million in 2006 with no comparable expense in 2007 which was associated with related party notes payable that were repaid in connection with our initial public offering in May 2006.

Loss from equity method investment was $0.8 million in 2007. Our proportionate share of the loss from the Lion Oil investment was $0.6 million. In addition, we had amortization expense of $0.2 million, related to the fair value differential for property, plant and equipment determined at the acquisition date of our investment. We acquired a 28.4% ownership interest in August 2007 and purchased an additional 6.2% ownership interest in September 2007 for a combined total interest of 34.6%.

Other operating expenses, net, were $2.4 million in 2007 compared to $0.2 million in 2006. In 2007, we recognized a $2.4 million loss associated with the change in the fair market value of our interest rate derivatives as compared to a nominal loss of less than $0.1 million in 2006.

Income tax expense was $34.9 million in 2007 compared to $42.4 million in 2006, a decrease of $7.5 million. This decrease primarily resulted from approximately $12.7 million in federal tax credit earned as a result of our production of ultra low sulfur diesel fuel, which we began producing in the third quarter of 2006. In 2006, this federal tax credit was approximately $4.3 million. We also benefit from federal tax incentives related to our refinery operations that reduce our effective tax rate from the statutory rate of 35%, including a deduction earned for being a domestic manufacturer. Deductions related to our qualifying domestic production activity approximate $6.3 million in 2007 compared to $2.0 million in 2006. These items contributed to our effective tax rate reducing to 26.8% in 2007 compared to 31.9% in 2006.

Income from discontinued operations was $1.0 million and $2.5 million in 2007 and 2006 respectively, and relates to the operations of the Virginia properties held for sale.

Operating Segments

We review operating results in three reportable segments: refining, marketing and retail. Our company was initially formed in May 2001 with the acquisition of 198 retail fuel and convenience stores from Williams Express, Inc., a subsidiary of The Williams Companies Inc. The refining segment was created in April 2005 with the acquisition of the Tyler refinery. Effective August 1, 2006, we added a third segment, marketing, to track the activity associated with the sales of refined products on a wholesale basis.

Refining Segment

The table below sets forth information concerning our refinery segment operations for 2008, 2007 and 2006:

	Year Ended December 31,		
	2008	2007	2006(2)
Days operated in period(1)	324	365	365
Total sales volume (average barrels per day)(1)	56,609	54,282	56,074
Products manufactured (average barrels per day)(1):			
Gasoline	30,346	29,660	30,163
Diesel/jet	20,857	20,010	21,816
Petrochemicals, LPG, NGLs	1,963	2,142	2,280
Other	2,607	2,848	2,324
Total production	55,773	54,660	56,583
Refinery throughput (average barrels per day)(1):			
Crude oil	51,683	53,860	55,998
Other feedstocks	5,239	2,303	2,130
Total refinery throughput	56,922	56,163	58,128
Per barrel of sales:			
Refining operating margin	$ 9.29	$ 11.82	$ 11.00
Refining operating margin excluding intercompany marketing fees	10.05	12.56	11.16
Direct cash operating expenses	5.28	4.15	3.51
Pricing statistics (average for the period presented)(1):			
WTI — Cushing crude oil (per barrel)	$106.95	$ 72.44	$ 66.27
U.S. Gulf Coast 5-3-2 crack spread (per barrel)	11.13	13.04	10.16
U.S. Gulf Coast unleaded gasoline (per gallon)	2.69	2.05	1.83
Low sulfur diesel (per gallon)	3.08	2.11	2.00
Ultra low sulfur diesel (per gallon)	3.11	2.14	—
Natural gas (per MMBTU)	9.22	7.12	6.89

(1) The refinery has not operated since the November 20, 2008 explosion and fire. This information has been calculated based on the 324 days that the refinery was operational.

(2) Refinery segment operating results for 2006 reflect certain reclassifications made to conform prior balances to current financial statement presentation. Sales of intermediate feedstock sales have been reclassified to net sales which had previously been presented on a net basis in cost of goods sold. Certain pipeline expenses previously presented in cost of goods sold have been reclassified to operating expenses, general and administrative expenses and depreciation. These reclassifications had no effect on either net income or shareholders' equity, as previously reported.

Refining Segment Operational Comparison of the Year Ended December 31, 2008 versus the Year Ended December 31, 2007

In the fiscal years ended December 31, 2008 and 2007 net sales for the refining segment were $2,091.8 million and $1,694.3 million, respectively, an increase of $397.5 million, or 23.5%. Total sales volume for 2008 averaged 56,609 barrels per day compared to 54,282 barrels per day in 2007. The decrease in sales volume was primarily due to the November 20, 2008 explosion and fire that led to the suspension of operations at the refinery for the near term. The average sales price was $114.05 per barrel sold in 2008 compared to $85.52 per barrel sold in 2007. Although the refinery's operations were suspended subsequent to the November 20, 2008 explosion and fire, nominal amounts of intermediates and finished products were sold during that period and are included in net sales.

Cost of goods sold for our refining segment in 2008 was $1,921.3 million compared to $1,460.2 million in 2007, an increase of $461.1 million. This cost increase resulted from the volatile cost of crude in 2008 which ranged from $145.27 per barrel to $33.87 per barrel, partially offset by the reduction in sales volume. The average cost per barrel was $104.75 in 2008 compared to $73.70 per barrel in 2007. This increase was offset by a $38.8 million gain on derivative contracts recognized in 2008.

In conjunction with the acquisition of the Pride assets and the formation of our marketing segment effective August 1, 2006, our refining segment entered into a service agreement with our marketing segment on October 1, 2006, which among other things, requires the refining segment to pay service fees based on the number of gallons sold at the Tyler refinery and to share with the marketing segment a portion of the marketing margin achieved in return for providing marketing, sales and customer services. This service agreement lowered the margin achieved by our refining segment in 2008 by $0.76 per barrel to $9.29 per barrel. Without this fee, the refining segment would have achieved a refining operating margin of $10.05 per barrel in 2008 compared to $12.56 per barrel in 2007. We eliminate this intercompany fee in consolidation.

Operating expenses were $96.9 million in 2008, or $5.28 per barrel sold, compared to $82.2 million in 2007, or $4.15 per barrel sold. The increase in operating expense per barrel sold was due primarily to a $13.8 million increase in natural gas costs, as a result of increased usage, and higher natural gas costs in 2008. Although refining operations were suspended on November 20, 2008, we continued to have fixed costs, such as salaries, benefits and utilities. During 2008, these expenses were considered company losses as we remained in the 45-day waiting period associated with our business interruption insurance.

Contribution margin for the refining segment in 2008 was $73.6 million, or 42.9% of our consolidated contribution margin.

Refining Segment Operational Comparison of the Year Ended December 31, 2007 versus the Year Ended December 31, 2006

In the fiscal years ended December 31, 2007 and 2006, net sales for the refining segment were $1,694.3 million and $1,598.6 million, respectively, an increase of $95.7 million, or 6.0%. Total sales volume for 2007 averaged 54,282 barrels per day compared to 56,074 barrels per day in 2006. Our sales volume was negatively impacted by weather related power outages in the summer of 2007 as well as unplanned maintenance interruptions at the Tyler refinery which caused temporary product outages at the Tyler terminal. The average sales price was $85.52 per barrel in 2007 compared to $78.11 per barrel in 2006.

Cost of goods sold for our refining segment in 2007 was $1,460.2 million compared to $1,373.5 million in 2006, an increase of $86.7 million. This cost increase resulted from higher crude oil costs, partially offset by the reduction in sales volume. The average cost per barrel was $73.70 in 2007 compared to $67.11 in 2006.

In conjunction with the acquisition of the Pride assets and the formation of our marketing segment effective August 1, 2006, our refining segment entered into a service agreement with our marketing segment on October 1, 2006, which among other things, requires the refining segment to pay service fees based on the number of gallons sold at the Tyler refinery and to share with the marketing segment a portion of the marketing margin achieved in return for providing marketing, sales and customer services. This service agreement lowered the margin achieved by our refining segment in 2007 by $0.74 per barrel to $11.82 per barrel. Without this fee, the refining segment would have achieved a refining operating margin of $12.56 per barrel in 2007 compared to $11.16 per barrel in 2006. We eliminate this intercompany fee in consolidation.

Operating expenses were $82.2 million in 2007, or $4.15 per barrel sold, compared to $71.9 million in 2006, or $3.51 per barrel sold. The increase in operating expense primarily resulted from a $4.0 million increase in maintenance costs, a $3.3 million increase in environmental expenses and a $1.9 million increase in chemical usage related to operations, partially offset by the decrease in sales volume of 1,792 average barrels per day and a decrease in utility expense resulting from more favorable rates in 2007 compared to 2006. The increase in maintenance costs resulted from unplanned maintenance events in 2007 including power outages experienced prior to the commencement of operation of the 138kV power substation and costs related to the repair of a 300,000 barrel crude oil tank.

Contribution margin for the refining segment in 2007 was $151.9 million, or 63.2% of our consolidated contribution margin.

Marketing Segment

We initiated operations in our marketing segment effective August 1, 2006 with the acquisition of the Pride assets. In this segment, we sell refined products on a wholesale basis in west Texas through company-owned and third-party operated terminals.

The table below sets forth certain information concerning our marketing segment for the full years ended December 31, 2008 and 2007 and for the period since its formation on August 1, 2006 through December 31, 2006:

	Year Ended December 31, 2008	Year Ended December 31, 2007	For the Period August 1, 2006 Through December 31, 2006
Days operated in period	366	365	153
Total sales volume (average barrels per day)	16,557	17,923	17,758
Products sold (average barrels per day):			
Gasoline	7,980	8,166	8,129
Diesel/jet	8,517	9,651	9,568
Other	60	106	61
Total sales	16,557	17,923	17,758
Direct operating expenses (per barrel of sales)	$ 0.17	$ 0.15	$ 0.12

Marketing Segment Operational Comparison of the Year Ended December 31, 2008 versus the Year Ended December 31, 2007

Net sales for the marketing segment were $745.5 million and $626.6 million in the years ended December 31, 2008 and 2007, respectively, an increase of $118.9 million or 19.0%. Total sales volume averaged 16,557 barrels per day in 2008 and 17,923 barrels per day in 2007. Net sales included $13.8 million of service fees paid by our refining segment to our marketing segment in 2008 and $14.7 million paid in 2007. These service fees are based on the number of gallons sold and a shared portion of the margin achieved in return for providing marketing, sales and customer support services.

Cost of goods sold was $721.2 million in 2008, or $119.01 per barrel sold compared to $596.9 million in 2007, or $91.24 per barrel sold, an increase of $124.3 million or 20.8%. Average gross margin was $4.02 and $4.54 per barrel in 2008 and 2007, respectively. We recognized a gain of $5.7 million and $0.6 million in 2008 and 2007, respectively, associated with the settlement of nomination differences under long-term purchase contracts and finished grade fuel derivatives.

Operating expenses in the marketing segment were $1.0 million in 2008 and 2007. These costs primarily relate to salaries, utilities and insurance costs.

Contribution margin for the marketing segment in 2008 was $23.3 million, or 13.6% of our consolidated segment contribution margin.

Marketing Segment Operational Comparison of the Year Ended December 31, 2007 versus the Year Ended December 31, 2006

Net sales for the marketing segment were $626.6 million in 2007. Net sales for the marketing segment were $221.6 million for the period from August 1, 2006 through December 31, 2006. Total sales volume averaged 17,923 barrels per day in 2007 and 17,758 barrels per day in the 2006 period. Net sales included $14.7 million of service fees paid by our refining segment to our marketing segment in 2007 and $3.4 million paid during the 2006 period. These service fees are based on the number of gallons sold and a shared portion of the margin achieved in return for providing marketing, sales and customer support services.

Cost of goods sold was $596.9 million in 2007, or $91.24 per barrel sold of $91.24. Cost of goods sold was $216.0 million in the 2006 period, or $79.49 per barrel sold. Average gross margin was $4.54 and $2.06 per barrel in 2007 and the 2006 period, respectively. We recognized a gain in 2007 of $0.6 million and a loss of $1.3 million in the 2006 period associated with the settlement of nomination differences under long-term purchase contracts. In the 2006 period, we also incurred a loss of $2.7 million associated with the purchase of initial inventory which required payment at a spot price rather than more favorable terms under our long-term purchase contracts, and which then had an immediate drop in market value prior to the ultimate sale of such inventory.

Operating expenses in the marketing segment were $1.0 in 2007 and $0.3 million in 2006. These costs primarily relate to salaries, utilities and insurance costs.

Contribution margin for the marketing segment in 2007 was $28.7 million, or 11.9% of our consolidated segment contribution margin.

Retail Segment

The table below sets forth information concerning our retail segment continuing operations for the last three years:

	Year Ended December 31,		
	2008	2007	2006
Number of stores (end of period)	458	461	358
Average number of stores	458	434	333
Retail fuel sales (thousands of gallons)	407,597	412,052	329,311
Average retail gallons per average number of stores (in thousands)	891	950	989
Retail fuel margin ($ per gallon)	$ 0.197	$ 0.147	$ 0.147
Merchandise sales (in millions)	$ 376.1	$ 381.1	$ 300.0
Merchandise margin %	31.5%	31.6%	30.3%
Credit expense (% of gross margin)	8.8%	8.3%	7.2%
Merchandise and cash over/short (% of net sales)	0.2%	0.3%	0.3%
Operating expenses/merchandise sales plus total gallons	16.7%	15.0%	13.6%

Retail Segment Operational Comparison of the Year Ended December 31, 2008 versus the Year Ended December 31, 2007

In the fiscal years ended December 31, 2008 and 2007, net sales for our retail segment were $1,777.2 million and $1,579.6 million, respectively, an increase of $197.6 million or 12.5%. Retail fuel sales, including wholesale dollars, increased 16.9% to $1,401.2 million in 2008. Merchandise sales decreased 1.3% to $376.1 million in 2008.

Retail fuel sales were 407.6 million gallons in 2008 compared to 412.1 million gallons in 2007. This decrease was primarily due to a decrease of 5.6% in comparable store gallons for 2008 compared to 2007. The decrease was partially offset by the full year results from the purchased Calfee stores, which increased fuel gallons sold by 18.0 million gallons. Retail fuel sales price increased 18.1%, or $0.49 per gallon, to an average price of $3.20 per gallon in 2008 from an average price of $2.71 per gallon in 2007.

The decrease in merchandise sales was primarily due to a decrease in comparable store merchandise sales of 6.7%, primarily due to decreases in our soft drink and general merchandise categories. This decrease was partially offset by the $17.9 million increase in merchandise sales resulting from the inclusion of a full year of merchandise sales from the Calfee stores.

We continue to develop our private label product offerings which currently include water, soft drinks, generic cigarettes, motor oil, automatic transmission fluid and bag candy. In 2008, private label merchandise sales represented 2.9% of total retail segment merchandise sales compared to 3.0% of total retail segment merchandise sales in 2007. Private label water represented 35.5% of the water subcategory, private label soda represented 2.8% of the soft drink category, automotive products represented 32.5% of the automotive subcategory and candy represented 4.6% of the candy category in 2008.

Cost of goods sold for our retail segment increased 12.8% to $1,575.3 million in 2008 from $1,396.4 million in 2007. This increase was primarily due to the inclusion of a full year of results from the Calfee stores acquired which increased cost of goods sold by 5.8%, and an increase in the average cost of fuel of $0.44 per gallon, to $3.00 per gallon in 2008, as compared to $2.56 per gallon in 2007.

Operating expenses were $135.9 million in 2008, an increase of $12.5 million, or 10.1%. This increase was primarily due to $8.7 million operating costs from the inclusion of a full year of results from the Calfee stores, and higher utility, maintenance, credit card and insurance expenses at our existing stores, which were partially offset by a decrease in other expenses. The ratio of operating expenses to merchandise sales plus total gallons sold in our retail operations increased to 16.7% in 2008 from 15.0% in 2007.

Contribution margin for the retail segment in 2008 was $66.0 million, or 38.5% of our consolidated contribution margin.

Retail Segment Operational Comparison of the Year Ended December 31, 2007 versus the Year Ended December 31, 2006

In the fiscal years ended December 31, 2007 and 2006, net sales for our retail segment were $1,579.6 million and $1,195.7 million, respectively, an increase of $383.9 million or 32.1%. Retail fuel sales, including wholesale dollars, increased 33.8% to $1,198.6 million in 2007. Merchandise sales increased 27.0% to $381.1 million in 2007.

Retail fuel sales were 412.1 million gallons in 2007 compared to 329.2 million gallons in 2006. The increase in retail fuel sales was primarily due to the acquisition of the Calfee stores in May 2007 and the Fast stores in July 2006. The inclusion of the Calfee and Fast stores increased fuel gallons sold by 72.8 million. Same store fuel gallons sold increased 1.7% in 2007 when compared to 2006. Retail fuel sales price increased 8.8%, or $0.21 per gallon, to an average price of $2.71 per gallon in 2007 from an average price of $2.49 per gallon in 2006.

The increase in merchandise sales was primarily due to a $74.6 million increase in merchandise sales resulting from the inclusion of the Calfee stores and a full year of merchandise sales from the Fast stores. Our comparable store merchandise sales increased by 1.4%.

In 2007, private label merchandise sales represented 3.0% of total retail segment merchandise sales. Private label water represented 40.0% of the water subcategory, private label soda represented 3.1% of the soft drink category, automotive products represented 29.9% of the automotive subcategory and candy represented 4.0% of the candy category in 2007. Prior to 2007, our only private label items were water and generic cigarettes and our systems only tracked sales by category. While we offered private label items, we did not track by item within a subcategory.

Cost of goods sold for our retail segment increased 32.5% to $1,396.4 million in 2007 from $1,054.2 million in 2006. This increase was primarily due to the inclusion of the Calfee and Fast stores acquired which increased cost of goods sold $248.1 million and resulted in a 10.1% increase in average retail fuel costs.

Operating expenses were $123.4 million in 2007, an increase of $33.7 million, or 37.6%. This increase was primarily due to $27.3 million operating costs from the inclusion of the Calfee and Fast stores, higher utility and maintenance expenses in our existing stores, as well as a continuing increase in credit card expense. The ratio of operating expenses to merchandise sales plus total gallons sold in our retail operations increased to 15.0% in 2007 from 13.6% in 2006.

Contribution margin for the retail segment in 2007 was $59.8 million, or 28.1% of our consolidated contribution margin.

Liquidity and Capital Resources

Our primary sources of liquidity are cash generated from our operating activities and borrowings under our revolving credit facilities. In addition, our liquidity was enhanced during the second quarter of 2006 by the receipt of $166.9 million of net proceeds from our initial public offering of common stock, after the payment of underwriting discounts and commissions, and offering expenses. We believe that our cash flows from operations and borrowings under our current credit facilities will be sufficient to satisfy the anticipated cash requirements associated with our existing operations for at least the next 12 months.

Additional capital may be required in order to consummate acquisitions, for capital expenditures, or to fund expanded general operations. We will likely seek these additional funds from a variety of sources, including public or private debt and stock offerings, and borrowings under credit lines or other sources. We continue to monitor the capital markets but there can be no assurance that we will be able to raise additional funds on favorable terms or at all.

Cash Flows

The following table sets forth a summary of our consolidated cash flows for 2008, 2007 and 2006:

	Year Ended December 31,		
	2008	2007	2006
		(In millions)	
Cash Flow Data:			
Cash flows provided by operating activities	$ 28.3	$ 179.4	$ 109.3
Cash flows used in investing activities	(39.1)	(221.5)	(250.5)
Cash flows (used in) provided by financing activities	(78.9)	45.5	180.2
Net (decrease) increase in cash and cash equivalents	$(89.7)	$ 3.4	$ 39.0

Cash Flows from Operating Activities

Net cash provided by operating activities was $28.3 for 2008 compared to $179.4 million for 2007 and $109.3 million for 2006. The decrease in cash flows from operations in 2008 from 2007 was primarily due to decreases in net income and accounts payable which were partially offset by decreases in both accounts receivable and inventory. The significant decreases in payables, receivables and inventory were primarily the result of the refinery shutdown occurring on November 20, 2008. Vendor credit terms have provided a significant working capital benefit which we expect will be realized again when the refinery resumes operations, which is expected to be in May 2009.

The increase in cash flows from operations in 2007 from 2006 was primarily due to a $67.9 million increase in accounts payable and other current liabilities as well as increased depreciation and amortization costs resulting from recent capital spending programs at our Tyler refinery and the depreciation associated with the purchase of the Calfee stores completed in the second quarter of 2007.

Cash Flows from Investing Activities

Net cash used in investing activities was $39.1 million for 2008 compared to $221.5 million for 2007 and $250.5 million for 2006. The decrease from 2007 to 2008 was primarily due to the 2007 acquisitions of both the Calfee stores and the 34.6% equity ownership of Lion Oil. This decrease was partially offset by the increase in net sales of short-term investments in 2008.

Cash used in investing activities in 2008 includes our capital expenditures of approximately $102.1 million, of which $82.9 million was spent on projects at our refinery, $0.9 million in our marketing segment and $18.3 million in our retail segment. During 2008, we spent $45.4 million on regulatory and maintenance projects at the refinery. In our retail segment, we spent $6.8 million completing several "raze and rebuild" projects.

The decrease from 2006 to 2007 was primarily due to the $75.0 million net change in purchase and sales activity associated with our short-term investments and to our acquisition costs in 2007 compared to 2006. Capital expenditures in 2007 were approximately $87.7 million, of which $61.6 million was spent on projects at our refinery, $0.3 million in our marketing segment and $23.8 million in our retail segment. During 2007, we spent $38.7 million on regulatory and compliance projects at the refinery. In our retail segment, we spent $8.6 million opening three store "raze and rebuilds," including two in our Alabama market, and retrofitting one existing store using our next generation MAPCO Mart concept. In 2007, we also used $163.7 million of cash in connection with the $74.6 million (including transaction costs) acquisition of the Calfee stores and the $89.1 million (including transaction costs) cash paid for the acquisition of a 34.6% equity ownership of Lion Oil.

Cash Flows from Financing Activities

Net cash used in financing activities was $78.9 million for 2008, compared to cash provided by financing activities of $45.5 million for 2007 and $180.2 million during 2006. Net cash used in financing activities in 2008 was primarily due to the $62.0 million repayment on debt and capital lease obligations. We also had net repayments on our revolving credit facilities of $42.2 million. These decreases were partially offset by the addition of $35.0 million of new notes payable in 2008.

The decrease in cash provided from financing activities in 2007 as compared to 2006 was primarily due to our having received net proceeds of $166.9 million in our initial public offering completed on May 9, 2006, discussed in Note 20 of the consolidated financial statements in Item 8, Financial Statements and Supplementary Data of this Annual Report on Form 10-K. Net cash provided by financing activities in 2007 was primarily due to the $65.0 million in proceeds received from the issuance of debt that funded a portion of the Calfee acquisition. We also had net proceeds from our revolving credit facilities of $4.6 million and $7.7 million of proceeds and tax benefit associated with our stock compensation. All of these proceeds in 2007 were partially offset by dividend payments of $28.5 million.

Cash Position and Indebtedness

As of December 31, 2008, our total cash and cash equivalents were approximately $15.3 million and we had total indebtedness of approximately $286.0 million. Borrowing availability under our four revolving credit facilities was approximately $164.0 million and we had a total face value of letters of credit outstanding of $32.1 million.

A summary of our total third party indebtedness as of December 31, 2008 is shown below:

	December 31, 2008
	(In millions)
Senior secured credit facility — term loan	$121.2
Senior secured credit facility — revolver	15.8
Fifth Third revolver	18.8
Reliant Bank revolver	6.5
Lehman note	27.7
Promissory notes	95.0
Capital lease obligations	1.0
	286.0
Less: Current portion of long-term debt, notes payable and capital lease obligations	83.9
Total long-term debt	$202.1

Senior Secured Credit Facility

The senior secured credit facility consists of a $120.0 million revolving credit facility and $165.0 million term loan facility which as of December 31, 2008, had $15.8 million outstanding under the revolver and $121.2 million outstanding under the term loan. As of December 31, 2008, Lehman Commercial Paper Inc. (LCPI) was the administrative agent and a lender under the facility. As of the same date, Express had been informed by LCPI that it would not be funding its pro rata lender participation of future borrowings under the revolving credit facility. Since the communication of its intention through the date of this filing, LCPI has not participated in any borrowings by Express under the revolving credit facility. LCPI's commitment amount under the revolving credit facility is $12 million. However, the unavailability of LCPI's pro rata lender participation in the revolving credit facility has not had and is not expected to have a material impact on Express's liquidity or its operations.

Borrowings under the senior secured credit facility are secured by substantially all the assets of MAPCO Express, Inc. and its subsidiaries. Letters of credit outstanding under the facility totaled $11.7 million as of December 31, 2008. The senior secured credit facility term loan requires quarterly principal payments of approximately 0.25% of the principal balance through March 31, 2011 and a balloon payment of the remaining principal balance due upon maturity on April 28, 2011. We are also required to make certain prepayments of this facility depending on excess cash flow as defined in the credit agreement. In accordance with this excess cash flow calculation, we prepaid $9.5 million in March 2008 and expect to pay another $9.8 million in March 2009. In June 2008, Express sold real property operated by a third party for $3.9 million. In September 2008, Express sold its leasehold interest in a location it operated for $4.5 million. The proceeds of the June sale, net of expenses, were used to pay down the term loan, while the net proceeds of the September sale were retained, pursuant to the terms of the facility, for asset reinvestment purposes. In December 2008, consistent with the terms of the December 3, 2008 amendment discussed below, Express disposed of 14 real property assets. The application of the proceeds from these asset sales, net of any amounts set aside pursuant to the terms of the facility for reinvestment purposes, resulted in the prepayment of the term loan facility in the amount of $9.8 million. The senior secured credit facility revolver is payable in full upon maturity on April 28, 2010. The senior secured credit facility term and senior secured credit facility revolver loans bear interest based on predetermined pricing grids which allow us to choose between a "Base Rate" or "Eurodollar" rate. At December 31, 2008, the weighted average borrowing rate was approximately 3.0% for the senior secured credit facility term loan and 4.0% for the senior secured credit facility revolver. Additionally, the senior secured credit facility requires us to pay a quarterly fee of 0.5% per year on the average available revolving commitment under the senior secured credit facility revolver. Amounts available under the senior secured revolver as of December 31, 2008 were approximately $80.4 million excluding the commitment of LCPI as a lender under this facility.

On December 3, 2008, the credit facility was amended to allow for the disposition of specific Express real and personal property assets in certain of its geographic operating regions. The amendment also allows for additional asset sales of up to $35.0 million per calendar year subject to such sales meeting certain financial criteria. Additionally, the amendment appoints Fifth Third Bank, N.A. as the successor administrative agent subject to the resignation or removal of LCPI.

We are required to comply with certain financial and non-financial covenants under the senior secured credit facility. We were in compliance with all covenant requirements as of December 31, 2008.

SunTrust ABL Revolver

On October 13, 2006, we amended and restated our existing asset based revolving credit facility. The amended and restated agreement, among other things, increased the size of the facility from $250 to $300 million, including a $300 million sub-limit for letters of credit, and extended the maturity of the facility by one year to April 28, 2010. The revolving credit agreement bears interest based on predetermined pricing grids that allow us to choose between a "Base Rate" or "Eurodollar" rate. Availability under the SunTrust ABL revolver is determined by a borrowing base calculation defined in the credit agreement and is supported primarily by cash, certain accounts receivable and inventory.

The SunTrust ABL revolver primarily supports our issuances of letters of credit used in connection with the purchases of crude oil for use in our refinery. Such letter of credit usage and any borrowings under the facility may at no time exceed the aggregate borrowing capacity available under the SunTrust ABL revolver. As of December 31, 2008, we had no outstanding borrowings under the agreement but had letters of credit outstanding totaling approximately $5.3 million. Borrowing capacity under the SunTrust ABL revolver, net of an availability block requirement, as of December 31, 2008 was $33.4 million.

The SunTrust ABL revolver contains certain customary non-financial covenants, including a negative covenant that prohibits us from creating, incurring or assuming any liens, mortgages, pledges, security interests or other similar arrangements against the property, plant and equipment of the refinery, subject to customary exceptions for certain permitted liens.

Effective December 15, 2008 and in light of the temporary suspension of our refining operations, the SunTrust ABL revolver was amended to eliminate any need to maintain minimum levels of borrowing base availability during all times that there are zero utilizations of credit (i.e., loans or letters of credit outstanding) under the facility. During times that there are outstanding utilizations of credit under the facility, in the event that our availability (net of a $15.0 million availability block requirement) under the borrowing base is less than $30.0 million or less than $15.0 million on any given measurement date we become subject to certain reporting obligations and certain covenants, respectively. We were in compliance with all covenant requirements as of December 31, 2008.

Fifth Third Revolver

In conjunction with the acquisition of the Pride assets discussed herein and in Note 4 of our consolidated financial statements included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K, on July 27, 2006, Delek executed a short-term revolver with Fifth Third Bank, as administrative agent, in the amount of $50.0 million. The proceeds of this revolver were used to fund the working capital needs of the newly formed subsidiary, Delek Marketing & Supply, LP. The Fifth Third revolver initially matured on July 30, 2007, but on July 27, 2007 the maturity was extended until January 31, 2008. On December 19, 2007, we amended and restated our existing revolving credit facility. The amended and restated agreement, among other things, increased the size of the facility from $50.0 to $75.0 million, including a $25.0 million sub-limit for letters of credit, and extended the maturity of the facility to December 19, 2012. On October 17, 2008, the agreement was further amended to permit the payment of a one-time distribution of $20.0 million from the borrower to Delek US Holdings, Inc., increase the size of the sub-limit for letters of credit to $35.0 million and reduce the leverage ratio financial covenant limit.

The revolver bears interest based on predetermined pricing grids that allow us to choose between a "Base Rate" or "Eurodollar" rate loans. Borrowings under the Fifth Third revolver are secured by substantially all of the assets of Delek Marketing & Supply LP. As of December 31, 2008, we had $18.8 million outstanding borrowings under the facility at a weighted average borrowing rate of 2.6%. We also had letters of credit outstanding under the facility of $11.5 million as of December 31, 2008. Amounts available under the Fifth Third revolver as of December 31, 2008 were approximately $44.7 million. We are required to comply with certain financial and non-financial covenants under this revolver. We were in compliance with all covenant requirements as of December 31, 2008.

Lehman Credit Agreement

On March 30, 2007, Delek entered into a credit agreement with Lehman Commercial Paper Inc. (LCPI) as administrative agent. As of December 31, 2008, LCPI remains the administrative agent under this facility. The credit agreement provides for unsecured loans of $65.0 million, the proceeds of which were used to pay a portion of the acquisition costs for the assets of Calfee Company of Dalton, Inc. and affiliates, and to pay related costs and expenses in April 2007. In December 2008, a subsidiary of the borrower, Finance, purchased a participating stake in the loan outstanding as permitted under the terms of the agreement. At a consolidated level, this resulted in a gain of $1.6 million on the extinguishment of debt. As of December 31, 2008, the amount outstanding to unrelated parties under the agreement is $27.7 million. The loans become due on March 30, 2009 and bear interest based on predetermined pricing grids which allow us to choose between "Base Rate" or a "Eurodollar" rate. As of December 31, 2008, the weighted average borrowing rate was 5.4%. This agreement was amended in June 2008 to redefine certain financial covenants required under the agreement. In December 2008, the agreement was amended further to provide Delek greater financing and operating flexibility under certain non-financial covenants in the facility. We are required to comply with certain financial and non-financial covenants under this credit agreement. We were in compliance with all covenant requirements as of December 31, 2008.

Promissory Notes

On May 23, 2006, Delek executed a $30.0 million promissory note in favor of Israel Discount Bank of New York (IDB Note). The proceeds of this note were used to repay the existing promissory notes in favor of Israel

Discount Bank and Bank Leumi USA. On December 30, 2008, the IDB Note was amended and restated. As amended and restated, the IDB Note matures on December 31, 2011 and requires quarterly principal amortization in amounts of $1.25 million beginning on March 31, 2010, with a balloon payment of remaining principal amounts due at maturity. The IDB Note bears interest at the greater of a fixed spread over 3 month LIBOR or an interest rate floor of 5.0%. As of December 31, 2008 the weighted average borrowing rate for amounts borrowed under the IDB Note was 5.0%. We are required to comply with certain financial and non-financial covenants under IDB Note. We were in compliance with all covenant requirements as of December 31, 2008.

On December 30, 2008, Delek executed a second promissory note in favor of Israel Discount Bank of New York for $15.0 million. This note matures on December 31, 2009. The note bears interest at the greater of a fixed spread over 3 month LIBOR or an interest rate floor of 5.0%. As of December 31, 2008 the weighted average borrowing rate for amounts borrowed under the note was 5.5%. We are required to comply with certain financial and non-financial covenants under the note. We were in compliance with all covenant requirements as of December 31, 2008.

On July 27, 2006, Delek executed a $30.0 million promissory note in favor of Bank Leumi USA. The proceeds of this note were used to fund a portion of the Pride Acquisition and its working capital needs. This note matures on July 27, 2009, and bears interest, payable for the applicable interest period, at a fixed spread over the LIBOR rate (Reserve Adjusted) for interest periods of 30, 90 or 180 days, as elected by the borrower. As of December 31, 2008, the weighted average borrowing rate for amounts borrowed under this note was 2.5%. We are not required to comply with any financial or non-financial covenants under this note.

On May 12, 2008, Delek executed a second promissory note in favor of Bank Leumi USA for $20.0 million. The proceeds of this note were used to reduce short term debt and for working capital needs. This note matures on May 11, 2011, and bears interest, payable for the applicable interest period, at a fixed spread over the LIBOR rate (Reserve Adjusted) for interest periods of 30 or 90 days, as elected by the borrower. As of December 31, 2008, the weighted average borrowing rate for amounts borrowed under the Bank Leumi Note was 4.3%. This note was amended in December 2008 to change the financial covenant calculation methodology and applicability. We are required to comply with certain financial and non-financial covenants under this credit agreement. We were in compliance with all covenant requirements as of December 31, 2008.

Reliant Bank Revolver

On March 28, 2008, we entered into a revolving credit agreement with Reliant Bank, a Tennessee bank, headquartered in Brentwood, Tennessee. The credit agreement provides for unsecured loans of up to $12.0 million and we had $6.5 million outstanding under this facility as of December 31, 2008. The facility matures on March 28, 2011 and bears interest at a fixed spread over the 30 day LIBOR rate. As of December 31, 2008, the weighted average borrowing rate was 4.4%. This agreement was amended in September 2008 to conform certain portions of the financial covenant definition to those contained in some of our other credit agreements. We are required to comply with certain financial and non-financial covenants under this revolver. We were in compliance with all covenant requirements as of December 31, 2008.

Capital Spending

A key component of our long-term strategy is our capital expenditure program. Our capital expenditures for 2008 were $102.1 million, of which $82.9 million was spent in our refining segment, $0.9 million in our marketing segment and $18.3 million was spent in our retail segment. Our capital expenditure budget is approximately $143.5 million for 2009. The following table summarizes our actual capital expenditures for 2008 and planned capital expenditures for 2009 by operating segment and major category (in millions):

	Year Ended December 31,	
	2009 Budget	2008 Actual
Refining:		
Sustaining maintenance, including turnaround activities	$ 30.0	$ 7.6
Regulatory	13.0	37.8
Saturates Gas Plant rebuild	40.0	—
Discretionary projects	41.0	37.5
Refining segment total	124.0	82.9
Marketing:		
Discretionary projects	1.5	0.9
Marketing segment total	1.5	0.9
Retail:		
Sustaining maintenance	4.0	2.4
Growth/profit improvement	2.5	4.3
Store enhancements	3.0	4.8
Re-image/builds	8.5	6.8
Retail segment total	18.0	18.3
Total capital spending	$143.5	$102.1

In 2009, we plan to spend approximately $18.0 million in the retail segment, $11.5 million of which is expected to consist of one "raze and rebuild" and the re-imaging of 35 to 40 of our existing stores. We spent $11.6 million on similar projects in 2008. We expect to spend approximately $13.0 million on regulatory projects in the refining segment in 2009. We spent $37.8 million on such projects in 2008. We expect the spending on crude optimization projects in 2009 to be $28.5 million. In addition, we plan to spend approximately $30.0 million on maintenance projects, of which approximately $24.0 million relates to scheduled turnaround activities, approximately $40.0 million to rebuild the saturates gas plant due to the refinery fire and explosion, of which we have a $5.0 million property damage insurance deductible and we expect the remainder to be covered under our insurance policy, and approximately $12.5 million for other discretionary projects in 2009.

The amount of our capital expenditure budget is subject to change due to unanticipated increases in the cost, scope and completion time for our capital projects. For example, we may experience increases in the cost of and/or timing to obtain necessary equipment required for our continued compliance with government regulations or to complete improvement projects to the refinery. Additionally, the scope and cost of employee or contractor labor expense related with installation of that equipment could increase from our projections.

Contractual Obligations and Commitments

Information regarding our known contractual obligations of the types described below as of December 31, 2008, is set forth in the following table (in millions):

	<1 Year	1-3 Years	3-5 Years	>5 Years	Total
Long term debt, notes payable and capital lease obligations	$ 83.9	$182.6	$19.0	$ 0.5	$286.0
Interest(1)	9.4	10.3	0.6	—	20.3
Operating lease commitments(2)	12.9	20.2	11.1	14.1	58.3
Capital project commitments(3)	—	2.2	—	—	2.2
Total	$106.2	$215.3	$30.7	$14.6	$366.8

(1) Includes expected payments on debt outstanding under credit facilities in place at December 31, 2008. Variable interest is calculated using December 31, 2008 rates.

(2) Amounts reflect future estimated lease payments under operating leases having remaining non-cancelable terms in excess of one year as of December 31, 2008.

(3) Amounts constitute a minimum obligation that would be required as a penalty payment if a certain capital project is not completed. We have no expectation that this capital project will not be completed.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Critical Accounting Policies

The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend the business activities of Delek. We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States, and in the process of applying these principles, we must make judgments, assumptions and estimates based on the best available information at the time. To aid a reader's understanding, management has identified Delek's critical accounting policies. These policies are considered critical because they are both most important to the portrayal of our financial condition and results, and require our most difficult, subjective or complex judgments. Often they require judgments and estimation about matters which are inherently uncertain and involve measuring at a specific point in time, events which are continuous in nature. Actual results may differ based on the accuracy of the information utilized and subsequent events, some over which we may have little or no control.

LIFO Inventory

Refining segment inventory consists of crude oil, refined petroleum products and blendstocks which are stated at the lower of cost or market. Cost is determined under the last-in, first-out ("LIFO") valuation method. The LIFO method requires management to make estimates on an interim basis of the anticipated year-end inventory quantities, which could differ from actual quantities.

Delek believes the accounting estimate related to the establishment of anticipated year-end LIFO inventory is a critical accounting estimate because it requires management to make assumptions about future production rates in the refinery, the future buying patterns of our customers, as well as numerous other factors beyond our control including the economic viability of the general economy, weather conditions, the availability of imports, the marketing of competitive fuels and government regulation. The impact of changes in actual performance versus these estimates could be material to the inventories reported on our quarterly balance sheets and the results reported in our quarterly statements of operations could be material. In selecting assumed inventory levels, Delek uses historical trending of production and sales, recognition of current market indicators of future pricing and value, and new regulatory requirements which might impact inventory levels. Management's assumptions require significant judgment because actual year-end inventory levels have fluctuated in the past and may continue to do so.

At each year-end, actual physical inventory levels are used to calculate both ending inventory balances and final cost of goods sold for the year.

Long-lived Asset Recovery

A significant portion of our total assets are long-lived assets, consisting primarily of property, plant and equipment ("PP&E"), definite life intangibles and goodwill. Changes in technology, changes in the regulatory climate, Delek's intended use for the assets, as well as changes in broad economic or industry factors, may cause the estimated period of use or the value of these assets to change.

Property, Plant and Equipment and Definite Life Intangibles Impairment

PP&E and definite life intangibles are evaluated for impairment whenever indicators of impairment exist. Accounting standards require that if an impairment indicator is present, Delek must assess whether the carrying amount of the asset is unrecoverable by estimating the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges. If the carrying amount is more than the recoverable amount, an impairment charge must be recognized based on the fair value of the asset.

Property and equipment of retail stores we are closing are written down to their estimated net realizable value at the time we close such stores. Changes in market demographics, competition, economic conditions and other factors can impact the operations of certain locations. Cash flows vary from year to year, and we analyze regional market, division and store operations. As a result, we identified and recorded impairment charges of $0.4 million and $0.3 million for closed stores in 2008 and 2007. In both 2007 and 2006, we turned certain locations into unbranded dealer operations. Similar changes may occur in the future that will require us to record impairment charges.

Goodwill and Potential Impairment

Goodwill is reviewed at least annually for impairment or more frequently if indicators of impairment exist. Goodwill is tested by comparing net book value of the operating segments to the estimated fair value of the reporting unit. In assessing the recoverability of goodwill, assumptions are made with respect to future business conditions and estimated expected future cash flows to determine the fair value of a reporting unit. If these estimates and assumptions change in the future due to such factors as a decline in general economic conditions, competitive pressures on sales and margins, and other economic and industry factors beyond management's control, an impairment charge may be required. Details of remaining goodwill balances by segment are included in Note 9 to the consolidated financial statements in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K and are incorporated herein by reference.

Vendor Discounts and Deferred Revenue

In our retail segment, we receive cash discounts or cash payments from certain vendors related to product promotions based upon factors such as quantities purchased, quantities sold, merchandise exclusivity, store space and various other factors. In accordance with the provisions of the FASB EITF Issue No. 02-16, *Accounting by a Reseller for Consideration Received from a Vendor,* we recognize these amounts as a reduction of inventory until the products are sold, at which time the amounts are reflected as a reduction in cost of goods sold. Certain of these amounts are received from vendors related to agreements covering several periods. These amounts are initially recorded as deferred revenue, are reclassified as a reduction in inventory upon receipt of the products and are subsequently recognized as a reduction of cost of goods sold as the products are sold.

We make assumptions and judgments regarding, for example, the likelihood of attaining specified levels of purchases or selling specified volumes of products, and the duration of carrying a specified product. In selecting estimates, we use historical trending of sales, market industry information and recognition of current market indicators about general economic conditions which might impact future sales. The impact of changes in actual performance versus these estimates could be material.

Environmental Expenditures

It is our policy to accrue environmental and clean-up related costs of a non-capital nature when it is both probable that a liability has been incurred and the amount can be reasonably estimated. Environmental liabilities represent the current estimated costs to investigate and remediate contamination at our properties. This estimate is based on internal and third-party assessments of the extent of the contamination, the selected remediation technology and review of applicable environmental regulations. Accruals for estimated costs from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study, and include, but are not limited to, costs to perform remedial actions and costs of machinery and equipment that is dedicated to the remedial actions and that does not have an alternative use. Such accruals are adjusted as further information develops or circumstances change. We discount environmental liabilities to their present value if payments are fixed and determinable. Expenditures for equipment necessary for environmental issues relating to ongoing operations are capitalized.

Changes in laws and regulations, the financial condition of state trust funds associated with environmental remediation and actual remediation expenses compared to historical experience could significantly impact our results of operations and financial position. We believe the estimates selected, in each instance, represent our best estimate of future outcomes, but the actual outcomes could differ from the estimates selected.

New Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (Revised), *Business Combinations* ("SFAS 141(R)"). This Statement will apply to all transactions in which an entity obtains control of one or more other businesses. In general, SFAS 141(R) requires the acquiring entity in a business combination to recognize the fair value of all the assets acquired and liabilities assumed in the transaction; establishes the acquisition date as the fair value measurement point; and modifies the disclosure requirements. This Statement applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. However, accounting for changes in valuation allowances for acquired deferred tax assets and the resolution of uncertain tax positions for prior business combinations will impact tax expense instead of impacting the prior business combination accounting starting January 1, 2009. Delek has adopted SFAS 141(R) effective January 1, 2009 and will assess the impact of FAS 141(R) in the event it enters into a business combination for which the expected acquisition date is subsequent to adoption.

Also in December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51* ("SFAS 160"), which changes the classification of non-controlling interests, sometimes called a minority interest, in the consolidated financial statements. Additionally, this Statement establishes a single method of accounting for changes in a parent company's ownership interest that do not result in deconsolidation and requires a parent company to recognize a gain or loss when a subsidiary is deconsolidated. This Statement is effective January 1, 2009, and will be applied prospectively with the exception of the presentation and disclosure requirements which must be applied retrospectively. Delek has no minority interest reporting in its consolidated reporting, therefore adoption of SFAS 160 will not have an impact on our financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133* ("SFAS 161"). SFAS 161 applies to all derivative instruments and nonderivative instruments that are designated and qualify as hedging instruments pursuant to paragraphs 37 and 42 of SFAS 133 and related hedged items accounted for under SFAS 133. The standard requires entities to provide greater transparency through additional disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. Delek has adopted SFAS 161 effective January 1, 2009. The additional disclosures required by SFAS 161 will not have an effect on our financial position or results of operations.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK*

Changes in commodity prices (mainly petroleum crude oil and unleaded gasoline) and interest rates are our primary sources of market risk. When we make the decision to manage our market exposure, our objective is generally to avoid losses from negative price changes, realizing we will not obtain the benefit of positive price changes.

Commodity Price Risk

Impact of Changing Prices. Our revenues and cash flows, as well as estimates of future cash flows, are sensitive to changes in energy prices. Major shifts in the cost of crude oil, the prices of refined products and the cost of ethanol can generate large changes in the operating margin in each of our segments. Gains and losses on transactions accounted for using mark-to-market accounting are reflected in cost of goods sold in the consolidated statements of operations at each period end. Gains or losses on commodity derivative contracts accounted for as cash flow hedges are recognized in other comprehensive income on the consolidated balance sheets and ultimately, when the forecasted transactions are completed in net sales or cost of goods sold in the consolidated statements of operations.

Price Risk Management Activities. At times, we enter into commodity derivative contracts to manage our price exposure to our inventory positions, future purchases of crude oil and ethanol, future sales of refined products or to fix margins on future production. During 2007, in connection with our marketing segment's supply contracts, we entered into certain futures contracts. In accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"), all of these commodity futures contracts are recorded at fair value, and any change in fair value between periods has historically been recorded in the profit and loss section of our consolidated financial statements. At December 31, 2008 and 2007, we had open derivative contracts representing 148,000 barrels and 40,000 barrels, respectively, of refined petroleum products with an unrealized net (loss) gain of $(0.8) million and $0.1 million, respectively.

In December 2007, in connection with our offering of renewable fuels in our retail segment markets, we entered into a series of over the counter (OTC) swaps based on the futures price of ethanol as quoted on the Chicago Board of Trade and a series of OTC swaps based on the futures price of unleaded gasoline as quoted on the New York Mercantile Exchange. In accordance with SFAS 133, all of these swaps are recorded at fair value, and any change in fair value between periods has historically been recorded in the consolidated statements of operations. As of December 31, 2008 and 2007, we had open derivative contracts representing 1,214,548 barrels and 276,536 barrels of ethanol, respectively. We had unrealized net (losses) gains of $(6.8) million and $2.5 million for the years ended December 31, 2008 and 2007, respectively. As of December 31, 2008 and 2007, we also had open derivative contracts representing 1,200,000 barrels and 270,000 barrels, respectively, of unleaded gasoline. We had unrealized net gains (losses) of $11.1 million and $(1.9) million for the years ended December 31, 2008 and 2007, respectively.

In March 2008, we entered into a series of OTC swaps based on the future price of West Texas Intermediate Crude (WTI) as quoted on the NYMEX which fixed the purchase price of WTI for a predetermined number of barrels at future dates from July 2008 through December 2009. We also entered into a series of OTC swaps based on the future price of Ultra Low Sulfur Diesel (ULSD) as quoted on the Gulf Coast ULSD PLATTS which fixed the sales price of ULSD for a predetermined number of gallons at future dates from July 2008 through December 2009.

In accordance with SFAS 133, the WTI and ULSD swaps were designated as cash flow hedges and the change in fair value between the inception date and the end of period was recorded in other comprehensive income. However, as of November 20, 2008, due to the suspension of operations at the refinery, the cash flow designation was removed because the probability of occurrence of the hedged forecasted transactions for the period of the shutdown became remote. All changes in the fair value of these swaps subsequent to November 20, 2008 have been recognized in the statement of operations. For the year ended December 31, 2008, we recognized unrealized gains of $10.7 million, which are included as an adjustment to cost of goods sold in the consolidated statements of operations in Item 8, Financial Statements and Supplementary Data in this Annual Report on Form 10-K, as a result of the discontinuation of these cash flow hedges. For the year ended December 31, 2008, Delek recorded unrealized losses as a component of other comprehensive income of $0.9 million ($0.6 million, net of deferred taxes) related to the change in the fair value of the swaps prior to de-designation. The fair value of these contracts will be recognized in income beginning in May 2009, at the time the positions are closed and the hedged transactions are recognized in income. We also recognized a gain of $0.5 million relating to the ineffective portion of these hedges as of November 20, 2008. As of December 31, 2008, Delek had total unrealized losses, net of deferred income taxes, in accumulated other comprehensive income of $0.6 million associated with its cash flow hedges.

We maintain at our refinery and in third-party facilities inventories of crude oil, feedstocks and refined petroleum products, the values of which are subject to wide fluctuations in market prices driven by world economic conditions, regional and global inventory levels and seasonal conditions. At December 31, 2008, we held approximately 0.9 million barrels of crude and product inventories valued under the LIFO valuation method with an average cost of $42.03 per barrel. As of December 31, 2008, market values had fallen below most of our LIFO inventory layer values and, as a result, we recognized a pre-tax loss of approximately $10.9 million relating to the reflection of market value at a level below cost. Such losses are subject to reversal in subsequent periods, not to exceed LIFO cost, if prices recover. Replacement cost (FIFO) exceeded carrying value of LIFO costs by a nominal amount. We refer to this excess as our LIFO reserve.

Interest Rate Risk

We have market exposure to changes in interest rates relating to our outstanding variable rate borrowings, which totaled $285.0 million as of December 31, 2008. We help manage this risk through interest rate swap and cap agreements that modify the interest characteristics of our outstanding long-term debt. In accordance with SFAS 133, all interest rate hedging instruments are recorded at fair value and any changes in the fair value between periods are recognized in earnings. The fair value of our interest rate hedging instruments decreased by $1.0 million and $2.4 million for the years ending December 31, 2008 and 2007, respectively. The fair values of our interest rate swaps and cap agreements are obtained from dealer quotes. These values represent the estimated amount that we would receive or pay to terminate the agreements taking into account the difference between the contract rate of interest and rates currently quoted for agreements, of similar terms and maturities. We expect that interest rate derivatives will reduce our exposure to short-term interest rate movements. The annualized impact of a hypothetical one percent change in interest rates on floating rate debt outstanding as of December 31, 2008 would be to change interest expense by $2.9 million. Increases in rates would be partially mitigated by interest rate derivatives mentioned above. As of December 31, 2008, we had interest rate cap agreements in place representing $73.8 million in notional value with various settlement dates, the latest of which expires in July 2010. These interest rate caps range from 3.75% to 4.00% as measured by the 3-month LIBOR rate and include a knock-out feature at rates ranging from 6.65% to 7.15% using the same measurement rate. The fair value of our interest rate derivatives was nominal as of December 31, 2008 and $1.0 million as of December 31, 2007.

The types of instruments used in our hedging and trading activities described above include swaps and futures. Our positions in derivative commodity instruments are monitored and managed on a daily basis by a risk management committee to ensure compliance with our risk management strategies which have been approved by our board of directors.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

The information required by Item 8 is incorporated by reference to the section beginning on page F-1.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e)) under the Exchange Act that are designed to provide reasonable assurance that the information that we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. It should be noted that, because of inherent limitations, our disclosure controls and procedures, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the disclosure controls and procedures are met.

As required by paragraph (b) of Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on such evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded, as of the end of the period covered by this report, that our disclosure controls and procedures were effective to ensure that the information that we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process that is designed under the supervision of our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal control over financial reporting includes those policies and procedures that:

i. Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

ii. Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures recorded by us are being made only in accordance with authorizations of our management and Board of Directors; and

iii. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management has conducted its evaluation of the effectiveness of internal control over financial reporting as of December 31, 2008, based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of our internal control over financial reporting and testing the operational effectiveness of our internal control over financial reporting. Management reviewed the results of the assessment with the Audit Committee of the Board of Directors. Based on its assessment, management determined that, at December 31, 2008, we maintained effective internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2008, as stated in their report, which is included in the section beginning on page F-1.

The information required by Item 8 is incorporated by reference to the section beginning on page F-1.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the fourth quarter of fiscal 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

From time to time, we make changes to our internal control over financial reporting that are intended to enhance its effectiveness and which do not have a material effect on our overall internal control over financial reporting. We will continue to evaluate the effectiveness of our disclosure controls and procedures and internal control over financial reporting on an ongoing basis and will take action as appropriate.

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *Directors, Executive Officers and Corporate Governance*

The information required by Item 401 of Regulation S-K regarding directors will be included under "Election of Directors" in the definitive Proxy Statement for our Annual Meeting of Stockholders to be held May 5, 2009 (the "Definitive Proxy Statement"), and is incorporated herein by reference. Information regarding executive officers will be included under "Management" in the Definitive Proxy Statement and is incorporated herein by reference. The information required by Item 405 of Regulation S-K will be included under "Section 16(a) Beneficial Ownership Reporting Compliance" in the Definitive Proxy Statement and is incorporated herein by reference. The information required by Items 407(c)(3), (d)(4), and (d)(5) of Regulation S-K will be included under "Corporate Governance" in the Definitive Proxy Statement and is incorporated herein by reference.

Our Board Governance Guidelines, our charters for our Audit and Compensation Committees and our Code of Business Conduct & Ethics covering all employees, including our principal executive officer, principal financial officer, principal accounting officer and controllers, are available on our website, www.DelekUS.com , and a copy will be mailed upon request to Investor Relations, Delek US Holdings, Inc. or ir@delekus.com. We intend to disclose any amendments to or waivers of the Code of Business Conduct & Ethics on behalf of our Chief Executive Officer, Chief Financial Officer, Controller, and persons performing similar functions on our website, at www.DelekUS.com , under the "Investor Relations" caption, promptly following the date of any such amendment or waiver.

ITEM 11. *Executive Compensation*

The information required by this Item will be included under "Executive Compensation" and "Corporate Governance" in the Definitive Proxy Statement and is incorporated herein by reference.

ITEM 12. *Security Ownership of Certain Owners and Management and Related Stockholder Matters*

The information required by this Item will be included under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Definitive Proxy Statement and is incorporated herein by reference.

ITEM 13. *Certain Relationships and Related Transactions and Director Independence*

The information required by this Item will be included under "Certain Relationships and Related Transactions," "Election of Directors" and "Corporate Governance" in the Definitive Proxy Statement and is incorporated herein by reference.

ITEM 14. *Principal Accounting Fees and Services*

The information required by this Item will be included under "Relationship with Independent Auditors" in the Definitive Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) Certain Documents Filed as Part of this Annual Report on Form 10-K

1. Financial Statements

2. Exhibits — See below

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
4.1	Specimen common stock certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.1*	Employment Agreement, dated as of May 1, 2004, by and between MAPCO Express, Inc., Uzi Yemin and Delek US Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.1(a)*	Amendment No. 1 to Employment Agreement, dated as of October 31, 2005 and effective as of September 15, 2005, by and among MAPCO Express, Inc., Delek US Holdings, Inc. and Uzi Yemin (incorporated by reference to Exhibit 10.1(a) to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.1(b)*	Amendment No. 2 to Employment Agreement, dated as of February 1, 2006, by and among MAPCO Express, Inc., Delek US Holdings, Inc. and Uzi Yemin (incorporated by reference to Exhibit 10.1(b) to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.1(c)*	Amendment No. 3 to Employment Agreement, dated as of April 17, 2006, by and among MAPCO Express, Inc., Delek US Holdings, Inc. and Uzi Yemin (incorporated by reference to Exhibit 10.1(c) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.1(d)*	Amendment No. 4 to Employment Agreement, dated as of November 13, 2006, by and among MAPCO Express, Inc., Delek US Holdings, Inc. and Uzi Yemin (incorporated by reference to Exhibit 10.1(d) to the Company's Form 10-K filed on March 20, 2007)
10.1(e)*	Amendment No. 5 dated July 23, 2007 to Employment Agreement by and among MAPCO Express, Inc., Delek US Holdings, Inc. and Uzi Yemin (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on November 9, 2007)
10.2*	Amended and Restated Consulting Agreement, dated as of April 11, 2006, by and between Greenfeld-Energy Consulting, Ltd. and Delek Refining, Ltd. (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.3*	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.4	Registration Rights Agreement, dated as of April 17, 2006, by and between Delek US Holdings, Inc. and Delek Group Ltd. (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.5	Amended and Restated Credit Agreement, dated as of April 28, 2005, among MAPCO Express, Inc., MAPCO Family Centers, Inc., the several lenders from time to time party to the Agreement, Lehman Brothers Inc., SunTrust Bank, Bank Leumi USA and Lehman Commercial Paper Inc. (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)

Exhibit No.	Description
10.5(a)	First Amendment to Amended and Restated Credit Agreement, dated as of August 18, 2005, among MAPCO Express, Inc., MAPCO Family Centers, Inc., the several banks and other financial institutions or entities from time to time parties thereto, Lehman Brothers Inc., SunTrust Bank, Bank Leumi USA and Lehman Commercial Paper Inc. (incorporated by reference to Exhibit 10.7(a) to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.5(b)	Second Amendment to Amended and Restated Credit Agreement, dated as of October 11, 2005, among MAPCO Express, Inc., the several banks and other financial institutions or entities from time to time parties to the Agreement, Lehman Brothers Inc., SunTrust Bank, Bank Leumi USA and Lehman Commercial Paper Inc. (incorporated by reference to Exhibit 10.7(b) to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.5(c)	Third Amendment to Amended and Restated Credit Agreement, dated as of December 15, 2005, among MAPCO Express, Inc., the several banks and other financial institutions or entities from time to time parties to the Credit Agreement, Lehman Brothers Inc., SunTrust Bank, Bank Leumi USA and Lehman Commercial Paper Inc. (incorporated by reference to Exhibit 10.7(c) to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.5(d)	Fourth Amendment to Amended and Restated Credit Agreement, dated as of April 18, 2006, among MAPCO Express, Inc., the several banks and other financial institutions or entities from time to time parties to the Credit Agreement, Lehman Brothers, Inc., SunTrust Bank, Bank Leumi USA and Lehman Commercial Paper Inc. (incorporated by reference to Exhibit 10.7(d) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.5(e)	Fifth Amendment to Amended and Restated Credit Agreement, dated as of June 14, 2006, among MAPCO Express, Inc., the several banks and other financial institutions or entities from time to time parties to the Credit Agreement, Lehman Brothers, Inc., SunTrust Bank, Bank Leumi USA and Lehman Commercial Paper Inc. (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on August 11, 2006)
10.5(f)	Sixth Amendment to Amended and Restated Credit Agreement entered into effective July 13, 2006, among MAPCO Express, Inc., the several banks and other financial institutions or entities from time to time parties to the Credit Agreement, Lehman Brothers, Inc., SunTrust Bank, Bank Leumi USA and Lehman Commercial Paper, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on November 14, 2006)
10.5(g)	Seventh Amendment to Amended and Restated Credit Agreement entered into effective March 30, 2007, among MAPCO Express, Inc., the several banks and other financial institutions or entities, from time to time, parties to the Credit Agreement, Lehman Brothers, Inc., SunTrust Bank, Bank Leumi USA and Lehman Commercial Paper, Inc. (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on May 15, 2007)
10.5(h)	Eighth Amendment to Amended and Restated Credit Agreement entered into effective December 3, 2008, among MAPCO Express, Inc., the several banks and other financial institutions or entities, from time to time, parties to the Credit Agreement, Lehman Brothers, Inc., SunTrust Bank, Bank Leumi USA and Lehman Commercial Paper, Inc.
10.5(i)	Ninth Amendment to the Amended and Restated Credit Agreement entered into effective January 28, 2009, among MAPCO Express, Inc., the several banks and other financial institutions or entities, from time to time, parties to the Credit Agreement, Lehman Brothers, Inc., SunTrust Bank, Bank Leumi USA and Lehman Commercial Paper, Inc.
10.6	Amended and Restated Revolving Credit Agreement, dated as of May 2, 2005, among Delek Refining, Ltd., Delek Pipeline Texas, Inc., the several banks and other financial institutions and lenders from time to time party thereto, SunTrust Bank, The CIT Group/Business Credit, Inc., National City Business Credit, Inc., Bank of America, N.A. and PNC Business Credit, Inc. (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.6(a)	First Amendment to Amended and Restated Credit Agreement, dated as of October 1, 2005, among Delek Refining, Ltd., Delek Pipeline Texas, Inc., various financial institutions, SunTrust Bank and The CIT Group/Business Credit, Inc. (incorporated by reference to Exhibit 10.8(a) to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)

Exhibit No.	Description
10.6(b)	Second Amended and Restated Credit Agreement, dated as of October 13, 2006, among Delek Refining, Ltd., Delek Pipeline Texas, Inc. and various financial institutions including SunTrust Bank as administrative agent, issuing bank, swingline lender and collateral agent. (incorporated by reference to Exhibit 10.8(b) to the Company's Form 10-K filed on March 20, 2007)
10.6(c)	First Amendment to Second Amended and Restated Credit Agreement, dated as of December 15, 2008, among Delek Refining, Ltd., Delek Pipeline Texas, Inc., various financial institutions including SunTrust Bank as administrative agent, issuing bank, swingline lender and collateral agent.
10.6(d)	Letter Agreement (Second Amendment) to Second Amended and Restated Credit Agreement, dated as of January 30, 2009, among Delek Refining, Ltd., Delek Pipeline Texas, Inc. and various financial institutions including SunTrust Bank as administrative agent, issuing bank, swingline lender and collateral agent.
10.6(e)	Third Amendment to Second Amended and Restated Credit Agreement, dated as of February 13, 2009, among Delek Refining, Ltd., Delek Pipeline Texas, Inc. and various financial institutions including SunTrust Bank as administrative agent, issuing bank, swingline lender and collateral agent.
10.6(f)	Fourth Amendment to Second Amended and Restated Credit Agreement, dated as of February 18, 2009, among Delek Refining, Ltd., Delek Pipeline Texas, Inc. and various financial institutions including SunTrust Bank as administrative agent, issuing bank, swingline lender and collateral agent.
10.7+	Pipeline Capacity Lease Agreement, dated April 12, 1999, between La Gloria Oil and Gas Company and Scurlock Permian, LLC (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.7(a)+	One-Year Renewal of Pipeline Capacity Lease Agreement, dated December 21, 2004, between Plains Marketing, L.P., as successor to Scurlock Permian LLC, and La Gloria Oil and Gas Company (incorporated by reference to Exhibit 10.11(a) to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.7(b)+	Assignment of the Pipeline Capacity Lease Agreement, as amended and renewed on December 21, 2004, by La Gloria Oil and Gas Company to Delek Refining, Ltd. (incorporated by reference to Exhibit 10.11(b) to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.7(c)+	Amendment to One-Year Renewal of Pipeline Capacity Lease Agreement, dated January 15, 2006, between Delek Refining, Ltd. and Plains Marketing, L.P. (incorporated by reference to Exhibit 10.11(c) to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.7(d)	Extension of Pipeline Capacity Lease Agreement, dated January 15, 2006, between Delek Refining, Ltd. and Plains Marketing, L.P. (incorporated by reference to Exhibit 10.11(d) to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.7(e)+	Modification and Extension of Pipeline Capacity Lease Agreement, effective May 1, 2006, between Delek Refining, Ltd. and Plains Marketing, L.P. (incorporated by reference to Exhibit 10.11(e) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.8+	Branded Jobber Contract, dated December 15, 2005, between BP Products North America, Inc. and MAPCO Express, Inc. (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.9*	Delek US Holdings, Inc. 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.9(a)*	Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.13(a) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.9(b)*	Director Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.13(b) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)

Exhibit No.	Description
10.9(c)*	Officer Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.13(c) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.10	Description of Director Compensation (incorporated by reference to Exhibit 10.8 to the Company's Form 10-Q filed on May 15, 2007)
10.11	Management and Consulting Agreement, dated as of January 1, 2006, by and between Delek Group Ltd. and Delek US Holdings, Inc. (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675).
10.12	Promissory Note, dated May 23, 2006, in the principal amount of $30,000,000.00, of Delek Finance, Inc., in favor of Israel Discount Bank of New York (incorporated by reference to Exhibit 10.10 to the Company's Form 10-Q filed on May 24, 2006)
10.12(a)	Amended and Restated Term Loan Note, dated December 30, 2008, in the principal amount of $30,000,000 of Delek Finance, Inc., in favor of Israel Discount Bank of New York.
10.13	Credit Agreement dated July 31, 2006, by and between Delek Marketing & Supply, LP, and various financial institutions, from time to time, party to the Agreement, as Lenders, and Fifth Third Bank, Administrative Agent (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on November 14, 2006)
10.13(a)	First Amendment dated January 9, 2007 to the Credit Agreement dated July 31, 2006, by and between Delek Marketing & Supply, LP, and various financial institutions, from time to time, party to the Agreement, as Lenders, and Fifth Third Bank, Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on May 15, 2007)
10.13(b)	Second Amendment dated July 27, 2007 to Credit Agreement dated July 31, 2006 by and between Delek Marketing & Supply, LP and various financial institutions from time to time party to the Agreement, as Lenders, and Fifth Third Bank as Administrative Agent, and L/C Issuer (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on November 9, 2007)
10.13(c)	Amended and Restated Credit Agreement dated December 19, 2007 by and between Delek Marketing & Supply, LP and various financial institutions from time to time party to the agreement, as Lenders, and Fifth Third Bank, as Administrative Agent and L/C issuer (incorporated by reference to Exhibit 10.16(c) to the Company's Form 10-K filed on March 3, 2008)
10.13(d)	First Amendment dated October 17, 2008 to Amended and Restated Credit Agreement dated December 19, 2007 by and between Delek Marketing & Supply, LP and various financial institutions from time to time party to the agreement, as Lenders, and Fifth Third Bank, as Administrative Agent and L/C issuer
10.14	Promissory Note dated July 27, 2006, by and between Delek US Holdings, Inc., and Bank Leumi USA as lender (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on November 14, 2006)
10.15	Purchase and Sale Agreement dated February 8, 2007, by and between MAPCO Express, Inc., Calfee Company of Dalton, Inc., FM Leasing, LP, FM Leasing I, LP, MF Leasing, LP, AC Stores, LP, Com-Pac Properties, LLC, Com-Pac Properties Group, LP and Favorite One Properties, LP. (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on May 15, 2007)
10.15(a)	First Amendment dated April 2, 2007, to the Purchase and Sale Agreement dated February 8, 2007, by and between MAPCO Express, Inc., Calfee Company of Dalton, Inc., FM Leasing, LP, FM Leasing I, LP, MF Leasing, LP, AC Stores, LP, Com-Pac Properties, LLC, Com-Pac Properties Group, LP and Favorite One Properties, LP. (incorporated by reference to Exhibit 10.2(a) to the Company's Form 10-Q filed on May 15, 2007)
10.16	Credit Agreement dated March 30, 2007, by and between Delek US Holdings, Inc. and Lehman Commercial Paper Inc., as administrative agent, Lehman Brothers Inc., as arranger and joint bookrunner, and JPMorgan Chase Bank, N.A., as documentation agent, arranger and joint bookrunner (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed on May 15, 2007)

Exhibit No.	Description
10.16(a)	First Amendment dated August 20, 2007 to the Credit Agreement dated March 30, 2007 by and between Delek US Holdings, Inc. and Lehman Commercial Paper, Inc., as administrative agent, Lehman Brothers, Inc., as arranger and joint bookrunner, and JPMorgan Chase Bank, N.A. as documentation agent, arranger and joint bookrunner (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed on November 9, 2007)
10.16(b)	Second Amendment dated October 17, 2007 to the Credit Agreement dated March 30, 2007 by and between Delek US Holdings, Inc. and Lehman Commercial Paper, Inc., as administrative agent, Lehman Brothers, Inc. as arranger and joint bookrunner, and JP Morgan Chase Bank, N.A. as documentation agent, arranger and joint bookrunner (incorporated by reference to Exhibit 10.19(b) to the Company's Form 10-K filed on March 3, 2008)
10.16(c)	Third Amendment dated December 4, 2007 to the Credit Agreement dated March 30, 2007 by and between Delek US Holdings, Inc. and Lehman Commercial Paper, Inc., as administrative agent, Lehman Brothers, Inc. as arranger and joint bookrunner, and JP Morgan Chase Bank, N.A. as documentation agent, arranger and joint bookrunner (incorporated by reference to Exhibit 10.19(c) to the Company's Form 10-K filed on March 3, 2008)
10.16(d)	Fourth Amendment dated June 26, 2008 to the Credit Agreement dated March 30, 2007 by and between Delek US Holdings, Inc. and Lehman Commercial Paper, Inc., as administrative agent, Lehman Brothers, Inc., as arranger and joint bookrunner, and JP Morgan Chase Bank, N.A. as documentation agent, arranger and joint bookrunner (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on August 11, 2008)
10.16(e)	Fifth Amendment dated December 29, 2008 to the Credit Agreement dated March 30, 2007 by and between Delek US Holdings, Inc. and Lehman Commercial Paper, Inc., as administrative agent, Lehman Brothers, Inc., as arranger and joint bookrunner, and JP Morgan Chase Bank, N.A. as documentation agent, arranger and joint bookrunner
10.17*	Letter Agreement dated September 1, 2004, by and between MAPCO Express, Inc. and Assaf Ginzburg (incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q filed on May 15, 2007)
10.18*	Letter Agreement dated May 25, 2005, by and between MAPCO Express, Inc. and Edward A. Morgan (incorporated by reference to Exhibit 10.6 to the Company's Form 10-Q filed on May 15, 2007)
10.19*	Letter Agreement dated May 25, 2005, by and between Delek Refining, Inc. and Frederec Green (incorporated by reference to Exhibit 10.7 to the Company's Form 10-Q filed on May 15, 2007)
10.20	Stock Purchase Agreement dated July 12, 2007 by and between TransMontaigne, Inc. and Delek US Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on November 9, 2007)
10.21	Registration Rights Agreement dated August 22, 2007 by and between Delek US Holdings, Inc. and TransMontaigne, Inc. (incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q filed on November 9, 2007)
10.21(a)	Assignment and Assumption Agreement dated October 9, 2007 by and between TransMontaigne, Inc., as assignor, Morgan Stanley Capital Group, Inc., as assignee, and Delek US Holdings, Inc. (incorporated by reference to Exhibit 10.24(a) to the Company's Form 10-K filed on March 3, 2008)
10.22++	Distribution Service Agreement dated December 28, 2007 by and between MAPCO Express, Inc. and Core-Mark International, Inc. (incorporated by reference to Exhibit 10.25 to the Company's Form 10-K filed on March 3, 2008)
21.1	Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP
24.1	Power of Attorney
31.1	Certification of the Company's Chief Executive Officer pursuant to Rule 13a-14(a)/15(d)-14(a) under the Securities Exchange Act
31.2	Certification of the Company's Chief Financial Officer pursuant to Rule 13a-14(a)/15(d)-14(a) under the Securities Exchange Act

Exhibit No.	Description
32.1	Certification of the Company's Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Company's Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

* Management contract or compensatory plan or arrangement.

+ Confidential portions of this exhibit have been omitted pursuant to an order of the Securities and Exchange Commission granting confidential treatment under Rule 406 of the Securities Act. Omitted portions have been filed separately with the Securities and Exchange Commission.

++ Confidential portions of this exhibit have been omitted pursuant to an order of the Securities and Exchange Commission granting confidential treatment under Rule 24b-2 of the Securities Exchange Act. Omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Delek US Holdings, Inc.

By: /s/ Edward Morgan

Edward Morgan
Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Dated: March 9, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by or on behalf of the following persons on behalf of the registrant and in the capacities indicated on March 9, 2008:

/s/ Ezra Uzi Yemin

Ezra Uzi Yemin
Director, President and Chief Executive Officer
(Principal Executive Officer)

/s/ Gabriel Last*

Gabriel Last
Director

/s/ Asaf Bartfeld*

Asaf Bartfeld
Director

/s/ Carlos E. Jorda*

Carlos E. Jorda
Director

/s/ Zvi Greenfeld*

Zvi Greenfeld
Director

/s/ Philip L. Maslowe*

Philip L. Maslowe
Director

/s/ Charles H. Leonard*

Charles H. Leonard
Director

/s/ Edward Morgan

Edward Morgan
Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

*By: /s/ Edward Morgan

Edward Morgan
Individually and as Attorney-in-Fact

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Delek US Holdings, Inc.

Consolidated Financial Statements
As of December 31, 2008 and 2007 and
For Each of the Three Years Ended December 31, 2008

INDEX TO FINANCIAL STATEMENTS

All other financial schedules are not required under related instructions, or are inapplicable and therefore have been omitted.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Delek US Holdings, Inc.

We have audited Delek US Holdings, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Delek US Holdings, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Delek US Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Delek US Holdings, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008 of Delek US Holdings, Inc. and our report dated March 3, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Nashville, Tennessee
March 3, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Delek US Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Delek US Holdings, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Delek US Holdings, Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Delek US Holdings, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Nashville, Tennessee
March 3, 2009

Delek US Holdings, Inc.

Consolidated Balance Sheets

	December 31, 2008	December 31, 2007
	(In millions, except share and per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 15.3	$ 105.0
Short-term investments	—	44.4
Accounts receivable	45.4	118.8
Inventory	80.2	124.7
Assets held for sale	20.9	34.7
Other current assets	38.8	47.7
Total current assets	200.6	475.3
Property, plant and equipment:		
Property, plant and equipment	708.9	610.2
Less: accumulated depreciation	(127.2)	(89.6)
Property, plant and equipment, net	581.7	520.6
Goodwill	77.5	86.1
Other intangibles, net	10.0	11.2
Minority investment	131.6	139.5
Other non-current assets	15.8	11.6
Total assets	$1,017.2	$1,244.3
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 68.0	$ 248.6
Current portion of long-term debt and capital lease obligations	68.9	10.8
Notes payable	15.0	—
Liabilities associated with assets held for sale	0.2	0.4
Accrued expenses and other current liabilities	34.1	45.2
Total current liabilities	186.2	305.0
Non-current liabilities:		
Long-term debt and capital lease obligations, net of current portion	202.1	344.4
Environmental liabilities, net of current portion	5.2	6.7
Asset retirement obligations	6.6	5.3
Deferred tax liabilities	71.1	60.3
Other non-current liabilities	12.2	10.1
Total non-current liabilities	297.2	426.8
Shareholders' equity:		
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 110,000,000 shares authorized, 53,682,070 and 53,666,570 shares issued and outstanding at December 31, 2008 and 2007, respectively	0.5	0.5
Additional paid-in capital	277.8	274.1
Accumulated other comprehensive income	(0.6)	0.3
Retained earnings	256.1	237.6
Total shareholders' equity	533.8	512.5
Total liabilities and shareholders' equity	$1,017.2	$1,244.3

See accompanying notes to the consolidated financial statements

Delek US Holdings, Inc.

Consolidated Statements of Operations

	Year Ended December 31,		
	2008	2007	2006
	(In millions, except shares and per share data)		
Net sales	$ 4,615.2	$ 3,900.9	$ 3,016.0
Operating costs and expenses:			
Cost of goods sold	4,210.0	3,453.5	2,643.7
Operating expenses	233.8	207.1	162.4
General and administrative expenses	56.8	54.0	37.4
Depreciation and amortization	40.9	31.6	21.4
Gain on sales of assets	(6.8)	—	—
Gain on forward contract activities	—	(0.1)	—
Total operating costs and expenses	4,534.7	3,746.1	2,864.9
Operating income	80.5	154.8	151.1
Interest expense	23.7	30.6	24.2
Interest income	(2.1)	(9.3)	(7.2)
Interest expense to related parties	—	—	1.0
Loss from minority investment	7.9	0.8	—
Gain on debt extinguishment	(1.6)	—	—
Impairment of goodwill	11.2	—	—
Other expenses, net	1.0	2.4	0.2
Total non-operating expenses	40.1	24.5	18.2
Income from continuing operations before income tax expense	40.4	130.3	132.9
Income tax expense	17.4	34.9	42.4
Income from continuing operations	23.0	95.4	90.5
Income from discontinued operations, net of tax	3.5	1.0	2.5
Net income	$ 26.5	$ 96.4	$ 93.0
Basic earnings per share:			
Income from continuing operations	$ 0.43	$ 1.83	$ 1.92
Income from discontinued operations	0.07	0.02	0.06
Total basic earnings per share	$ 0.50	$ 1.85	$ 1.98
Diluted earnings per share:			
Income from continuing operations	$ 0.43	$ 1.80	$ 1.89
Income from discontinued operations	0.06	0.02	0.05
Total diluted earnings per share	$ 0.49	$ 1.82	$ 1.94
Weighted average common shares outstanding:			
Basic	53,675,145	52,077,893	47,077,369
Diluted	54,401,747	52,850,231	47,915,962
Dividends declared per common share outstanding	$ 0.15	$ 0.54	$ 0.04

See accompanying notes to the consolidated financial statements

Delek US Holdings, Inc.

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Shareholders' Equity
	Shares	Amount				
	(In millions, except shares and per share data)					
Balance at December 31, 2005	39,389,869	0.4	40.7	—	78.7	119.8
Comprehensive income, net of tax:						
Net income	—	—	—	—	93.0	93.0
Comprehensive income	—	—	—	—	93.0	93.0
Proceeds from public offering	11,500,000	0.1	166.8	—	—	166.9
Common stock dividends ($0.04 per share)	—	—	—	—	(1.9)	(1.9)
Stock-based compensation expense	—	—	2.4	—	—	2.4
Income tax benefit of stock-based compensation expense	—	—	1.5	—	—	1.5
Exercise of stock-based awards	250,000	—	0.5	—	—	0.5
Balance at December 31, 2006	51,139,869	0.5	211.9	—	169.8	382.2
Comprehensive income, net of tax:						
Net income	—	—	—	—	96.4	96.4
Unrealized gain on cash flow hedges, net of deferred income tax expense of $0.2 million	—	—	—	0.3	—	0.3
Comprehensive income	—	—	—	0.3	96.4	96.7
Common stock dividends ($0.54 per share)	—	—	—	—	(28.5)	(28.5)
Stock-based compensation expense	—	—	3.3	—	—	3.3
Income tax benefit of stock-based compensation expense	—	—	3.8	—	—	3.8
Exercise of stock-based awards	610,034	—	3.9	—	—	3.9
Stock issued in connection with purchase of minority investment	1,916,667	—	51.2	—	—	51.2
Cumulative effect of adoption of FIN 48	—	—	—	—	(0.1)	(0.1)
Balance at December 31, 2007	53,666,570	$0.5	$274.1	$ 0.3	$237.6	$512.5
Comprehensive income, net of tax:						
Net income	—	—	—	—	26.5	26.5
Unrealized loss on cash flow hedges, net of deferred income tax benefit of $0.6 million	—	—	—	(0.9)	—	(0.9)
Comprehensive income	—	—	—	(0.9)	26.5	25.6
Common stock dividends ($0.15 per share)	—	—	—	—	(8.0)	(8.0)
Stock-based compensation expense	—	—	3.7	—	—	3.7
Exercise of stock-based awards	15,500	—	—	—	—	—
Balance at December 31, 2008	53,682,070	$0.5	$277.8	$(0.6)	$256.1	$533.8

See accompanying notes to the consolidated financial statements

Delek US Holdings, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31		
	2008	2007	2006
		(In millions)	
Cash flows from operating activities:			
Net income	$ 26.5	$ 96.4	$ 93.0
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	40.9	31.6	21.4
Amortization of deferred financing costs	4.7	4.9	4.2
Accretion of asset retirement obligations	0.7	0.1	0.3
Deferred income taxes	10.0	10.2	22.8
Loss from minority investment	7.9	0.8	—
Loss on interest rate derivative instruments	1.0	2.4	—
Gain on sale of assets	(6.8)	—	—
Gain on sale of assets held for sale	(0.4)	—	—
Loss on impairment of goodwill	11.2	—	—
Stock-based compensation expense	3.7	3.3	2.4
Income tax benefit of stock-based compensation	—	(3.8)	(1.5)
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable, net	73.4	(35.1)	(30.7)
Inventory and other current assets	59.0	(19.5)	(37.2)
Accounts payable and other current liabilities	(193.2)	84.8	37.1
Non-current assets and liabilities, net	(10.3)	3.3	(2.5)
Net cash provided by operating activities	28.3	179.4	109.3
Cash flows from investing activities:			
Purchases of short-term investments	(472.8)	(3,213.7)	(520.2)
Sales of short-term investments	517.2	3,242.5	473.6
Purchase of minority investment	—	(89.1)	—
Business combinations, net of cash acquired	—	(74.6)	(107.3)
Purchase of property, plant and equipment	(102.1)	(86.9)	(96.6)
Proceeds from sale of convenience store assets	8.8	0.3	—
Proceeds from sale of assets held for sale	9.8	—	—
Net cash used in investing activities	(39.1)	(221.5)	(250.5)
Cash flows from financing activities:			
Net (repayments) proceeds from revolvers	(42.2)	4.6	46.7
Proceeds from other debt instruments	35.0	65.0	60.0
Payments on debt and capital lease obligations	(62.0)	(2.0)	(47.4)
Proceeds from note payable to related parties	15.0	—	—
Payments of note payable to related parties	(15.0)	—	(42.5)
Proceeds from issuance of common stock	—	—	166.9
Proceeds from exercise of stock options	—	3.9	0.5
Income tax benefit of stock-based compensation	—	3.8	1.5
Dividends paid	(8.0)	(28.5)	(1.9)
Deferred financing costs paid	(1.7)	(1.3)	(3.6)
Net cash (used in) provided by financing activities	(78.9)	45.5	180.2
Net increase in cash and cash equivalents	(89.7)	3.4	39.0
Cash and cash equivalents at the beginning of the period	105.0	101.6	62.6
Cash and cash equivalents at the end of the period	$ 15.3	$ 105.0	$ 101.6
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest, net of capitalized interest of $3.4 million and $2.1 million in 2008 and 2007, respectively	$ 17.8	$ 22.1	$ 19.1
Income taxes	$ 5.1	$ 34.1	$ 32.5
Stock issued in connection with acquisition of minority investment	$ —	$ 51.2	$ —

See accompanying notes to the consolidated financial statements

Delek US Holdings, Inc.

Notes to Consolidated Financial Statements

1. General

Delek US Holdings, Inc. ("Delek", "we", "our" or "us") is the sole shareholder of MAPCO Express, Inc. ("Express"), MAPCO Fleet, Inc. ("Fleet"), Delek Refining, Inc. ("Refining"), Delek Finance, Inc. ("Finance") and Delek Marketing and Supply, Inc. ("Marketing"), (collectively, the "Subsidiaries").

We are a Delaware corporation formed in connection with our acquisition in May 2001 of 198 retail fuel and convenience stores from a subsidiary of the Williams Companies. Since then, we have completed several other acquisitions of retail fuel and convenience stores. In April 2005, we expanded our scope of operations to include complementary petroleum refining and wholesale and distribution businesses by acquiring a refinery in Tyler, Texas. We initiated operations of our marketing segment in August 2006 with the purchase of assets from Pride Companies LP and affiliates (Pride Acquisition). Delek and Express were incorporated during April 2001 in the State of Delaware. Fleet, Refining, Finance, and Marketing were incorporated in the State of Delaware during January 2004, February 2005, April 2005 and June 2006, respectively.

On May 9, 2006, we completed an initial public offering ("IPO") of 11,500,000 shares of our common stock at a price of $16.00 per share for an aggregate offering price of approximately $184.0 million. The shares, which are listed on the New York Stock Exchange, began trading on May 4, 2006, under the symbol "DK." All of the shares offered were primary shares sold by Delek. We received approximately $166.9 million in net proceeds from the initial public offering after payment of underwriting discounts and commissions and deduction of offering expenses. The initial public offering represented the sale by us of a 22.6% interest in Delek as of the offering date. Our remaining outstanding shares, at the close of our initial public offering, were beneficially owned by Delek Group Ltd. ("Delek Group") located in Natanya, Israel.

2. Accounting Policies

Basis of Presentation

Our consolidated financial statements include the accounts of Delek and its wholly-owned subsidiaries. All significant intercompany transactions and account balances have been eliminated in consolidation.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") and in accordance with the rules and regulations of the Securities and Exchange Commission ("SEC") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

Delek is a diversified energy business focused on petroleum refining, wholesale sales of refined products and retail marketing. Management views operating results in primarily three segments: refining, marketing and retail. The refining segment operates a high conversion, independent refinery in Tyler, Texas. The marketing segment sells refined products on a wholesale basis in west Texas through company-owned and third-party operating terminals. The retail segment markets gasoline, diesel and other refined petroleum products, and convenience merchandise through a network of 458 company-operated retail fuel and convenience stores. Segment reporting is more fully discussed in Note 13.

Discontinued Operations

In December 2008, we met the requirements under the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144") to classify our retail segment's Virginia division ("Virginia stores") as a group of assets held for sale. The fair value assessment of these assets, performed in the fourth quarter of 2008, did not result in an impairment. We have ceased depreciation of these assets. In December 2008, we sold 12 of the 36 stores in this division and expect that we will dispose of the remaining stores over the next twelve months.

Reclassifications

Having classified the Virginia stores as assets held for sale, the consolidated balance sheets for all periods presented have been reclassified to reflect net assets held for sale and net liabilities associated with assets held for sale. The statements of operations for all periods presented have been reclassified to reflect the results of the Virginia stores as income from discontinued operations, net of taxes.

Sales of intermediate feedstocks, which had previously been presented on a net basis in cost of goods sold, have been reclassified to net sales. This change in presentation resulted in an increase in both net sales and cost of goods sold of $8.4 million for the year ended December 31, 2006.

Certain pipeline expenses previously presented in cost of goods sold have been reclassified to operating expense, general and administrative expenses, and depreciation and amortization. This change in presentation resulted in a decrease in cost of goods sold totaling $2.3 million in 2006. These other expenses were increased, in total, by the same amounts.

These reclassifications were made in order to conform to the current year reporting and had no effect on net income or shareholders' equity as previously reported.

Cash and Cash Equivalents

Delek maintains cash and cash equivalents in accounts with large, national financial institutions and retains nominal amounts of cash at the convenience store locations as petty cash. All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. As of December 31, 2007, these cash equivalents consisted primarily of time deposits, money market investments and high-quality commercial paper. As of December 31, 2008, these cash equivalents consisted primarily of overnight investments in U.S. Government obligations and bank repurchase obligations collateralized by U.S. Government obligations.

Short-Term Investments

Short-term investments as of December 31, 2007 primarily consisted of investment grade market auction rate debt securities and municipal rate bonds, which were classified as "available for sale" under the provisions of SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. These short-term investments were carried at cost, which approximated fair market value. As of December 31, 2008, we held no short-term investments.

Our auction rate investment, totaling $5.6 million, held four quarterly auctions in 2008 which were not fully subscribed. During 2008, we have reclassified this investment from short-term investments to other non-current assets. The underlying security for this investment is Merrill Lynch non-cumulative preferred stock. The auction rate investment is rated at investment grade levels of BBB+/Baa1 as of December 31, 2008 and has continued to pay interest. Based on our ability to access cash and cash equivalents, our expected operating cash flows and availability under our existing borrowing facilities, we currently do not anticipate the temporary lack of liquidity on this auction rate security to materially impact our overall liquidity.

Accounts Receivable

Accounts receivable primarily consists of receivables related to credit card sales, receivables from vendor promotions and trade receivables generated in the ordinary course of business. Delek recorded an allowance for doubtful accounts related to trade receivables of less than $0.1 million as of both December 31, 2008 and 2007, respectively.

We sell a variety of products to a diverse customer base. On a consolidated basis, there were no customers that accounted for more than 10% of net sales during the years ended December 31, 2008, 2007 and 2006.

One customer of our refinery segment accounted for 24.2% and 14.0% of the refining segment's accounts receivable balance as of December 31, 2008 and 2007, respectively.

One credit card provider accounted for 15% and 12% of the retail segment's total accounts receivable balance as of December 31, 2008 and 2007, respectively.

Two customers accounted for approximately 51.8% and 23% of the marketing segment's accounts receivable balance as of December 31, 2008 and 2007, respectively.

Inventory

Refinery inventory consists of crude oil, refined products and blendstocks which are stated at the lower of cost or market. Cost is determined under the last-in, first-out ("LIFO") valuation method. Cost of crude oil, refined product and blendstock inventories in excess of market value are charged to cost of goods sold. Such changes are subject to reversal in subsequent periods, not to exceed LIFO cost, if prices recover.

Marketing inventory consists of refined products which are stated at the lower of cost or market on a first-in, first-out ("FIFO") basis.

Retail merchandise inventory consists of gasoline, diesel fuel, other petroleum products, cigarettes, beer, convenience merchandise and food service merchandise. Fuel inventories are stated at the lower of cost or market on a FIFO basis. Non-fuel inventories are stated at estimated cost as determined by the retail inventory method.

Property, Plant and Equipment

Assets acquired by Delek in conjunction with acquisitions are recorded at estimated fair market value in accordance with the purchase method of accounting as prescribed in SFAS No. 141, *Business Combinations*. Other acquisitions of property and equipment are carried at cost. Betterments, renewals and extraordinary repairs that extend the life of an asset are capitalized. Maintenance and repairs are charged to expense as incurred. Delek owns certain fixed assets on leased locations and depreciates these assets and asset improvements over the lesser of management's estimated useful lives of the assets or the remaining lease term.

Depreciation is computed using the straight-line method over management's estimated useful lives of the related assets, which are as follows:

	Years
Automobiles	3-5
Computer equipment and software	3-10
Refinery turnaround costs	4
Furniture and fixtures	5-15
Retail store equipment	7-15
Asset retirement obligation assets	15-40
Refinery machinery and equipment	15-40
Petroleum and other site ("POS") improvements	8-40
Building and building improvements	40

Property, plant and equipment and accumulated depreciation by reporting segment as of December 31, 2008 and depreciation expense by operating segment for the year ended December 31, 2008 are as follows (in millions):

	Refining	Marketing	Retail	Corporate and Other	Consolidated
Property, plant and equipment	$279.1	$33.5	$394.3	$ 2.0	$ 708.9
Less: Accumulated depreciation	(30.7)	(4.0)	(92.4)	(0.1)	(127.2)
Property, plant and equipment, net	$248.4	$29.5	$301.9	$ 1.9	$ 581.7
Depreciation expense	$ 15.8	$ 1.7	$ 22.1	$ 0.1	$ 39.7

Other Intangible Assets

Delek has definite-life intangible assets consisting of long-term supply contracts, non-compete agreements and trademarks. The amortization periods associated with these assets are 11.5 years for the supply contracts, ten years for the non-compete agreements and four years for the trademarks.

Property, Plant and Equipment and Other Intangibles Impairment

Property, plant and equipment and definite life intangibles are evaluated for impairment whenever indicators of impairment exist. In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* Delek evaluates the realizability of these long-lived assets as events occur that might indicate potential impairment. In doing so, Delek assesses whether the carrying amount of the asset is unrecoverable by estimating the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges. If the carrying amount is more than the recoverable amount, an impairment charge must be recognized based on the fair value of the asset.

Property and equipment of retail stores identified for closing are written down to their estimated net realizable value at the time such stores are closed. Delek analyzes regional market, division and store operations for changes in market demographics, competition, economic conditions and other factors, including the variability of cash flow. As a result, Delek identified and recorded impairment charges of $0.3 million for closed stores in 2007. In 2007, we turned certain locations into unbranded dealer operations. Similar changes may occur in the future that will require us to record impairment.

Capitalized Interest

Delek had a significant construction period associated with several capital projects in the refining segment and with the construction related to the new "prototype" stores being built in the retail segment. For the years ended December 31, 2008, 2007 and 2006, interest of $3.3 million, $1.9 million and $1.6 million, respectively, was capitalized by the refining segment. The retail segment capitalized $0.2 million of interest for each of the three years ended December 31, 2008, 2007 and 2006. There was no interest capitalized by the marketing segment for the years ended December 31, 2008, 2007 and 2006.

Refinery Turnaround Costs

Refinery turnaround costs are incurred in connection with planned shutdowns and inspections of the refinery's major units to perform necessary repairs and replacements. Refinery turnaround costs are deferred when incurred, classified as property, plant and equipment and amortized on a straight-line basis over that period of time estimated to lapse until the next planned turnaround occurs. Refinery turnaround costs include, among other things, the cost to repair, restore, refurbish or replace refinery equipment such as vessels, tanks, reactors, piping, rotating equipment, instrumentation, electrical equipment, heat exchangers and fired heaters. During December 2005, we successfully completed a major turnaround covering the fluid catalytic cracking unit, sulfuric acid alkylation unit, sulfur recovery unit, amine unit and kerosene and gasoline treating units. Turnaround activities for other units are currently scheduled for the first half of 2009.

Goodwill and Potential Impairment

Goodwill in an acquisition represents the excess of the aggregate purchase price over the fair value of the identifiable net assets. Delek's goodwill, all of which was acquired in various purchase business combinations, is recorded at original fair value and is not amortized. Goodwill is subject to annual assessment to determine if an impairment of value has occurred and Delek performs this review annually in the fourth quarter. We could also be required to evaluate our goodwill if, prior to our annual assessment, we experience disruptions in our business, have unexpected significant declines in operating results, or sustain a permanent market capitalization decline. If a reporting unit's carrying amount exceeds its fair value, the impairment assessment leads to the testing of the implied fair value of the reporting unit's goodwill to its carrying amount. If the implied fair value is less than the carrying amount, a goodwill impairment charge is recorded. Our annual assessment of goodwill resulted in an $11.2 million goodwill impairment charge to one of our retail reporting units as of December 31, 2008.

Derivatives

Delek records all derivative financial instruments, including interest rate swap and cap agreements, fuel-related derivatives, over the counter ("OTC") future swaps and forward contracts at estimated fair value regardless of their intended use in accordance with the provisions of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"), as amended and interpreted. Changes in the fair value of the derivative instruments are recognized in operations unless we elect to apply the hedging treatment permitted under the provisions of SFAS 133 allowing such changes to be classified as other comprehensive income. We validate the fair value of all derivative financial instruments on a monthly basis, utilizing valuations from third party financial and brokerage institutions. On a regular basis, Delek enters into commodity contracts with counterparties for various feedstocks. These contracts usually qualify for the normal purchase / normal sale exemption under the standard, and as such are not measured at fair value.

The company's policy under the guidance of FASB Staff Position No. FIN 39-1, *Amendment of FASB Interpretation No. 39* ("FSP 39-1"), is to net the fair value amounts recognized for multiple derivative instruments executed with the same counterparty and offset these values against the cash collateral arising from these derivative positions.

Fair Value of Financial Instruments

The fair values of financial instruments are estimated based upon current market conditions and quoted market prices for the same or similar instruments. Management estimates that the carrying value approximates fair value for all of Delek's assets and liabilities that fall under the scope of SFAS No. 107, *Disclosures about Fair Value of Financial Instruments.*

Effective January 1, 2008, Delek adopted the provisions of SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which pertain to certain financial assets and liabilities measured at fair value in the statement of position on a recurring basis. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about such measurements that are permitted or required under other accounting pronouncements. While SFAS 157 may change the method of calculating fair value, it does not require any new fair value measurements. See Note 14 for further discussion.

Effective January 1, 2008, Delek adopted the provisions of SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — an amendment of FASB Statement No. 115* ("SFAS 159"). This statement permits the election to carry financial instruments and certain other items similar to financial instruments at fair value on the balance sheet, with all changes in fair value reported in earnings. By electing the fair value option in conjunction with a derivative, an entity can achieve an accounting result similar to a fair value hedge without having to comply with complex hedge accounting rules. At January 1, 2008, we did not make the fair value election for any financial instruments not already carried at fair value in accordance with other accounting standards, so the adoption of SFAS 159 did not impact our consolidated financial statements.

Self-Insurance Reserves

Delek is primarily self-insured for employee medical, workers' compensation and general liability costs, with varying limits of per claim and aggregate stop loss insurance coverage that management considers adequate. We maintain an accrual for these costs based on claims filed and an estimate of claims incurred but not reported. Differences between actual settlements and recorded accruals are recorded in the period identified.

Vendor Discounts and Deferred Revenue

Delek receives cash discounts or cash payments from certain vendors related to product promotions based upon factors such as, quantities purchased, quantities sold, merchandise exclusivity, store space and various other factors. In accordance with Emerging Issues Task Force ("EITF") Issue No. 02-16, *Accounting by a Reseller for Consideration Received from a Vendor,* we recognize these amounts as a reduction of inventory until the products are sold, at which time the amounts are reflected as a reduction in cost of goods sold. Certain of these amounts are received from vendors related to agreements covering several periods. These amounts are initially recorded as deferred revenue, are reclassified as a reduction in inventory upon receipts of the products, and are subsequently recognized as a reduction of cost of goods sold as the products are sold.

Delek also receives advance payments from certain vendors relating to non-inventory agreements. These amounts are recorded as deferred revenue and are subsequently recognized as a reduction of cost of goods sold as earned.

Environmental Expenditures

It is Delek's policy to accrue environmental and clean-up related costs of a non-capital nature when it is both probable that a liability has been incurred and the amount can be reasonably estimated. Environmental liabilities represent the current estimated costs to investigate and remediate contamination at our properties. This estimate is based on internal and third-party assessments of the extent of the contamination, the selected remediation technology and review of applicable environmental regulations, typically considering estimated activities and costs for the next 15 years, unless a specific longer range estimate is practicable. Accruals for estimated costs from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study and include, but are not limited to, costs to perform remedial actions and costs of machinery and equipment that is dedicated to the remedial actions and that does not have an alternative use. Such accruals are adjusted as further information develops or circumstances change. We discount environmental liabilities to their present value if payments are fixed and determinable. Expenditures for equipment necessary for environmental issues relating to ongoing operations are capitalized.

Asset Retirement Obligations

Delek recognizes liabilities which represent the fair value of a legal obligation to perform asset retirement activities, including those that are conditional on a future event, when the amount can be reasonably estimated. In the retail segment, these obligations relate to the net present value of estimated costs to remove underground storage tanks at owned and leased retail sites which are legally required under the applicable leases. The asset retirement obligation for storage tank removal on leased retail sites is being accreted over the expected life of the owned retail site or the average retail site lease term. In the refining segment, these obligations relate to the required disposal of waste in certain storage tanks, asbestos abatement at an identified location and other estimated costs that would be legally required upon final closure of the refinery. In the marketing segment, these obligations related to the required cleanout of the pipeline and terminal tanks, and removal of certain above-grade portions of the pipeline situated on right-of-way property.

The reconciliation of the beginning and ending carrying amounts of asset retirement obligations as of December 31, 2008 and 2007 is as follows (in millions):

	December 31, 2008	December 31, 2007
Beginning balance	$ 5.3	$ 3.3
Additional liabilities(1)	0.7	1.5
Acquired liabilities	—	0.7
Liabilities settled	(0.1)	(0.3)
Accretion expense	0.7	0.1
Ending balance	$ 6.6	$ 5.3

(1) This amount represents the recognition of an asset retirement obligation associated with two hazardous waste units at the Tyler refinery, and additional underground storage tanks at various retail stores, as well as management's reassessment of future cost estimates associated with the refining and retail segments' previously recognized remediation obligations.

In order to determine fair value, management must make certain estimates and assumptions including, among other things, projected cash flows, a credit-adjusted risk-free rate and an assessment of market conditions that could significantly impact the estimated fair value of the asset retirement obligation.

Revenue Recognition

Revenues for products sold are recorded at the point of sale upon delivery of product, which is the point at which title to the product is transferred, and when payment has either been received or collection is reasonably assured.

Delek derives service revenue from the sale of lottery tickets, money orders, car washes and other ancillary product and service offerings. Service revenue and related costs are recorded at gross amounts and net amounts, as appropriate, in accordance with the provisions of EITF Issue No. 99-19, *Reporting Revenue Gross as a Principal Versus Net as an Agent.* We record service revenue and related costs at gross amounts when Delek is the primary obligor, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, influences product or service specifications, or has several but not all of these indicators. When Delek is not the primary obligor and does not possess other indicators of gross reporting as discussed previously, we record net service revenue.

Cost of Goods Sold and Operating Expenses

For the retail segment, cost of goods sold comprises the costs of specific products sold. Operating expenses include costs such as wages of employees at the stores, lease expense for the stores, utility expense for the stores and other costs of operating the stores. For the refining segment, cost of goods sold includes all the costs of crude oil, feedstocks and external costs. Operating expenses include the costs associated with the actual operations of the refinery. For the marketing segment, cost of goods sold includes all costs of refined products, additives and related transportation. Operating expenses include the costs associated with the actual operation of owned terminals, terminaling expense at third-party locations and pipeline maintenance costs.

Sales, Use and Excise Taxes

Delek's policy is to exclude sales, use and excise taxes from revenue when we are an agent of the taxing authority, in accordance with EITF Issue No. 06-3, *How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).*

Deferred Financing Costs

Deferred financing costs represent expenses related to issuing our long-term debt and obtaining our lines of credit. These amounts are amortized ratably over the remaining term of the respective financing and are included in interest expense. See Note 11 for further information.

Advertising Costs

Delek expenses advertising costs as the advertising space is utilized. Advertising expense for the years ended December 31, 2008, 2007 and 2006 was $2.5 million, $2.1 million and $2.0 million, respectively.

Operating Leases

Delek leases land and buildings under various operating lease arrangements, most of which provide the option, after the initial lease term, to renew the leases. Some of these lease arrangements include fixed rental rate increases, while others include rental rate increases based upon such factors as changes, if any, in defined inflationary indices.

In accordance with SFAS No. 13, *Accounting for Leases*, for all leases that include fixed rental rate increases, Delek calculates the total rent expense for the entire lease period, considering renewals for all periods for which failure to renew the lease imposes economic penalty, and records rental expense on a straight-line basis in the accompanying consolidated statements of operations.

Income Taxes

Income taxes are accounted for under the provisions of SFAS No. 109, *Accounting for Income Taxes*. This statement generally requires Delek to record deferred income taxes for the differences between the book and tax bases of its assets and liabilities, which are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred income tax expense or benefit represents the net change during the year in our deferred income tax assets and liabilities.

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes* ("FIN 48"). FIN 48, which is the most significant change to accounting for income taxes since the adoption of the liability approach, prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. The Interpretation clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. In addition, FIN 48 clearly scopes out income taxes from SFAS No. 5, *Accounting for Contingencies*. The Interpretation also revises disclosure requirements to include an annual tabular rollforward of unrecognized tax benefits.

Delek adopted the provisions of FIN 48 effective January 1, 2007. The adoption of the Interpretation to all of Delek's tax positions resulted in an increase in the liability for unrecognized tax benefits and a cumulative effect adjustment of $0.1 million recognized as an adjustment to retained earnings. At January 1, 2007, Delek had unrecognized tax benefits of $0.2 million which, if recognized, would affect our effective tax rate.

Delek files a consolidated U.S. federal income tax return, as well as income tax returns in various state jurisdictions. Delek is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2005 or state and local income tax examinations by tax authorities for the years before 2004. The Internal Revenue

Service has examined Delek's income tax returns through 2004 and during the second quarter of 2008, began the process of examining the returns for 2005 and 2006.

Delek recognizes accrued interest and penalties related to unrecognized tax benefits as an adjustment to the current provision for income taxes. Interest of $0.3 million was recognized related to unrecognized tax benefits during the year ended December 31, 2008. A nominal amount of interest was recognized related to unrecognized tax benefits during the year ended December 31, 2007.

Delek benefits from federal tax incentives related to its refinery operations. Specifically, Delek is entitled to the benefit of the domestic manufacturer's production deduction for federal tax purposes. Additionally, in 2007 Delek was entitled to federal tax credits related to the production of ultra low sulfur diesel fuel. The combination of these two items reduces Delek's federal effective tax rate to an amount that, for the year ended December 31, 2007, is less than the statutory rate of 35%.

Earnings Per Share

Basic and diluted earnings per share ("EPS") are computed by dividing net income by the weighted average common shares outstanding. The common shares used to compute Delek's basic and diluted earnings per share are as follows:

	December 31,		
	2008	2007	2006
Weighted average common shares outstanding	53,675,145	52,077,893	47,077,369
Dilutive effect of equity instruments	726,602	772,338	838,593
Weighted average common shares outstanding, assuming dilution	54,401,747	52,850,231	47,915,962

Outstanding stock options totaling 1,816,598 and 1,541,783 common shares were excluded from the diluted earnings per share calculation for the years ended December 31, 2008 and 2007, respectively. These stock options did not have a dilutive effect under the treasury stock method.

Stock-Based Compensation

SFAS No. 123R, *Share-Based Payment* ("SFAS 123R") requires the cost of all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement and establishes fair value as the measurement objective in accounting for share-based payment arrangements. SFAS 123R requires the use of a valuation model to calculate the fair value of stock-based awards. Delek uses the Black-Scholes-Merton option-pricing model to determine the fair value of stock-based awards on the dates of grant.

Restricted stock units ("RSUs") are measured based on the fair market value of the underlying stock on the date of grant. Vested RSUs are not issued until the minimum statutory withholding requirements have been remitted to us for payment to the taxing authority. As a result, the actual number of shares accounted for as issued may be less than the number of RSUs vested, due to any withholding amounts which have not been remitted.

We generally recognize compensation expense related to stock-based awards with graded or cliff vesting on a straight-line basis over the vesting period.

Comprehensive Income

Comprehensive income includes net income and changes in the fair value of derivative instruments designated as cash flow hedges. Comprehensive income for the year ended December 31, 2008 and 2007 was as follows (in millions).

	December 31,	
	2008	2007
Net income	$26.5	$96.4
Other comprehensive income (loss):		
Net unrealized gain (loss) on derivative instruments, net of tax (benefit) expense of $(0.6) million and $0.2 million	(0.9)	0.3
Comprehensive income	$25.6	$96.7

New Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (Revised), *Business Combinations* ("SFAS 141(R)"). This Statement will apply to all transactions in which an entity obtains control of one or more other businesses. In general, SFAS 141(R) requires the acquiring entity in a business combination to recognize the fair value of all the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date as the fair value measurement point; and modifies the disclosure requirements. This Statement applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. However, accounting for changes in valuation allowances for acquired deferred tax assets and the resolution of uncertain tax positions for prior business combinations will impact tax expense instead of impacting the prior business combination accounting starting January 1, 2009. Delek has adopted SFAS 141(R) effective January 1, 2009 and will assess the impact of FAS 141(R) in the event it enters into a business combination for which the expected acquisition date is subsequent to adoption.

Also in December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51*, which changes the classification of non-controlling interests, sometimes called a minority interest, in the consolidated financial statements. Additionally, this Statement establishes a single method of accounting for changes in a parent company's ownership interest that do not result in deconsolidation and requires a parent company to recognize a gain or loss when a subsidiary is deconsolidated. This Statement is effective January 1, 2009, and will be applied prospectively with the exception of the presentation and disclosure requirements which must be applied retrospectively. Delek has no minority interest reporting in its consolidated reporting, therefore adoption of SFAS No. 160 will not have an impact on our financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133* ("SFAS 161"). SFAS 161 applies to all derivative instruments and nonderivative instruments that are designated and qualify as hedging instruments pursuant to paragraphs 37 and 42 of SFAS 133 and related hedged items accounted for under SFAS 133. The standard requires entities to provide greater transparency through additional disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. Delek has adopted SFAS 161 effective January 1, 2009. The additional disclosures required by SFAS 161 will not have an effect on our financial position or results of operations.

3. Explosion and Fire at the Tyler, Texas Refinery

On November 20, 2008, an explosion and fire occurred at our 60,000 bpd refinery in Tyler, Texas. Several individuals were injured and two of our employees died. There are several parallel investigations underway to determine the cause of the event, including our own investigation and investigations by the U.S. Department of Labor's Occupational Safety & Health Administration ("OSHA") and the U.S. Chemical Safety and Hazard Investigation Board ("CSB"). We believe these investigations will continue for the foreseeable future. We cannot assure you as to the outcome of these investigations, including possible civil penalties or other enforcement actions. The explosion and fire caused damage to both our saturates gas plant and naphtha hydrotreater and our operations at the refinery have been suspended since the explosion. We currently anticipate that the refinery will resume operations in May 2009.

Refining carries insurance coverage with $1.0 billion in combined limits to insure property damage and business interruption. We are subject to a $5.0 million deductible for property damage insurance and a 45 calendar day waiting period for business interruption insurance. At December 31, 2008, a receivable of $8.4 million was recorded relating to expected insurance proceeds covering certain losses incurred to limit commodity inventory exposure with the suspension of operations at the refinery.

4. Acquisitions

Calfee Acquisition

In the first quarter of 2007, Delek, through its Express subsidiary, agreed to purchase 107 retail fuel and convenience stores located in northern Georgia and eastern Tennessee, and related assets, from the Calfee Company of Dalton, Inc. and its affiliates (the Calfee acquisition). We completed the purchase of 103 stores and assumed the management of all 107 stores in the second quarter of 2007. The purchase of the remaining four locations closed on July 27, 2007. Of the 107 stores, Delek owns 70 of the properties and assumed leases for the remaining 37 properties. Delek purchased the assets for approximately $71.8 million, including $0.1 million of cash. In addition to the consideration paid as acquisition cost for the Calfee acquisition, Delek incurred and capitalized $2.9 million in acquisition transaction costs. The allocation of the aggregate purchase price of the Calfee acquisition is summarized as follows (in millions):

Inventory	$ 6.7
Property, plant and equipment	64.3
Other assets	2.0
Goodwill	11.2
Other intangible assets	0.5
Current and non-current liabilities	(10.1)
	$ 74.6

The Calfee acquisition was accounted for using the purchase method of accounting, as prescribed in SFAS 141, and the results of operations associated with the Calfee stores have been included in the accompanying consolidated statements of operations from the date of acquisition. The purchase price was allocated to the underlying assets and liabilities based on their estimated fair values. Delek finalized the valuation work associated with certain intangibles and the associated purchase price allocation during the year ended December 31, 2008. The goodwill associated with this acquisition was impaired, in accordance with our annual assessment of goodwill performed in the fourth quarter of 2008 and therefore, a charge of $11.2 million was recorded in the accompanying consolidated statements of operations during the year ended December 31, 2008.

Fast Acquisition

During the third quarter of 2006, Delek, through its Express subsidiary, purchased 43 retail fuel and convenience stores located in northwest Georgia and southeast Tennessee, and related assets, from Fast Petroleum, Inc. and its related subsidiaries and investors (the "Fast acquisition") for approximately $50.0 million, including $0.1 million of cash. Of the 43 stores, Delek owns 32 of the properties and assumed leases for the remaining 11 properties.

In addition to the consideration paid as acquisition cost for the Fast Acquisition, Delek incurred and capitalized $1.0 million in acquisition transaction costs. The allocation of the aggregate purchase price of the Fast Acquisition is summarized as follows (in millions):

Inventory	$ 3.9
Other current assets	0.1
Fixed assets	39.9
Goodwill	9.2
Other intangible assets	0.2
Taxes payable and other liabilities	(2.4)
	$50.9

The Fast acquisition was accounted for using the purchase method of accounting, as prescribed in SFAS 141, and the results of operations of the Fast stores have been included in the accompanying consolidated statements of operations from the date of acquisition. The purchase price was allocated to the underlying assets and liabilities based on their estimated fair values. Delek has completed its allocation of the purchase price for the Fast acquisition. During the year ended December 31, 2007, the final allocation of the purchase price for the Fast acquisition resulted in a net decrease to goodwill of $0.2 million.

Pride Acquisition

On July 31, 2006, Delek, through its Marketing subsidiary, purchased a variety of assets related to the oil refining and marketing businesses of Pride Companies, L.P., Pride Refining, Inc., Pride Marketing LLC, and Pride Products (the "Pride acquisition") for approximately $55.1 million. The purchased assets included, among other things, two refined petroleum product terminals located in Abilene and San Angelo, Texas; seven pipelines; storage tanks; idle oil refinery equipment, including a Nash unit and other refinery equipment; and the Pride Companies' rights under existing supply contracts.

In addition to the consideration paid as acquisition cost for the Pride acquisition, marketing incurred and capitalized $1.3 million in acquisition transaction costs. The allocation of the aggregate purchase price of the Pride acquisition is summarized as follows (in millions):

Other current assets	$ 0.7
Fixed assets	38.0
Goodwill	7.5
Other intangible assets	12.2
Assumed environmental liabilities and asset retirement obligations	(2.0)
	$56.4

The Pride acquisition was accounted for using the purchase method of accounting, as prescribed in SFAS 141, and the results of operations generated from the Pride assets have been included in the accompanying consolidated statements of operations from the date of acquisition. The purchase price was allocated to the underlying assets and liabilities based on their estimated fair values. Delek has completed its allocation of the purchase price for the Pride acquisition. During the year ended December 31, 2007, the final allocation of the purchase price for the Pride acquisition resulted in a net decrease to goodwill of $0.1 million.

5. Dispositions and Assets Held for Sale

Virginia Stores

In December 2008, the retail segment's Virginia division met the requirements as enumerated in SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"), that require the separate reporting of assets held for sale. Management committed to plan to sell the retail segment's Virginia stores and proceeded with efforts to locate buyers, however until we obtained the necessary amendments to our credit agreements, we were encumbered from that action. At the time the credit agreement limitations were lifted, in December 2008, we had contracts to sell 24 of the 36 Virginia properties. As of December 31, 2008, we closed on 12 of the properties and we expect to close on the majority of the remaining pending contracts in the first quarter. We continue our efforts to sell the remaining properties. We received proceeds from these sales, net of expenses, of $9.8 million in 2008, recognizing a gain on the sales of $0.4 million. In addition to the real properties sold, we sold $1.0 million in inventory, at cost, to the buyers.

The carrying amounts of the Virginia store assets sold during the year ended December 31, 2008 are as follows (in millions):

Inventory	$ 1.0
Property, plant & equipment, net of accumulated depreciation of $3.3 million	9.4
	$10.4

The carrying amounts of the major classes of assets and liabilities included in assets held for sale and liabilities associated with assets held for sale as of December 31, 2008, with the similar assets and liabilities reclassified for conforming presentation as of December 31, 2007, are as follows (in millions):

	December 31, 2008	December 31, 2007
Assets held for sale:		
Inventory	$ 2.4	$ 5.9
Property, plant & equipment, net of accumulated depreciation of $6.8 million and $8.6 million as of December 31, 2008 and 2007, respectively	15.3	25.5
Goodwill	2.9	2.9
Other intangibles	0.3	0.4
Assets held for sale	$20.9	$34.7
Liabilities associated with assets held for sale:		
Accrued expenses and other current liabilities	$ (0.2)	$ (0.4)

Once the Virginia stores were identified as assets held for sale, the operations associated with these properties qualified for reporting as discontinued operations under SFAS 144. Accordingly, the operating results, net of tax, from discontinued operations are presented separately in Delek's Consolidated Statement of Operations and the Notes to the consolidated financial statements have been adjusted to exclude the discontinued operations. The amounts eliminated from continuing operations did not include allocations of corporate expenses included in the selling, general and administrative expenses caption in the Consolidated Statement of Operations, nor the income tax benefits from such expenses. Components of amounts reflected in income from discontinued operations for the years ended December 31, 2008, 2007 and 2006 are as follows (in millions):

	December 31,		
	2008	2007	2006
Net sales	$ 216.4	$ 196.2	$ 200.1
Operating costs and expenses	(210.9)	(194.5)	(196.0)
Gain on sale of assets held for sale	0.4	—	—
Income from discontinued operations before taxes	5.9	1.7	4.1
Income tax expense	2.4	0.7	1.6
Income from discontinued operations, net of income taxes	$ 3.5	$ 1.0	$ 2.5

6. Inventory

Carrying value of inventories consisted of the following (in millions):

	December 31,	
	2008	2007
Refinery raw materials and supplies	$20.1	$ 20.7
Refinery work in process	13.5	19.1
Refinery finished goods	4.1	28.3
Retail fuel	9.8	22.3
Retail merchandise	27.8	30.7
Marketing refined products	4.9	3.6
Total inventories	$80.2	$124.7

As of December 31, 2008, market values had fallen below most of our LIFO inventory layer values and, as a result, we recognized a pre-tax loss of approximately $10.9 million relating to the reflection of market value at a level below cost. Such losses are subject to reversal in subsequent periods, not to exceed LIFO cost, if prices recover. At December 31, 2008 and 2007, the excess of replacement cost ("FIFO") over the carrying value ("LIFO") of refinery inventories was a nominal amount and $47.6 million, respectively. There were reductions of $0.6 million and $11.4 million to costs of goods sold during 2008 and 2007, respectively, as a result of the liquidation of LIFO inventories.

One retail merchandise vendor accounted for approximately 56%, 54%, and 57%, of total retail merchandise purchases during the years ended December 31, 2008, 2007, and 2006, respectively. Additionally, one retail fuel vendor accounted for approximately 29%, 33% and 40% of total retail fuel purchases during the years ended December 31, 2008, 2007, and 2006, respectively. In 2008, three crude oil vendors accounted for approximately 83% of total crude oil purchased during 2008. In 2007, 12 crude oil vendors accounted for approximately 96% of total crude oil purchased during 2007 and in 2006, seven vendors accounted for 97% of total crude oil purchased. In our marketing segment, two vendors supplied all of the petroleum products in 2008. In 2007, one of these vendors was the sole supplier of petroleum products during 2007. This same vendor accounted for 96% of petroleum products purchased during the period from acquisition through December 31, 2006. Delek believes that sources of inventory are available from suppliers other than from its current vendors; however, the cost structure of such purchases may be different.

7. Minority Investment

On August 22, 2007, Delek completed the acquisition of approximately 28.4% of the issued and outstanding shares of common stock of Lion Oil Company ("Lion Oil"). On September 25, 2007, Delek completed the acquisition of an additional approximately 6.2% of the issued and outstanding shares of Lion Oil, bringing its total ownership interest to approximately 34.6%. Total cash consideration paid to the sellers by Delek in both transactions totaled approximately $88.2 million. Delek also incurred and capitalized $0.9 million in acquisition transaction costs. In addition to cash consideration, Delek issued to one of the sellers 1,916,667 unregistered shares of Delek common stock, par value $0.01 per share, valued at $51.2 million using the closing price of our stock on the date of the acquisition. As of December 31, 2007, our total investment in Lion Oil was $139.5 million.

Lion Oil, a privately held Arkansas corporation, owns and operates a 75,000 barrel per day, crude oil refinery in El Dorado, Arkansas, three crude oil pipelines, a crude oil gathering system and two refined petroleum product terminals in Memphis and Nashville, Tennessee. The two terminals supply products to some of Delek's 180 convenience stores in the Memphis and Nashville markets. These product purchases are made at market value and totaled $11.7 million and $24.8 million in 2008 and 2007, respectively. The refining segment also made sales of $1.9 million of intermediate products to the Lion Oil refinery during both 2008 and 2007.

At the time of acquisition, Delek acknowledged that our ownership percentage set a presumption of the use of the equity method of accounting as established in APB Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock*. As a result, Delek has reported its investment using the equity method since acquisition. However, based upon our interactions with Lion Oil since acquisition, the guidance provided in FASB Interpretation No. 35, *Criteria for Applying the Equity Method of Accounting for Investments in Common Stock*, leads us to the conclusion that the initial presumption has been rebutted. Beginning October 1, 2008, Delek began reporting its investment in Lion Oil using the cost method of accounting. Delek carried its investment in Lion Oil at $131.6 million as of December 31, 2008.

8. Property, Plant and Equipment

Property, plant and equipment, at cost, consist of the following (in millions):

	December 31,	
	2008	2007
Land	$ 82.5	$ 83.4
Building and building improvements	183.3	179.4
Refinery machinery, marketing equipment and pipelines	236.6	134.1
Retail, including petroleum, store equipment and other site improvements	111.0	102.6
Refinery turnaround costs	10.0	10.7
Other equipment	19.5	18.2
Construction in progress	66.0	81.8
	708.9	610.2
Less: accumulated depreciation	(127.2)	(89.6)
	$ 581.7	$520.6

Depreciation expense for the years ended December 31, 2008, 2007, and 2006 was $39.7 million, $30.3 million and $20.9 million, respectively.

9. Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the identifiable net assets acquired. Goodwill acquired in a purchase business combination is recorded at fair value and is not amortized. Delek's goodwill relates to its retail and marketing segments only. Changes in the carrying amounts of goodwill for the years ended December 31, 2008 and 2007 occurred because of acquisitions (discussed in Note 4). Additionally, Delek recognized impairment to certain goodwill carried in the retail segment in 2008.

Delek performs an annual assessment of whether goodwill retains its value. This assessment is done more frequently if indicators of potential impairment exist. We performed our annual goodwill impairment review in the fourth quarter of 2008, 2007 and 2006. In performing these reviews we determined reporting units at a level below segment for our retail segment and for our marketing segment our review was done at the segment level. We estimate the fair values of the reporting units using a multiple of expected future cash flows such as those used by third party analysts. In our retail segment, where certain of our reporting units did not have significant fair value in excess of carrying value using this method, we also performed a discounted cash flows test to further test for value. We used our internal weighted average cost of capital, minimal growth rates for both revenue and gross profit, and estimated capital expenditures based on historical practice. This review resulted in the need to determine the impairment of goodwill in one of the reporting units of the retail segment. We estimated the fair value of the assets and liabilities attributable to that reporting unit, including appraisals of certain of our assets, and this work resulted in an impairment of goodwill, and therefore, a charge of $11.2 million was recorded in the accompanying consolidated statements of operations during the year ended December 31, 2008. In both 2007 and 2006, the annual impairment review resulted in the determination that no impairment of goodwill had occurred.

A summary of our goodwill accounts in our retail and marketing segments are as follows (in millions):

	Retail	Marketing	Total
Balance, December 31, 2006	$ 70.2	$ 7.6	$ 77.8
Acquisitions and adjustments	8.4	(0.1)	8.3
Balance, December 31, 2007	$ 78.6	$ 7.5	$ 86.1
Acquisitions and adjustments	2.6	—	2.6
Goodwill impairment	(11.2)	—	(11.2)
Balance, December 31, 2008	$ 70.0	$ 7.5	$ 77.5

During the fourth quarter of 2008, based principally upon a decline in our market capitalization to an amount below our net book asset value, we extended the work associated with our annual impairment test and completed this additional work in the first quarter of 2009. During this period, our market capitalization increased, recovering some of the decline in value previously experienced. Our additional evaluations did not result in impairment charges related to goodwill or other intangible assets as of December 31, 2008.

10. Other Intangible Assets

Supply Contracts

In connection with the Pride acquisition discussed in Note 4, Delek obtained rights associated with certain refined products supply contracts with a major pipeline, which define both pricing and volumes that we are allowed to draw on a monthly basis. We are amortizing approximately $1.0 million per year of the estimated acquisition date fair value of these contracts over their terms. Supply contracts as of December 31, 2008 and 2007 consist of the following (in millions):

	December 31,	
	2008	2007
Supply contracts	$12.2	$12.2
Accumulated amortization	(2.5)	(1.5)
	$ 9.7	$10.7

Trademarks

In connection with certain of the retail segment acquisitions, Delek obtained the rights associated with certain brand names. We are amortizing these intangibles over the four year period we expect to continue to use these brands. Trademarks as of December 31, 2008 and 2007 consisted of the following (in millions):

	December 31	
	2008	2007
Trademarks	$ 0.7	$ 0.7
Accumulated amortization	(0.4)	(0.2)
	$ 0.3	$ 0.5

Amortization expense on trademarks was approximately $0.2 million for each of the years ended December 31, 2008 and 2007. There was no trademark amortization expense for the year ended December 31, 2006.

11. Long-Term Obligations and Short-Term Notes Payable

Outstanding third party borrowings under Delek's existing debt instruments and capital lease obligations are as follows (in millions):

	December 31	
	2008	2007
Senior secured credit facility — term loan	$121.2	$145.6
Senior secured credit facility — revolver	15.8	49.0
Fifth Third — revolver	18.8	34.3
Reliant Bank — revolver	6.5	—
Lehman note	27.7	65.0
Promissory notes	95.0	60.0
Capital lease obligations	1.0	1.3
	286.0	355.2
Less: current portion of long-term debt, notes payable and capital lease obligations	83.9	10.8
	$202.1	$344.4

Senior Secured Credit Facility

The senior secured credit facility consists of a $120.0 million revolving credit facility and $165.0 million term loan facility which as of December 31, 2008, had $15.8 million outstanding under the revolver and $121.2 million outstanding under the term loan. As of December 31, 2008, Lehman Commercial Paper Inc. (LCPI) was the administrative agent and a lender under the facility. As of the same date, Express had been informed by LCPI that it would not be funding its pro rata lender participation of future borrowings under the revolving credit facility. Since the communication of its intention through the date of this filing, LCPI has not participated in any borrowings by Express under the revolving credit facility. LCPI's commitment amount under the revolving credit facility is $12 million. However, the unavailability of LCPI's pro rata lender participation in the revolving credit facility has not had and is not expected to have a material impact on Express's liquidity or its operations.

Borrowings under the senior secured credit facility are secured by substantially all the assets of MAPCO Express, Inc. and its subsidiaries. Letters of credit outstanding under the facility totaled $11.7 million as of December 31, 2008. The senior secured credit facility term loan requires quarterly principal payments of approximately 0.25% of the principal balance through March 31, 2011 and a balloon payment of the remaining principal balance due upon maturity on April 28, 2011. We are also required to make certain prepayments of this facility depending on excess cash flow as defined in the credit agreement. In accordance with this excess cash flow calculation, we prepaid $9.5 million in March 2008 and expect to make another payment of $9.8 million in March 2009. In June 2008, Express sold real property operated by a third party for $3.9 million. In September 2008, Express sold its leasehold interest in a location it operated for $4.5 million. The proceeds of the June sale, net of expenses, were used to pay down the term loan, while the net proceeds of the September sale were retained, pursuant to the terms of the facility, for asset reinvestment purposes. In December 2008, consistent with the terms of the December 3, 2008 amendment discussed below, Express disposed of 14 real property assets. The application of the proceeds from these asset sales, net of any amounts set aside pursuant to the terms of the facility for reinvestment purposes, resulted in the prepayment of the term loan facility in the amount of $9.8 million. The senior secured credit facility revolver is payable in full upon maturity on April 28, 2010. The senior secured credit facility term and senior secured credit facility revolver loans bear interest based on predetermined pricing grids which allow us to choose between a "Base Rate" or "Eurodollar" rate. At December 31, 2008, the weighted average borrowing rate was approximately 3.0% for the senior secured credit facility term loan and 4.0% for the senior secured credit facility revolver. Additionally, the senior secured credit facility requires us to pay a quarterly fee of 0.5% per year on the average available revolving commitment under the senior secured credit facility revolver. Amounts available under the senior secured revolver as of December 31, 2008 were approximately $80.4 million excluding the commitment of LCPI as a lender under this facility.

On December 3, 2008, the credit facility was amended to allow for the disposition of specific Express real and personal property assets in certain of its geographic operating regions. The amendment also allows for additional asset sales of up to $35.0 million per calendar year subject to such sales meeting certain financial criteria. Additionally, the amendment appoints Fifth Third Bank, N.A. as the successor administrative agent subject to the resignation or removal of LCPI.

We are required to comply with certain financial and non-financial covenants under the senior secured credit facility. We were in compliance with all covenant requirements as of December 31, 2008.

SunTrust ABL Revolver

On October 13, 2006, we amended and restated our existing asset based revolving credit facility. The amended and restated agreement, among other things, increased the size of the facility from $250 to $300 million, including a $300 million sub-limit for letters of credit, and extended the maturity of the facility by one year to April 28, 2010. The revolving credit agreement bears interest based on predetermined pricing grids that allow us to choose between a "Base Rate" or "Eurodollar" rate. Availability under the SunTrust ABL revolver is determined by a borrowing base calculation defined in the credit agreement and is supported primarily by cash, certain accounts receivable and inventory.

The SunTrust ABL revolver primarily supports our issuances of letters of credit used in connection with the purchases of crude oil for use in our refinery. Such letter of credit usage and any borrowings under the facility may at no time exceed the aggregate borrowing capacity available under the SunTrust ABL revolver. As of December 31, 2008, we had no outstanding borrowings under the agreement but had letters of credit outstanding totaling approximately $5.3 million. Borrowing capacity under the SunTrust ABL revolver, net of an availability block requirement, as of December 31, 2008 was $33.4 million.

The SunTrust ABL revolver contains certain customary non-financial covenants, including a negative covenant that prohibits us from creating, incurring or assuming any liens, mortgages, pledges, security interests or other similar arrangements against the property, plant and equipment of the refinery, subject to customary exceptions for certain permitted liens.

Effective December 15, 2008 and in light of the temporary suspension of our refining operations, the SunTrust ABL revolver was amended to eliminate any need to maintain minimum levels of borrowing base availability during all times that there are zero utilizations of credit (i.e., loans or letters of credit outstanding) under the facility. During times that there are outstanding utilizations of credit under the facility, in the event that our availability (net of a $15.0 million availability block requirement) under the borrowing base is less than $30.0 million or less than $15.0 million on any given measurement date we become subject to certain reporting obligations and certain covenants, respectively. We were in compliance with all covenant requirements as of December 31, 2008.

Fifth Third Revolver

In conjunction with the acquisition of the Pride assets discussed in Note 4, on July 27, 2006, Delek executed a short-term revolver with Fifth Third Bank, as administrative agent, in the amount of $50.0 million. The proceeds of this revolver were used to fund the working capital needs of the newly formed subsidiary, Delek Marketing & Supply, LP. The Fifth Third revolver initially matured on July 30, 2007, but on July 27, 2007 the maturity was extended until January 31, 2008. On December 19, 2007, we amended and restated our existing revolving credit facility. The amended and restated agreement, among other things, increased the size of the facility from $50.0 to $75.0 million, including a $25.0 million sub-limit for letters of credit, and extended the maturity of the facility to December 19, 2012. On October 17, 2008, the agreement was further amended to permit the payment of a one-time distribution of $20.0 million from the borrower to Delek US Holdings, Inc., increase the size of the sub-limit for letters of credit to $35.0 million and reduce the leverage ratio financial covenant limit.

The revolver bears interest based on predetermined pricing grids that allow us to choose between "Base Rate" or "Eurodollar" rate loans. Borrowings under the Fifth Third revolver are secured by substantially all of the assets of Delek Marketing & Supply LP. As of December 31, 2008, we had $18.8 million outstanding borrowings under the facility at a weighted average borrowing rate of 2.6%. We also had letters of credit outstanding under the facility of $11.5 million as of December 31, 2008. Amounts available under the Fifth Third revolver as of December 31, 2008 were approximately $44.7 million. We are required to comply with certain financial and non-financial covenants under this revolver. We were in compliance with all covenant requirements as of December 31, 2008.

Lehman Credit Agreement

On March 30, 2007, Delek entered into a credit agreement with Lehman Commercial Paper Inc. (LCPI) as administrative agent. As of December 31, 2008, LCPI remains the administrative agent under this facility. The credit agreement provides for unsecured loans of $65.0 million, the proceeds of which were used to pay a portion of the acquisition costs for the assets of Calfee Company of Dalton, Inc. and affiliates, and to pay related costs and expenses in April 2007. In December 2008, a related party to the borrower, Finance, purchased a participating stake in the loan outstanding as permitted under the terms of the agreement. At a consolidated level, this resulted in a gain of $1.6 million on the extinguishment of debt. As of December 31, 2008, the amount outstanding to unrelated parties under the agreement is $27.7 million. The loans become due on March 30, 2009 and bear interest based on predetermined pricing grids which allow us to choose between a Base Rate or Eurodollar rate. As of December 31, 2008, the weighted average borrowing rate was 5.4%. This agreement was amended in June 2008 to redefine certain financial covenants required under the agreement. In December 2008, the agreement was amended further to provide Delek greater financing and operating flexibility under certain non-financial covenants in the facility. We are required to comply with certain financial and non-financial covenants under this credit agreement. We were in compliance with all covenant requirements as of December 31, 2008.

Promissory Notes

On May 23, 2006, Delek executed a $30.0 million promissory note in favor of Israel Discount Bank of New York (IDB Note). The proceeds of this note were used to repay the existing promissory notes in favor of Israel Discount Bank and Bank Leumi USA. On December 30, 2008, the IDB Note was amended and restated. As amended and restated, the IDB Note matures on December 31, 2011 and requires quarterly principal amortization in amounts of $1.25 million beginning on March 31, 2010, with a balloon payment of remaining principal amounts due at maturity. The IDB Note bears interest at the greater of a fixed spread over 3 month LIBOR or an interest rate floor of 5.0%. As of December 31, 2008 the weighted average borrowing rate for amounts borrowed under the IDB Note was 5.0%. We are required to comply with certain financial and non-financial covenants under IDB Note. We were in compliance with all covenant requirements as of December 31, 2008.

On December 30, 2008, Delek executed a second promissory note in favor of Israel Discount Bank of New York for $15.0 million. This note matures on December 31, 2009 and is reflected in notes payable on the accompanying consolidated statement of position. The note bears interest at the greater of a fixed spread over 3 month LIBOR or an interest rate floor of 5.0%. As of December 31, 2008 the weighted average borrowing rate for amounts borrowed under the note was 5.5%. We are required to comply with certain financial and non-financial covenants under the note. We were in compliance with all covenant requirements as of December 31, 2008.

On July 27, 2006, Delek executed a $30.0 million promissory note in favor of Bank Leumi USA. The proceeds of this note were used to fund a portion of the Pride Acquisition and its working capital needs. This note matures on July 27, 2009, and bears interest, payable for the applicable interest period, at a fixed spread over the LIBOR rate (Reserve Adjusted) for interest periods of 30, 90 or 180 days, as elected by the borrower. As of December 31, 2008, the weighted average borrowing rate for amounts borrowed under this note was 2.5%. We are not required to comply with any financial or non-financial covenants under this note.

On May 12, 2008, Delek executed a second promissory note in favor of Bank Leumi USA for $20.0 million. The proceeds of this note were used to reduce short term debt and for working capital needs. This note matures on May 11, 2011, and bears interest, payable for the applicable interest period, at a fixed spread over the LIBOR rate (Reserve Adjusted) for interest periods of 30 or 90 days, as elected by the borrower. As of December 31, 2008, the weighted average borrowing rate for amounts borrowed under the Bank Leumi Note was 4.3%. This note was amended in December 2008 to change the financial covenant calculation methodology and applicability. We are required to comply with certain financial and non-financial covenants under this credit agreement. We were in compliance with all covenant requirements as of December 31, 2008.

Reliant Bank Revolver

On March 28, 2008, we entered into a revolving credit agreement with Reliant Bank, a Tennessee bank, headquartered in Brentwood, Tennessee. The credit agreement provides for unsecured loans of up to $12.0 million and we had $6.5 million outstanding under this facility as of December 31, 2008. The facility matures on March 28, 2011 and bears interest at a fixed spread over the 30 day LIBOR rate. As of December 31, 2008, the weighted average borrowing rate was 4.4%. This agreement was amended in September 2008 to conform certain portions of the financial covenant definition to those contained in some of our other credit agreements. We are required to comply with certain financial and non-financial covenants under this revolver. We were in compliance with all covenant requirements as of December 31, 2008.

Letters of Credit

As of December 31, 2008, Delek had in place letters of credit totaling approximately $32.1 million with various financial institutions securing obligations with respect to its workers' compensation and general liability self-insurance programs, as well as purchases of crude oil for the refinery and fuel for our retail fuel and convenience stores. No amounts were outstanding under these facilities at December 31, 2008.

Annual Maturities of Debt Instruments

Principal maturities of Delek's existing third party debt instruments for the next five years and thereafter are as follows as of December 31, 2008 (in millions):

	2009	2010	2011	2012	2013	Thereafter	Total
Senior secured credit facility — term loan	$11.0	$ 1.2	$109.0	$ —	$—	$—	$121.2
Senior secured credit facility — revolver	—	15.8	—	—	—	—	15.8
Fifth Third — revolver	—	—	—	18.8	—	—	18.8
Reliant Bank — revolver	—	—	6.5	—	—	—	6.5
Lehman note	27.7	—	—	—	—	—	27.7
Promissory notes	45.0	5.0	45.0	—	—	—	95.0
Capital lease obligations	0.2	0.1	—	0.1	0.1	0.5	1.0
Total	$83.9	$22.1	$160.5	$18.9	$0.1	$0.5	$286.0

Interest-Rate Derivative Instruments

Delek had interest rate cap agreements in place totaling $73.8 million and $98.8 million of notional principal amounts at December 31, 2008 and 2007, respectively. These agreements are intended to economically hedge floating rate debt related to our current borrowings under the Senior Secured Credit Facility. However, as we have elected to not apply the permitted hedge accounting treatment, including formal hedge designation and documentation, in accordance with the provisions of SFAS 133, as amended, the fair value of the derivatives is recorded in other non-current assets in the accompanying consolidated balance sheets with the offset recognized in earnings. The derivative instruments mature on various dates ranging from March 2009 through July 2010. The estimated fair value of our interest rate derivatives at December 31, 2008 was nominal and as of December 31, 2007 was $1.0 million.

In accordance with SFAS 133, as amended, we recorded non-cash expense representing the change in estimated fair value of the interest rate cap agreements of $1.0 million, $2.4 million and $42.0 thousand, respectively, for the years ended December 31, 2008, 2007 and 2006.

While Delek has not elected to apply permitted hedge accounting treatment for these interest rate derivatives in accordance with the provisions of SFAS No. 133 in the past, we may choose to elect that treatment in future transactions.

12. Stock-Based Compensation

Employment Agreement

Effective May 1, 2004, Delek entered into an employment agreement with its President and Chief Executive Officer, Mr. Yemin, which contains a deferred compensation element. Pursuant to the employment agreement, Mr. Yemin was granted share purchase rights that upon completion of an initial public offering of Delek's common stock would permit him to purchase, subject to certain vesting requirements, up to five percent of Delek's outstanding shares, or 1,969,493 shares immediately prior to the completion of the initial public offering. Under the applicable vesting provisions, Mr. Yemin is entitled to purchase up to one-fifth of these shares for each year of his employment (prorated monthly) from May 2004 until expiration of the employment agreement in April 2009. He may purchase the shares at an exercise price of $2.03. The share purchase rights terminate upon the earlier of (i) the one-year anniversary of Mr. Yemin's termination of employment for any reason or (ii) April 30, 2010, the one-year anniversary of the expiration of his employment agreement. If Mr. Yemin voluntarily terminates his employment, he will be entitled to purchase 90% of any unexercised share purchase rights which have vested as of the date of such termination.

Upon completion of Delek's initial public offering of common stock on May 6, 2006, Mr. Yemin was immediately vested in 787,797 of these shares. In the remainder of 2006, Mr. Yemin vested in an additional 262,599 shares and in the year ended December 31, 2007 and 2008, he vested in an additional 393,900 and 394,688 shares, respectively. Mr. Yemin made two cashless exercises and immediate sales of shares. In December 2006, he sold 250,000 shares and in August 2007, he sold 400,000 shares. As of December 31, 2008, Mr. Yemin had the right to purchase 1,188,984 vested shares.

Prior to the IPO, Mr. Yemin was entitled to a cash award not to exceed $3.0 million over the five year period of his employment agreement. Pursuant to this agreement, Delek had an accrual of $0.5 million which was reversed in the second quarter of 2006.

2006 Long-Term Incentive Plan

In April 2006, Delek's Board of Directors adopted the Delek US Holdings, Inc. 2006 Long-Term Incentive Plan (the "Plan") pursuant to which Delek may grant stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards of up to 3,053,392 shares of Delek's common stock to certain directors, officers, employees, consultants and other individuals who perform services for Delek or its affiliates. The options granted under the Plan are generally granted at market price or higher. In approximately 75% of the grants, vesting occurs ratably over a period from three to five years. In approximately 25% of the grants, vesting occurs at the end of the fourth year. All of the options granted require continued service in order to exercise the option.

Option Assumptions

The table below provides the assumptions used in estimating the fair values of stock options. For all options granted, we calculated volatility using historical volatility and implied volatility of a peer group of public companies using weekly stock prices.

	2008 Grants (Graded Vesting) 3-5 Years	2008 Grants (Cliff Vesting) 4 Years	2007 Grants (Graded Vesting) 3-5 Years	2007 Grants (Cliff Vesting) 4 Years
Expected Volatility	33.80%-38.95%	33.56%-38.19%	31.12%-33.12%	31.20%-32.98%
Dividend Yield	1.00%	1.00%	1.00%	1.00%
Expected Term	7.0 years	6.0-6.5 years	6.0 years	7.0 years
Risk Free Rate	0.11%-3.99%	0.11%-3.99%	3.05%-4.15%	3.05%-4.15%
Fair Value	$2.48	$2.01	$7.83	$6.22

	2006 Grants (Graded Vesting) 3-5 Years	2006 Grants (Cliff Vesting) 4 Years	May 2004 Grant (5-Year Graded Vesting)
Expected Volatility	31.44%-31.96%	31.46%-31.91%	31.60%
Dividend Yield	1.00%	1.00%	—
Expected Term	6.0-6.5 years	7.0 years	4.5 years
Risk Free Rate	4.74%-5.02%	4.50%-5.03%	3.85%
Fair Value	$5.91	$4.87	$0.67

Stock Option Activity

The following table summarizes the stock option activity for Delek for the years ended December 31, 2008, 2007 and 2006:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Contractual Term (Years)	Aggregate Intrinsic Value (In millions)
January 1, 2006	1,969,493	$ 2.03		
Granted	1,899,700	$17.49		
Exercised	(250,000)	$ 2.03		
Forfeited	(246,748)	$17.27		
Options outstanding, December 31, 2006	3,372,445	$ 9.62		
Granted	503,668	$23.94		
Exercised	(592,909)	$ 6.60		
Forfeited	(205,626)	$18.82		
Options outstanding, December 31, 2007	3,077,578	$11.93		
Granted	357,300	$17.64		
Forfeited	(302,162)	$19.43		
Options outstanding, December 31, 2008	3,132,716	$11.86	5.2	$10.6
Vested options exercisable, December 31, 2008	1,188,984	$ 2.03	0.3	$ 9.6

The aggregate intrinsic value, which represents the difference between the underlying stock's market price and the option's exercise price, of the options exercised during the year ended December 31, 2007 and 2006 was $9.0 million and $3.8 million, respectively. Cash received from option exercises during the year ended December 31, 2007 and 2006 was $3.9 million and $0.5 million, respectively, and the actual tax benefit realized for tax deductions from option exercises totaled $3.8 million and $1.5 million, respectively. There were no options exercised during the year ended December 31, 2008. We issue new shares of common stock upon exercise of stock options.

Restricted Stock Units

The fair value of restricted stock units ("RSUs") is determined based on the closing price of Delek's common stock on grant date. The weighted-average grant date fair value of RSUs granted during the year ended December 31, 2008 was $11.28.

The following table summarizes the RSU activity for Delek for the years ended December 31, 2008, 2007 and 2006:

	Number of RSUs	Weighted-Average Grant Price
RSUs outstanding, January 1, 2006	—	$ —
Granted	77,500	$15.54
Vested	—	$ —
Forfeited	(2,500)	$15.15
Non-vested RSUs, December 31, 2006	75,000	$15.56
Granted	4,500	$23.50
Vested	(17,125)	$15.59
Non-vested RSUs, December 31, 2007	62,375	$16.12
Granted	4,500	$11.28
Vested	(15,500)	$15.76
Forfeitures	(2,500)	$15.15
Non-vested RSUs, December 31, 2008	48,875	$16.12

Compensation Expense Related to Equity-based Awards

Compensation expense for the equity-based awards amounted to $3.7 million (2.4 million, net of taxes), $3.3 million ($2.4 million, net of taxes) and $2.4 million ($1.6 million, net of taxes) for the years ended December 31, 2008, 2007 and 2006, respectively. These amounts are included in general and administrative expenses in the accompanying consolidated statements of operations. We also recognized a total income tax benefit for share-based compensation arrangements of $3.8 million and $1.5 million for the years ended December 31, 2007 and 2006, respectively. There was a nominal income tax benefit for share-based arrangements for the year ended December 31, 2008.

As of December 31, 2008, there was $4.2 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements, which is expected to be recognized over a weighted-average period of 1.0 years.

13. Segment Data

With the purchase of assets in the Pride Acquisition in August 2006, we now report our operating results in three reportable segments: refining, marketing and retail. Decisions concerning the allocation of resources and assessment of operating performance are made based on this segmentation. Management measures the operating performance of each of its reportable segments based on the segment contribution margin.

Segment contribution margin is defined as net sales less cost of sales and operating expenses, excluding depreciation and amortization. Operations which are not specifically included in the reportable segments are included in the corporate and other category, which primarily consists of operating expenses, depreciation and amortization expense, and interest income and expense associated with corporate headquarters.

The refining segment processes crude oil that is transported through our crude oil pipeline and an unrelated third-party pipeline. The refinery processes the crude and other purchased feedstocks for the manufacture of transportation motor fuels including various grades of gasoline, diesel fuel, aviation fuel and other petroleum-based products that are distributed through its product terminal located at the refinery.

Our marketing segment sells refined products on a wholesale basis in west Texas through company-owned and third-party operated terminals. This segment also provides marketing services to the Tyler refinery.

Our retail segment markets gasoline, diesel, other refined petroleum products and convenience merchandise through a network of company-operated retail fuel and convenience stores throughout the southeastern United States. As of December 31, 2008, we had 458 stores in total consisting of, 263 located in Tennessee, 94 in Alabama, 81 in Georgia, and 13 in Arkansas. The remaining 7 stores are located in Kentucky, Louisiana and Mississippi. The retail fuel and convenience stores operate under Delek's brand names MAPCO Express®, MAPCO Mart®, Discount Food Mart™, Fast Food and Fuel™ and Favorite Markets® brands. Additionally, we operated 24 retail fuel and convenience stores in Virginia under the East Coast® brand, which were classified as held for sale as of December 31, 2008. The operating results for these stores, in all periods presented herein, have been included in discontinued operations. In the retail segment, management reviews operating results on a divisional basis, where a division represents a specific geographic market. These divisional operating segments exhibit similar economic characteristics, provide the same products and services, and operate in such a manner such that aggregation of these operations is appropriate for segment presentation.

In conjunction with the Pride acquisition and the formation of our marketing segment, our refining business entered into a services agreement with our marketing segment on October 1, 2006, which among other things, required it to pay service fees based on the number of gallons sold at the Tyler refinery and a sharing of a portion of the marketing margin achieved in return for providing marketing, sales and customer services. This intercompany transaction fee was $13.8 million, $14.7 million and $3.4 million in the years ended December 31, 2008, 2007 and 2006, respectively. We had $0.2 million of fuel sales from our refining segment to our retail segment in the year ended December 31, 2006. All inter-segment transactions have been eliminated in consolidation.

The following is a summary of business segment operating performance as measured by contribution margin for the period indicated (in millions):

	As of and for the Year Ended December 31, 2008				
	Refining	Retail	Marketing (In millions)	Corporate, Other and Eliminations	Consolidated
Net sales (excluding intercompany marketing fees and sales)	$2,105.6	$1,777.2	$731.7	$ 0.7	$4,615.2
Intercompany marketing fees and sales	(13.8)	—	13.8	—	—
Cost of goods sold	1,921.3	1,575.3	721.2	(7.8)	4,210.0
Operating expenses	96.9	135.9	1.0	—	233.8
Segment contribution margin	$ 73.6	$ 66.0	$ 23.3	$ 8.5	171.4
General and administrative expenses					56.8
Depreciation and amortization					40.9
Gain on sale of assets					(6.8)
Operating income					$ 80.5
Total assets	$ 348.4	$ 464.8	$ 55.3	$148.7	$1,017.2
Capital spending (excluding business combinations)	$ 82.9	$ 18.3	$ 0.9	$ —	$ 102.1

	As of and for the Year Ended December 31, 2007				
	Refining(2)	Retail(1)	Marketing (In millions)	Corporate, Other and Eliminations	Consolidated
Net sales (excluding intercompany marketing fees and sales)	$1,709.0	$1,579.6	$611.9	$ 0.4	$3,900.9
Intercompany marketing fees and sales	(14.7)	—	14.7	—	—
Cost of goods sold	1,460.2	1,396.4	596.9	—	3,453.5
Operating expenses	82.2	123.4	1.0	0.5	207.1
Segment contribution margin	$ 151.9	$ 59.8	$ 28.7	$ (0.1)	240.3
General and administrative expenses					54.0
Depreciation and amortization					31.6
Gain on forward contract activities					(0.1)
Operating income					$ 154.8
Total assets	$ 380.9	$ 517.9	$ 93.5	$252.0	$1,244.3
Capital spending (excluding business combinations)	$ 61.6	$ 23.0	$ 0.3	$ 2.0	$ 86.9

	As of and for the Year Ended December 31, 2006				
	Refining(2)	Retail(1)	Marketing(3) (In millions)	Corporate, Other and Eliminations	Consolidated
Net sales (excluding intercompany marketing fees and sales)	$1,601.8	$1,195.5	$218.2	$ 0.5	$3,016.0
Intercompany marketing fees and sales	(3.2)	(0.2)	3.4	—	—
Cost of goods sold	1,373.5	1,054.2	216.0	—	2,643.7
Operating expenses	71.9	89.7	0.3	0.5	162.4
Segment contribution margin	$ 153.2	$ 51.4	$ 5.3	$ —	209.9
General and administrative expenses					37.4
Depreciation and amortization					21.4
Operating income					$ 151.1
Total assets	$ 332.4	$ 428.4	$ 92.4	$96.2	$ 949.4
Capital spending (excluding business combinations)	$ 74.9	$ 21.4	$ 0.2	$ —	$ 96.5

(1) Retail operating results for 2007 and 2006 have been restated to reflect the reclassification of Virginia stores to discontinued operations.

(2) Refinery segment operating results reflect certain reclassifications made to conform prior year balances to current year financial statement presentation. Sales of intermediate feedstock have been reclassified to sales which had previously been presented on a net basis in cost of goods sold. Certain pipeline expenses previously presented in cost of goods sold have been reclassified to operating expenses, general and administrative expenses and depreciation.

(3) Effective August 1, 2006, we initiated our marketing operations in conjunction with the Pride acquisition.

14. Fair Value Measurements

Effective January 1, 2008, Delek adopted SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for its measurement and expands disclosures about fair value measurements. We elected to implement this statement with the one-year deferral permitted by FASB Staff Position ("FSP") No. 157-2 for nonfinancial assets and nonfinancial liabilities measured at fair value, except those that are recognized or disclosed on a recurring basis (at least annually.) The deferral applies to nonfinancial assets and liabilities measured at fair value in a business combination; impaired properties, plant and equipment; intangible assets and goodwill; and initial recognition of asset retirement obligations and restructuring costs for which we use fair value. We are still evaluating the potential impact to our consolidated financial statements from implementation of the standard for these assets and liabilities.

Due to our election under FSP 157-2, for 2008, SFAS 157 applies to interest rate and commodity derivatives that are measured at fair value on a recurring basis in periods subsequent to initial recognition. The implementation of SFAS 157 did not cause a change in the method of calculating fair value of our assets and liabilities with the exception of assessing the impact of nonperformance risk on derivatives, which is not considered material at this time. The primary impact from adoption was additional disclosure.

SFAS 157 requires disclosures that categorize assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly through market-corroborated inputs. Level 3 inputs are unobservable inputs for the asset or liability reflecting our assumptions about pricing by market participants.

We value our exchange-cleared derivatives using unadjusted closing prices provided by the exchange as of the balance sheet date, and these are classified as Level 1 in the fair value hierarchy. Over the Counter ("OTC") commodity swaps, and physical commodity purchase and sale contracts are generally valued using quotations provided by brokers based on exchange pricing and/or price index developers such as PLATTS or ARGUS. These are classified as Level 2. We currently do not carry any longer-term contracts or less liquid contracts, as all of our derivatives are supported by actively traded futures markets.

Exchange-cleared financial and commodity options are valued using exchange closing prices and are classified as Level 1. Financial OTC swaps are valued using industry-standard models that consider various assumptions, including quoted forward prices for interest rates, time value, volatility factors and contractual prices for the underlying instruments, as well as other relevant economic measures. The degree to which these inputs are observable in the forward markets determines the classification as Level 2 or 3.

The fair value hierarchy for our financial assets and liabilities accounted for at fair value on a recurring basis at December 31, 2008, was (in millions):

	As of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Assets				
Commodity derivatives	$—	$ 153.5	$ —	$ 153.5
Auction rate investment	—	—	5.6	5.6
Total assets	—	153.5	5.6	159.1
Liabilities				
Commodity derivatives	—	(126.6)	—	(126.6)
Net assets (liabilities)	$—	$ 26.9	$5.6	$ 32.5

The derivative values above are based on analysis of each contract as the fundamental unit of account as required by SFAS 157. Derivative assets and liabilities with the same counterparty are not netted, where the legal right of offset exists. This differs from the presentation in the financial statements which reflects the company's policy under the guidance of FSP 39-1, wherein we have elected to offset the fair value amounts recognized for multiple derivative instruments executed with the same counterparty. As of December 31, 2008, $26.9 million of net derivative positions are included in other current assets, and as of December 31, 2007, $0.6 million is included in other current assets and $0.2 million is included in other current liabilities on the accompanying consolidated balance sheets. As of December 31, 2008, $1.9 million of cash collateral is held by counterparty brokerage firms. These amounts have been netted against the net derivative positions with each counterparty.

Delek holds $5.6 million of Auction Rate Securities ("ARS") which have a maturity date of May 2027 and which typically have 90 day interest rate resets. Beginning in February 2008, the auction mechanism that normally provided liquidity for this ARS investment began to fail. The four auctions in 2008 for our investments were not fully subscribed. These securities are fully collateralized by floating rate non-cumulative preferred stock (series 5) of Merrill Lynch and Co., Inc. ("Merrill Lynch Preferred Shares"). The securities have continued to pay interest in accordance with the contractual terms of the instruments.

As of December 31, 2008, the ARS market remained illiquid; therefore, observable market information for the securities backed by the Merrill Lynch Preferred Shares was not available to determine the fair value of Delek's ARS investments. We estimated the fair value relying on Level 3 inputs including those based on assessments of counterparty credit quality, default risk underlying the securities and market interest rates. The valuation of these investments is subject to uncertainties that are difficult to predict. The ongoing strength and quality of many of the factors which we used to assess fair value as of December 31, 2008, will continue to impact the value in the future. Because of the nature of the market value inputs, Delek reclassified its auction rate securities from Level 2 to Level 3 in the third quarter of 2008.

The following table presents the changes to Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2008 (in millions):

	Beginning Balance	Net Transfers in to Level 3	Ending Balance
Auction rate investment	$—	$5.6	$5.6

15. Derivative Instruments

Gain/Loss Recognition

Delek uses swaps, options, futures, forwards and other derivative instruments for risk management purposes. A discussion of the accounting for each type of derivative follows.

Swaps

In December 2007, in conjunction with providing E-10 products in our retail markets, we entered into a series of OTC swaps based on the futures price of ethanol as quoted on the Chicago Board of Trade which fixed the purchase price of ethanol for a predetermined number of gallons at future dates from April 2008 through December 2009. We also entered into a series of OTC swaps based on the future price of unleaded gasoline as quoted on the NYMEX which fixed the sales price of unleaded gasoline for a predetermined number of gallons at future dates from April 2008 through December 2009. Delek recorded unrealized gains of $3.7 million and $0.5 million, respectively, during the years ended December 31, 2008 and 2007, respectively, and realized gains of $1.2 million during the year ended December 31, 2008, which were included as an adjustment to cost of goods sold in the accompanying consolidated statements of operations.

In March 2008, we entered into a series of OTC swaps based on the future price of West Texas Intermediate Crude (WTI) as quoted on the NYMEX which fixed the purchase price of WTI for a predetermined number of barrels at future dates from July 2008 through December 2009. We also entered into a series of OTC swaps based on the future price of Ultra Low Sulfur Diesel (ULSD) as quoted on the Gulf Coast ULSD PLATTS which fixed the sales price of ULSD for a predetermined number of gallons at future dates from July 2008 through December 2009.

In accordance with SFAS 133, the WTI and ULSD swaps were designated as cash flow hedges with the change in fair value recorded in other comprehensive income. However, as of November 20, 2008, due to the suspension of operations at the refinery, the cash flow designation was removed because the probability of occurrence of the hedged forecasted transactions for the period of the shutdown became remote. All changes in the fair value of these swaps subsequent to November 20, 2008 have been recognized in the statement of operations. For the year ended December 31, 2008, we recognized unrealized gains of $10.7 million, which are included as an adjustment to cost of goods sold in the consolidated statement of operations as a result of the discontinuation of these cash flow hedges. For the year ended December 31, 2008, Delek recorded unrealized losses as a component of other comprehensive income of $0.9 million ($0.6 million, net of deferred taxes) related to the change in the fair value of the swaps prior to de-designation. The fair value of these contracts will been recognized in income beginning in May 2009, at the time the positions are closed and the hedged transactions are recognized in income. We also recognized a gain of $0.5 million relating to the ineffective portion of these hedges as of November 20, 2008. As of December 31, 2008, Delek had total unrealized losses, net of deferred income taxes, in accumulated other comprehensive income of $0.6 million associated with its cash flow hedges.

Forward Fuel Contracts

From time to time, Delek enters into forward fuel contracts with major financial institutions that fix the purchase price of finished grade fuel for a predetermined number of units at a future date and have fulfillment terms of less than 90 days. Delek recognized gains of $5.7 million and $0.5 million, respectively, during the years ended December 31, 2008 and 2007, which are included as an adjustment to cost of goods sold in the accompanying consolidated statements of operations. In 2006, Delek had no forward contracts with financial institutions.

Options

In the first quarter of 2008, Delek entered into a put option with a major financial institution that fixes the sales price of crude oil for a predetermined number of units, which settled in December 2008. Delek recorded a realized gain of $2.8 million during the year ended December 31, 2008, which is included as an adjustment to cost of goods sold in the accompanying consolidated statements of operations. There were no option contracts outstanding during the years ended December 31, 2007 or 2006.

Futures Contracts

In the first quarter of 2008, Delek entered into futures contracts with major financial institutions that fix the purchase price of crude oil and the sales price of finished grade fuel for a predetermined number of units at a future date and have fulfillment terms of less than 90 days. Delek recognized gains of $14.3 million during the year ended December 31, 2008, which are included as an adjustment to cost of goods sold in the accompanying consolidated statements of operations. There were no futures contracts outstanding during the years ended December 31, 2007 or 2006.

From time to time, Delek also enters into futures contracts with fuel supply vendors that secure supply of product to be purchased for use in the normal course of business at our refining and retail segments. These contracts are priced based on an index that is clearly and closely related to the product being purchased, contain no net settlement provisions and typically qualify under the normal purchase exemption from derivative accounting treatment under SFAS 133.

In November 2008, management made the decision to exit certain contracts with one of our fuel supply vendors for period from January 2010 through December 2010, even though no net settlement provisions existed under the contracts. The decision to exit these contracts was based largely on the uncertainty and increasing volatility of the ethanol markets. This decision and subsequent cancelation of these contracts resulted in a realized gain of $5.3 million for the year ended December 31, 2008.

Due to the suspension of operations at the refinery in November 2008, Delek will be unable to take delivery under the refining contracts covering the period of the refinery shutdown and expects to settle these contracts net with the vendors, even though no net settlement provisions exist. Therefore, Delek discontinued the normal purchase exemption under SFAS 133 for the refining contracts covering the periods from January 2009 through April 2009 and recognized a gain of $5.4 million in relation to the market value of these contracts for the year ended December 31, 2008.

Interest Rate Instruments

From time to time, Delek enters into interest rate swap and cap agreements that are intended to economically hedge floating rate debt related to our current borrowings. These interest rate derivative instruments are discussed in conjunction with our long term debt in Note 11.

16. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of Delek's deferred tax assets and liabilities, reported separately in the accompanying consolidated financial statements, as of December 31, 2008 and 2007 are as follows (in millions):

	December 31	
	2008	2007
Current Deferred Taxes:		
Self-insurance accruals	$ 2.4	$ 1.6
Other accrued reserves	0.8	0.4
Total current deferred tax assets	3.2	2.0
Non-current Deferred Taxes:		
Depreciation and amortization	(75.0)	(68.8)
Net operating loss carryforwards	2.4	2.3
Straight-line lease expense	1.6	1.6
FAS 123R stock compensation	2.9	1.7
FAS 133 derivatives	(8.6)	1.1
Minority investment	3.4	0.0
ARO liability	1.1	0.9
Deferred revenues	0.6	1.1
Environmental reserves	0.9	1.0
Other	1.4	0.0
Valuation allowance	(1.8)	(1.2)
Total non-current deferred tax liabilities	(71.1)	(60.3)
	$(67.9)	$(58.3)

The total current deferred tax assets and liabilities are $3.3 million and $(0.1) million, respectively, as of December 31, 2008 and $2.1 million and $(0.1) million, respectively, as of December 31, 2007. The total non-current deferred tax assets and liabilities are $14.4 million and $(83.7) million, respectively as of December 31, 2008 and $10.1 and $(69.2) million, respectively as of December 31, 2007.

The difference between the actual income tax expense and the tax expense computed by applying the statutory federal income tax rate to income before income taxes and cumulative effect of change in accounting policy is attributable to the following (in millions):

	Year Ended December 31,		
	2008	2007	2006
Provision for federal income taxes at statutory rate	$14.2	$ 45.6	$46.5
State income taxes, net of federal tax provision	1.3	0.7	—
Credits	(0.3)	(12.7)	(4.3)
Goodwill impairment	2.8	—	—
Other items	(0.6)	1.3	0.2
Income tax expense	$17.4	$ 34.9	$42.4

Income tax expense is as follows (in millions):

	Year Ended December 31		
	2008	2007	2006
Current	$ 6.3	$24.6	$19.6
Deferred	11.1	10.3	22.8
	$17.4	$34.9	$42.4

Deferred income tax expense above is reflective of the changes in deferred tax assets and liabilities during the current period. Included in this amount is $0.4 million of change in deferred tax assets and liabilities accounted for in accumulated other comprehensive income.

During the year ended December 31, 2008, Delek recorded an increase to the valuation allowance in the amount of $0.6 million related to certain state net operating loss carryforwards.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods, for which the deferred tax assets are deductible, management believes it is more likely than not Delek will realize the benefits of these deductible differences, net of the existing valuation allowance. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. Subsequently recognized tax benefit or expense relating to the valuation allowance for deferred tax assets will be reported as an income tax benefit or expense in the consolidated statement of operations.

At December 31, 2008, Delek has utilized all of its federal net operating loss carryforwards. State net operating loss carryforwards at December 31, 2008, totaled $58.5 million of which $37.9 million is subject to valuation allowance. Delek has $1.0 million of state net operating losses that are set to expire between 2011 and 2012. Remaining net operating losses will begin expiring in 2017. To the extent net operating loss carryforwards, when realized, relate to non-qualified stock option deductions, the resulting benefits will be credited to stockholders' equity.

In 2007, Delek adopted FIN 48, which provides a recognition threshold and guidance for measurement of income tax positions taken or expected to be taken on a tax return. FIN 48 requires the elimination of the income tax benefits associated with any income tax position where it is not "more likely than not" that the position would be sustained upon examination by the taxing authorities. The adoption of FIN 48 required an adjustment to retained earnings for the tax benefit of any uncertain tax position existing prior to January 1, 2007. Delek's cumulative retained earnings adjustment was in the amount of $0.1 million for federal and state unrecognized tax benefits including penalties and interest, net of federal and state tax benefits. During the year ending December 31, 2008 an additional $1.1 million of unrecognized tax benefits were recorded.

Increases and decreases to the beginning balance of unrecognized tax benefits during the year ended December 31, 2008 were as follows:

	Federal Unrecognized Benefit	State Unrecognized Benefit	Total
Beginning of period unrecognized benefit	$ 0.1	$0.1	$ 0.2
Net increase from current period tax positions	4.4	—	4.4
Decreases related to settlements of tax positions	(3.3)	—	(3.3)
End of period unrecognized benefits	$ 1.2	$0.1	$ 1.3

The amount of the unrecognized benefit above that if recognized would change the effective tax rate is $0.2 million.

There was a net increase of $4.4 million to the liability for unrecognized tax benefits related to timing differences during the year ended December 31, 2008, which also resulted in the reduction of a corresponding deferred tax liability. This increase in the unrecognized tax benefits resulted from a tax law change enacted at the end of 2007 but which was retroactive for two prior year filings. There were no significant changes in the liability during the year ended December 31, 2007. During 2008, Delek amended its 2007 federal income tax return, which resulted in the settlement of $3.3 million of unrecognized tax benefits. Delek believes that an additional $1.2 million of unrecognized tax benefits will be settled either favorably or unfavorably within the next twelve months.

During 2008 the Company was notified that the Internal Revenue Service would commence an audit of the Company's federal income tax returns for the years ended December 31, 2006 and December 31, 2005. The IRS audit is still ongoing as of December 31, 2008, but the Company believes that all of its Federal Unrecognized Benefits will be resolved either favorably or unfavorably during the next 12 months.

17. Commitments and Contingencies

Litigation

In the ordinary conduct of our business, we are from time to time subject to lawsuits, investigations and claims, including, environmental claims and employee related matters. In addition, OSHA is conducting an investigation concerning the explosion and fire that occured at the Tyler refinery on November 20, 2008. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, including civil penalties or other enforcement actions, we do not believe that any currently pending legal proceeding or proceedings to which we are a party will have a material adverse effect on our business, financial condition or results of operations.

Self-insurance

Delek is self-insured for employee medical claims up to $0.1 million per employee per year or an aggregate cost exposure of approximately $5.5 million per year.

Delek is self-insured for workers' compensation claims up to $1.0 million on a per accident basis. We self-insure for general liability claims up to $4.0 million on a per occurrence basis. We self-insure for auto liability up to $4.0 million on a per accident basis.

We have umbrella liability insurance available to each of our segments in an amount determined reasonable by management.

Environmental Health and Safety

Delek is subject to various federal, state and local environmental laws. These laws raise potential exposure to future claims and lawsuits involving environmental matters which could include soil and water contamination, air pollution, personal injury and property damage allegedly caused by substances which we manufactured, handled, used, released or disposed. While it is often difficult to quantify future environmental-related expenditures, Delek anticipates that continuing capital investments will be required over the next several years to comply with existing regulations.

Based upon environmental evaluations performed internally and by third parties subsequent to our purchase of the Tyler refinery, we have recorded a liability of approximately $7.7 million as of December 31, 2008 relative to the probable estimated costs of remediating or otherwise addressing certain environmental issues of a non-capital nature which were assumed in connection with the refinery acquisition. This liability includes estimated costs for on-going investigation and remediation efforts for known contaminations of soil and groundwater which were already being performed by the former owner, as well as estimated costs for additional issues which have been identified subsequent to the purchase. Approximately $2.5 million of the liability is expected to be expended over the next 12 months with the remaining balance of $5.2 million expendable by 2022.

In late 2004, the prior refinery owner began discussions with the EPA Region 6 and the United States Department of Justice ("DOJ") regarding certain air quality requirements at the refinery. The prior refinery owner expected to settle the matter with EPA and the DOJ by the end of 2005, however, EPA did not present a consent decree and no discussions occurred in 2006. Nonetheless, Delek completed certain capital projects at the refinery that EPA indicated would likely be addressed in a consent decree. These projects include a new electrical substation to increase operational reliability and additional sulfur removal capacity to address upsets at the refinery.

In June 2007, EPA Region 6 and DOJ resumed negotiations and presented the former owner and Delek with the initial draft of the consent decree in August 2007. The companies provided comments at that time and received a revised draft consent decree in April 2008. The revised draft consent decree addresses capital projects that have either been completed or will not have a material adverse effect upon our future financial results. In addition, the proposed consent decree requires certain on-going operational changes that will increase future operating expenses at the refinery. At this point in time, we believe any such costs will not have a material adverse effect upon our business, financial condition or operations. We have been advised by the EPA and the DOJ that it plans to simultaneously file a complaint and lodge a consent decree by March 31, 2009 in the United States District Court for the Eastern District of Texas naming Refining as defendant.

In October 2007, the Texas Commission on Environmental Quality ("TCEQ") approved an Agreed Order in which the Tyler refinery resolved alleged violations of air rules dating back to the acquisition of the refinery. The Agreed Order required the refinery to pay a penalty and fund a Supplemental Environmental Project for which we had previously reserved adequate amounts. In addition, the refinery was required to implement certain corrective measures, which the company has completed, with one exception. Delek has advised the TCEQ of the exception, which we believe will not result in a material adverse effect on our business, financial condition or results of operations.

Contemporaneous with the refinery purchase, Delek became a party to a Waiver and Compliance Plan with the EPA that extended the implementation deadline for low sulfur gasoline from January 1, 2006 to May 2008, based on the capital investment option we chose. In return for the extension, we agreed to produce 95% of the diesel fuel at the refinery with a sulfur content of 15 ppm or less by June 1, 2006 through the remainder of the term of the Waiver. During the first quarter of 2008, it became apparent to us that the construction of our gasoline hydrotreater would not be completed by the original deadline of May 31, 2008 due to the continuing shortage of skilled labor and ongoing delays in the receipt of equipment. We began discussions with EPA regarding this potential delay in completing the gasoline hydrotreater and agreed to an extension to certain provisions of the Waïver that allowed us to exceed the 80 ppm per-gallon sulfur maximum for up to two months past the original May 31, 2008, compliance date. Construction and commissioning of the gasoline hydrotreater was completed in June 2008 with all gasoline meeting low sulfur specifications by the end of June.

The EPA has issued final rules for gasoline formulation that will require further reductions in benzene content by 2011. We are in the process of identifying and evaluating options for complying with this requirement.

The Energy Policy Act of 2005 requires increasing amounts of renewable fuel be incorporated into the gasoline pool through 2012. Under final rules implementing this Act (the "Renewable Fuel Standard"), the Tyler refinery is classified as a small refinery exempt from renewable fuel standards through 2010. The Energy Independence and Security Act of 2007 increased the amounts of renewable fuel required by the Energy Policy Act of 2005. The EPA has not yet promulgated implementing rules for the 2007 Act so it is not yet possible to determine what the Tyler refinery compliance requirement will be. Although temporarily exempt from this rule, the Tyler refinery began supplying an E-10 gasoline-ethanol blend in January 2008.

The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as "Superfund," imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances. Under CERCLA, such persons may be subject to joint and several liabilities for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. Analogous state laws impose similar responsibilities and liabilities on responsible parties. In the course of the refinery's ordinary operations, waste is generated, some of which falls within the statutory definition of a "hazardous substance" and some of which may have been disposed of at sites that may require cleanup under Superfund. At this time, we have not been named a party at any Superfund sites and under the terms of the refinery purchase agreement, we did not assume any liability for wastes disposed of prior to our ownership.

During 2007, the Department of Homeland Security ("DHS") promulgated Chemical Facility Anti-Terrorism Standards ("CFATS") to regulate the security of "high risk" chemical facilities. In compliance with this rule, we submitted certain required information concerning our Tyler refinery and Abilene and San Angelo terminals to the DHS. We do not believe the outcome of any requirements imposed by DHS will have a material effect on our business.

In June 2007, OSHA announced it was implementing a National Emphasis Program addressing workplace hazards at petroleum refineries. Under this program, OSHA expects to conduct inspections of process safety management programs over the next two years at approximately 80 refineries nationwide. On February 19, 2008, OSHA commenced an inspection at our Tyler, Texas refinery. In August, OSHA concluded its inspection and issued citations assessing an aggregate penalty of less than $0.1 million. We are contesting the citations and do not believe that the outcome will have a material effect on our business.

On November 20, 2008, OSHA and the CSB initiated separate investigations into the fire and explosion that occurred on that date at our Tyler, Texas Refinery. Those investigations are on-going.

Vendor Commitments

Delek maintains an agreement with a significant vendor that requires the purchase of certain general merchandise exclusively from this vendor over a specified period of time. Additionally, we maintain agreements with certain fuel suppliers which contain terms which generally require the purchase of predetermined quantities of third-party branded fuel for a specified period of time. In certain fuel vendor contracts, penalty provisions exist if minimum quantities are not met.

Letters of Credit

As of December 31, 2008, Delek had in place letters of credit totaling approximately $32.1 million with various financial institutions securing obligations with respect to its workers' compensation and general liability self-insurance programs, as well as purchases of crude oil for the refinery and fuel for our retail fuel and convenience stores. No amounts were outstanding under these facilities at December 31, 2008.

Operating Leases

Delek leases land, buildings, equipment and corporate office space under agreements expiring at various dates through 2032 after considering available renewal options. Many of these leases contain renewal options and require Delek to pay executory costs (such as property taxes, maintenance, and insurance). Lease expense for all operating leases for the years ended December 31, 2008, 2007 and 2006 totaled $14.7 million, $13.3 million, and $10.8 million, respectively.

The following is an estimate of our future minimum lease payments for operating leases having remaining noncancelable terms in excess of one year as of December 31, 2008 (in millions):

2009	$12.9
2010	11.1
2011	9.1
2012	6.5
2013	4.6
Thereafter	14.1
Total future minimum rentals	$58.3

18. Employees

Workforce

A portion of our workforce in the refining segment is represented by the United Steel, Paper and Forestry, Rubber Manufacturing, Energy, Allied Industrial and Service Workers International Union and its Local 202. As of December 31, 2008 and 2007, respectively, 149 operations and maintenance hourly employees, respectively, and 40 and 27 truck drivers, respectively, at the refinery were represented by the union and covered by collective bargaining agreements which run through March 31, 2009. None of our employees in our marketing or retail segments or in our corporate office are represented by a union. We consider our relations with our employees to be satisfactory.

401(k) Plan

We sponsor a voluntary 401(k) Employee Retirement Savings Plan for eligible employees administered by Fidelity Management Trust Company. Employees must be at least 21 years of age and have 60 days of service to be eligible to participate in the plan. Employee contributions are matched on a fully-vested basis by us up to a maximum of 6% of eligible compensation. Eligibility for the company matching contribution begins on the first of the month following one year of employment. For the years ended December 31, 2008, 2007 and 2006, the 401(k) expense recognized was $1.6 million, $1.5 million, and $1.3 million respectively.

19. Related Party Transactions

At December 31, 2008, Delek Group Ltd. owned approximately 73.4% of our outstanding common stock. As a result, Delek Group Ltd. and its controlling shareholder, Mr. Sharon ("Tshuva"), will continue to control the election of our directors, influence our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

In December 2008, Delek Finance, Inc., a wholly-owned subsidiary of Delek US Holdings, Inc., borrowed $15 million from Delek Petroleum, Ltd., an Israeli corporation controlled by our indirect majority stockholder, Delek Group, Ltd. The interest rate was LIBOR + 4% and the debt was fully repaid on December 31, 2008.

On January 22, 2007, we granted 28,000 stock options to Gabriel Last, one of our directors, under our 2006 Long-Term Incentive Plan. These options vest ratably over four years, have an exercise price of $16.00 per share and will expire on January 22, 2017. The grant to Mr. Last was a special, one-time grant in consideration of his supervision and direction of management and consulting services provided by Delek Group, Ltd. to us. The grant was not compensation for his service as a director. This grant does not mark the adoption of a policy to compensate our non-employee related directors and we do not intend to issue further grants to Mr. Last in the future.

On December 10, 2006, we granted 28,000 stock options to Asaf Bartfeld, one of our directors, under our 2006 Long-Term Incentive Plan. These options vest ratably over four years and have an exercise price of $17.64 per share and will expire on December 10, 2016. The grant to Mr. Bartfeld was a special, one-time grant in consideration of his supervision and direction of management and consulting services provided by Delek Group, Ltd. to us. The grant was not compensation for his service as a director. This grant does not mark the adoption of a policy to compensate our non-employee related directors and we do not intend to issue further grants to Mr. Bartfeld in the future.

On January 12, 2006, we entered into a consulting agreement with Charles H. Green, the father of one of our named executive officers, Frederec Green. Under the terms of the agreement, Charles Green provides assistance and guidance, primarily in the area of electrical reliability, at our Tyler refinery, and is paid $100 per hour for services rendered. We paid $0.1 million, $0.2 million and $0.2 million for these services during the years ended December 31, 2008, 2007 and 2006, respectively. Mr. Green's services concluded in August 2008.

Effective January 1, 2006, Delek entered into a management and consulting agreement with Delek Group, pursuant to which key management personnel of Delek Group provide management and consulting services to Delek, including matters relating to long-term planning, operational issues and financing strategies. The agreement has an initial term of one year and will continue thereafter until either party terminates the agreement upon 30 days' advance notice. As compensation, the agreement provides for payment to Delek Group of $125 thousand per calendar quarter payable within 90 days of the end of each quarter and reimbursement for reasonable out-of-pocket costs and expenses incurred.

In June 2005, in connection with Delek's refinery operations, Delek Group guaranteed certain of Delek's obligations up to $10.0 million to one of Delek's vendors at the refinery, in consideration for which Delek agreed to pay Delek Group monthly guarantee fees of approximately $13 thousand for every calendar month during the quarter in which Delek incurs debt that is subject to the guaranty. This guaranty expired in May 2006.

As of May 1, 2005, Delek entered into a consulting agreement with Greenfeld-Energy Consulting, Ltd., ("Greenfeld") a company owned and controlled by one of Delek's directors. Under the terms of the agreement, the director personally provides consulting services relating to the refining industry and Greenfeld receives monthly consideration and reimbursement of reasonable expenses. From May 2005 through August 2005, Delek paid

Greenfeld approximately $7 thousand per month. Since September 2005, Delek has paid Greenfeld a monthly payment of approximately $8 thousand. In April 2006, Delek paid Greenfeld a bonus of $70 thousand for services rendered in 2005. Pursuant to the agreement, on May 3, 2006, we granted Mr. Greenfeld options to purchase 130,000 shares of our common stock at $16.00 per share, our initial public offering price, pursuant to our 2006 Long-Term Incentive Plan. These options vest ratably over five years. The agreement continues in effect until terminated by either party upon six months advance notice to the other party. We paid $0.1 million for these services during each of the years ended December 31, 2008, 2007 and 2006, respectively.

In August 2004, Delek executed a promissory note with its CEO in the amount of $100 thousand. In November 2005, in connection with an amendment of the CEO's employment agreement, the CEO executed an additional promissory note in the amount of $100 thousand in favor of Delek. These promissory notes bore no interest and were payable in full upon termination of the CEO's employment with Delek. On February 7, 2006, these notes were repaid in full.

20. Initial Public Offering

On May 9, 2006, we completed an initial public offering of 11,500,000 shares of our common stock at a price of $16.00 per share for an aggregate offering price of approximately $184.0 million. The shares, which are listed on the New York Stock Exchange, began trading on May 4, 2006, under the symbol "DK". All of the shares offered were primary shares sold by Delek. We received approximately $166.9 million in net proceeds from the initial public offering after payment of underwriting discounts and commissions and deduction of offering expenses. The initial public offering represented the sale by us of a 22.6% interest in Delek. All remaining outstanding shares at that date were beneficially owned by Delek Group Ltd. located in Natanya, Israel.

21. Selected Quarterly Financial Data (Unaudited)

Quarterly financial information for the years ended December 31, 2008, 2007 and 2006 is summarized below. The quarterly financial information summarized below has been prepared by Delek's management and is unaudited (in millions, except per share data).

	For the Three Month Periods Ending			
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
Net sales	$1,166.1	$1,388.5	$1,402.5	$658.1
Operating income	$ 4.6	$ 10.2	$ 44.7	$ 21.0
Net income (loss) from continuing operations	$ (5.2)	$ 3.4	$ 24.3	$ 0.5
Basic earnings (loss) per share from continuing operations	$ (0.10)	$ 0.06	$ 0.45	$ 0.01
Diluted earnings (loss) per share from continuing operations	$ (0.09)	$ 0.06	$ 0.45	$ 0.01

	For the Three Month Periods Ending			
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Net sales	$763.7	$1,051.6	$1,018.4	$1,067.2
Operating income	$ 34.3	$ 100.2	$ 32.5	$ (12.2)
Net income (loss) from continuing operations	$ 20.8	$ 66.7	$ 19.9	$ (12.0)
Basic earnings (loss) per share from continuing operations	$ 0.41	$ 1.30	$ 0.38	$ (0.23)
Diluted earnings (loss) per share from continuing operations	$ 0.40	$ 1.28	$ 0.37	$ (0.22)

Having classified the Virginia stores as assets held for sale, the results of operations as shown on a quarterly basis for all periods above have been restated to reflect the results of the Virginia stores as income from discontinued operations.

Our acquisitions, as discussed in Note 4, impact the results of operations as shown on a quarterly basis above.

Delek made certain reclassifications in the fourth quarter of 2007 that impacted the previous quarters in 2007 and 2006 operating results. These reclassifications were made to the respective periods to conform to current year presentation. Sales of intermediate feedstocks, which had previously been presented on a net basis in cost of goods sold, have been reclassified to net sales. Certain pipeline expenses previously presented in cost of goods sold have been reclassified to operating expense, general and administrative expenses, and depreciation and amortization. These reclassifications had no effect on net income or shareholders' equity, as previously reported.

22. Subsequent Events

Dividend Declaration

On January 29, 2009, Delek announced that its Board of Directors voted to declare a quarterly cash dividend of $0.0375 per share, payable on March 11, 2009, to shareholders of record on February 18, 2009.

Debt Amendments

Senior Secured Credit Facility

On January 28, 2009, the credit facility was amended to allow Express to make a one-time prepayment of a portion of its intercompany indebtedness owed to Delek. The terms of the amendment require that such prepayment in the amount of $25.0 million be made no later than March 30, 2009. The amendment also increased the interest rate margins for both Base Rate and Eurodollar loan options and provides for a Eurodollar Rate floor of 2.75%.

SunTrust ABL Revolver

On February 18, 2009, the SunTrust ABL revolver was amended to permit the sale of certain pipeline and storage assets from our refining subsidiary to our marketing subsidiary for total cash consideration of not less than $27.5 million. The amendment also increased the loan commitment fees by up to 0.25% and interest rate margins for both Base Rate and Eurodollar Rate loans by 1.25%. Additionally, the amendment suspended the utilization of the credit facility during the temporary suspension period of our refining operations, set the terms and availability of the credit facility during a defined refinery start up period, added a covenant requiring the restart of the refinery operations at a prescribed level and for a prescribed period of time beginning before October 1, 2009 and confirmed that the property maintenance covenant in the credit facility does not apply during the temporary suspension period of our refining operations.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
4.1	Specimen common stock certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.1*	Employment Agreement, dated as of May 1, 2004, by and between MAPCO Express, Inc., Uzi Yemin and Delek US Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.1(a)*	Amendment No. 1 to Employment Agreement, dated as of October 31, 2005 and effective as of September 15, 2005, by and among MAPCO Express, Inc., Delek US Holdings, Inc. and Uzi Yemin (incorporated by reference to Exhibit 10.1(a) to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.1(b)*	Amendment No. 2 to Employment Agreement, dated as of February 1, 2006, by and among MAPCO Express, Inc., Delek US Holdings, Inc. and Uzi Yemin (incorporated by reference to Exhibit 10.1(b) to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.1(c)*	Amendment No. 3 to Employment Agreement, dated as of April 17, 2006, by and among MAPCO Express, Inc., Delek US Holdings, Inc. and Uzi Yemin (incorporated by reference to Exhibit 10.1(c) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.1(d)*	Amendment No. 4 to Employment Agreement, dated as of November 13, 2006, by and among MAPCO Express, Inc., Delek US Holdings, Inc. and Uzi Yemin (incorporated by reference to Exhibit 10.1(d) to the Company's Form 10-K filed on March 20, 2007)
10.1(e)*	Amendment No. 5 dated July 23, 2007 to Employment Agreement by and among MAPCO Express, Inc., Delek US Holdings, Inc. and Uzi Yemin (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on November 9, 2007)
10.2*	Amended and Restated Consulting Agreement, dated as of April 11, 2006, by and between Greenfeld-Energy Consulting, Ltd. and Delek Refining, Ltd. (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.3*	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.4	Registration Rights Agreement, dated as of April 17, 2006, by and between Delek US Holdings, Inc. and Delek Group Ltd. (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.5	Amended and Restated Credit Agreement, dated as of April 28, 2005, among MAPCO Express, Inc., MAPCO Family Centers, Inc., the several lenders from time to time party to the Agreement, Lehman Brothers Inc., SunTrust Bank, Bank Leumi USA and Lehman Commercial Paper Inc. (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.5(a)	First Amendment to Amended and Restated Credit Agreement, dated as of August 18, 2005, among MAPCO Express, Inc., MAPCO Family Centers, Inc., the several banks and other financial institutions or entities from time to time parties thereto, Lehman Brothers Inc., SunTrust Bank, Bank Leumi USA and Lehman Commercial Paper Inc. (incorporated by reference to Exhibit 10.7(a) to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.5(b)	Second Amendment to Amended and Restated Credit Agreement, dated as of October 11, 2005, among MAPCO Express, Inc., the several banks and other financial institutions or entities from time to time parties to the Agreement, Lehman Brothers Inc., SunTrust Bank, Bank Leumi USA and Lehman Commercial Paper Inc. (incorporated by reference to Exhibit 10.7(b) to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)

Exhibit No.	Description
10.5(c)	Third Amendment to Amended and Restated Credit Agreement, dated as of December 15, 2005, among MAPCO Express, Inc., the several banks and other financial institutions or entities from time to time parties to the Credit Agreement, Lehman Brothers Inc., SunTrust Bank, Bank Leumi USA and Lehman Commercial Paper Inc. (incorporated by reference to Exhibit 10.7(c) to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.5(d)	Fourth Amendment to Amended and Restated Credit Agreement, dated as of April 18, 2006, among MAPCO Express, Inc., the several banks and other financial institutions or entities from time to time parties to the Credit Agreement, Lehman Brothers, Inc., SunTrust Bank, Bank Leumi USA and Lehman Commercial Paper Inc. (incorporated by reference to Exhibit 10.7(d) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.5(e)	Fifth Amendment to Amended and Restated Credit Agreement, dated as of June 14, 2006, among MAPCO Express, Inc., the several banks and other financial institutions or entities from time to time parties to the Credit Agreement, Lehman Brothers, Inc., SunTrust Bank, Bank Leumi USA and Lehman Commercial Paper Inc. (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on August 11, 2006)
10.5(f)	Sixth Amendment to Amended and Restated Credit Agreement entered into effective July 13, 2006, among MAPCO Express, Inc., the several banks and other financial institutions or entities from time to time parties to the Credit Agreement, Lehman Brothers, Inc., SunTrust Bank, Bank Leumi USA and Lehman Commercial Paper, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on November 14, 2006)
10.5(g)	Seventh Amendment to Amended and Restated Credit Agreement entered into effective March 30, 2007, among MAPCO Express, Inc., the several banks and other financial institutions or entities, from time to time, parties to the Credit Agreement, Lehman Brothers, Inc., SunTrust Bank, Bank Leumi USA and Lehman Commercial Paper, Inc. (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on May 15, 2007)
10.5(h)	Eighth Amendment to Amended and Restated Credit Agreement entered into effective December 3, 2008, among MAPCO Express, Inc., the several banks and other financial institutions or entities, from time to time, parties to the Credit Agreement, Lehman Brothers, Inc., SunTrust Bank, Bank Leumi USA and Lehman Commercial Paper, Inc.
10.5(i)	Ninth Amendment to the Amended and Restated Credit Agreement entered into effective January 28, 2009, among MAPCO Express, Inc., the several banks and other financial institutions or entities, from time to time, parties to the Credit Agreement, Lehman Brothers, Inc., SunTrust Bank, Bank Leumi USA and Lehman Commercial Paper, Inc.
10.6	Amended and Restated Revolving Credit Agreement, dated as of May 2, 2005, among Delek Refining, Ltd., Delek Pipeline Texas, Inc., the several banks and other financial institutions and lenders from time to time party thereto, SunTrust Bank, The CIT Group/Business Credit, Inc., National City Business Credit, Inc., Bank of America, N.A. and PNC Business Credit, Inc. (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.6(a)	First Amendment to Amended and Restated Credit Agreement, dated as of October 1, 2005, among Delek Refining, Ltd., Delek Pipeline Texas, Inc., various financial institutions, SunTrust Bank and The CIT Group/Business Credit, Inc. (incorporated by reference to Exhibit 10.8(a) to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.6(b)	Second Amended and Restated Credit Agreement, dated as of October 13, 2006, among Delek Refining, Ltd., Delek Pipeline Texas, Inc., various financial institutions, SunTrust Bank and The CIT Group/Business Credit, Inc. (incorporated by reference to Exhibit 10.8(b) to the Company's Form 10-K filed on March 20, 2007)
10.6(c)	First Amendment to Second Amended and Restated Credit Agreement, dated as of December 15, 2008, among Delek Refining, Ltd., Delek Pipeline Texas, Inc., various financial institutions, SunTrust Bank and The CIT Group/Business Credit, Inc.
10.6(d)	Letter Agreement (Second Amendment) to Second Amended and Restated Credit Agreement, dated as of January 30, 2009, among Delek Refining, Ltd., Delek Pipeline Texas, Inc. and various financial institutions including SunTrust Bank as administrative agent, issuing bank, swingline lender and collateral agent.

Exhibit No.	Description
10.6(e)	Third Amendment to Second Amended and Restated Credit Agreement, dated as of February 13, 2009, among Delek Refining, Ltd., Delek Pipeline Texas, Inc. and various financial institutions including SunTrust Bank as administrative agent, issuing bank, swingline lender and collateral agent.
10.6(f)	Fourth Amendment to Second Amended and Restated Credit Agreement, dated as of February 18, 2009, among Delek Refining, Ltd., Delek Pipeline Texas, Inc. and various financial institutions including SunTrust Bank as administrative agent, issuing bank, swingline lender and collateral agent.
10.7+	Pipeline Capacity Lease Agreement, dated April 12, 1999, between La Gloria Oil and Gas Company and Scurlock Permian, LLC (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.7(a)+	One-Year Renewal of Pipeline Capacity Lease Agreement, dated December 21, 2004, between Plains Marketing, L.P., as successor to Scurlock Permian LLC, and La Gloria Oil and Gas Company (incorporated by reference to Exhibit 10.11(a) to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.7(b)+	Assignment of the Pipeline Capacity Lease Agreement, as amended and renewed on December 21, 2004, by La Gloria Oil and Gas Company to Delek Refining, Ltd. (incorporated by reference to Exhibit 10.11(b) to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.7(c)+	Amendment to One-Year Renewal of Pipeline Capacity Lease Agreement, dated January 15, 2006, between Delek Refining, Ltd. and Plains Marketing, L.P. (incorporated by reference to Exhibit 10.11(c) to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.7(d)	Extension of Pipeline Capacity Lease Agreement, dated January 15, 2006, between Delek Refining, Ltd. and Plains Marketing, L.P. (incorporated by reference to Exhibit 10.11(d) to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.7(e)+	Modification and Extension of Pipeline Capacity Lease Agreement, effective May 1, 2006, between Delek Refining, Ltd. and Plains Marketing, L.P. (incorporated by reference to Exhibit 10.11(e) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.8+	Branded Jobber Contract, dated December 15, 2005, between BP Products North America, Inc. and MAPCO Express, Inc. (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.9*	Delek US Holdings, Inc. 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.9(a)*	Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.13(a) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.9(b)*	Director Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.13(b) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.9(c)*	Officer Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.13(c) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.10	Description of Director Compensation (incorporated by reference to Exhibit 10.8 to the Company's Form 10-Q filed on May 15, 2007)
10.11	Management and Consulting Agreement, dated as of January 1, 2006, by and between Delek Group Ltd. and Delek US Holdings, Inc. (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.12	Promissory Note, dated May 23, 2006, in the principal amount of $30,000,000, of Delek Finance, Inc., in favor of Israel Discount Bank of New York (incorporated by reference to Exhibit 10.10 to the company's Form 10-Q filed on May 24, 2006)
10.12(a)	Amended and Restated Term Loan Note, dated December 30, 2008, in the principal amount of $30,000,000 of Delek Finance, Inc., in favor of Israel Discount Bank of New York

Exhibit No.	Description
10.13	Credit Agreement dated July 31, 2006, by and between Delek Marketing & Supply, LP, and various financial institutions, from time to time, party to the Agreement, as Lenders, and Fifth Third Bank, Administrative Agent (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on November 14, 2006)
10.13(a)	First Amendment dated January 9, 2007 to the Credit Agreement dated July 31, 2006, by and between Delek Marketing & Supply, LP, and various financial institutions, from time to time, party to the Agreement, as Lenders, and Fifth Third Bank, Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on May 15, 2007)
10.13(b)	Second Amendment dated July 27, 2007 to Credit Agreement dated July 31, 2006 by and between Delek Marketing & Supply, LP and various financial institutions from time to time party to the Agreement, as Lenders, and Fifth Third Bank as Administrative Agent, and L/C Issuer (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on November 9, 2007)
10.13(c)	Amended and Restated Credit Agreement dated December 19, 2007 by and between Delek Marketing & Supply, LP and various financial institutions from time to time party to the agreement, as Lenders, and Fifth Third Bank, as Administrative Agent and L/C issuer (incorporated by reference to Exhibit 10.16(c) to the Company's Form 10-K filed on March 3, 2008)
10.13(d)	First Amendment dated October 17, 2008 to Amended and Restated Credit Agreement dated December 19, 2007 by and between Delek Marketing & Supply, LP and various financial institutions from time to time party to the agreement, as Lenders, and Fifth Third Bank, as Administrative Agent and L/C issuer
10.14	Promissory Note dated July 27, 2006, by and between Delek US Holdings, Inc., and Bank Leumi USA as lender (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on November 14, 2006)
10.15	Purchase and Sale Agreement dated February 8, 2007, by and between MAPCO Express, Inc., Calfee Company of Dalton, Inc., FM Leasing, LP, FM Leasing I, LP, MF Leasing, LP, AC Stores, LP, Com-Pac Properties, LLC, Com-Pac Properties Group, LP and Favorite One Properties, LP. (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on May 15, 2007)
10.15(a)	First Amendment dated April 2, 2007, to the Purchase and Sale Agreement dated February 8, 2007, by and between MAPCO Express, Inc., Calfee Company of Dalton, Inc., FM Leasing, LP, FM Leasing I, LP, MF Leasing, LP, AC Stores, LP, Com-Pac Properties, LLC, Com-Pac Properties Group, LP and Favorite One Properties, LP. (incorporated by reference to Exhibit 10.2(a) to the Company's Form 10-Q filed on May 15, 2007)
10.16	Credit Agreement dated March 30, 2007, by and between Delek US Holdings, Inc. and Lehman Commercial Paper Inc., as administrative agent, Lehman Brothers Inc., as arranger and joint bookrunner, and JPMorgan Chase Bank, N.A., as documentation agent, arranger and joint bookrunner (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed on May 15, 2007)
10.16(a)	First Amendment dated August 20, 2007 to the Credit Agreement dated March 30, 2007 by and between Delek US Holdings, Inc. and Lehman Commercial Paper, Inc., as administrative agent, Lehman Brothers, Inc., as arranger and joint bookrunner, and JPMorgan Chase Bank, N.A. as documentation agent, arranger and joint bookrunner (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed on November 9, 2007)
10.16(b)	Second Amendment dated October 17, 2007 to the Credit Agreement dated March 30, 2007 by and between Delek US Holdings, Inc. and Lehman Commercial Paper, Inc., as administrative agent, Lehman Brothers, Inc. as arranger and joint bookrunner, and JP Morgan Chase Bank, N.A. as documentation agent, arranger and joint bookrunner (incorporated by reference to Exhibit 10.19(b) to the Company's Form 10-K filed on March 3, 2008)
10.16(c)	Third Amendment dated December 4, 2007 to the Credit Agreement dated March 30, 2007 by and between Delek US Holdings, Inc. and Lehman Commercial Paper, Inc., as administrative agent, Lehman Brothers, Inc. as arranger and joint bookrunner, and JP Morgan Chase Bank, N.A. as documentation agent, arranger and joint bookrunner (incorporated by reference to Exhibit 10.19(c) to the Company's Form 10-K filed on March 3, 2008)

Exhibit No.	Description
10.16(d)	Fourth Amendment dated June 26, 2008 to the Credit Agreement dated March 30, 2007 by and between Delek US Holdings, Inc. and Lehman Commercial Paper, Inc., as administrative agent, Lehman Brothers, Inc., as arranger and joint bookrunner, and JP Morgan Chase Bank, N.A. as documentation agent, arranger and joint bookrunner (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on August 11, 2008)
10.16(e)	Fifth Amendment dated December 29, 2008 to the Credit Agreement dated March 30, 2007 by and between Delek US Holdings, Inc. and Lehman Commercial Paper, Inc., as administrative agent, Lehman Brothers, Inc., as arranger and joint bookrunner, and JP Morgan Chase Bank, N.A. as documentation agent, arranger and joint bookrunner
10.17*	Letter Agreement dated September 1, 2004, by and between MAPCO Express, Inc. and Assaf Ginzburg (incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q filed on May 15, 2007)
10.18*	Letter Agreement dated May 25, 2005, by and between MAPCO Express, Inc. and Edward A. Morgan (incorporated by reference to Exhibit 10.6 to the Company's Form 10-Q filed on May 15, 2007)
10.19*	Letter Agreement dated May 25, 2005, by and between Delek Refining, Inc. and Frederec Green (incorporated by reference to Exhibit 10.7 to the Company's Form 10-Q filed on May 15, 2007)
10.20	Stock Purchase Agreement dated July 12, 2007 by and between TransMontaigne, Inc. and Delek US Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on November 9, 2007)
10.21	Registration Rights Agreement dated August 22, 2007 by and between Delek US Holdings, Inc. and TransMontaigne, Inc. (incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q filed on November 9, 2007)
10.21(a)	Assignment and Assumption Agreement dated October 9, 2007 by and between TransMontaigne, Inc., as assignor, Morgan Stanley Capital Group, Inc., as assignee, and Delek US Holdings, Inc. (incorporated by reference to Exhibit 10.24(a) to the Company's Form 10-K filed on March 3, 2008)
10.22++	Distribution Service Agreement dated December 28, 2007 by and between MAPCO Express, Inc. and Core-Mark International, Inc. (incorporated by reference to Exhibit 10.25 to the Company's Form 10-K filed on March 3, 2008)
21.1	Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP
24.1	Power of Attorney
31.1	Certification of the Company's Chief Executive Officer pursuant to Rule 13a-14(a)/15(d)-14(a) under the Securities Exchange Act
31.2	Certification of the Company's Chief Financial Officer pursuant to Rule 13a-14(a)/15(d)-14(a) under the Securities Exchange Act
32.1	Certification of the Company's Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Company's Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Management contract or compensatory plan or arrangement.

\+ Confidential treatment has been requested with respect to certain portions of this exhibit pursuant to Rule 406 of the Securities Act. Omitted portions have been filed separately with the Securities and Exchange Commission.

++ Confidential treatment has been requested with respect to certain portions of this exhibit pursuant to Rule 24b-2 of the Securities Exchange Act. Omitted portions have been filed separately with the Securities and Exchange Commission.

Exhibit 21.1

Delek US Holdings, Inc.

Subsidiaries of the Registrant

Company Name:	State of Incorporation:
MAPCO Express, Inc.	DE
Gasoline Associated Services, Inc.	AL
Liberty Wholesale Co., Inc.	AL
Delek Refining, Inc.	DE
Delek U.S. Refining GP, LLC	TX
Delek Refining, Ltd.	TX
Delek Pipeline Texas, Inc.	TX
MPC Pipeline Acquisition, Inc.	TX
Delek Land Texas, Inc.	TX
MPC Land Acquisition, Inc.	TX
Delek Marketing & Supply, Inc.	DE
Delek Marketing & Supply, LP	DE
Delek Marketing GP, LLC	DE
Delek Finance, Inc.	DE
MAPCO Fleet, Inc.	DE

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-134495) pertaining to the Delek US Holdings, Inc. 2006 Long-Term Incentive Plan and the Executive Employment Agreement Share Purchase Rights of Delek US Holdings, Inc. of our reports dated March 3, 2009, with respect to the consolidated financial statements of Delek US Holdings, Inc., and the effectiveness of internal control over financial reporting of Delek US Holdings, Inc., included in the Annual Report (Form 10-K) for the year ended December 31, 2008.

/s/ Ernst & Young LLP

Nashville, Tennessee
March 3, 2009

EXHIBIT 24.1

POWER OF ATTORNEY

Know all men by these presents, that the undersigned directors of Delek US Holdings, Inc., a Delaware corporation, do and each of them does, hereby constitute and appoint EZRA UZI YEMIN and EDWARD MORGAN, his or her true and lawful attorneys-in-fact and agents, and each of them with full power to act without the others, for him or her and in his or her name, place and stead, to sign the Delek US Holdings, Inc. Form 10-K for the year ending December 31, 2008 and any and all future amendments thereto; and to file said Form 10-K and any such amendments with all exhibits thereto, and any and all other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

This power of attorney may be executed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

In witness whereof, the undersigned have hereunto set their hands and seals as of the date set forth below.

/s/ Ezra Uzi Yemin
Ezra Uzi Yemin
Date: March 4, 2009

/s/ Gabriel Last
Gabriel Last
Date: March 4, 2009

/s/ Asaf Bartfeld
Asaf Bartfeld
Date: March 4, 2009

/s/ Zvi Greenfeld
Zvi Greenfeld
Date: March 4, 2009

/s/ Philip L. Maslowe
Philip L. Maslowe
Date: March 4, 2009

/s/ Charles H. Leonard
Charles H. Leonard
Date: March 4, 2009

/s/ Carlos E. Jordá
Carlos E. Jordá
Date: March 4, 2009

Exhibit 31.1

Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, As adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Ezra Uzi Yemin, certify that:

1. I have reviewed this Annual Report on Form 10-K of Delek US Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Ezra Uzi Yemin

Ezra Uzi Yemin,
Chief Executive Officer and President

Dated: March 9, 2009

Exhibit 31.2

Certification by Chief Financial Officer pursuant to
Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934,
As adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Edward Morgan, certify that:

1. I have reviewed this Annual Report on Form 10-K of Delek US Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Edward Morgan

Edward Morgan,
Vice President and Chief Financial Officer

Dated: March 9, 2009

Exhibit 32.1

Certification Pursuant to
18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Delek US Holdings, Inc. (the "Company") on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ezra Uzi Yemin, Chief Executive Officer and President of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, and to the best of my knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Ezra Uzi Yemin

Ezra Uzi Yemin,
Chief Executive Officer and President

Dated: March 9, 2009

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

Certification of
Periodic Financial Report
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Delek US Holdings, Inc. (the "Company") on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Edward Morgan, Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, and to the best of my knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Edward Morgan

Edward Morgan,
Vice President and Chief Financial Officer

Dated: March 9, 2009

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained and furnished to the Securities and Exchange Commission or its staff upon request.

ANNUAL MEETING OF STOCKHOLDERS OF

DELEK US HOLDINGS, INC.

May 5, 2009

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at http://phx.corporate-ir.net/phoenix.zhtml?c=196835&p=irol-proxy

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20730300000000000000 9   050509

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Directors:

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:
○ Erza Uzi Yemin
○ Gabriel Last
○ Asaf Bartfeld
○ Zvi Greenfeld
○ Carlos E. Jordá
○ Charles H. Leonard
○ Philip L. Maslowe

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. To approve a one-time option exchange program in which options outstanding under our 2006 Long-Term Incentive Plan may be exchanged for replacement options covering fewer shares with an exercise price equal to the higher of $8.00 or the fair market value of our common stock on the date of grant	☐	☐	☐
3. Ratification of the appointment of Ernst & Young, LLP as our independent registered accounting firm for 2009:	☐	☐	☐

Discretionary authority is hereby granted with respect to such other matters as may properly come before the meeting. The stockholder below acknowledges receipt of the Notice of Annual Meeting of Stockholders and the Proxy Statement, each of which has been furnished herewith.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE DIRECTORS, THE APPROVAL OF A ONE-TIME OPTION EXCHANGE PROGRAM AND THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG, LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2009.

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED AS DESIGNATED BY THE UNDERSIGNED. IF NO CHOICE IS SPECIFIED, THE PROXY WILL BE VOTED FOR PROPOSALS NO. 1, 2 AND 3.

PLEASE COMPLETE, DATE, SIGN, AND RETURN THE PROXY IN THE ENVELOPE PROVIDED.

Signature of Stockholder ________ Date: ________ Signature of Stockholder ________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

DELEK US HOLDINGS, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 5, 2009.

Ezra Uzi Yemin and Edward Morgan and each of them, as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution and resubstitution, are hereby authorized to represent and to vote all shares of common stock, par value $0.01 per share, of Delek US Holdings, Inc. held of record by the undersigned on March 11, 2009, at the Annual Meeting of Stockholders to be held at 2:00 pm central time on May 5, 2009, at the Holiday Inn at 5701 South Broadway in Tyler, Texas, and any adjournment or postponement thereof. Any and all proxies heretofore given are hereby revoked.

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED AS DESIGNATED BY THE UNDERSIGNED. IF NO CHOICE IS SPECIFIED, THE PROXY WILL BE VOTED FOR PROPOSALS NO. 1, 2 AND 3.

(Continued and to be signed on the reverse side)

Safe Harbor Provisions Regarding Forward-Looking Statements: This annual report contains forward-looking statements that are based upon current expectations and involve a number of risks and uncertainties. Statements concerning our current estimates, expectations and projections about our future results, performance, prospects and opportunities and other statements, concerns, or matters that are not historical facts are "forward-looking statements," as that term is defined under the federal securities laws.

Investors are cautioned that the following important factors, among others, may affect these forward-looking statements. These factors include but are not limited to: our competitive position and the effects of competition; the projected growth of the industry in which we operate; changes in the scope, costs, and/or timing of capital projects; management's ability to execute its strategy of growth through acquisitions and transactional risks in acquisitions; general economic and business conditions, particularly levels of spending relating to travel and tourism or conditions affecting the southeastern United States; risks and uncertainties with respect to the quantities and costs of crude oil, the costs to acquire feedstocks and the price of the refined petroleum products we ultimately sell; potential conflicts of interest between our majority stockholder and other stockholders; and other risks contained in our filings with the Securities and Exchange Commission.

Forward-looking statements should not be read as a guarantee of future performance or results and will not be accurate indications of the times at or by which such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management's good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Delek US undertakes no obligation to update or revise any such forward-looking statements.

Delek US

Delek US

Delek US Holdings, Inc.
7102 Commerce Way
Brentwood, TN 37027

(615) 771-6701
delekus.com